      As filed with the Securities and Exchange Commission on July 11, 2008
                                                REGISTRATION STATEMENT NO. 333 -
                                                                       811-21262

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.                                                  [ ]
POST-EFFECTIVE AMENDMENT NO.                                                 [ ]

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 56                                                             [X]

                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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--------------------------------------------------------------------------------

                           VINTAGE ACCESS(SM)  ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9325.

                     VINTAGE ACCESS(SM) ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002
                                 APRIL 28, 2008

This prospectus describes VINTAGE ACCESS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     8
CONDENSED FINANCIAL INFORMATION.........................................    12
THE ANNUITY CONTRACT....................................................    12
Contract Owner Inquiries................................................    13
Purchase Payments.......................................................    13
Accumulation Units......................................................    14
The Variable Funding Options............................................    14
CHARGES AND DEDUCTIONS..................................................    20
General.................................................................    20
Transfer Charge.........................................................    21
Administrative Charges..................................................    21
Mortality and Expense Risk Charge.......................................    22
Enhanced Stepped-Up Provision Charge....................................    22
Guaranteed Minimum Withdrawal Benefit Charge............................    22
Variable Funding Option Expenses........................................    22
Premium Tax.............................................................    22
Changes in Taxes Based upon Premium or Value............................    22
TRANSFERS...............................................................    22
Market Timing/Excessive Trading.........................................    23
Dollar Cost Averaging...................................................    25
ACCESS TO YOUR MONEY....................................................    25
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    26
Types of Ownership......................................................    26
Contract Owner..........................................................    26
Beneficiary.............................................................    26
Annuitant...............................................................    27
DEATH BENEFIT...........................................................    27
Death Proceeds before the Maturity Date.................................    27
Enhanced Stepped-Up Provision ("E.S.P.")................................    29
Payment of Proceeds.....................................................    30
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    32
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    32
Death Proceeds after the Maturity Date..................................    33
LIVING BENEFITS.........................................................    33
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    33
THE ANNUITY PERIOD......................................................    39
Maturity Date...........................................................    39
Allocation of Annuity...................................................    39
Variable Annuity........................................................    39
Fixed Annuity...........................................................    40
PAYMENTS OPTIONS........................................................    40
Election of Options.....................................................    40
Annuity Options.........................................................    40
Variable Liquidity Benefit..............................................    41
MISCELLANEOUS CONTRACT PROVISIONS.......................................    41
Right to Return.........................................................    41
Termination.............................................................    41
Required Reports........................................................    41
Suspension of Payments..................................................    42
THE SEPARATE ACCOUNTS...................................................    42
Performance Information.................................................    43
FEDERAL TAX CONSIDERATIONS..............................................    43
General Taxation of Annuities...........................................    43
Types of Contracts: Qualified and Non-qualified.........................    44
Qualified Annuity Contracts.............................................    44
Taxation of Qualified Annuity Contracts.................................    44
Mandatory Distributions for Qualified Plans.............................    45
Individual Retirement Annuities.........................................    45
Roth IRAs...............................................................    46
TSAs (ERISA and Non-ERISA)..............................................    46
Non-qualified Annuity Contracts.........................................    48
Diversification Requirements for Variable Annuities.....................    49
Ownership of the Investments............................................    49
Taxation of Death Benefit Proceeds......................................    50
Other Tax Considerations................................................    50
Treatment of Charges for Optional Benefits..............................    50
Guaranteed Minimum Withdrawal Benefits..................................    50
Puerto Rico Tax Considerations..........................................    50
Non-Resident Aliens.....................................................    51
Tax Credits and Deductions..............................................    51
OTHER INFORMATION.......................................................    51
The Insurance Company...................................................    51
Financial Statements....................................................    51
Distribution of Variable Annuity Contracts..............................    52
Conformity with State and Federal Laws..................................    53
Voting Rights...........................................................    53
Restrictions on Financial Transactions..................................    53
Legal Proceedings.......................................................    53
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE INSURANCE
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE LIFE AND ANNUITY
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                             VINTAGE ACCESS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.65% for the Standard Death Benefit, and 1.85% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.65% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge......................           1.65%(3)                  1.85%(3)
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.80%                     2.00%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           2.00%                     2.20%
Optional GMWB I Charge (maximum upon reset)............           1.00%(4)                  1.00%(4)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(4)                  1.00%(4)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           2.05%                     2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.25%                     2.45%


---------
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(3) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, and an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(4) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOW                       ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $477       $1,431      $2,388      $4,790       $477       $1,431      $2,388      $4,790
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $377       $1,142      $1,920      $3,927       $377       $1,142      $1,920      $3,927


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage Access Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Enhanced Death Benefit                                                           75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.65% annually. If you choose the Enhanced Death Benefit, the M&E charge is equal to 1.85% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before age 80 and before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date;

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80th birthday, plus any additional Purchase Payments and minus any partial surrender reductions (as described below) which occur after the Annuitant's 80th birthday

* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected a GMWB rider.

ADJUSTED PURCHASE PAYMENT:

The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

STEP UP VALUE:

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE:

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus (c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the roll-up death benefit value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION:

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 x (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 x (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the Partial Surrender Reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. THIS PROVISION MUST BE ELECTED AT TIME OF APPLICATION.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE INITIAL CONTRACT VALUE. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spousal joint owner        Yes
NOT THE ANNUITANT)                                           elects to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE CONTRACT OWNER)
The beneficiary (ies), or if  The beneficiary elects to      Yes
  none, to the Contract       continue the Contract rather
  Owner. If the Contract      than receive a lump sum
  Owner is not living, then   distribution.
  to the joint owner. If
  none, then to the Contract
  Owner's estate.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                         MANDATORY PAYOUT
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                         RULES APPLY *
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

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ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.


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

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn

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

earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that

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

the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage Access is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and

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

distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death

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benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 1.80%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (3/03)...................................  2006      1.474          1.539               --
                                                       2005      1.435          1.474           13,259
                                                       2004      1.313          1.435               --
                                                       2003      1.000          1.313               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.435          1.400               --
                                                       2005      1.272          1.435               --
                                                       2004      1.195          1.272               --
                                                       2003      1.000          1.195               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      2.028          2.288          354,584
                                                       2006      1.715          2.028          361,129
                                                       2005      1.530          1.715          126,514
                                                       2004      1.373          1.530           74,543
                                                       2003      1.000          1.373               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.844          2.034          607,692
                                                       2006      1.703          1.844          642,261
                                                       2005      1.492          1.703          477,055
                                                       2004      1.350          1.492          205,142
                                                       2003      1.000          1.350           24,218

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.685          1.738          682,575
                                                       2006      1.489          1.685          713,995
                                                       2005      1.432          1.489          494,459
                                                       2004      1.321          1.432          229,220
                                                       2003      1.000          1.321           35,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.689          1.670               --
                                                       2005      1.455          1.689           31,926
                                                       2004      1.239          1.455               --
                                                       2003      1.000          1.239               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.767          2.302               --
                                                       2005      1.679          1.767           20,631
                                                       2004      1.301          1.679               --
                                                       2003      1.000          1.301               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417               --
                                                       2005      1.205          1.304               --
                                                       2004      1.074          1.205               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.449               --
                                                       2005      1.203          1.301           41,203
                                                       2004      1.067          1.203               --
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.837          2.120           67,500
                                                       2006      1.676          1.837           91,310
                                                       2005      1.460          1.676           97,502
                                                       2004      1.289          1.460           37,549
                                                       2003      1.000          1.289            2,003

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.260          2.560           51,198
                                                       2006      2.047          2.260           62,428
                                                       2005      1.766          2.047           43,707
                                                       2004      1.442          1.766           30,239
                                                       2003      1.000          1.442               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.198          1.221          782,766
                                                       2006      1.031          1.198          820,739
                                                       2005      1.000          1.031          263,063

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (3/03)........................  2007      1.681          1.837           21,477
                                                       2006      1.575          1.681           22,152
                                                       2005      1.530          1.575           22,174
                                                       2004      1.398          1.530           16,786
                                                       2003      1.000          1.398            2,000

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.518          1.765               --
                                                       2005      1.398          1.518          181,951
                                                       2004      1.264          1.398           40,445
                                                       2003      1.000          1.264               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523          165,470
                                                       2006      2.214          2.785          167,146
                                                       2005      1.769          2.214           21,391
                                                       2004      1.444          1.769           10,655
                                                       2003      1.000          1.444               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      2.115          2.398          114,721
                                                       2006      1.773          2.115          121,097
                                                       2005      1.638          1.773          143,783
                                                       2004      1.407          1.638           44,199
                                                       2003      1.000          1.407            1,000

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.684          2.015               --
                                                       2005      1.575          1.684           79,380
                                                       2004      1.382          1.575            6,457
                                                       2003      1.000          1.382               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.910          2.283               --
                                                       2006      1.716          1.910               --
                                                       2005      1.559          1.716               --
                                                       2004      1.318          1.559            2,007
                                                       2003      1.000          1.318            2,007

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720               --
                                                       2005      1.503          1.536            6,768
                                                       2004      1.332          1.503               --
                                                       2003      1.000          1.332               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (3/03).............................................  2007      1.465          1.558               --
                                                       2006      1.390          1.465               --
                                                       2005      1.331          1.390               --
                                                       2004      1.317          1.331            1,000
                                                       2003      1.000          1.317            1,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.648          1.642          136,667
                                                       2006      1.542          1.648          165,864
                                                       2005      1.406          1.542          181,681
                                                       2004      1.302          1.406           78,678
                                                       2003      1.000          1.302           12,641

  LMPVET Appreciation Subaccount (Class I) (3/03)....  2007      1.511          1.609          350,654
                                                       2006      1.340          1.511          378,582
                                                       2005      1.308          1.340          126,696
                                                       2004      1.224          1.308           25,456
                                                       2003      1.000          1.224           15,635

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.540          1.537           21,352

  LMPVET Capital and Income Subaccount (Class II)
  (3/03).............................................  2007      1.365          1.413          651,681
                                                       2006      1.258          1.365          699,299
                                                       2005      1.229          1.258          948,369
                                                       2004      1.191          1.229          817,319
                                                       2003      1.000          1.191          171,664

  LMPVET Capital Subaccount (3/03)...................  2007      1.554          1.555          306,595
                                                       2006      1.393          1.554          311,208
                                                       2005      1.347          1.393          343,429
                                                       2004      1.286          1.347          153,628
                                                       2003      1.000          1.286           28,399

  LMPVET Dividend Strategy Subaccount (3/03).........  2007      1.402          1.466            6,221
                                                       2006      1.210          1.402            7,236
                                                       2005      1.235          1.210            7,236
                                                       2004      1.216          1.235            8,236
                                                       2003      1.000          1.216            1,000

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.585          1.633           27,889
                                                       2006      1.401          1.585           30,133
                                                       2005      1.369          1.401           30,537
                                                       2004      1.264          1.369           25,069
                                                       2003      1.000          1.264               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.769          1.759           69,427
                                                       2006      1.542          1.769           78,920
                                                       2005      1.498          1.542           97,170
                                                       2004      1.410          1.498           60,356
                                                       2003      1.000          1.410            2,008

  LMPVET Global Equity Subaccount (3/03).............  2007      1.679          1.730          338,168
                                                       2006      1.484          1.679          356,289
                                                       2005      1.418          1.484          357,728
                                                       2004      1.310          1.418          358,686
                                                       2003      1.000          1.310            7,252

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.750          1.786           32,410
                                                       2006      1.507          1.750           65,300
                                                       2005      1.440          1.507           69,486
                                                       2004      1.328          1.440           41,184
                                                       2003      1.000          1.328               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.449          1.498           38,793
                                                       2006      1.410          1.449           65,133
                                                       2005      1.364          1.410           70,058
                                                       2004      1.384          1.364           26,136
                                                       2003      1.000          1.384           14,848

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.690          1.778            9,506
                                                       2006      1.499          1.690           13,357
                                                       2005      1.409          1.499           13,366
                                                       2004      1.299          1.409           17,630
                                                       2003      1.000          1.299            1,014

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (3/03)............................  2007      1.492          1.517               --
                                                       2006      1.353          1.492           21,358
                                                       2005      1.330          1.353           21,364
                                                       2004      1.269          1.330           23,370
                                                       2003      1.000          1.269            2,000

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.977          2.136               --
                                                       2006      1.785          1.977            5,301
                                                       2005      1.732          1.785            5,301
                                                       2004      1.532          1.732            5,756
                                                       2003      1.000          1.532               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015          126,006
                                                       2006      0.997          1.020          133,961
                                                       2005      0.992          0.997          106,311
                                                       2004      0.998          0.992          162,467
                                                       2003      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (3/03).............................................  2007      1.178          1.179           56,288
                                                       2006      1.138          1.178           59,286
                                                       2005      1.129          1.138           57,517
                                                       2004      1.077          1.129           33,476
                                                       2003      1.000          1.077            1,000

  LMPVIT High Income Subaccount (3/03)...............  2007      1.413          1.392          140,693
                                                       2006      1.296          1.413          182,382
                                                       2005      1.286          1.296          195,440
                                                       2004      1.186          1.286           51,934
                                                       2003      1.000          1.186            1,000

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.019          1.050           71,564
                                                       2006      0.991          1.019           15,525
                                                       2005      0.982          0.991          298,751
                                                       2004      0.991          0.982          326,129
                                                       2003      1.000          0.991           29,412

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (3/03)...................................  2007      1.866          1.991               --
                                                       2006      1.683          1.866           10,932
                                                       2005      1.634          1.683           12,861
                                                       2004      1.439          1.634            1,000
                                                       2003      1.000          1.439            1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.774          1.860               --
                                                       2006      1.529          1.774           22,404
                                                       2005      1.496          1.529           22,408
                                                       2004      1.406          1.496           22,411
                                                       2003      1.000          1.406               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666               --
                                                       2006      1.393          1.604           63,882
                                                       2005      1.373          1.393           72,663
                                                       2004      1.241          1.373           15,864
                                                       2003      1.000          1.241               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975               --
                                                       2006      1.627          1.793           62,157
                                                       2005      1.531          1.627           67,831
                                                       2004      1.256          1.531           22,640
                                                       2003      1.000          1.256               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.709          1.790               --
                                                       2006      1.616          1.709            5,030

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.775          1.786            2,041

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.164               --
                                                       2006      1.124          1.196           11,080

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      2.049          1.995           45,796
                                                       2006      1.862          2.049           89,169

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.710          2.190            3,365
                                                       2006      1.670          1.710           31,926

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.209          1.069            3,205

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.074          1.094          853,899
                                                       2006      1.001          1.074          846,517

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.058           55,836
                                                       2006      0.971          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.479          1.625               --
                                                       2006      1.499          1.479               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.223          1.338               --
                                                       2006      1.234          1.223               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.342          2.456            5,856

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.395          1.474           17,764
                                                       2006      1.264          1.395           19,503

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.020           42,461
                                                       2006      1.003          1.218           38,057

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200          327,620

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.570          1.619           69,334
                                                       2006      1.462          1.570          134,263

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.108          1.222               --
                                                       2006      1.054          1.108               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.162          1.217          130,459
                                                       2006      1.123          1.162          132,030

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.027          0.979           96,590
                                                       2006      1.003          1.027           93,004

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.544          1.826           13,690
                                                       2006      1.584          1.544           18,508

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.077          1.122          201,157
                                                       2006      1.000          1.077          207,166

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.414          1.388           22,628
                                                       2006      1.000          1.414           66,963

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.428          1.457               --
                                                       2006      1.410          1.428           13,196

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.575          1.609           58,347
                                                       2006      1.537          1.575           97,017

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.074               --
                                                       2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.080               --
                                                       2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.048          1.079               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.079               --
                                                       2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.079               --
                                                       2006      1.002          1.058               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.427          1.460          193,744
                                                       2006      1.337          1.427          194,087

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.050          1.096          131,659
                                                       2006      0.996          1.050          146,163

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.144               --
                                                       2006      0.998          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130               --
                                                       2006      1.121          1.109          376,084
                                                       2005      1.118          1.121          402,925
                                                       2004      1.045          1.118          210,200
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.081          1.154          916,239
                                                       2006      1.060          1.081          931,973
                                                       2005      1.053          1.060          344,396
                                                       2004      1.022          1.053          136,536
                                                       2003      1.000          1.022            6,058

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.176          2.354               --
                                                       2006      1.735          2.176               --
                                                       2005      1.574          1.735               --
                                                       2004      1.379          1.574               --
                                                       2003      1.000          1.379               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      2.321          2.477               --
                                                       2006      2.015          2.321               --
                                                       2005      1.916          2.015               --
                                                       2004      1.546          1.916               --
                                                       2003      1.000          1.546               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.408          1.499               --
                                                       2005      1.319          1.408               --
                                                       2004      1.261          1.319               --
                                                       2003      1.000          1.261               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.464          1.537               --
                                                       2005      1.426          1.464           97,576
                                                       2004      1.322          1.426           44,350
                                                       2003      1.000          1.322               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (3/03)..............  2006      1.369          1.410               --
                                                       2005      1.283          1.369            7,856
                                                       2004      1.226          1.283               --
                                                       2003      1.000          1.226               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.027          1.091               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.009          1.012               --
                                                       2005      1.006          1.009               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.075               --
                                                       2005      0.994          1.038               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.051          1.096               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.024          1.044               --
                                                       2005      1.000          1.024               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.050          1.039               --
                                                       2005      1.054          1.050          242,801
                                                       2004      1.044          1.054          116,855
                                                       2003      1.000          1.044            1,994

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.523          1.616               --
                                                       2005      1.383          1.523            5,703
                                                       2004      1.215          1.383            4,058
                                                       2003      1.000          1.215            5,450

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.498          1.584               --
                                                       2005      1.479          1.498           28,625
                                                       2004      1.320          1.479               --
                                                       2003      1.000          1.320               --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.296          1.337               --
                                                       2005      1.281          1.296          240,148
                                                       2004      1.170          1.281           95,126
                                                       2003      1.000          1.170               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.170          1.264               --
                                                       2005      1.119          1.170           20,909
                                                       2004      1.000          1.119               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.622          1.862               --
                                                       2005      1.508          1.622          110,871
                                                       2004      1.326          1.508           53,602
                                                       2003      1.000          1.326               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462               --
                                                       2005      1.325          1.379          175,808
                                                       2004      1.214          1.325           56,561
                                                       2003      1.000          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.002          1.054               --
                                                       2005      1.000          1.002               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.123               --
                                                       2005      1.093          1.113           91,666
                                                       2004      1.000          1.093           13,243

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.380          1.439               --
                                                       2005      1.377          1.380            5,234
                                                       2004      1.272          1.377               --
                                                       2003      1.000          1.272               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.072          1.234               --
                                                       2005      1.000          1.072               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.981          1.124               --
                                                       2005      1.000          0.981           11,080

  Travelers Van Kampen Enterprise Subaccount (3/03)..  2006      1.328          1.378               --
                                                       2005      1.254          1.328           67,707
                                                       2004      1.229          1.254            1,000
                                                       2003      1.000          1.229            1,000

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (3/03)..........................................  2007      1.368          1.572            5,883
                                                       2006      1.354          1.368            5,883
                                                       2005      1.278          1.354            5,883
                                                       2004      1.215          1.278            7,883
                                                       2003      1.000          1.215            2,000

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 2.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (3/03)...................................  2006      1.004          1.046               --
                                                       2005      1.000          1.004               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.151          1.113               --
                                                       2005      1.000          1.151               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      1.304          1.457               --
                                                       2006      1.112          1.304               --
                                                       2005      1.000          1.112               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.222          1.336           94,596
                                                       2006      1.139          1.222           94,596
                                                       2005      1.000          1.139           94,596

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.161          1.187               --
                                                       2006      1.035          1.161               --
                                                       2005      1.000          1.035               --

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.161          1.145               --
                                                       2005      1.000          1.161               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.080          1.394               --
                                                       2005      1.000          1.080               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.072          1.162               --
                                                       2005      1.000          1.072               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.099          1.220               --
                                                       2005      1.000          1.099               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.225          1.401               --
                                                       2006      1.128          1.225               --
                                                       2005      1.000          1.128               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      1.240          1.392           42,187
                                                       2006      1.134          1.240           42,187
                                                       2005      1.000          1.134           42,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.180          1.192               --
                                                       2006      1.025          1.180               --
                                                       2005      1.000          1.025               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (3/03)........................  2007      1.108          1.199               --
                                                       2006      1.047          1.108               --
                                                       2005      1.000          1.047               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.075          1.239               --
                                                       2005      1.000          1.075               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.500          1.880           18,009
                                                       2006      1.203          1.500           18,009
                                                       2005      1.000          1.203           18,009

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      1.262          1.418           92,200
                                                       2006      1.067          1.262           92,200
                                                       2005      1.000          1.067           92,200

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.058          1.254               --
                                                       2005      1.000          1.058               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.212          1.436               --
                                                       2006      1.099          1.212               --
                                                       2005      1.000          1.099               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.025          1.139               --
                                                       2005      1.000          1.025               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (3/03).............................................  2007      1.085          1.151               --
                                                       2006      1.038          1.085               --
                                                       2005      1.000          1.038               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.168          1.154               --
                                                       2006      1.103          1.168               --
                                                       2005      1.000          1.103               --

  LMPVET Appreciation Subaccount (Class I) (3/03)....  2007      1.128          1.190               --
                                                       2006      1.009          1.128               --
                                                       2005      1.000          1.009               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.135          1.131               --

  LMPVET Capital and Income Subaccount (Class II)
  (3/03).............................................  2007      1.102          1.130               --
                                                       2006      1.024          1.102               --
                                                       2005      1.000          1.024               --

  LMPVET Capital Subaccount (3/03)...................  2007      1.149          1.138               --
                                                       2006      1.039          1.149               --
                                                       2005      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (3/03).........  2007      1.119          1.159               --
                                                       2006      0.975          1.119               --
                                                       2005      1.000          0.975               --

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.145          1.169               --
                                                       2006      1.022          1.145               --
                                                       2005      1.000          1.022               --

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.176          1.159           25,432
                                                       2006      1.035          1.176           25,432
                                                       2005      1.000          1.035           25,432

  LMPVET Global Equity Subaccount (3/03).............  2007      1.176          1.201               --
                                                       2006      1.049          1.176               --
                                                       2005      1.000          1.049               --

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.199          1.212           33,806
                                                       2006      1.041          1.199           33,806
                                                       2005      1.000          1.041           33,806

  LMPVET Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.069          1.096           38,455
                                                       2006      1.050          1.069           38,455
                                                       2005      1.000          1.050           38,455

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.190          1.241               --
                                                       2006      1.065          1.190               --
                                                       2005      1.000          1.065               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (3/03)............................  2007      1.108          1.118               --
                                                       2006      1.013          1.108               --
                                                       2005      1.000          1.013               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.175          1.258               --
                                                       2006      1.070          1.175               --
                                                       2005      1.000          1.070               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          0.996               --
                                                       2006      0.997          1.010               --
                                                       2005      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (3/03).............................................  2007      1.017          1.009               --
                                                       2006      0.991          1.017               --
                                                       2005      1.000          0.991               --

  LMPVIT High Income Subaccount (3/03)...............  2007      1.073          1.047               --
                                                       2006      0.993          1.073               --
                                                       2005      1.000          0.993               --

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.020          1.042               --
                                                       2006      1.002          1.020               --
                                                       2005      1.000          1.002               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (3/03)...................................  2007      1.176          1.251               --
                                                       2006      1.071          1.176               --
                                                       2005      1.000          1.071               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.183          1.237               --
                                                       2006      1.029          1.183               --
                                                       2005      1.000          1.029               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.164          1.205               --
                                                       2006      1.020          1.164           40,260
                                                       2005      1.000          1.020           40,260

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.168          1.282               --
                                                       2006      1.069          1.168               --
                                                       2005      1.000          1.069               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.260               --
                                                       2006      1.148          1.206           37,866

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.250          1.250           37,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.181          1.138           15,825
                                                       2006      1.116          1.181           15,825

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.331          1.284           25,692
                                                       2006      1.217          1.331           25,692

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.165          1.479               --
                                                       2006      1.145          1.165               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.189          1.046               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.078           43,845
                                                       2006      1.001          1.068               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.042               --
                                                       2006      0.970          1.064               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.119          1.218               --
                                                       2006      1.141          1.119               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.308           14,740
                                                       2006      1.224          1.206           14,740

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.456          1.518               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.217          1.275               --
                                                       2006      1.110          1.217               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.211          1.004               --
                                                       2006      1.003          1.211               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.986          1.036               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.173          1.199               --
                                                       2006      1.099          1.173               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.093          1.203               --
                                                       2006      1.046          1.093               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.037          1.076               --
                                                       2006      1.008          1.037               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.021          0.964               --
                                                       2006      1.003          1.021               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.064          1.246               --
                                                       2006      1.098          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.001          1.033               --
                                                       2006      1.000          1.001               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.126          1.094               --
                                                       2006      1.000          1.126               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.106          1.118               --
                                                       2006      1.099          1.106               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.092          1.106               --
                                                       2006      1.072          1.092               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.058               --
                                                       2006      1.002          1.052               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.035          1.063               --
                                                       2006      1.001          1.035               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.042          1.062               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.047          1.063          315,261
                                                       2006      1.002          1.047          315,261

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.052          1.063               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.096          1.111               --
                                                       2006      1.033          1.096               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.043          1.079               --
                                                       2006      0.996          1.043               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.061          1.127               --
                                                       2006      0.998          1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.966          0.982               --
                                                       2006      0.986          0.966               --
                                                       2005      1.000          0.986               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.005          1.064           24,590
                                                       2006      0.994          1.005           24,590
                                                       2005      1.000          0.994           24,590

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      1.357          1.464               --
                                                       2006      1.091          1.357               --
                                                       2005      1.000          1.091               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      1.198          1.275               --
                                                       2006      1.049          1.198               --
                                                       2005      1.000          1.049               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.075          1.141               --
                                                       2005      1.000          1.075               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.024          1.072               --
                                                       2005      1.000          1.024               --

  Travelers Large Cap Subaccount (3/03)..............  2006      1.070          1.099               --
                                                       2005      1.000          1.070               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.024          1.085               --
                                                       2005      1.000          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.005          1.005               --
                                                       2005      1.003          1.005               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.033          1.066               --
                                                       2005      0.993          1.033          296,135

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.046          1.087               --
                                                       2005      1.000          1.046               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.020          1.036               --
                                                       2005      1.000          1.020               --

  Travelers Managed Income Subaccount (3/03).........  2006      0.984          0.971               --
                                                       2005      1.000          0.984               --

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.085          1.148               --
                                                       2005      1.000          1.085           37,866

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.041          1.098               --
                                                       2005      1.000          1.041               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.004          1.033               --
                                                       2005      1.000          1.004               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.031          1.110               --
                                                       2005      1.000          1.031               --

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.063          1.217               --
                                                       2005      1.000          1.063           25,692

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.039          1.099               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      0.998          1.046               --
                                                       2005      1.000          0.998               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.002          1.008               --
                                                       2005      1.000          1.002               --

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.039          1.080               --
                                                       2005      1.000          1.039               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.067          1.224               --
                                                       2005      1.000          1.067           14,740

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.116               --
                                                       2005      1.000          0.977           15,825

  Travelers Van Kampen Enterprise Subaccount (3/03)..  2006      1.066          1.103               --
                                                       2005      1.000          1.066               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (3/03)..........................................  2007      1.071          1.219               --
                                                       2006      1.069          1.071               --
                                                       2005      1.000          1.069               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 1.80%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.474          1.539                --
                                                       2005      1.435          1.474            46,477
                                                       2004      1.313          1.435            64,752
                                                       2003      1.000          1.313                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.435          1.400                --
                                                       2005      1.272          1.435            10,418
                                                       2004      1.195          1.272            10,418
                                                       2003      1.000          1.195                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      2.028          2.288           302,494
                                                       2006      1.715          2.028           403,304
                                                       2005      1.530          1.715           447,397
                                                       2004      1.373          1.530           472,583
                                                       2003      1.000          1.373           299,589

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.844          2.034           455,099
                                                       2006      1.703          1.844           586,583
                                                       2005      1.492          1.703           634,620
                                                       2004      1.350          1.492           617,857
                                                       2003      1.000          1.350           504,328

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.685          1.738           525,460
                                                       2006      1.489          1.685           732,002
                                                       2005      1.432          1.489           786,780
                                                       2004      1.321          1.432           772,045
                                                       2003      1.000          1.321           625,264

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.689          1.670                --
                                                       2005      1.455          1.689                --
                                                       2004      1.239          1.455                --
                                                       2003      1.089          1.239                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.767          2.302                --
                                                       2005      1.679          1.767                --
                                                       2004      1.301          1.679                --
                                                       2003      1.088          1.301                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.417                --
                                                       2005      1.205          1.304                --
                                                       2004      1.074          1.205                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                --
                                                       2005      1.203          1.301             7,445
                                                       2004      1.067          1.203             7,445
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.837          2.120            26,207
                                                       2006      1.676          1.837            26,209
                                                       2005      1.460          1.676            40,544
                                                       2004      1.289          1.460            50,909
                                                       2003      1.000          1.289            27,047

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.260          2.560            30,384
                                                       2006      2.047          2.260            60,734
                                                       2005      1.766          2.047            86,255
                                                       2004      1.442          1.766            66,196
                                                       2003      1.000          1.442            30,351

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2007      1.198          1.221            11,501
                                                       2006      1.031          1.198            11,510
                                                       2005      1.043          1.031            11,521

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2007      1.681          1.837            92,245
                                                       2006      1.575          1.681            96,770
                                                       2005      1.530          1.575           121,401
                                                       2004      1.398          1.530           108,563
                                                       2003      1.000          1.398            76,045

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.518          1.765                --
                                                       2005      1.398          1.518            34,836
                                                       2004      1.264          1.398            33,858
                                                       2003      1.000          1.264                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523            93,659
                                                       2006      2.214          2.785           112,651
                                                       2005      1.769          2.214           127,498
                                                       2004      1.444          1.769           127,618
                                                       2003      1.000          1.444            90,090

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      2.115          2.398           129,986
                                                       2006      1.773          2.115           158,784
                                                       2005      1.638          1.773           204,747
                                                       2004      1.407          1.638           217,612
                                                       2003      1.000          1.407           121,178

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.684          2.015                --
                                                       2005      1.575          1.684            30,498
                                                       2004      1.382          1.575            55,235
                                                       2003      1.115          1.382                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.910          2.283            62,111
                                                       2006      1.716          1.910            64,024
                                                       2005      1.559          1.716            65,959
                                                       2004      1.318          1.559            67,939
                                                       2003      1.000          1.318            70,642

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                --
                                                       2005      1.503          1.536            13,845
                                                       2004      1.332          1.503            14,330
                                                       2003      1.000          1.332                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2007      1.465          1.558                --
                                                       2006      1.390          1.465                --
                                                       2005      1.331          1.390                --
                                                       2004      1.317          1.331                --
                                                       2003      1.000          1.317                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/03).............................................  2007      1.648          1.642           319,286
                                                       2006      1.542          1.648           321,120
                                                       2005      1.406          1.542           376,756
                                                       2004      1.302          1.406           371,365
                                                       2003      1.000          1.302           337,891

  LMPVET Appreciation Subaccount (Class I) (4/03)....  2007      1.511          1.609           165,038
                                                       2006      1.340          1.511           171,911
                                                       2005      1.308          1.340           210,823
                                                       2004      1.224          1.308           184,877
                                                       2003      1.000          1.224            71,023

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.540          1.537           197,493

  LMPVET Capital and Income Subaccount (Class II)
  (4/03).............................................  2007      1.365          1.413           496,397
                                                       2006      1.258          1.365           496,425
                                                       2005      1.229          1.258           643,073
                                                       2004      1.191          1.229           641,413
                                                       2003      1.000          1.191           170,815

  LMPVET Capital Subaccount (3/03)...................  2007      1.554          1.555           367,019
                                                       2006      1.393          1.554           378,426
                                                       2005      1.347          1.393           451,523
                                                       2004      1.286          1.347           513,197
                                                       2003      1.000          1.286           774,888

  LMPVET Dividend Strategy Subaccount (5/03).........  2007      1.402          1.466            26,461
                                                       2006      1.210          1.402            68,282
                                                       2005      1.235          1.210            71,641
                                                       2004      1.216          1.235             7,507
                                                       2003      1.000          1.216             7,907

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.585          1.633            53,994
                                                       2006      1.401          1.585            55,780
                                                       2005      1.369          1.401            87,641
                                                       2004      1.264          1.369            89,785
                                                       2003      1.000          1.264            40,091

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.769          1.759           177,247
                                                       2006      1.542          1.769           169,024
                                                       2005      1.498          1.542           175,780
                                                       2004      1.410          1.498           198,293
                                                       2003      1.000          1.410           196,716

  LMPVET Global Equity Subaccount (3/03).............  2007      1.679          1.730            14,278
                                                       2006      1.484          1.679            14,293
                                                       2005      1.418          1.484            52,198
                                                       2004      1.310          1.418           147,882
                                                       2003      1.000          1.310            85,272

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.750          1.786             5,926
                                                       2006      1.507          1.750             6,304
                                                       2005      1.440          1.507             6,688
                                                       2004      1.328          1.440             7,083
                                                       2003      1.000          1.328            16,418

  LMPVET Large Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.449          1.498            46,542
                                                       2006      1.410          1.449            46,547
                                                       2005      1.364          1.410            97,486
                                                       2004      1.384          1.364            97,491
                                                       2003      1.000          1.384            96,688

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.690          1.778                --
                                                       2006      1.499          1.690                --
                                                       2005      1.409          1.499                --
                                                       2004      1.299          1.409            12,127
                                                       2003      1.000          1.299                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2007      1.492          1.517                --
                                                       2006      1.353          1.492           197,493
                                                       2005      1.330          1.353           244,504
                                                       2004      1.269          1.330           247,232
                                                       2003      1.000          1.269            28,462

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.977          2.136             3,621
                                                       2006      1.785          1.977                --
                                                       2005      1.732          1.785                --
                                                       2004      1.532          1.732                --
                                                       2003      1.000          1.532                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015            72,082
                                                       2006      0.997          1.020            72,082
                                                       2005      0.992          0.997           127,989
                                                       2004      0.998          0.992           135,129
                                                       2003      1.000          0.998                --

  LMPVIT Diversified Srategic Income Subaccount
  (4/03).............................................  2007      1.178          1.179           175,508
                                                       2006      1.138          1.178           181,475
                                                       2005      1.129          1.138           216,920
                                                       2004      1.077          1.129           330,579
                                                       2003      1.000          1.077           664,067

  LMPVIT High Income Subaccount (3/03)...............  2007      1.413          1.392           483,998
                                                       2006      1.296          1.413           567,582
                                                       2005      1.286          1.296           616,619
                                                       2004      1.186          1.286           723,470
                                                       2003      1.000          1.186         1,457,539

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.019          1.050           517,903
                                                       2006      0.991          1.019           625,584
                                                       2005      0.982          0.991           694,902
                                                       2004      0.991          0.982           832,915
                                                       2003      1.000          0.991           295,928

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (8/03)...................................  2007      1.866          1.991                --
                                                       2006      1.683          1.866             3,841
                                                       2005      1.634          1.683             3,841
                                                       2004      1.439          1.634             3,841
                                                       2003      1.000          1.439             3,841

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.774          1.860                --
                                                       2006      1.529          1.774             9,776
                                                       2005      1.496          1.529             9,776
                                                       2004      1.406          1.496             9,776
                                                       2003      1.000          1.406             9,776

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                --
                                                       2006      1.393          1.604            93,455
                                                       2005      1.373          1.393            98,781
                                                       2004      1.241          1.373            34,126
                                                       2003      1.000          1.241             4,911

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                --
                                                       2006      1.627          1.793           196,023
                                                       2005      1.531          1.627           218,787
                                                       2004      1.256          1.531           240,790
                                                       2003      1.000          1.256           166,385

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.709          1.790                --
                                                       2006      1.616          1.709                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.775          1.786                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.164                --
                                                       2006      1.088          1.196                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      2.049          1.995            32,876
                                                       2006      1.862          2.049            33,092

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.710          2.190                --
                                                       2006      1.670          1.710                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.209          1.069                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.074          1.094           158,292
                                                       2006      1.001          1.074            74,271

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.058           246,491
                                                       2006      0.971          1.071                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.479          1.625                --
                                                       2006      1.499          1.479            32,017

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.223          1.338                --
                                                       2006      1.234          1.223                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.342          2.456            20,454

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.395          1.474                --
                                                       2006      1.264          1.395                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.020                --
                                                       2006      1.003          1.218                --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200           304,649

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.570          1.619                --
                                                       2006      1.462          1.570                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.108          1.222                --
                                                       2006      1.118          1.108                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.162          1.217                --
                                                       2006      1.123          1.162                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.027          0.979            96,174
                                                       2006      1.003          1.027            16,130

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.544          1.826            24,541
                                                       2006      1.584          1.544            26,759

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.077          1.122            27,891
                                                       2006      1.000          1.077            27,903

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.414          1.388                --
                                                       2006      1.000          1.414            32,411

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.428          1.457            14,974
                                                       2006      1.410          1.428            15,377

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.575          1.609            24,645
                                                       2006      1.537          1.575            24,654

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.074                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.080                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.048          1.079                --
                                                       2006      1.002          1.048                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.079           301,888
                                                       2006      1.002          1.053           174,774

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.079                --
                                                       2006      1.002          1.058                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.427          1.460           576,178
                                                       2006      1.337          1.427           608,312

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.050          1.096            13,078
                                                       2006      0.996          1.050            13,078

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.144            49,321
                                                       2006      0.998          1.067                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.121          1.109           219,305
                                                       2005      1.118          1.121           348,223
                                                       2004      1.045          1.118           801,442
                                                       2003      1.000          1.045           548,984

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.081          1.154           508,945
                                                       2006      1.060          1.081           304,202
                                                       2005      1.053          1.060           419,118
                                                       2004      1.022          1.053           529,869
                                                       2003      1.000          1.022           395,456

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.176          2.354                --
                                                       2006      1.735          2.176            20,831
                                                       2005      1.574          1.735            20,044
                                                       2004      1.379          1.574            54,517
                                                       2003      1.000          1.379            11,655

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      2.321          2.477                --
                                                       2006      2.015          2.321            36,557
                                                       2005      1.916          2.015            42,427
                                                       2004      1.546          1.916            28,652
                                                       2003      1.000          1.546            29,737

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.408          1.499                --
                                                       2005      1.319          1.408            32,017
                                                       2004      1.261          1.319            44,476
                                                       2003      1.000          1.261            32,017

  Travelers Equity Income Subaccount (3/03)..........  2006      1.464          1.537                --
                                                       2005      1.426          1.464            53,201
                                                       2004      1.322          1.426            48,484
                                                       2003      1.000          1.322            47,301

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (7/03)..............  2006      1.369          1.410                --
                                                       2005      1.283          1.369             8,644
                                                       2004      1.226          1.283             7,293
                                                       2003      1.000          1.226                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.027          1.091                --
                                                       2005      0.976          1.027                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.009          1.012                --
                                                       2005      1.000          1.009                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.075                --
                                                       2005      1.000          1.038           193,376

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.051          1.096                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.024          1.044                --
                                                       2005      1.013          1.024                --

  Travelers Managed Income Subaccount (3/03).........  2006      1.050          1.039                --
                                                       2005      1.054          1.050            93,368
                                                       2004      1.044          1.054           198,224
                                                       2003      1.000          1.044           148,736

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.523          1.616                --
                                                       2005      1.383          1.523                --
                                                       2004      1.215          1.383                --
                                                       2003      1.000          1.215                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.498          1.584                --
                                                       2005      1.479          1.498            27,402
                                                       2004      1.320          1.479                --
                                                       2003      1.163          1.320                --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.296          1.337                --
                                                       2005      1.281          1.296           763,485
                                                       2004      1.170          1.281           652,341
                                                       2003      1.000          1.170           586,917

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                --
                                                       2005      1.119          1.170                --
                                                       2004      0.996          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.622          1.862                --
                                                       2005      1.508          1.622            40,983
                                                       2004      1.326          1.508            24,926
                                                       2003      1.000          1.326                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                --
                                                       2005      1.325          1.379                --
                                                       2004      1.214          1.325             4,848
                                                       2003      1.000          1.214                --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.002          1.054                --
                                                       2005      1.000          1.002                --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.113          1.123                --
                                                       2005      1.093          1.113         4,979,752
                                                       2004      1.016          1.093                --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.380          1.439                --
                                                       2005      1.377          1.380             7,004
                                                       2004      1.272          1.377            32,100
                                                       2003      1.000          1.272            32,496

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.072          1.234                --
                                                       2005      1.000          1.072                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.981          1.124                --
                                                       2005      1.000          0.981                --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.328          1.378                --
                                                       2005      1.254          1.328            32,411
                                                       2004      1.229          1.254            32,411
                                                       2003      1.000          1.229            32,411

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2007      1.368          1.572            20,802
                                                       2006      1.354          1.368            63,209
                                                       2005      1.278          1.354            63,911
                                                       2004      1.215          1.278            64,629
                                                       2003      1.000          1.215            65,600

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 2.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.004          1.046             --
                                                       2005      1.000          1.004             --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.151          1.113             --
                                                       2005      1.000          1.151             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      1.304          1.457             --
                                                       2006      1.112          1.304             --
                                                       2005      1.000          1.112             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.222          1.336             --
                                                       2006      1.139          1.222             --
                                                       2005      1.000          1.139             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.161          1.187             --
                                                       2006      1.035          1.161             --
                                                       2005      1.000          1.035             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.161          1.145             --
                                                       2005      1.000          1.161             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.080          1.394             --
                                                       2005      1.000          1.080             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.072          1.162             --
                                                       2005      1.000          1.072             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.099          1.220             --
                                                       2005      1.000          1.099             --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.225          1.401             --
                                                       2006      1.128          1.225             --
                                                       2005      1.000          1.128             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      1.240          1.392             --
                                                       2006      1.134          1.240             --
                                                       2005      1.000          1.134             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2007      1.180          1.192             --
                                                       2006      1.025          1.180             --
                                                       2005      1.042          1.025             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2007      1.108          1.199             --
                                                       2006      1.047          1.108             --
                                                       2005      1.000          1.047             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.075          1.239             --
                                                       2005      1.000          1.075             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.500          1.880             --
                                                       2006      1.203          1.500             --
                                                       2005      1.000          1.203             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      1.262          1.418             --
                                                       2006      1.067          1.262             --
                                                       2005      1.000          1.067             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.058          1.254             --
                                                       2005      1.000          1.058             --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.212          1.436             --
                                                       2006      1.099          1.212             --
                                                       2005      1.000          1.099             --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.025          1.139             --
                                                       2005      1.000          1.025             --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2007      1.085          1.151             --
                                                       2006      1.038          1.085             --
                                                       2005      1.000          1.038             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/03).............................................  2007      1.168          1.154             --
                                                       2006      1.103          1.168             --
                                                       2005      1.000          1.103             --

  LMPVET Appreciation Subaccount (Class I) (4/03)....  2007      1.128          1.190             --
                                                       2006      1.009          1.128             --
                                                       2005      1.000          1.009             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.135          1.131             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/03).............................................  2007      1.102          1.130             --
                                                       2006      1.024          1.102             --
                                                       2005      1.000          1.024             --

  LMPVET Capital Subaccount (3/03)...................  2007      1.149          1.138             --
                                                       2006      1.039          1.149             --
                                                       2005      1.000          1.039             --

  LMPVET Dividend Strategy Subaccount (5/03).........  2007      1.119          1.159             --
                                                       2006      0.975          1.119             --
                                                       2005      1.000          0.975             --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.145          1.169             --
                                                       2006      1.022          1.145             --
                                                       2005      1.000          1.022             --

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.176          1.159             --
                                                       2006      1.035          1.176             --
                                                       2005      1.000          1.035             --

  LMPVET Global Equity Subaccount (3/03).............  2007      1.176          1.201             --
                                                       2006      1.049          1.176             --
                                                       2005      1.000          1.049             --

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.199          1.212             --
                                                       2006      1.041          1.199             --
                                                       2005      1.000          1.041             --

  LMPVET Large Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.069          1.096             --
                                                       2006      1.050          1.069             --
                                                       2005      1.000          1.050             --

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.190          1.241             --
                                                       2006      1.065          1.190             --
                                                       2005      1.000          1.065             --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2007      1.108          1.118             --
                                                       2006      1.013          1.108             --
                                                       2005      1.000          1.013             --

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.175          1.258             --
                                                       2006      1.070          1.175             --
                                                       2005      1.000          1.070             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          0.996             --
                                                       2006      0.997          1.010             --
                                                       2005      1.000          0.997             --

  LMPVIT Diversified Srategic Income Subaccount
  (4/03).............................................  2007      1.017          1.009             --
                                                       2006      0.991          1.017             --
                                                       2005      1.000          0.991             --

  LMPVIT High Income Subaccount (3/03)...............  2007      1.073          1.047             --
                                                       2006      0.993          1.073             --
                                                       2005      1.000          0.993             --

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.020          1.042             --
                                                       2006      1.002          1.020             --
                                                       2005      1.000          1.002             --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (8/03)...................................  2007      1.176          1.251             --
                                                       2006      1.071          1.176             --
                                                       2005      1.000          1.071             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.183          1.237             --
                                                       2006      1.029          1.183             --
                                                       2005      1.000          1.029             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.164          1.205             --
                                                       2006      1.020          1.164             --
                                                       2005      1.000          1.020             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.168          1.282             --
                                                       2006      1.069          1.168             --
                                                       2005      1.000          1.069             --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.260             --
                                                       2006      1.148          1.206             --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.250          1.250             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.181          1.138             --
                                                       2006      1.076          1.181             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.331          1.284             --
                                                       2006      1.217          1.331             --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.165          1.479             --
                                                       2006      1.145          1.165             --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.189          1.046             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.078             --
                                                       2006      1.001          1.068             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.042             --
                                                       2006      0.970          1.064             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.119          1.218             --
                                                       2006      1.141          1.119             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.308             --
                                                       2006      1.224          1.206             --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.456          1.518             --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.217          1.275             --
                                                       2006      1.110          1.217             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.211          1.004             --
                                                       2006      1.003          1.211             --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.986          1.036             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.173          1.199             --
                                                       2006      1.099          1.173             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.093          1.203             --
                                                       2006      1.104          1.093             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.037          1.076             --
                                                       2006      1.008          1.037             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.021          0.964             --
                                                       2006      1.003          1.021             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.064          1.246             --
                                                       2006      1.098          1.064             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.001          1.033             --
                                                       2006      1.000          1.001             --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.126          1.094             --
                                                       2006      1.000          1.126             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.106          1.118             --
                                                       2006      1.099          1.106             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.092          1.106             --
                                                       2006      1.072          1.092             --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.058             --
                                                       2006      1.002          1.052             --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.035          1.063             --
                                                       2006      1.001          1.035             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.042          1.062             --
                                                       2006      1.002          1.042             --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.047          1.063             --
                                                       2006      1.002          1.047             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.052          1.063             --
                                                       2006      1.002          1.052             --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.096          1.111             --
                                                       2006      1.033          1.096             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.043          1.079             --
                                                       2006      0.996          1.043             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.061          1.127             --
                                                       2006      0.998          1.061             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.966          0.982             --
                                                       2006      0.986          0.966             --
                                                       2005      1.000          0.986             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.005          1.064             --
                                                       2006      0.994          1.005             --
                                                       2005      1.000          0.994             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      1.357          1.464             --
                                                       2006      1.091          1.357             --
                                                       2005      1.000          1.091             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      1.198          1.275             --
                                                       2006      1.049          1.198             --
                                                       2005      1.000          1.049             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.075          1.141             --
                                                       2005      1.000          1.075             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.024          1.072             --
                                                       2005      1.000          1.024             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.070          1.099             --
                                                       2005      1.000          1.070             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.085             --
                                                       2005      0.975          1.024             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.005          1.005             --
                                                       2005      1.000          1.005             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.033          1.066             --
                                                       2005      1.000          1.033             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.046          1.087             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.020          1.036             --
                                                       2005      1.012          1.020             --

  Travelers Managed Income Subaccount (3/03).........  2006      0.984          0.971             --
                                                       2005      1.000          0.984             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.085          1.148             --
                                                       2005      1.000          1.085             --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.041          1.098             --
                                                       2005      1.000          1.041             --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.004          1.033             --
                                                       2005      1.000          1.004             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.031          1.110             --
                                                       2005      1.000          1.031             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.063          1.217             --
                                                       2005      1.000          1.063             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.039          1.099             --
                                                       2005      1.000          1.039             --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.998          1.046             --
                                                       2005      1.000          0.998             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.002          1.008             --
                                                       2005      1.000          1.002             --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.039          1.080             --
                                                       2005      1.000          1.039             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.067          1.224             --
                                                       2005      1.000          1.067             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.977          1.116             --
                                                       2005      1.000          0.977             --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.066          1.103             --
                                                       2005      1.000          1.066             --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2007      1.071          1.219             --
                                                       2006      1.069          1.071             --
                                                       2005      1.000          1.069             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

                       PORTFOLIO ARCHITECT ACCESS ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9368.

                 PORTFOLIO ARCHITECT ACCESS ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT ACCESS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                MFS(R) Emerging Markets Equity
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Global Technology Portfolio                      PIMCO Inflation Protected Bond
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Pioneer Fund Portfolio -- Class A
     Growth Portfolio -- Class I                   Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Appreciation           A
     Portfolio -- Class I                          Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental         BlackRock Aggressive Growth
     Value Portfolio -- Class I                       Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class I                          BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           Davis Venture Value Portfolio -- Class A
     Growth Portfolio -- Class I                   FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Small Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Conservative to Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MetLife Moderate to Aggressive Allocation
     E                                                Portfolio -- Class B
  Clarion Global Real Estate                       MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class A                          MFS(R) Value Portfolio -- Class A
  Dreman Small Cap Value Portfolio -- Class A      Oppenheimer Global Equity
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          T. Rowe Price Small Cap Growth
  Janus Forty Portfolio -- Class A                    Portfolio -- Class B
  Lazard Mid Cap Portfolio -- Class B              Western Asset Management U.S. Government
  Legg Mason Partners Managed Assets                  Portfolio -- Class A
     Portfolio -- Class A                        PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    13
THE ANNUITY CONTRACT....................................................    13
Contract Owner Inquiries................................................    14
Purchase Payments.......................................................    14
Accumulation Units......................................................    15
The Variable Funding Options............................................    15
CHARGES AND DEDUCTIONS..................................................    21
General.................................................................    21
Transfer Charge.........................................................    22
Administrative Charges..................................................    22
Mortality and Expense Risk Charge.......................................    23
Enhanced Stepped-Up Provision Charge....................................    23
Guaranteed Minimum Withdrawal Benefit Charge............................    23
Variable Funding Option Expenses........................................    23
Premium Tax.............................................................    23
Changes in Taxes Based upon Premium or Value............................    23
TRANSFERS...............................................................    23
Market Timing/Excessive Trading.........................................    24
Dollar Cost Averaging...................................................    26
ACCESS TO YOUR MONEY....................................................    26
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    27
Types of Ownership......................................................    27
Contract Owner..........................................................    27
Beneficiary.............................................................    27
Annuitant...............................................................    28
DEATH BENEFIT...........................................................    28
Death Proceeds before the Maturity Date.................................    28
Enhanced Stepped-Up Provision ("E.S.P.")................................    30
Payment of Proceeds.....................................................    31
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    33
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    33
Death Proceeds after the Maturity Date..................................    34
LIVING BENEFITS.........................................................    34
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    34
THE ANNUITY PERIOD......................................................    39
Maturity Date...........................................................    39
Allocation of Annuity...................................................    39
Variable Annuity........................................................    40
Fixed Annuity...........................................................    40
PAYMENTS OPTIONS........................................................    40
Election of Options.....................................................    40
Annuity Options.........................................................    41
Variable Liquidity Benefit..............................................    41
MISCELLANEOUS CONTRACT PROVISIONS.......................................    41
Right to Return.........................................................    41
Termination.............................................................    42
Required Reports........................................................    42
Suspension of Payments..................................................    42
THE SEPARATE ACCOUNTS...................................................    42
Performance Information.................................................    43
FEDERAL TAX CONSIDERATIONS..............................................    43
General Taxation of Annuities...........................................    44
Types of Contracts: Qualified and Non-qualified.........................    45
Qualified Annuity Contracts.............................................    45
Taxation of Qualified Annuity Contracts.................................    45
Mandatory Distributions for Qualified Plans.............................    45
Individual Retirement Annuities.........................................    46
Roth IRAs...............................................................    46
TSAs (ERISA and Non-ERISA)..............................................    47
Non-qualified Annuity Contracts.........................................    48
Diversification Requirements for Variable Annuities.....................    50
Ownership of the Investments............................................    50
Taxation of Death Benefit Proceeds......................................    50
Other Tax Considerations................................................    50
Treatment of Charges for Optional Benefits..............................    50
Guaranteed Minimum Withdrawal Benefits..................................    50
Puerto Rico Tax Considerations..........................................    51
Non-Resident Aliens.....................................................    51
Tax Credits and Deductions..............................................    51
OTHER INFORMATION.......................................................    51
The Insurance Company...................................................    51
Financial Statements....................................................    52
Distribution of Variable Annuity Contracts..............................    52
Conformity with State and Federal Laws..................................    54
Voting Rights...........................................................    54
Restrictions on Financial Transactions..................................    54
Legal Proceedings.......................................................    54
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE INSURANCE
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE LIFE AND ANNUITY
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                       PORTFOLIO ARCHITECT ACCESS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Immediately following the merger, the Company stopped issuing Contracts under MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and now only issues Contracts under MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

The Contract and/or certain optional benefits may not currently be available for sale in all states.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $15,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.55% for the Standard Death Benefit, and 1.75% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


---------
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.55% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                                   STANDARD DEATH    ENHANCED DEATH
                                                                       BENEFIT           BENEFIT
                                                                   --------------    --------------
Mortality and Expense Risk Charge..............................       1.55%(3)          1.75%(3)
Administrative Expense Charge..................................       0.15%             0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES
  SELECTED.....................................................       1.70%             1.90%
Optional E.S.P. Charge.........................................       0.20%             0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.....................................................       1.90%             2.10%
Optional GMWB I Charge (maximum upon reset)....................       1.00%(4)          1.00%(4)
Optional GMWB II Charge (maximum upon reset)...................       1.00%(4)          1.00%(4)
Optional GMWB III Charge.......................................       0.25%             0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.....................................................       2.70%             2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.....................................................       2.70%             2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED.....................................................       1.95%             2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I
  SELECTED.....................................................       2.90%             3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II
  SELECTED.....................................................       2.90%             3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III
  SELECTED.....................................................       2.15%             2.35%


(3) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of

      0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T.Rowe Price Small Cap Growth Portfolio, and an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio.
(4) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE --This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                      IF CONTRACT IS SURRENDERED AT                  ANNUITIZED AT THE END OF PERIOD
                                         THE END OF PERIOD SHOWN                                  SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $467       $1,404      $2,344      $4,712       $467       $1,404      $2,344      $4,712
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $356       $1,078      $1,815      $3,727       $356       $1,078      $1,815      $3,727


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect Access Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is available for purchase to owners and Annuitants age 80 or under as of the Contract Date.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Enhanced Death Benefit                                                           75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a

Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.

                                       20

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.

---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.55% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Global Life Sciences Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before the Maturity Date and before age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80(th) birthday, plus any additional Purchase Payments, minus any partial surrender reductions (as described below) which occur after the Annuitant's 80(th) birthday

* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT:

The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a partial surrender reduction as described below.

STEP UP VALUE:

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE:

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus (c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION:

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 x (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 x (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. This provision must be elected at time of application.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the initial Contract Value. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = 9,090

You new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "Owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A NON-NATURAL PERSON/TRUST)
The beneficiary (ies), or if                                 Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------

TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option.

The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P. or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.


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TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such

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

          cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not

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

receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.


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

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in

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any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and

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institutional customers. The Company's Home Office is located at One Cityplace,
Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm

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or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also

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be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 1.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.439          1.405                --
                                                       2005      1.274          1.439            21,094
                                                       2004      1.196          1.274            23,193
                                                       2003      1.000          1.196             2,000

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      2.036          2.299           165,006
                                                       2006      1.720          2.036           207,504
                                                       2005      1.533          1.720           217,320
                                                       2004      1.374          1.533           161,675
                                                       2003      1.000          1.374                --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.851          2.044           311,299
                                                       2006      1.708          1.851           394,469
                                                       2005      1.495          1.708           443,685
                                                       2004      1.352          1.495           308,855
                                                       2003      1.000          1.352                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.691          1.746           295,448
                                                       2006      1.493          1.691           362,807
                                                       2005      1.435          1.493           409,651
                                                       2004      1.322          1.435           246,724
                                                       2003      1.000          1.322                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.693          1.675                --
                                                       2005      1.457          1.693           251,484
                                                       2004      1.240          1.457            84,254
                                                       2003      1.000          1.240             5,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.772          2.310                --
                                                       2005      1.681          1.772           160,949
                                                       2004      1.302          1.681           117,977
                                                       2003      1.000          1.302             2,000

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/03).....................................  2007      1.473          1.551            73,429
                                                       2006      1.286          1.473            76,153
                                                       2005      1.253          1.286            22,828
                                                       2004      1.213          1.253             6,813
                                                       2003      1.000          1.213             3,000

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/03).....................................  2007      1.544          1.350            41,315
                                                       2006      1.514          1.544            65,366
                                                       2005      1.455          1.514            82,966
                                                       2004      1.329          1.455            88,422
                                                       2003      1.000          1.329             3,000

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306           158,145
                                                       2004      1.074          1.206           128,750
                                                       2003      1.000          1.074             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304           113,935
                                                       2004      1.067          1.204            87,484
                                                       2003      1.000          1.067             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/03).............................................  2007      1.818          2.097           166,814
                                                       2006      1.660          1.818           199,994
                                                       2005      1.447          1.660           195,109
                                                       2004      1.278          1.447            54,344
                                                       2003      1.000          1.278            16,154

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/03)...........................  2007      1.657          1.738                --
                                                       2006      1.480          1.657             4,681
                                                       2005      1.248          1.480            37,664
                                                       2004      1.253          1.248             4,047
                                                       2003      1.000          1.253             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.269          2.573           111,016
                                                       2006      2.053          2.269           180,087
                                                       2005      1.769          2.053           183,765
                                                       2004      1.444          1.769            49,698
                                                       2003      1.000          1.444             2,000

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.522          1.772                --
                                                       2005      1.400          1.522            96,369
                                                       2004      1.265          1.400            42,052
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.796          3.539           183,067
                                                       2006      2.220          2.796           222,411
                                                       2005      1.772          2.220           188,492
                                                       2004      1.445          1.772            72,179
                                                       2003      1.000          1.445             1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      2.123          2.409            80,598
                                                       2006      1.778          2.123           110,480
                                                       2005      1.641          1.778            52,829
                                                       2004      1.408          1.641            29,598
                                                       2003      1.000          1.408                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.689          2.022                --
                                                       2005      1.578          1.689           256,644
                                                       2004      1.383          1.578           102,140
                                                       2003      1.000          1.383             1,000

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.064          1.087                --
                                                       2005      1.068          1.064            66,166
                                                       2004      1.000          1.068            32,368

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.266          1.307                --
                                                       2005      1.196          1.266                --
                                                       2004      1.123          1.196             3,000
                                                       2003      1.000          1.123             3,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/03)............................  2007      1.561          1.867                --
                                                       2006      1.493          1.561                --
                                                       2005      1.352          1.493                --
                                                       2004      1.204          1.352             1,000
                                                       2003      1.000          1.204             1,000

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/03).....................................  2007      1.642          1.964            26,137
                                                       2006      1.548          1.642            12,808
                                                       2005      1.412          1.548            12,975
                                                       2004      1.428          1.412            23,120
                                                       2003      1.000          1.428             1,000

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.597          1.717                --
                                                       2006      1.377          1.597                --
                                                       2005      1.327          1.377                --
                                                       2004      1.291          1.327             2,000
                                                       2003      1.000          1.291             2,000

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540            52,538
                                                       2004      1.333          1.506            28,794
                                                       2003      1.000          1.333             1,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.713          1.650            20,923

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.563          1.617             8,652

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.590          1.641           303,773
                                                       2006      1.405          1.590           355,234
                                                       2005      1.371          1.405           429,296
                                                       2004      1.265          1.371           221,268
                                                       2003      1.000          1.265            22,369

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.847          1.768            10,462

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.757          1.795            22,001
                                                       2006      1.511          1.757            26,277
                                                       2005      1.443          1.511            26,301
                                                       2004      1.329          1.443            22,578
                                                       2003      1.000          1.329                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.505          1.505            33,118

                                       A-4

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.984          2.146            18,329
                                                       2006      1.790          1.984            17,700
                                                       2005      1.735          1.790            19,709
                                                       2004      1.533          1.735            19,127
                                                       2003      1.000          1.533             1,000

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.175          1.281            30,233
                                                       2006      1.109          1.175            30,233
                                                       2005      1.081          1.109            63,863
                                                       2004      1.000          1.081            39,987

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.023          1.019            46,670
                                                       2006      0.999          1.023           129,430
                                                       2005      0.993          0.999           121,214
                                                       2004      0.998          0.993            78,287
                                                       2003      1.000          0.998             1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.780          1.867                --
                                                       2006      1.533          1.780             8,265
                                                       2005      1.499          1.533            17,889
                                                       2004      1.407          1.499            43,615
                                                       2003      1.000          1.407                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.454          1.514                --
                                                       2006      1.419          1.454            39,221
                                                       2005      1.372          1.419            42,695
                                                       2004      1.388          1.372            21,474
                                                       2003      1.000          1.388             1,000

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.695          1.754                --
                                                       2006      1.552          1.695            24,953
                                                       2005      1.437          1.552            38,828
                                                       2004      1.339          1.437            59,070
                                                       2003      1.000          1.339             2,000

  LMPVPII Growth and Income Subaccount (Class I)
  (3/03).............................................  2007      1.546          1.614                --
                                                       2006      1.399          1.546             8,527
                                                       2005      1.373          1.399             8,618
                                                       2004      1.288          1.373             3,086
                                                       2003      1.000          1.288             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.610          1.673                --
                                                       2006      1.396          1.610           158,717
                                                       2005      1.376          1.396           136,704
                                                       2004      1.242          1.376            87,047
                                                       2003      1.000          1.242             2,000

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.800          1.983                --
                                                       2006      1.631          1.800           101,648
                                                       2005      1.533          1.631           143,379
                                                       2004      1.257          1.533            83,158
                                                       2003      1.000          1.257             2,000

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.099          1.133                --
                                                       2005      1.076          1.099            82,353
                                                       2004      1.000          1.076            73,762

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.777          1.852           119,134
                                                       2006      1.867          1.777           135,276

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.370          1.384           105,906
                                                       2006      1.300          1.370            71,560

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.715          1.798                --
                                                       2006      1.621          1.715           214,925

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.783          1.795           207,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.198          1.166             9,533
                                                       2006      1.125          1.198            24,666

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      2.057          2.005            48,102
                                                       2006      1.868          2.057            96,411

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.716          2.201           305,475
                                                       2006      1.675          1.716           332,053

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.211          1.072             8,074

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.197          1.251            65,145
                                                       2006      1.133          1.197            58,007

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.378          1.448             2,344
                                                       2006      1.316          1.378             8,867

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.101           321,380
                                                       2006      1.001          1.077           168,738

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.484          1.633            23,986
                                                       2006      1.503          1.484            24,656

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.225          1.341                --
                                                       2006      1.235          1.225                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.352          2.468             8,648

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.398          1.480            18,631
                                                       2006      1.266          1.398            30,990

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.021           191,214
                                                       2006      1.003          1.219           277,624

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.139          1.206           144,461

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.576          1.627            32,877
                                                       2006      1.467          1.576            32,358

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.109          1.224                --
                                                       2006      1.055          1.109             1,358

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.221           220,734
                                                       2006      1.125          1.165           248,838

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.980           543,249
                                                       2006      1.003          1.028           235,827

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.550          1.834            34,749
                                                       2006      1.588          1.550            35,581

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.077          1.126            68,288
                                                       2006      1.038          1.077            87,523

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.027          1.061           345,091
                                                       2006      1.006          1.027           411,248

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.433          1.464            71,390
                                                       2006      1.415          1.433            71,358

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.580          1.617           113,183
                                                       2006      1.542          1.580           123,010

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.076             9,113
                                                       2006      1.002          1.060             9,113

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.081            36,146
                                                       2006      1.001          1.042            40,448

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.080            64,365
                                                       2006      1.002          1.049            57,844

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.081           165,618
                                                       2006      1.002          1.054           212,451

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.081           259,829
                                                       2006      1.002          1.059           315,338

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.432          1.467           249,626
                                                       2006      1.341          1.432           359,348

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.097           509,652
                                                       2006      0.996          1.050           572,119

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.146            34,317
                                                       2006      0.998          1.068            30,095

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.154          1.198                --
                                                       2006      1.087          1.154            56,745

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.074          1.103           112,995
                                                       2006      1.038          1.074           174,017

Money Market Portfolio
  Money Market Subaccount (3/03).....................  2006      0.997          1.006                --
                                                       2005      0.986          0.997           583,043
                                                       2004      0.992          0.986           253,645
                                                       2003      1.000          0.992           251,474

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.114          1.177                --
                                                       2005      1.072          1.114            47,269
                                                       2004      1.000          1.072            27,182

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.113          1.135                --
                                                       2006      1.124          1.113           178,444
                                                       2005      1.120          1.124           520,553
                                                       2004      1.046          1.120           246,186
                                                       2003      1.000          1.046             2,000

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.085          1.160           646,984
                                                       2006      1.063          1.085           763,408
                                                       2005      1.055          1.063         1,156,728
                                                       2004      1.023          1.055           681,309
                                                       2003      1.000          1.023             2,005

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.184          2.364                --
                                                       2006      1.740          2.184             7,596
                                                       2005      1.577          1.740             9,119
                                                       2004      1.380          1.577            11,658
                                                       2003      1.000          1.380               986

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      2.330          2.487                --
                                                       2006      2.020          2.330           230,788
                                                       2005      1.920          2.020           215,516
                                                       2004      1.547          1.920           121,177
                                                       2003      1.000          1.547            10,196

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.412          1.503                --
                                                       2005      1.321          1.412            31,712
                                                       2004      1.262          1.321            19,554
                                                       2003      1.000          1.262             1,000

  Travelers Convertible Securities Subaccount
  (3/03).............................................  2006      1.235          1.316                --
                                                       2005      1.252          1.235             8,965
                                                       2004      1.198          1.252             8,685
                                                       2003      1.000          1.198            16,073

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/03).............................................  2006      1.710          1.867                --
                                                       2005      1.547          1.710           125,438
                                                       2004      1.351          1.547            58,776
                                                       2003      1.000          1.351             2,000

  Travelers Equity Income Subaccount (3/03)..........  2006      1.468          1.542                --
                                                       2005      1.429          1.468           106,840
                                                       2004      1.323          1.429            91,847
                                                       2003      1.000          1.323             2,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.269          1.300                --
                                                       2005      1.258          1.269           100,789
                                                       2004      1.159          1.258            52,574
                                                       2003      1.000          1.159             1,000

  Travelers Federated Stock Subaccount (3/03)........  2006      1.457          1.509                --
                                                       2005      1.408          1.457             1,886
                                                       2004      1.295          1.408             2,000
                                                       2003      1.000          1.295             2,000

  Travelers Large Cap Subaccount (3/03)..............  2006      1.373          1.415                --
                                                       2005      1.285          1.373            27,621
                                                       2004      1.227          1.285             2,000
                                                       2003      1.000          1.227             2,000

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.027          1.092                --
                                                       2005      1.000          1.027             8,364

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.009          1.012                --
                                                       2005      1.007          1.009            14,893

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.039          1.076                --
                                                       2005      0.994          1.039           136,717

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.052          1.097                --
                                                       2005      1.000          1.052            52,827

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.025          1.045                --
                                                       2005      1.000          1.025            43,857

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.527          1.621                --
                                                       2005      1.386          1.527           221,339
                                                       2004      1.216          1.386            67,332
                                                       2003      1.000          1.216             1,000

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.502          1.588                --
                                                       2005      1.482          1.502            16,505
                                                       2004      1.321          1.482            17,506
                                                       2003      1.000          1.321             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.299          1.341                --
                                                       2005      1.284          1.299           379,761
                                                       2004      1.171          1.284           206,138
                                                       2003      1.000          1.171             2,006

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.172          1.266                --
                                                       2005      1.120          1.172            17,372
                                                       2004      1.000          1.120             2,000

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.627          1.868                --
                                                       2005      1.511          1.627            63,891
                                                       2004      1.327          1.511            37,363
                                                       2003      1.000          1.327             1,000

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            44,434
                                                       2004      1.214          1.327             9,113
                                                       2003      1.000          1.214             1,000

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.003          1.055                --
                                                       2005      1.000          1.003             2,617

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           303,971
                                                       2004      1.000          1.093            55,577

  Travelers Quality Bond Subaccount (3/03)...........  2006      1.048          1.038                --
                                                       2005      1.049          1.048           120,078
                                                       2004      1.033          1.049            62,607
                                                       2003      1.000          1.033            24,619

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.384          1.443                --
                                                       2005      1.379          1.384               984
                                                       2004      1.273          1.379            20,770
                                                       2003      1.000          1.273             2,000

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.073          1.235                --
                                                       2005      1.000          1.073                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.981          1.125                --
                                                       2005      1.000          0.981                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.077          1.038                --
                                                       2005      1.050          1.077           213,793
                                                       2004      1.000          1.050           146,578

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/03).............................................  2007      1.773          1.702           117,515
                                                       2006      1.554          1.773           145,659
                                                       2005      1.518          1.554           198,608
                                                       2004      1.315          1.518            97,186
                                                       2003      1.000          1.315            19,791

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/03).............................................  2007      1.397          1.545                --
                                                       2006      1.331          1.397                --
                                                       2005      1.255          1.331                --
                                                       2004      1.230          1.255             2,000
                                                       2003      1.000          1.230             2,000


          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.403          1.359               --
                                                       2005      1.254          1.403               --
                                                       2004      1.188          1.254               --
                                                       2003      1.000          1.188               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      1.968          2.202               --
                                                       2006      1.677          1.968               --
                                                       2005      1.509          1.677               --
                                                       2004      1.365          1.509            3,419
                                                       2003      1.000          1.365               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.789          1.958           89,675
                                                       2006      1.666          1.789           89,043
                                                       2005      1.471          1.666           89,047
                                                       2004      1.342          1.471           12,735
                                                       2003      1.000          1.342               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.635          1.673           44,738
                                                       2006      1.456          1.635           44,742
                                                       2005      1.412          1.456           44,746
                                                       2004      1.313          1.412            9,353
                                                       2003      1.007          1.313               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.652          1.629               --
                                                       2005      1.434          1.652               --
                                                       2004      1.231          1.434               --
                                                       2003      1.000          1.231               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.728          2.234               --
                                                       2005      1.655          1.728               --
                                                       2004      1.293          1.655               --
                                                       2003      1.000          1.293               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/03).....................................  2007      1.424          1.486               --
                                                       2006      1.254          1.424               --
                                                       2005      1.233          1.254               --
                                                       2004      1.205          1.233               --
                                                       2003      1.000          1.205               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/03).....................................  2007      1.493          1.294               --
                                                       2006      1.476          1.493               --
                                                       2005      1.432          1.476               --
                                                       2004      1.320          1.432               --
                                                       2003      1.000          1.320               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282               --
                                                       2004      1.073          1.194               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.000          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/03).............................................  2007      1.758          2.009               --
                                                       2006      1.619          1.758               --
                                                       2005      1.424          1.619               --
                                                       2004      1.269          1.424               --
                                                       2003      1.000          1.269               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/03)...........................  2007      1.601          1.665               --
                                                       2006      1.444          1.601               --
                                                       2005      1.228          1.444               --
                                                       2004      1.244          1.228               --
                                                       2003      1.000          1.244               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.193          2.465               --
                                                       2006      2.003          2.193               --
                                                       2005      1.741          2.003               --
                                                       2004      1.434          1.741               --
                                                       2003      1.000          1.434               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.485          1.713               --
                                                       2005      1.378          1.485               --
                                                       2004      1.256          1.378               --
                                                       2003      1.000          1.256               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.705          3.394               --
                                                       2006      2.167          2.705               --
                                                       2005      1.745          2.167               --
                                                       2004      1.436          1.745               --
                                                       2003      1.000          1.436               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      2.052          2.308            1,029
                                                       2006      1.734          2.052            1,031
                                                       2005      1.615          1.734           20,795
                                                       2004      1.398          1.615            1,035
                                                       2003      1.000          1.398               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.647          1.955               --
                                                       2005      1.553          1.647               --
                                                       2004      1.374          1.553               --
                                                       2003      1.000          1.374               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.048          1.068               --
                                                       2005      1.061          1.048               --
                                                       2004      1.000          1.061               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.235          1.271               --
                                                       2005      1.177          1.235               --
                                                       2004      1.115          1.177               --
                                                       2003      1.000          1.115               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/03)............................  2007      1.509          1.789               --
                                                       2006      1.456          1.509               --
                                                       2005      1.330          1.456               --
                                                       2004      1.195          1.330               --
                                                       2003      1.000          1.195               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/03).....................................  2007      1.587          1.882               --
                                                       2006      1.510          1.587               --
                                                       2005      1.390          1.510               --
                                                       2004      1.418          1.390               --
                                                       2003      1.000          1.418               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.544          1.645               --
                                                       2006      1.343          1.544               --
                                                       2005      1.306          1.343               --
                                                       2004      1.282          1.306               --
                                                       2003      1.000          1.282               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.503          1.673               --
                                                       2005      1.483          1.503            4,230
                                                       2004      1.325          1.483               --
                                                       2003      1.000          1.325               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.651          1.581           58,715

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.549           49,576

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.538          1.572               --
                                                       2006      1.371          1.538               --
                                                       2005      1.349          1.371               --
                                                       2004      1.256          1.349               --
                                                       2003      1.000          1.256               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.780          1.693           82,429

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.698          1.719               --
                                                       2006      1.474          1.698               --
                                                       2005      1.420          1.474               --
                                                       2004      1.320          1.420               --
                                                       2003      1.000          1.320               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.450          1.442           45,432

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.918          2.056               --
                                                       2006      1.746          1.918               --
                                                       2005      1.708          1.746               --
                                                       2004      1.523          1.708               --
                                                       2003      1.000          1.523               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.147          1.239               --
                                                       2006      1.093          1.147               --
                                                       2005      1.075          1.093               --
                                                       2004      1.000          1.075               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.993          0.981            7,564
                                                       2006      0.979          0.993            7,578
                                                       2005      0.982          0.979            7,592
                                                       2004      0.996          0.982            7,607
                                                       2003      1.000          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.721          1.800               --
                                                       2006      1.495          1.721               --
                                                       2005      1.475          1.495               --
                                                       2004      1.398          1.475               --
                                                       2003      1.000          1.398               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.406          1.460               --
                                                       2006      1.384          1.406               --
                                                       2005      1.350          1.384               --
                                                       2004      1.379          1.350               --
                                                       2003      1.000          1.379               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.639          1.691               --
                                                       2006      1.514          1.639               --
                                                       2005      1.414          1.514               --
                                                       2004      1.330          1.414               --
                                                       2003      1.000          1.330               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (3/03).............................................  2007      1.494          1.556               --
                                                       2006      1.364          1.494               --
                                                       2005      1.351          1.364               --
                                                       2004      1.280          1.351               --
                                                       2003      1.000          1.280               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.558          1.614               --
                                                       2006      1.363          1.558           74,229
                                                       2005      1.355          1.363           74,229
                                                       2004      1.235          1.355               --
                                                       2003      1.000          1.235               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.742          1.913               --
                                                       2006      1.593          1.742            1,117
                                                       2005      1.510          1.593            1,119
                                                       2004      1.250          1.510            1,121
                                                       2003      1.000          1.250               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.082          1.113               --
                                                       2005      1.070          1.082               --
                                                       2004      1.000          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.717          1.775               --
                                                       2006      1.816          1.717               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.324          1.326               --
                                                       2006      1.265          1.324               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.658          1.733               --
                                                       2006      1.576          1.658           28,836

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.718          1.720           28,836

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.183          1.141               --
                                                       2006      1.117          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.988          1.921           36,577
                                                       2006      1.817          1.988           36,157

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.659          2.109               --
                                                       2006      1.629          1.659               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.191          1.048               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.169          1.211               --
                                                       2006      1.113          1.169               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.387               --
                                                       2006      1.280          1.332               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.084               --
                                                       2006      1.001          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.435          1.564               --
                                                       2006      1.462          1.435               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.208          1.311               --
                                                       2006      1.225          1.208               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.266          2.364               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.365          1.432               --
                                                       2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006               --
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.099          1.156            4,280

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.525          1.560               --
                                                       2006      1.428          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.095          1.205               --
                                                       2006      1.047          1.095               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.182               --
                                                       2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.965            7,915
                                                       2006      1.003          1.022            7,061

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.498          1.757               --
                                                       2006      1.545          1.498               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.041          1.078               --
                                                       2006      1.009          1.041               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.993          1.017               --
                                                       2006      0.978          0.993               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.385          1.403               --
                                                       2006      1.376          1.385               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.528          1.549               --
                                                       2006      1.499          1.528               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060               --
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.384          1.405           11,292
                                                       2006      1.304          1.384           11,292

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.044          1.081               --
                                                       2006      0.996          1.044               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.127          1.166               --
                                                       2006      1.068          1.127               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.048          1.067               --
                                                       2006      1.020          1.048               --

Money Market Portfolio
  Money Market Subaccount (3/03).....................  2006      0.972          0.978               --
                                                       2005      0.970          0.972               --
                                                       2004      0.986          0.970               --
                                                       2003      1.000          0.986               --

                                      A-19

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.098          1.156               --
                                                       2005      1.065          1.098               --
                                                       2004      1.000          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.077          1.094               --
                                                       2006      1.097          1.077            4,280
                                                       2005      1.103          1.097            4,280
                                                       2004      1.039          1.103            4,712
                                                       2003      1.000          1.039               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.048          1.111            4,340
                                                       2006      1.036          1.048            4,347
                                                       2005      1.038          1.036            4,355
                                                       2004      1.016          1.038            4,363
                                                       2003      0.998          1.016               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.111          2.278               --
                                                       2006      1.697          2.111               --
                                                       2005      1.552          1.697               --
                                                       2004      1.371          1.552               --
                                                       2003      1.018          1.371               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      2.252          2.397               --
                                                       2006      1.971          2.252               --
                                                       2005      1.890          1.971               --
                                                       2004      1.536          1.890               --
                                                       2003      1.000          1.536               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.378          1.462               --
                                                       2005      1.300          1.378               --
                                                       2004      1.253          1.300               --
                                                       2003      1.000          1.253               --

  Travelers Convertible Securities Subaccount
  (3/03).............................................  2006      1.205          1.280               --
                                                       2005      1.232          1.205               --
                                                       2004      1.190          1.232               --
                                                       2003      1.000          1.190               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/03).............................................  2006      1.668          1.816               --
                                                       2005      1.523          1.668               --
                                                       2004      1.342          1.523               --
                                                       2003      1.000          1.342               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (3/03)..........  2006      1.432          1.499               --
                                                       2005      1.406          1.432           23,192
                                                       2004      1.314          1.406               --
                                                       2003      1.000          1.314               --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.237          1.265               --
                                                       2005      1.238          1.237               --
                                                       2004      1.151          1.238               --
                                                       2003      1.000          1.151               --

  Travelers Federated Stock Subaccount (3/03)........  2006      1.422          1.467               --
                                                       2005      1.385          1.422               --
                                                       2004      1.286          1.385               --
                                                       2003      1.000          1.286               --

  Travelers Large Cap Subaccount (3/03)..............  2006      1.339          1.376               --
                                                       2005      1.265          1.339               --
                                                       2004      1.219          1.265               --
                                                       2003      1.000          1.219               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.024          1.085               --
                                                       2005      1.000          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.005          1.006               --
                                                       2005      1.003          1.005               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.034          1.067               --
                                                       2005      0.994          1.034               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.047          1.088               --
                                                       2005      1.000          1.047               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.020          1.037               --
                                                       2005      1.000          1.020               --

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.489          1.576               --
                                                       2005      1.364          1.489           28,836
                                                       2004      1.208          1.364               --
                                                       2003      1.000          1.208               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.465          1.545               --
                                                       2005      1.459          1.465               --
                                                       2004      1.312          1.459               --
                                                       2003      1.000          1.312               --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.267          1.304               --
                                                       2005      1.263          1.267           11,292
                                                       2004      1.163          1.263           12,431
                                                       2003      1.003          1.163               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      1.000          1.113               --

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.587          1.817               --
                                                       2005      1.487          1.587           36,157
                                                       2004      1.318          1.487               --
                                                       2003      1.000          1.318               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.350          1.428               --
                                                       2005      1.307          1.350               --
                                                       2004      1.207          1.307               --
                                                       2003      1.000          1.207               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      0.998          1.047               --
                                                       2005      1.000          0.998               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      1.000          1.087               --

  Travelers Quality Bond Subaccount (3/03)...........  2006      1.022          1.009               --
                                                       2005      1.032          1.022               --
                                                       2004      1.025          1.032               --
                                                       2003      1.000          1.025               --

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.350          1.404               --
                                                       2005      1.357          1.350               --
                                                       2004      1.264          1.357               --
                                                       2003      1.000          1.264               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.068          1.225               --
                                                       2005      1.000          1.068               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.117               --
                                                       2005      1.000          0.977               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.061          1.020               --
                                                       2005      1.044          1.061               --
                                                       2004      1.000          1.044               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/03).............................................  2007      1.714          1.631               --
                                                       2006      1.516          1.714               --
                                                       2005      1.494          1.516               --
                                                       2004      1.306          1.494               --
                                                       2003      1.000          1.306               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/03).............................................  2007      1.351          1.480               --
                                                       2006      1.298          1.351               --
                                                       2005      1.235          1.298               --
                                                       2004      1.221          1.235               --
                                                       2003      1.000          1.221               --


* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust -- Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 1.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.439          1.405                --
                                                       2005      1.274          1.439            45,774
                                                       2004      1.196          1.274            45,774
                                                       2003      1.000          1.196            34,080

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      2.036          2.299           274,239
                                                       2006      1.720          2.036           328,141
                                                       2005      1.533          1.720           425,031
                                                       2004      1.374          1.533           319,049
                                                       2003      1.000          1.374           180,398

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.851          2.044           482,586
                                                       2006      1.708          1.851           721,093
                                                       2005      1.495          1.708           917,616
                                                       2004      1.352          1.495           915,371
                                                       2003      1.000          1.352           459,044

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.691          1.746           525,779
                                                       2006      1.493          1.691           658,137
                                                       2005      1.435          1.493           816,341
                                                       2004      1.322          1.435           789,816
                                                       2003      1.000          1.322           346,672

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.693          1.675                --
                                                       2005      1.457          1.693           169,222
                                                       2004      1.240          1.457            69,578
                                                       2003      1.000          1.240            53,081

                                       B-1

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.772          2.310                --
                                                       2005      1.681          1.772           225,422
                                                       2004      1.302          1.681           138,370
                                                       2003      1.000          1.302            91,347

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2007      1.473          1.551            38,529
                                                       2006      1.286          1.473            54,561
                                                       2005      1.253          1.286           111,003
                                                       2004      1.213          1.253           100,863
                                                       2003      1.000          1.213            77,766

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.544          1.350           165,654
                                                       2006      1.514          1.544           155,941
                                                       2005      1.455          1.514           236,289
                                                       2004      1.329          1.455           376,598
                                                       2003      1.000          1.329           252,902

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306           137,059
                                                       2004      1.074          1.206            92,325
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304            12,146
                                                       2004      1.067          1.204            57,605
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.818          2.097           117,001
                                                       2006      1.660          1.818           160,121
                                                       2005      1.447          1.660           207,109
                                                       2004      1.278          1.447           134,234
                                                       2003      1.000          1.278            52,719

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2007      1.657          1.738            28,809
                                                       2006      1.480          1.657            37,712
                                                       2005      1.248          1.480            41,032
                                                       2004      1.253          1.248            41,384
                                                       2003      1.000          1.253                --

                                       B-2

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.269          2.573           112,367
                                                       2006      2.053          2.269           204,945
                                                       2005      1.769          2.053           274,315
                                                       2004      1.444          1.769           252,103
                                                       2003      1.000          1.444           129,969

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.522          1.772                --
                                                       2005      1.400          1.522           440,508
                                                       2004      1.265          1.400           430,489
                                                       2003      1.000          1.265           251,429

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.796          3.539            72,762
                                                       2006      2.220          2.796            88,290
                                                       2005      1.772          2.220            98,036
                                                       2004      1.445          1.772            64,724
                                                       2003      1.000          1.445            22,958

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      2.123          2.409           103,789
                                                       2006      1.778          2.123           219,179
                                                       2005      1.641          1.778           239,107
                                                       2004      1.408          1.641            90,637
                                                       2003      1.108          1.408                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.689          2.022                --
                                                       2005      1.578          1.689           453,166
                                                       2004      1.383          1.578           569,927
                                                       2003      1.000          1.383           543,306

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.064          1.087                --
                                                       2005      1.068          1.064           293,673
                                                       2004      1.007          1.068            61,377

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.266          1.307                --
                                                       2005      1.196          1.266            59,062
                                                       2004      1.123          1.196            64,108
                                                       2003      1.000          1.123            60,106

                                       B-3

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2007      1.561          1.867                --
                                                       2006      1.493          1.561                --
                                                       2005      1.352          1.493             3,309
                                                       2004      1.204          1.352                --
                                                       2003      1.000          1.204                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.642          1.964            13,742
                                                       2006      1.548          1.642            13,742
                                                       2005      1.412          1.548            13,742
                                                       2004      1.428          1.412            18,801
                                                       2003      1.000          1.428            13,742

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.597          1.717                --
                                                       2006      1.377          1.597                --
                                                       2005      1.327          1.377             6,989
                                                       2004      1.291          1.327             6,997
                                                       2003      1.000          1.291           244,549

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540           181,128
                                                       2004      1.333          1.506            12,433
                                                       2003      1.000          1.333             1,622

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.713          1.650           102,784

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.563          1.617             6,929

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.590          1.641           139,944
                                                       2006      1.405          1.590           176,223
                                                       2005      1.371          1.405           174,275
                                                       2004      1.265          1.371            65,202
                                                       2003      1.000          1.265           248,020

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.847          1.768             8,161

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.757          1.795            27,576
                                                       2006      1.511          1.757            26,019
                                                       2005      1.443          1.511            33,378
                                                       2004      1.329          1.443            65,165
                                                       2003      1.000          1.329            34,630

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.505          1.505            68,528

                                       B-4

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.984          2.146            16,215
                                                       2006      1.790          1.984            20,059
                                                       2005      1.735          1.790            15,816
                                                       2004      1.533          1.735            48,078
                                                       2003      1.000          1.533            54,333

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.175          1.281                --
                                                       2006      1.109          1.175                --
                                                       2005      1.081          1.109                --
                                                       2004      1.000          1.081                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.023          1.019            48,342
                                                       2006      0.999          1.023            54,015
                                                       2005      0.993          0.999            93,434
                                                       2004      0.998          0.993           207,025
                                                       2003      1.000          0.998           175,840

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.780          1.867                --
                                                       2006      1.533          1.780             8,241
                                                       2005      1.499          1.533            11,445
                                                       2004      1.407          1.499            85,512
                                                       2003      1.000          1.407            74,066

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.454          1.514                --
                                                       2006      1.419          1.454            73,458
                                                       2005      1.372          1.419            80,330
                                                       2004      1.388          1.372            88,200
                                                       2003      1.000          1.388            70,004

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2007      1.695          1.754                --
                                                       2006      1.552          1.695           129,509
                                                       2005      1.437          1.552           139,776
                                                       2004      1.339          1.437           134,769
                                                       2003      1.000          1.339            84,927

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.546          1.614                --
                                                       2006      1.399          1.546             6,805
                                                       2005      1.373          1.399            12,120
                                                       2004      1.288          1.373            20,811
                                                       2003      1.000          1.288               609

                                       B-5

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.610          1.673                --
                                                       2006      1.396          1.610            60,705
                                                       2005      1.376          1.396           133,511
                                                       2004      1.242          1.376           225,570
                                                       2003      1.000          1.242           185,002

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.800          1.983                --
                                                       2006      1.631          1.800           169,158
                                                       2005      1.533          1.631           246,782
                                                       2004      1.257          1.533           310,271
                                                       2003      1.000          1.257           197,186

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.099          1.133                --
                                                       2005      1.076          1.099            18,751
                                                       2004      0.995          1.076            19,502

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.777          1.852            80,447
                                                       2006      1.867          1.777           105,272

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.370          1.384           320,137
                                                       2006      1.300          1.370           316,010

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.715          1.798                --
                                                       2006      1.621          1.715            54,954

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.783          1.795             5,203

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2007      1.198          1.166             2,395
                                                       2006      1.089          1.198                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      2.057          2.005           104,037
                                                       2006      1.868          2.057           148,192

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.716          2.201           142,647
                                                       2006      1.675          1.716           180,412

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.211          1.072             6,368

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.197          1.251            17,416
                                                       2006      1.133          1.197            18,063

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.378          1.448            73,370
                                                       2006      1.316          1.378           133,061

                                       B-6

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.101           244,979
                                                       2006      1.001          1.077           316,349

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.059           203,723
                                                       2006      0.971          1.071            21,222

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.484          1.633            90,615
                                                       2006      1.503          1.484            90,615

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.352          2.468                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.398          1.480            34,240
                                                       2006      1.266          1.398            72,447

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.021           304,725
                                                       2006      1.003          1.219           358,249

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.139          1.206           415,287

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.576          1.627            32,654
                                                       2006      1.467          1.576            33,363

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2007      1.109          1.224                --
                                                       2006      1.120          1.109             6,375

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.221           167,241
                                                       2006      1.125          1.165           239,339

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.980           659,415
                                                       2006      1.003          1.028           303,915

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.550          1.834           215,407
                                                       2006      1.588          1.550           215,973

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.077          1.126           234,585
                                                       2006      1.038          1.077           312,596

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.027          1.061            42,163
                                                       2006      1.006          1.027           100,524

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.433          1.464            20,198
                                                       2006      1.415          1.433            28,332

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.580          1.617           146,136
                                                       2006      1.542          1.580           152,851

                                       B-7

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.076            18,294
                                                       2006      1.002          1.060            43,001

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.081           128,218
                                                       2006      1.001          1.042            54,905

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.080            39,977
                                                       2006      1.002          1.049            45,290

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.081            21,372
                                                       2006      1.002          1.054            21,400

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.081                --
                                                       2006      1.002          1.059                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.432          1.467           974,617
                                                       2006      1.341          1.432         1,073,871

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.097           381,824
                                                       2006      0.996          1.050           623,762

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.146            65,611
                                                       2006      0.998          1.068            65,611

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.154          1.198                --
                                                       2006      1.087          1.154           200,291

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.074          1.103            39,816
                                                       2006      1.038          1.074            62,964

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.006                --
                                                       2005      0.986          0.997           106,698
                                                       2004      0.992          0.986           250,103
                                                       2003      1.000          0.992         1,000,853

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.114          1.177                --
                                                       2005      1.072          1.114            18,095
                                                       2004      0.994          1.072             6,988

                                       B-8

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.113          1.135                --
                                                       2006      1.124          1.113           531,025
                                                       2005      1.120          1.124           642,079
                                                       2004      1.046          1.120           698,051
                                                       2003      1.000          1.046           169,597

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.085          1.160           412,508
                                                       2006      1.063          1.085           617,601
                                                       2005      1.055          1.063         1,071,978
                                                       2004      1.023          1.055           997,023
                                                       2003      1.000          1.023           512,238

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.184          2.364                --
                                                       2006      1.740          2.184                --
                                                       2005      1.577          1.740             1,081
                                                       2004      1.380          1.577             1,082
                                                       2003      1.000          1.380             1,083

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      2.330          2.487                --
                                                       2006      2.020          2.330           279,880
                                                       2005      1.920          2.020           305,198
                                                       2004      1.547          1.920           248,510
                                                       2003      1.000          1.547           147,642

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.412          1.503                --
                                                       2005      1.321          1.412            90,620
                                                       2004      1.262          1.321             7,188
                                                       2003      1.000          1.262                --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.235          1.316                --
                                                       2005      1.252          1.235           106,365
                                                       2004      1.198          1.252           134,693
                                                       2003      1.000          1.198            49,694

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.710          1.867                --
                                                       2005      1.547          1.710           110,370
                                                       2004      1.351          1.547            90,318
                                                       2003      1.000          1.351            70,945

  Travelers Equity Income Subaccount (3/03)..........  2006      1.468          1.542                --
                                                       2005      1.429          1.468           146,538
                                                       2004      1.323          1.429           108,451
                                                       2003      1.000          1.323            51,756

                                       B-9

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.269          1.300                --
                                                       2005      1.258          1.269           317,034
                                                       2004      1.159          1.258           410,146
                                                       2003      1.000          1.159           312,994

  Travelers Federated Stock Subaccount (11/03).......  2006      1.457          1.509                --
                                                       2005      1.408          1.457             8,300
                                                       2004      1.295          1.408            11,753
                                                       2003      1.000          1.295            12,153

  Travelers Large Cap Subaccount (7/03)..............  2006      1.373          1.415                --
                                                       2005      1.285          1.373            14,928
                                                       2004      1.227          1.285            26,954
                                                       2003      1.000          1.227            15,745

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.027          1.092                --
                                                       2005      0.976          1.027            40,085

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.009          1.012                --
                                                       2005      1.000          1.009            62,967

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.039          1.076                --
                                                       2005      1.000          1.039            19,960

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.052          1.097                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.025          1.045                --
                                                       2005      1.014          1.025            11,307

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.527          1.621                --
                                                       2005      1.386          1.527            53,878
                                                       2004      1.216          1.386            65,822
                                                       2003      1.000          1.216                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.502          1.588                --
                                                       2005      1.482          1.502           216,633
                                                       2004      1.321          1.482            53,348
                                                       2003      1.000          1.321            36,767

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.299          1.341                --
                                                       2005      1.284          1.299         1,158,282
                                                       2004      1.171          1.284           870,918
                                                       2003      1.000          1.171           486,922

                                      B-10

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.266                --
                                                       2005      1.120          1.172            81,938
                                                       2004      0.996          1.120            22,357

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.627          1.868                --
                                                       2005      1.511          1.627           109,565
                                                       2004      1.327          1.511            48,725
                                                       2003      1.000          1.327            14,338

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            36,208
                                                       2004      1.214          1.327            78,670
                                                       2003      1.000          1.214            85,786

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           201,980
                                                       2004      1.016          1.093            47,649

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.048          1.038                --
                                                       2005      1.049          1.048           414,246
                                                       2004      1.033          1.049           438,031
                                                       2003      1.000          1.033           338,852

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.384          1.443                --
                                                       2005      1.379          1.384             8,961
                                                       2004      1.273          1.379             1,791
                                                       2003      1.000          1.273             3,187

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.077          1.038                --
                                                       2005      1.050          1.077            41,586
                                                       2004      1.009          1.050             5,549

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.773          1.702           167,647
                                                       2006      1.554          1.773           338,141
                                                       2005      1.518          1.554           426,317
                                                       2004      1.315          1.518           384,884
                                                       2003      1.000          1.315           196,030

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2007      1.397          1.545                --
                                                       2006      1.331          1.397                --
                                                       2005      1.255          1.331                --
                                                       2004      1.230          1.255                --
                                                       2003      1.000          1.230                --

          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.403          1.359               --
                                                       2005      1.254          1.403               --
                                                       2004      1.188          1.254               --
                                                       2003      1.099          1.188               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      1.968          2.202           10,823
                                                       2006      1.677          1.968           43,407
                                                       2005      1.509          1.677           38,073
                                                       2004      1.365          1.509           56,327
                                                       2003      1.002          1.365           28,454

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.789          1.958           68,082
                                                       2006      1.666          1.789          160,604
                                                       2005      1.471          1.666          305,426
                                                       2004      1.342          1.471          324,238
                                                       2003      1.012          1.342          213,259

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.635          1.673           87,690
                                                       2006      1.456          1.635          223,643
                                                       2005      1.412          1.456          373,111
                                                       2004      1.313          1.412          361,056
                                                       2003      1.000          1.313          284,259

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.652          1.629               --
                                                       2005      1.434          1.652               --
                                                       2004      1.231          1.434               --
                                                       2003      1.087          1.231               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.728          2.234               --
                                                       2005      1.655          1.728               --
                                                       2004      1.293          1.655               --
                                                       2003      1.087          1.293               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2007      1.424          1.486               --
                                                       2006      1.254          1.424               --
                                                       2005      1.233          1.254               --
                                                       2004      1.205          1.233               --
                                                       2003      1.087          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.493          1.294               --
                                                       2006      1.476          1.493               --
                                                       2005      1.432          1.476               --
                                                       2004      1.320          1.432               --
                                                       2003      1.136          1.320               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282               --
                                                       2004      1.073          1.194               --
                                                       2003      1.049          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.056          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.758          2.009               --
                                                       2006      1.619          1.758               --
                                                       2005      1.424          1.619               --
                                                       2004      1.269          1.424               --
                                                       2003      1.082          1.269               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2007      1.601          1.665               --
                                                       2006      1.444          1.601               --
                                                       2005      1.228          1.444               --
                                                       2004      1.244          1.228               --
                                                       2003      1.161          1.244               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.193          2.465            7,360
                                                       2006      2.003          2.193           35,867
                                                       2005      1.741          2.003           37,911
                                                       2004      1.434          1.741           84,851
                                                       2003      0.999          1.434           15,148

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.485          1.713               --
                                                       2005      1.378          1.485           41,167
                                                       2004      1.256          1.378           38,643
                                                       2003      1.044          1.256           46,060

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.705          3.394            7,601
                                                       2006      2.167          2.705            7,601
                                                       2005      1.745          2.167            7,607
                                                       2004      1.436          1.745            7,614
                                                       2003      1.036          1.436            7,622

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      2.052          2.308            5,675
                                                       2006      1.734          2.052           54,725
                                                       2005      1.615          1.734          282,181
                                                       2004      1.398          1.615          239,597
                                                       2003      1.106          1.398          103,046

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.647          1.955               --
                                                       2005      1.553          1.647               --
                                                       2004      1.374          1.553               --
                                                       2003      1.113          1.374               --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.048          1.068               --
                                                       2005      1.061          1.048               --
                                                       2004      1.005          1.061               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.235          1.271               --
                                                       2005      1.177          1.235               --
                                                       2004      1.115          1.177               --
                                                       2003      0.991          1.115               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2007      1.509          1.789               --
                                                       2006      1.456          1.509               --
                                                       2005      1.330          1.456               --
                                                       2004      1.195          1.330               --
                                                       2003      1.073          1.195               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.587          1.882               --
                                                       2006      1.510          1.587               --
                                                       2005      1.390          1.510               --
                                                       2004      1.418          1.390               --
                                                       2003      1.185          1.418               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.544          1.645               --
                                                       2006      1.343          1.544               --
                                                       2005      1.306          1.343               --
                                                       2004      1.282          1.306               --
                                                       2003      1.146          1.282               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.503          1.673               --
                                                       2005      1.483          1.503               --
                                                       2004      1.325          1.483               --
                                                       2003      1.055          1.325               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.651          1.581           27,173

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.549           13,249

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.538          1.572               --
                                                       2006      1.371          1.538               --
                                                       2005      1.349          1.371               --
                                                       2004      1.256          1.349               --
                                                       2003      1.051          1.256               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.780          1.693           35,580

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.698          1.719            4,878
                                                       2006      1.474          1.698           12,069
                                                       2005      1.420          1.474           11,934
                                                       2004      1.320          1.420            4,716
                                                       2003      0.970          1.320            4,204

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.450          1.442           13,974

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.918          2.056               --
                                                       2006      1.746          1.918               --
                                                       2005      1.708          1.746               --
                                                       2004      1.523          1.708           48,483
                                                       2003      1.137          1.523            5,421

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.147          1.239               --
                                                       2006      1.093          1.147               --
                                                       2005      1.075          1.093               --
                                                       2004      1.000          1.075               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.993          0.981               --
                                                       2006      0.979          0.993               --
                                                       2005      0.982          0.979               --
                                                       2004      0.996          0.982               --
                                                       2003      0.999          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.721          1.800               --
                                                       2006      1.495          1.721            7,535
                                                       2005      1.475          1.495            7,535
                                                       2004      1.398          1.475            7,535
                                                       2003      1.013          1.398            7,535

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.406          1.460               --
                                                       2006      1.384          1.406               --
                                                       2005      1.350          1.384               --
                                                       2004      1.379          1.350               --
                                                       2003      1.182          1.379               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2007      1.639          1.691               --
                                                       2006      1.514          1.639               --
                                                       2005      1.414          1.514               --
                                                       2004      1.330          1.414               --
                                                       2003      1.146          1.330               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.494          1.556               --
                                                       2006      1.364          1.494               --
                                                       2005      1.351          1.364               --
                                                       2004      1.280          1.351               --
                                                       2003      1.165          1.280               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.558          1.614               --
                                                       2006      1.363          1.558               --
                                                       2005      1.355          1.363               --
                                                       2004      1.235          1.355               --
                                                       2003      1.026          1.235               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.742          1.913               --
                                                       2006      1.593          1.742               --
                                                       2005      1.510          1.593               --
                                                       2004      1.250          1.510               --
                                                       2003      1.055          1.250               --

                                      B-16

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.082          1.113               --
                                                       2005      1.070          1.082               --
                                                       2004      0.994          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.717          1.775               --
                                                       2006      1.816          1.717               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.324          1.326               --
                                                       2006      1.265          1.324               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.658          1.733               --
                                                       2006      1.576          1.658               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.718          1.720               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2007      1.183          1.141               --
                                                       2006      1.077          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.988          1.921            6,192
                                                       2006      1.817          1.988            6,192

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.659          2.109               --
                                                       2006      1.629          1.659               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.191          1.048               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.169          1.211               --
                                                       2006      1.113          1.169               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.387               --
                                                       2006      1.280          1.332               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.084               --
                                                       2006      1.001          1.070               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.043               --
                                                       2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.435          1.564               --
                                                       2006      1.462          1.435               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.266          2.364            4,481

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.365          1.432               --
                                                       2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006               --
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.099          1.156               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.525          1.560               --
                                                       2006      1.428          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2007      1.095          1.205               --
                                                       2006      1.106          1.095               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.182               --
                                                       2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.965               --
                                                       2006      1.003          1.022               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.498          1.757           11,628
                                                       2006      1.545          1.498           11,263

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.041          1.078               --
                                                       2006      1.009          1.041               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.993          1.017               --
                                                       2006      0.978          0.993               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.385          1.403           12,957
                                                       2006      1.376          1.385           12,957

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.528          1.549            4,953
                                                       2006      1.499          1.528           32,034

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060           73,742
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.384          1.405               --
                                                       2006      1.304          1.384           21,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.044          1.081               --
                                                       2006      0.996          1.044               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.127          1.166               --
                                                       2006      1.068          1.127               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.048          1.067               --
                                                       2006      1.020          1.048               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.972          0.978               --
                                                       2005      0.970          0.972               --
                                                       2004      0.986          0.970               --
                                                       2003      0.998          0.986               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.098          1.156               --
                                                       2005      1.065          1.098               --
                                                       2004      0.994          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.077          1.094               --
                                                       2006      1.097          1.077               --
                                                       2005      1.103          1.097               --
                                                       2004      1.039          1.103               --
                                                       2003      1.019          1.039               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.048          1.111            1,982
                                                       2006      1.036          1.048          153,923
                                                       2005      1.038          1.036          222,995
                                                       2004      1.016          1.038          210,042
                                                       2003      1.000          1.016          211,805

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.111          2.278               --
                                                       2006      1.697          2.111            8,962
                                                       2005      1.552          1.697            4,657
                                                       2004      1.371          1.552            4,754
                                                       2003      1.000          1.371            4,592

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      2.252          2.397               --
                                                       2006      1.971          2.252               --
                                                       2005      1.890          1.971               --
                                                       2004      1.536          1.890               --
                                                       2003      1.013          1.536               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.378          1.462               --
                                                       2005      1.300          1.378               --
                                                       2004      1.253          1.300               --
                                                       2003      1.063          1.253               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.205          1.280               --
                                                       2005      1.232          1.205               --
                                                       2004      1.190          1.232               --
                                                       2003      1.101          1.190               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.668          1.816               --
                                                       2005      1.523          1.668               --
                                                       2004      1.342          1.523               --
                                                       2003      1.131          1.342               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.432          1.499               --
                                                       2005      1.406          1.432           83,746
                                                       2004      1.314          1.406           83,752
                                                       2003      0.968          1.314            4,973

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.237          1.265               --
                                                       2005      1.238          1.237               --
                                                       2004      1.151          1.238               --
                                                       2003      1.007          1.151               --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.422          1.467               --
                                                       2005      1.385          1.422               --
                                                       2004      1.286          1.385               --
                                                       2003      1.197          1.286               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (7/03)..............  2006      1.339          1.376               --
                                                       2005      1.265          1.339           12,957
                                                       2004      1.219          1.265           12,957
                                                       2003      1.118          1.219           25,838

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.085               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.005          1.006               --
                                                       2005      1.000          1.005               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.034          1.067               --
                                                       2005      1.000          1.034               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.020          1.037               --
                                                       2005      1.012          1.020               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.489          1.576               --
                                                       2005      1.364          1.489               --
                                                       2004      1.208          1.364               --
                                                       2003      1.006          1.208               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.465          1.545               --
                                                       2005      1.459          1.465           11,157
                                                       2004      1.312          1.459               --
                                                       2003      1.161          1.312               --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.267          1.304               --
                                                       2005      1.263          1.267           21,180
                                                       2004      1.163          1.263           13,242
                                                       2003      1.000          1.163            8,981

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      0.994          1.113               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.587          1.817               --
                                                       2005      1.487          1.587            6,192
                                                       2004      1.318          1.487            6,192
                                                       2003      1.085          1.318           12,320

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.350          1.428               --
                                                       2005      1.307          1.350               --
                                                       2004      1.207          1.307           43,393
                                                       2003      1.051          1.207               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      1.014          1.087           28,951

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.022          1.009               --
                                                       2005      1.032          1.022               --
                                                       2004      1.025          1.032               --
                                                       2003      1.026          1.025               --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.350          1.404               --
                                                       2005      1.357          1.350               --
                                                       2004      1.264          1.357               --
                                                       2003      1.071          1.264               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.061          1.020               --
                                                       2005      1.044          1.061               --
                                                       2004      1.007          1.044               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.714          1.631               --
                                                       2006      1.516          1.714               --
                                                       2005      1.494          1.516               --
                                                       2004      1.306          1.494               --
                                                       2003      1.114          1.306               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2007      1.351          1.480               --
                                                       2006      1.298          1.351               --
                                                       2005      1.235          1.298               --
                                                       2004      1.221          1.235               --
                                                       2003      1.129          1.221               --


* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust -- Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement
                     Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm
                     Condensed Financial Information
                     Financial Statements
--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------
Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

                        SCUDDER ADVOCATE ADVISOR ANNUITY
                  SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 866-376-0389.

                  SCUDDER ADVOCATE ADVISOR ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                 APRIL 28, 2008

This prospectus describes SCUDDER ADVOCATE ADVISOR ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           Lord Abbett Growth and Income
  AIM V.I. Utilities Fund                             Portfolio -- Class B
CREDIT SUISSE TRUST                                MFS(R) Emerging Markets Equity
  Global Small Cap Portfolio                          Portfolio -- Class A
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     MFS(R) Research International
  --                                                  Portfolio -- Class B
  SERVICE SHARES                                   Pioneer Strategic Income Portfolio -- Class
  Dreyfus Socially Responsible Growth Fund,           E
     Inc.                                          T. Rowe Price Mid Cap Growth
DWS VARIABLE SERIES I -- CLASS B                      Portfolio -- Class B
  DWS Capital Growth VIP                           Turner Mid Cap Growth Portfolio -- Class B
  DWS Global Opportunities VIP                   METROPOLITAN SERIES FUND, INC.
  DWS Health Care VIP                              BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II -- CLASS B                  BlackRock Diversified Portfolio -- Class B
  DWS Conservative Allocation VIP                  BlackRock Large Cap Value
  DWS Dreman Small Mid Cap Value VIP                  Portfolio -- Class B
  DWS Global Thematic VIP                          BlackRock Money Market Portfolio -- Class B
  DWS Government & Agency Securities VIP           Davis Venture Value Portfolio -- Class B
  DWS Growth Allocation VIP                        FI Value Leaders Portfolio -- Class B
  DWS Moderate Allocation VIP                      MetLife Stock Index Portfolio -- Class B
  DWS Technology VIP                               MFS(R) Total Return Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MFS(R) Value Portfolio -- Class E
  BlackRock High Yield Portfolio -- Class B        T. Rowe Price Large Cap Growth
  Lazard Mid Cap Portfolio -- Class B                 Portfolio -- Class B
                                                   T. Rowe Price Small Cap Growth
                                                      Portfolio -- Class B
                                                 THE ALGER AMERICAN FUND -- CLASS S
                                                   Alger American Capital Appreciation


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-376-0389 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----


                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                        SCUDDER ADVOCATE ADVISOR ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.55% for the Standard Death Benefit, and 1.75% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.55% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge*.....................           1.55%                     1.75%
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.70%                     1.90%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           1.90%                     2.10%
Optional GMWB I Charge (maximum upon reset)............           1.00%(3)                  1.00%(3)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(3)                  1.00%(3)
Optional GMWB III Charge ..............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.70%                     2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.70%                     2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           1.95%                     2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           2.90%                     3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           2.90%                     3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.15%                     2.35%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.63% for the Subaccount investing in the MetLife Stock Index Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.34% for the Subaccount investing in the T. Rowe Price Mid Cap Growth Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.08% for the Subaccount investing in the FI Value Leaders Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.24% for the Subaccount investing in the Pioneer Strategic Income Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the BlackRock High Yield Portfolio, and the amount, if any, equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio of the Met Investors Series Trust.
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(3) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-376-0389.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.54%      1.68%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Utilities Fund........    0.60%         --       0.34%           --          0.94%        0.01%        0.93%(1)
CREDIT SUISSE TRUST
  Global Small Cap Portfolio.....    1.25%         --       0.33%           --          1.58%          --         1.58%
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
  Dreyfus Socially Responsible
     Growth Fund, Inc. ..........    0.75%       0.25%      0.07%           --          1.07%          --         1.07%
DWS VARIABLE SERIES I -- CLASS B
  DWS Capital Growth VIP.........    0.37%       0.25%      0.13%           --          0.75%          --         0.75%(2)
  DWS Global Opportunities VIP...    0.89%       0.25%      0.21%           --          1.35%          --         1.35%(2)
  DWS Health Care VIP............    0.67%       0.25%      0.23%           --          1.15%          --         1.15%(2)
DWS VARIABLE SERIES II -- CLASS B
  DWS Conservative Allocation
     VIP.........................    0.07%       0.25%      0.37%         0.64%         1.33%          --         1.33%(3, 4)
  DWS Dreman Small Mid Cap Value
     VIP.........................    0.64%       0.25%      0.28%           --          1.17%          --         1.17%(4)
  DWS Global Thematic VIP........    0.92%       0.25%      0.50%         0.01%         1.68%        0.22%        1.46%(4, 5)
  DWS Government & Agency
     Securities VIP..............    0.45%       0.25%      0.34%           --          1.04%          --         1.04%(4)
  DWS Growth Allocation VIP......    0.07%       0.25%      0.27%         0.73%         1.32%          --         1.32%(3, 4)
  DWS Moderate Allocation VIP....    0.07%       0.25%      0.27%         0.71%         1.30%          --         1.30%(3, 4)
  DWS Technology VIP.............    0.67%       0.25%      0.37%           --          1.29%          --         1.29%(4)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class B........    0.60%       0.25%      0.13%           --          0.98%          --         0.98%(6)
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --         1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --         0.77%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A........    1.00%         --       0.25%           --          1.25%          --         1.25%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --         1.04%
  Pioneer Strategic Income
     Portfolio -- Class E........    0.60%       0.15%      0.09%           --          0.84%          --         0.84%(7)
  T. Rowe Price Mid Cap Growth
     Portfolio -- Class B........    0.75%       0.25%      0.05%           --          1.05%          --         1.05%
  Turner Mid Cap Growth
     Portfolio -- Class B........    0.77%       0.25%      0.06%           --          1.08%          --         1.08%
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income
     Portfolio -- Class B........    0.38%       0.25%      0.06%           --          0.69%        0.01%        0.68%(8)
  BlackRock Diversified
     Portfolio -- Class B........    0.44%       0.25%      0.06%           --          0.75%          --         0.75%
  BlackRock Large Cap Value
     Portfolio -- Class B........    0.68%       0.25%      0.06%           --          0.99%          --         0.99%
  BlackRock Money Market
     Portfolio -- Class B........    0.33%       0.25%      0.07%           --          0.65%        0.01%        0.64%(9)
  Davis Venture Value
     Portfolio -- Class B........    0.69%       0.25%      0.04%           --          0.98%          --         0.98%
  FI Value Leaders
     Portfolio -- Class B........    0.64%       0.25%      0.07%           --          0.96%          --         0.96%
  MetLife Stock Index
     Portfolio -- Class B........    0.25%       0.25%      0.04%           --          0.54%        0.01%        0.53%(10)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --         0.83%
  MFS(R) Value Portfolio -- Class
     E...........................    0.72%       0.15%      0.05%           --          0.92%        0.07%        0.85%(11)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --         0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --         0.84%
THE ALGER AMERICAN FUND -- CLASS
  S
  Alger American Capital
     Appreciation................    0.81%       0.25%      0.16%           --          1.22%        0.04%        1.18%(12)


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.93% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2) Other Expenses are based on estimated amounts for the current fiscal year. Actual expenses may be different.
(3) The Portfolio is a "fund of funds" that invests substantially all of its assets in other DWS portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

(4) Portfolio operating expenses have been restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008 and include a 0.10% administrative services fee paid to the advisor.

(5) Through April 30, 2009, the advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio so that total annual operating expenses of the portfolio will not exceed 1.45% excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and indirect expenses of underlying DWS portfolios.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(12) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive .035% of its Advisory Fees.

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example do not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $482       $1,447      $2,414      $4,836       $482       $1,447      $2,414      $4,836
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $369       $1,117      $1,879      $3,850       $369       $1,117      $1,879      $3,850


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Scudder Advocate Advisor Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-376-0389.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the

Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of an agreement with DWS Investments ("DWS") relating to the offering under the Contract of certain Underlying Funds advised by DWS affiliates. That agreement, which was terminated on December 30, 2005, provided that we would not remove or replace as Variable Funding Options, for three years following the agreement's termination (i.e., through December 30, 2008), any of the portfolios of DWS Investments VIT Funds, DWS Variable Series I or DWS Variable Series II without the prior consent of DWS.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-376-0389 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Utilities Fund            The fund's investment objectives   Invesco Aim Advisors, Inc.
                                   are capital growth and income.     Subadvisers: Invesco Trimark
                                   The fund seeks to meet its         Investment Management Inc.;
                                   objective by investing, normally,  Invesco Global Asset Management
                                   at least 80% of its net assets,    (N.A.), Inc.; Invesco
                                   plus the amount of borrowings for  Institutional (N.A.), Inc.;
                                   investment purposes, in the        Invesco Senior Secured
                                   equity securities of issuers       Management, Inc.; Invesco Hong
                                   engaged primarily in utilities-    Kong Limited; Invesco Asset
                                   related industries.                Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland, GmbH; and Invesco
                                                                      Australia Limited
CREDIT SUISSE TRUST
Global Small Cap Portfolio         Seeks long-term growth of          Credit Suisse Asset Management,
                                   capital.                           LLC
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
Dreyfus Socially Responsible       The fund seeks to provide capital  The Dreyfus Corporation
  Growth Fund, Inc.                growth, with current income as a   Subadviser: Mellon Capital
                                   secondary goal.                    Management LLC
DWS VARIABLE SERIES I -- CLASS B
DWS Capital Growth VIP             Seeks to provide long-term growth  Deutsche Investment Management
                                   of capital.                        Americas Inc.
DWS Global Opportunities VIP       Seeks above-average capital        Deutsche Investment Management
                                   appreciation over the long-term.   Americas Inc.
DWS Health Care VIP                Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS VARIABLE SERIES II -- CLASS B
DWS Conservative Allocation VIP    Seeks a balance of current income  Deutsche Investment Management
                                   and long-term growth of capital    Americas Inc.
                                   with an emphasis on current
                                   income.
DWS Dreman Small Mid Cap Value     Seeks long-term capital            Deutsche Investment Management
  VIP                              appreciation.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management, L.L.C.
DWS Global Thematic VIP            Seeks long-term capital growth.    Deutsche Investment Management
                                                                      Americas Inc.
DWS Government & Agency            Seeks high current income          Deutsche Investment Management
  Securities VIP                   consistent with preservation of    Americas Inc.
                                   capital.
DWS Growth Allocation VIP          Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS Moderate Allocation VIP        Seeks a balance of long-term       Deutsche Investment Management
                                   growth of capital and current      Americas Inc.
                                   income with an emphasis on growth
                                   of capital.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
DWS Technology VIP                 Seeks growth of capital.           Deutsche Investment Management
                                                                      Americas Inc.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class B             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class E             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
T. Rowe Price Mid Cap Growth       Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class B             capital.                           Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Turner Mid Cap Growth              Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Tuner Investment
                                                                      Partners, Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class B             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class B             attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Large Cap Value          Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class B             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Value Portfolio -- Class E  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
THE ALGER AMERICAN FUND -- CLASS
  S
Alger American Capital             Seeks long-term capital            Fred Alger Management, Inc.
  Appreciation                     appreciation.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.55% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Credit Suisse Global Small Cap Portfolio, DWS Global Opportunities VIP, DWS Dreman Small Mid Cap Value VIP, BlackRock High Yield Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, and T. Rowe Price

Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before the Maturity Date and before age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80th birthday, plus any additional Purchase Payments, minus any partial surrender reductions (as described below) which occur after the Annuitant's 80th birthday

---------
* If you have elected a GMWB Rider (Guaranteed Income Solution) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Guaranteed Income Solution).

ADJUSTED PURCHASE PAYMENT: The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

STEP UP VALUE: The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE: On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus
(c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the roll-up death benefit value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 X (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 X (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. This provision must be elected at time of application.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the initial Contract Value. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     Unless the beneficiary         Yes
IS THE ANNUITANT)             if none, to the surviving      elects to continue the
                              joint owner.                   Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     Unless the spouse elects to    Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     Unless the spouse elects to    Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE
CONTRACT OWNER)
The beneficiary (ies), or if  Unless the beneficiary         Yes
  none, to the Contract       elects to continue the
  Owner.                      Contract rather than receive
                              a lump sum distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                          Guaranteed Income         Guaranteed Income         Guaranteed Income
                                          Solution                  Solution               Solution Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state.
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.


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TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution

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

rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.


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

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.


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     (2)  In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.


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

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn

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

earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.


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OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g.

commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.838          2.180               --
                                                       2006      1.490          1.838               --
                                                       2005      1.297          1.490            1,754
                                                       2004      1.068          1.297           10,619
                                                       2003      1.000          1.068               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.160          1.166               --
                                                       2005      1.091          1.160           48,803
                                                       2004      1.064          1.091           93,454
                                                       2003      1.000          1.064           55,895

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.563          2.047               --
                                                       2006      1.337          1.563               --
                                                       2005      1.191          1.337               --
                                                       2004      1.123          1.191               --
                                                       2003      1.000          1.123               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      2.660          2.786               --
                                                       2006      2.041          2.660            1,583
                                                       2005      1.623          2.041            1,789
                                                       2004      1.321          1.623            2,092
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.828          1.726               --
                                                       2006      1.642          1.828               --
                                                       2005      1.438          1.642               --
                                                       2004      1.240          1.438               --
                                                       2003      1.000          1.240               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.494          1.489            4,761
                                                       2006      1.411          1.494           12,400
                                                       2005      1.318          1.411           17,640
                                                       2004      1.173          1.318           14,896
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.278          1.350               --
                                                       2006      1.193          1.278               --
                                                       2005      1.174          1.193               --
                                                       2004      1.127          1.174               --
                                                       2003      1.000          1.127               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.140          1.175               --
                                                       2006      1.007          1.140            4,782
                                                       2005      1.000          1.007           27,580

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.211          1.818           24,510
                                                       2006      1.640          2.211           29,722
                                                       2005      1.498          1.640           48,068
                                                       2004      1.165          1.498           30,144
                                                       2003      1.000          1.165            3,070

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.022          1.043               --
                                                       2006      0.996          1.022               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.340          1.477           27,795
                                                       2006      1.260          1.340           32,145
                                                       2005      1.181          1.260           35,387
                                                       2004      1.117          1.181               --
                                                       2003      1.000          1.117               --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      2.113          2.263            1,085
                                                       2006      1.764          2.113            5,020
                                                       2005      1.519          1.764           29,387
                                                       2004      1.255          1.519            5,780
                                                       2003      1.000          1.255            1,444

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.411          1.401            5,758
                                                       2006      1.267          1.411           29,961
                                                       2005      1.219          1.267           29,117
                                                       2004      1.129          1.219           17,169
                                                       2003      1.000          1.129            3,187

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.334          1.480          248,407
                                                       2006      1.282          1.334          248,418
                                                       2005      1.207          1.282          190,680
                                                       2004      1.125          1.207           21,844
                                                       2003      1.000          1.125               --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.902          2.137           38,483
                                                       2006      1.543          1.902           38,880
                                                       2005      1.356          1.543           39,384
                                                       2004      1.186          1.356           10,335
                                                       2003      1.000          1.186            4,604

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      1.213          1.270               --
                                                       2005      1.240          1.213           58,934
                                                       2004      1.131          1.240            7,135
                                                       2003      1.000          1.131               --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.436          1.584               --
                                                       2005      1.290          1.436               --
                                                       2004      1.177          1.290               --
                                                       2003      1.000          1.177               --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.228          1.261            1,919
                                                       2006      1.137          1.228            1,921
                                                       2005      1.113          1.137           10,451
                                                       2004      1.065          1.113            1,926
                                                       2003      1.000          1.065               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.606          1.628            6,718
                                                       2006      1.418          1.606           12,501
                                                       2005      1.315          1.418           40,257
                                                       2004      1.157          1.315           25,112
                                                       2003      1.000          1.157           16,144

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.163          1.197           41,290
                                                       2006      1.087          1.163           64,115
                                                       2005      1.059          1.087           22,736
                                                       2004      1.000          1.059            1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.036          1.057          149,938
                                                       2006      1.014          1.036          162,733
                                                       2005      1.013          1.014          226,462
                                                       2004      0.990          1.013          230,267
                                                       2003      1.000          0.990          120,178

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.533          1.570           55,009
                                                       2006      1.364          1.533           56,779
                                                       2005      1.270          1.364          108,093
                                                       2004      1.160          1.270           66,607
                                                       2003      1.000          1.160            7,313

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.598          1.536          231,297
                                                       2006      1.375          1.598          250,787
                                                       2005      1.301          1.375          278,246
                                                       2004      1.164          1.301           81,517
                                                       2003      1.000          1.164           13,919

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.660          2.034           29,062
                                                       2005      1.538          1.660           31,234
                                                       2004      1.246          1.538           21,154
                                                       2003      1.000          1.246            1,443

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.133          1.361               --
                                                       2005      1.054          1.133           34,826

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      2.040          2.122               --
                                                       2006      1.600          2.040               --
                                                       2005      1.328          1.600               --
                                                       2004      1.182          1.328               --
                                                       2003      1.000          1.182               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.039          1.077            1,161
                                                       2006      1.018          1.039            3,630
                                                       2005      1.013          1.018            3,695
                                                       2004      0.997          1.013            2,590
                                                       2003      1.000          0.997               --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.265          1.313               --
                                                       2006      1.142          1.265               --
                                                       2005      1.096          1.142               --
                                                       2004      1.000          1.096            1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.326          1.311           50,540
                                                       2006      1.225          1.326           55,971
                                                       2005      1.205          1.225           66,303
                                                       2004      1.093          1.205           50,327
                                                       2003      1.000          1.093           14,993

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.061          1.080               --
                                                       2005      1.042          1.061           47,606
                                                       2004      1.000          1.042            1,000

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.248          1.248               --
                                                       2005      1.226          1.248               --
                                                       2004      1.134          1.226           10,865
                                                       2003      1.000          1.134            6,711

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.934          2.209           92,529
                                                       2006      1.573          1.934           95,524
                                                       2005      1.403          1.573          154,401
                                                       2004      1.211          1.403            6,969
                                                       2003      1.000          1.211            1,499

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.428          1.491            4,234
                                                       2006      1.345          1.428            4,199
                                                       2005      1.224          1.345            4,231
                                                       2004      1.121          1.224            4,736
                                                       2003      1.000          1.121            4,828

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.292          1.277               --
                                                       2005      1.226          1.292            2,004
                                                       2004      1.112          1.226               --
                                                       2003      1.000          1.112               --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.151          1.276               --
                                                       2005      1.037          1.151           50,432

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.417          1.570            4,916
                                                       2006      1.253          1.417           10,817
                                                       2005      1.255          1.253           63,485
                                                       2004      1.164          1.255           49,380
                                                       2003      1.000          1.164            1,556

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      1.267          1.305               --
                                                       2005      1.297          1.267           54,165
                                                       2004      1.124          1.297           41,830
                                                       2003      1.000          1.124            4,838

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.456          1.544              591
                                                       2006      1.339          1.456              592
                                                       2005      1.188          1.339              593
                                                       2004      1.166          1.188               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.214          1.254           20,572
                                                       2006      1.113          1.214           20,596
                                                       2005      1.077          1.113          182,071
                                                       2004      1.000          1.077            1,000

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      1.011          1.040           75,981
                                                       2006      0.987          1.011           77,712
                                                       2005      0.980          0.987           87,533
                                                       2004      0.992          0.980           37,780
                                                       2003      1.000          0.992               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      1.113          1.137               --
                                                       2005      1.185          1.113            2,957
                                                       2004      1.195          1.185            3,041
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.333          1.386           10,295
                                                       2006      1.293          1.333           12,689
                                                       2005      1.233          1.293           13,130
                                                       2004      1.134          1.233            8,702
                                                       2003      1.000          1.134            1,591

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.125          1.162           61,048
                                                       2006      1.052          1.125           63,442
                                                       2005      1.050          1.052           76,487
                                                       2004      0.986          1.050           56,474
                                                       2003      1.000          0.986           16,555

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.218          1.363               --
                                                       2006      1.233          1.218            1,934
                                                       2005      1.215          1.233            1,715
                                                       2004      1.217          1.215            1,663
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.509          1.856               --
                                                       2006      1.445          1.509               --
                                                       2005      1.321          1.445            3,623
                                                       2004      1.214          1.321           21,088
                                                       2003      1.000          1.214               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.768          3.486               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.096           17,354
                                                       2006      1.000          1.071           39,930




           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.780          2.092             --
                                                       2006      1.456          1.780             --
                                                       2005      1.279          1.456             --
                                                       2004      1.063          1.279             --
                                                       2003      1.000          1.063             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.133          1.136             --
                                                       2005      1.075          1.133             --
                                                       2004      1.059          1.075             --
                                                       2003      1.000          1.059             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.514          1.965             --
                                                       2006      1.306          1.514             --
                                                       2005      1.174          1.306             --
                                                       2004      1.117          1.174             --
                                                       2003      1.000          1.117             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      2.576          2.690             --
                                                       2006      1.995          2.576             --
                                                       2005      1.600          1.995             --
                                                       2004      1.315          1.600             --
                                                       2003      1.000          1.315             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.770          1.657             --
                                                       2006      1.605          1.770             --
                                                       2005      1.418          1.605             --
                                                       2004      1.234          1.418             --
                                                       2003      1.000          1.234             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.447          1.429             --
                                                       2006      1.379          1.447             --
                                                       2005      1.299          1.379             --
                                                       2004      1.167          1.299             --
                                                       2003      1.000          1.167             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.238          1.296             --
                                                       2006      1.166          1.238             --
                                                       2005      1.158          1.166             --
                                                       2004      1.121          1.158             --
                                                       2003      1.000          1.121             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.127          1.151             --
                                                       2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.141          1.745             --
                                                       2006      1.602          2.141             --
                                                       2005      1.477          1.602             --
                                                       2004      1.160          1.477             --
                                                       2003      1.000          1.160             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.009          1.020             --
                                                       2006      0.992          1.009             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.298          1.418             --
                                                       2006      1.231          1.298             --
                                                       2005      1.164          1.231             --
                                                       2004      1.111          1.164             --
                                                       2003      1.000          1.111             --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      2.047          2.172             --
                                                       2006      1.723          2.047             --
                                                       2005      1.498          1.723             --
                                                       2004      1.249          1.498             --
                                                       2003      1.000          1.249             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.367          1.345             --
                                                       2006      1.238          1.367             --
                                                       2005      1.202          1.238             --
                                                       2004      1.123          1.202             --
                                                       2003      1.000          1.123             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.292          1.420             --
                                                       2006      1.253          1.292             --
                                                       2005      1.190          1.253             --
                                                       2004      1.119          1.190             --
                                                       2003      1.000          1.119             --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.843          2.051             --
                                                       2006      1.507          1.843             --
                                                       2005      1.337          1.507             --
                                                       2004      1.180          1.337             --
                                                       2003      1.000          1.180             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      1.186          1.234             --
                                                       2005      1.223          1.186             --
                                                       2004      1.125          1.223             --
                                                       2003      1.000          1.125             --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.403          1.535             --
                                                       2005      1.272          1.403             --
                                                       2004      1.171          1.272             --
                                                       2003      1.000          1.171             --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.189          1.210             --
                                                       2006      1.111          1.189             --
                                                       2005      1.098          1.111             --
                                                       2004      1.059          1.098             --
                                                       2003      1.000          1.059             --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.555          1.563             --
                                                       2006      1.386          1.555             --
                                                       2005      1.296          1.386             --
                                                       2004      1.151          1.296             --
                                                       2003      1.000          1.151             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.138          1.161             --
                                                       2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.000          1.056             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.003          1.014             --
                                                       2006      0.991          1.003             --
                                                       2005      0.999          0.991             --
                                                       2004      0.985          0.999             --
                                                       2003      1.000          0.985             --

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.485          1.507             --
                                                       2006      1.333          1.485             --
                                                       2005      1.252          1.333             --
                                                       2004      1.154          1.252             --
                                                       2003      1.000          1.154             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.548          1.475             --
                                                       2006      1.344          1.548             --
                                                       2005      1.282          1.344             --
                                                       2004      1.158          1.282             --
                                                       2003      1.000          1.158             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.622          1.970             --
                                                       2005      1.517          1.622             --
                                                       2004      1.240          1.517             --
                                                       2003      1.000          1.240             --

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.122          1.336             --
                                                       2005      1.077          1.122             --

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      1.975          2.037             --
                                                       2006      1.564          1.975             --
                                                       2005      1.310          1.564             --
                                                       2004      1.176          1.310             --
                                                       2003      1.000          1.176             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.006          1.034             --
                                                       2006      0.995          1.006             --
                                                       2005      0.999          0.995             --
                                                       2004      0.992          0.999             --
                                                       2003      1.000          0.992             --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.239          1.274             --
                                                       2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.000          1.092             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.284          1.258             --
                                                       2006      1.197          1.284             --
                                                       2005      1.188          1.197             --
                                                       2004      1.088          1.188             --
                                                       2003      1.000          1.088             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.000          1.039             --

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.223          1.223             --
                                                       2005      1.209          1.223             --
                                                       2004      1.128          1.209             --
                                                       2003      1.000          1.128             --

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.873          2.120             --
                                                       2006      1.537          1.873             --
                                                       2005      1.384          1.537             --
                                                       2004      1.205          1.384             --
                                                       2003      1.000          1.205             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.383          1.431             --
                                                       2006      1.314          1.383             --
                                                       2005      1.207          1.314             --
                                                       2004      1.115          1.207             --
                                                       2003      1.000          1.115             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.262          1.238             --
                                                       2005      1.209          1.262             --
                                                       2004      1.106          1.209             --
                                                       2003      1.000          1.106             --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.140          1.253             --
                                                       2005      1.061          1.140             --

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.372          1.507             --
                                                       2006      1.225          1.372             --
                                                       2005      1.237          1.225             --
                                                       2004      1.158          1.237             --
                                                       2003      1.000          1.158             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      1.239          1.267             --
                                                       2005      1.279          1.239             --
                                                       2004      1.118          1.279             --
                                                       2003      1.000          1.118             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.410          1.482             --
                                                       2006      1.309          1.410             --
                                                       2005      1.172          1.309             --
                                                       2004      1.161          1.172             --
                                                       2003      1.000          1.161             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.188          1.216             --
                                                       2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      1.000          1.074             --

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      0.979          0.998             --
                                                       2006      0.964          0.979             --
                                                       2005      0.966          0.964             --
                                                       2004      0.987          0.966             --
                                                       2003      1.000          0.987             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      1.088          1.102             --
                                                       2005      1.169          1.088             --
                                                       2004      1.189          1.169             --
                                                       2003      1.000          1.189             --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.291          1.330             --
                                                       2006      1.264          1.291             --
                                                       2005      1.215          1.264             --
                                                       2004      1.128          1.215             --
                                                       2003      1.000          1.128             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.090          1.115             --
                                                       2006      1.028          1.090             --
                                                       2005      1.035          1.028             --
                                                       2004      0.981          1.035             --
                                                       2003      1.000          0.981             --

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.179          1.308             --
                                                       2006      1.205          1.179             --
                                                       2005      1.198          1.205             --
                                                       2004      1.211          1.198             --
                                                       2003      1.000          1.211             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.461          1.781             --
                                                       2006      1.412          1.461             --
                                                       2005      1.303          1.412             --
                                                       2004      1.208          1.303             --
                                                       2003      1.000          1.208             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.673          3.346             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.079             --
                                                       2006      1.000          1.064             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.838          2.180             11,985
                                                       2006      1.490          1.838             12,377
                                                       2005      1.297          1.490              3,598
                                                       2004      1.068          1.297             94,811
                                                       2003      1.000          1.068                 --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.160          1.166                 --
                                                       2005      1.091          1.160             58,749
                                                       2004      1.064          1.091             85,199
                                                       2003      1.000          1.064             31,739

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.563          2.047             28,256
                                                       2006      1.337          1.563             39,716
                                                       2005      1.191          1.337             40,201
                                                       2004      1.123          1.191             35,593
                                                       2003      1.000          1.123             28,086

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      2.660          2.786                 --
                                                       2006      2.041          2.660             32,265
                                                       2005      1.623          2.041             37,960
                                                       2004      1.321          1.623             50,211
                                                       2003      1.000          1.321              8,699

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.828          1.726                 --
                                                       2006      1.642          1.828                 --
                                                       2005      1.438          1.642                 --
                                                       2004      1.240          1.438                 --
                                                       2003      1.000          1.240                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.494          1.489             50,183
                                                       2006      1.411          1.494             57,078
                                                       2005      1.318          1.411             61,297
                                                       2004      1.173          1.318             89,205
                                                       2003      1.000          1.173             18,930

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.278          1.350                 --
                                                       2006      1.193          1.278                 --
                                                       2005      1.174          1.193                 --
                                                       2004      1.127          1.174                 --
                                                       2003      1.000          1.127                 --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.140          1.175             13,270
                                                       2006      1.007          1.140             29,257
                                                       2005      1.000          1.007             54,226

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.211          1.818             32,611
                                                       2006      1.640          2.211            106,715
                                                       2005      1.498          1.640            108,941
                                                       2004      1.165          1.498            160,129
                                                       2003      1.000          1.165             24,895

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.022          1.043                 --
                                                       2006      0.996          1.022                 --
                                                       2005      1.000          0.996                 --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.340          1.477            122,954
                                                       2006      1.260          1.340            148,238
                                                       2005      1.181          1.260            106,453
                                                       2004      1.117          1.181             69,503
                                                       2003      1.000          1.117             43,222

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.113          2.263             67,048
                                                       2006      1.764          2.113             71,666
                                                       2005      1.519          1.764             84,628
                                                       2004      1.255          1.519             32,968
                                                       2003      1.000          1.255                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.411          1.401             23,303
                                                       2006      1.267          1.411             33,808
                                                       2005      1.219          1.267             37,703
                                                       2004      1.129          1.219             41,930
                                                       2003      1.000          1.129              8,395

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.334          1.480             40,104
                                                       2006      1.282          1.334             42,575
                                                       2005      1.207          1.282             44,953
                                                       2004      1.125          1.207             50,381
                                                       2003      1.000          1.125                979

  DWSI International Subaccount (Class B) (7/03).....  2007      1.902          2.137             52,204
                                                       2006      1.543          1.902             62,053
                                                       2005      1.356          1.543             59,640
                                                       2004      1.186          1.356             65,534
                                                       2003      1.000          1.186              9,693

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.213          1.270                 --
                                                       2005      1.240          1.213             63,695
                                                       2004      1.131          1.240             74,749
                                                       2003      1.000          1.131                980

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.436          1.584                 --
                                                       2005      1.290          1.436              1,989
                                                       2004      1.177          1.290              1,931
                                                       2003      1.000          1.177              1,830

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.228          1.261             12,770
                                                       2006      1.137          1.228             32,419
                                                       2005      1.113          1.137             40,371
                                                       2004      1.065          1.113             44,382
                                                       2003      1.000          1.065             21,045

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.606          1.628             86,554
                                                       2006      1.418          1.606            124,416
                                                       2005      1.315          1.418            146,995
                                                       2004      1.157          1.315             84,360
                                                       2003      1.000          1.157             43,123

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.163          1.197            128,437
                                                       2006      1.087          1.163            160,594
                                                       2005      1.059          1.087            177,563
                                                       2004      1.021          1.059             53,007

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.036          1.057            246,461
                                                       2006      1.014          1.036            261,284
                                                       2005      1.013          1.014            309,909
                                                       2004      0.990          1.013            381,073
                                                       2003      1.000          0.990            201,066

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.533          1.570            127,082
                                                       2006      1.364          1.533            193,847
                                                       2005      1.270          1.364            187,198
                                                       2004      1.160          1.270            115,984
                                                       2003      1.000          1.160             33,080

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.598          1.536            377,951
                                                       2006      1.375          1.598            439,725
                                                       2005      1.301          1.375            409,130
                                                       2004      1.164          1.301            325,736
                                                       2003      1.000          1.164            154,871

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.660          2.034            211,426
                                                       2005      1.538          1.660            219,940
                                                       2004      1.246          1.538            212,641
                                                       2003      1.000          1.246             75,127

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.133          1.361                 --
                                                       2005      1.054          1.133              3,252
                                                       2004      1.000          1.054              1,000

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.040          2.122             12,799
                                                       2006      1.600          2.040             20,333
                                                       2005      1.328          1.600             25,135
                                                       2004      1.182          1.328             18,735
                                                       2003      1.000          1.182                 --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.039          1.077            138,668
                                                       2006      1.018          1.039            169,277
                                                       2005      1.013          1.018            176,925
                                                       2004      0.997          1.013            183,439
                                                       2003      1.000          0.997            127,781

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.265          1.313             12,440
                                                       2006      1.142          1.265             12,769
                                                       2005      1.096          1.142             13,024
                                                       2004      1.033          1.096             13,315

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.326          1.311            138,280
                                                       2006      1.225          1.326            365,213
                                                       2005      1.205          1.225            372,453
                                                       2004      1.093          1.205            636,604
                                                       2003      1.000          1.093          1,510,883

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.061          1.080                 --
                                                       2005      1.042          1.061             13,816
                                                       2004      1.018          1.042             13,511

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.248          1.248                 --
                                                       2005      1.226          1.248                 --
                                                       2004      1.134          1.226             63,446
                                                       2003      1.000          1.134             20,870

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.934          2.209             68,607
                                                       2006      1.573          1.934             91,050
                                                       2005      1.403          1.573            103,087
                                                       2004      1.211          1.403             97,924
                                                       2003      1.000          1.211             70,201

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.428          1.491             54,372
                                                       2006      1.345          1.428             54,276
                                                       2005      1.224          1.345             51,788
                                                       2004      1.121          1.224             34,614
                                                       2003      1.000          1.121             25,012

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.292          1.277                 --
                                                       2005      1.226          1.292             22,096
                                                       2004      1.112          1.226                 --
                                                       2003      1.000          1.112                 --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.151          1.276                 --
                                                       2005      1.037          1.151                 --
                                                       2004      1.000          1.037              1,000

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.417          1.570             47,114
                                                       2006      1.253          1.417            142,104
                                                       2005      1.255          1.253            152,247
                                                       2004      1.164          1.255            200,685
                                                       2003      1.000          1.164             26,676

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.305                 --
                                                       2005      1.297          1.267             21,301
                                                       2004      1.124          1.297             21,665
                                                       2003      1.000          1.124              3,423

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.456          1.544                 --
                                                       2006      1.339          1.456              4,760
                                                       2005      1.188          1.339              4,613
                                                       2004      1.166          1.188              5,292
                                                       2003      1.000          1.166              5,251

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.214          1.254             13,115
                                                       2006      1.113          1.214             13,198
                                                       2005      1.077          1.113             13,310
                                                       2004      1.020          1.077             13,392

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.011          1.040         11,487,269
                                                       2006      0.987          1.011         11,538,803
                                                       2005      0.980          0.987         12,145,122
                                                       2004      0.992          0.980         11,905,182
                                                       2003      1.000          0.992         12,034,682

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.113          1.137                 --
                                                       2005      1.185          1.113             86,474
                                                       2004      1.195          1.185             93,406
                                                       2003      1.000          1.195              7,067

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.333          1.386             21,606
                                                       2006      1.293          1.333             27,060
                                                       2005      1.233          1.293             30,796
                                                       2004      1.134          1.233             26,687
                                                       2003      1.000          1.134             96,300

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.125          1.162             20,145
                                                       2006      1.052          1.125             44,001
                                                       2005      1.050          1.052             68,395
                                                       2004      0.986          1.050             75,038
                                                       2003      1.000          0.986             13,436

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.218          1.363             95,116
                                                       2006      1.233          1.218            103,347
                                                       2005      1.215          1.233            102,153
                                                       2004      1.217          1.215             62,184
                                                       2003      1.000          1.217             73,874

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.509          1.856             18,243
                                                       2006      1.445          1.509             92,984
                                                       2005      1.321          1.445             96,725
                                                       2004      1.214          1.321             89,683
                                                       2003      1.000          1.214             19,703

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.768          3.486             25,896

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.096             53,560
                                                       2006      1.000          1.071             67,803




           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.780          2.092             --
                                                       2006      1.456          1.780             --
                                                       2005      1.279          1.456             --
                                                       2004      1.063          1.279             --
                                                       2003      0.974          1.063             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.133          1.136             --
                                                       2005      1.075          1.133             --
                                                       2004      1.059          1.075             --
                                                       2003      1.010          1.059             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.514          1.965             --
                                                       2006      1.306          1.514             --
                                                       2005      1.174          1.306             --
                                                       2004      1.117          1.174             --
                                                       2003      1.069          1.117             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      2.576          2.690             --
                                                       2006      1.995          2.576             --
                                                       2005      1.600          1.995             --
                                                       2004      1.315          1.600             --
                                                       2003      1.187          1.315             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.770          1.657             --
                                                       2006      1.605          1.770             --
                                                       2005      1.418          1.605             --
                                                       2004      1.234          1.418             --
                                                       2003      1.157          1.234             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.447          1.429             --
                                                       2006      1.379          1.447             --
                                                       2005      1.299          1.379             --
                                                       2004      1.167          1.299             --
                                                       2003      1.045          1.167             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.238          1.296             --
                                                       2006      1.166          1.238             --
                                                       2005      1.158          1.166             --
                                                       2004      1.121          1.158             --
                                                       2003      1.100          1.121             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.127          1.151             --
                                                       2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.141          1.745             --
                                                       2006      1.602          2.141             --
                                                       2005      1.477          1.602             --
                                                       2004      1.160          1.477             --
                                                       2003      1.013          1.160             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.009          1.020             --
                                                       2006      0.992          1.009             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.298          1.418             --
                                                       2006      1.231          1.298             --
                                                       2005      1.164          1.231             --
                                                       2004      1.111          1.164             --
                                                       2003      1.014          1.111             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.047          2.172             --
                                                       2006      1.723          2.047             --
                                                       2005      1.498          1.723             --
                                                       2004      1.249          1.498             --
                                                       2003      1.023          1.249             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.367          1.345             --
                                                       2006      1.238          1.367             --
                                                       2005      1.202          1.238             --
                                                       2004      1.123          1.202             --
                                                       2003      1.017          1.123             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.292          1.420             --
                                                       2006      1.253          1.292             --
                                                       2005      1.190          1.253             --
                                                       2004      1.119          1.190             --
                                                       2003      1.016          1.119             --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.843          2.051             --
                                                       2006      1.507          1.843             --
                                                       2005      1.337          1.507             --
                                                       2004      1.180          1.337             --
                                                       2003      0.988          1.180             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.186          1.234             --
                                                       2005      1.223          1.186             --
                                                       2004      1.125          1.223             --
                                                       2003      1.025          1.125             --

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.403          1.535             --
                                                       2005      1.272          1.403             --
                                                       2004      1.171          1.272             --
                                                       2003      1.070          1.171             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.189          1.210             --
                                                       2006      1.111          1.189             --
                                                       2005      1.098          1.111             --
                                                       2004      1.059          1.098             --
                                                       2003      0.997          1.059             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.555          1.563             --
                                                       2006      1.386          1.555             --
                                                       2005      1.296          1.386             --
                                                       2004      1.151          1.296             --
                                                       2003      1.014          1.151             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.138          1.161             --
                                                       2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.019          1.056             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.003          1.014             --
                                                       2006      0.991          1.003             --
                                                       2005      0.999          0.991             --
                                                       2004      0.985          0.999             --
                                                       2003      0.993          0.985             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.485          1.507             --
                                                       2006      1.333          1.485             --
                                                       2005      1.252          1.333             --
                                                       2004      1.154          1.252             --
                                                       2003      1.004          1.154             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.548          1.475             --
                                                       2006      1.344          1.548             --
                                                       2005      1.282          1.344             --
                                                       2004      1.158          1.282             --
                                                       2003      1.031          1.158             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.622          1.970             --
                                                       2005      1.517          1.622             --
                                                       2004      1.240          1.517             --
                                                       2003      1.038          1.240             --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.122          1.336             --
                                                       2005      1.053          1.122             --
                                                       2004      1.000          1.053             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.975          2.037             --
                                                       2006      1.564          1.975             --
                                                       2005      1.310          1.564             --
                                                       2004      1.176          1.310             --
                                                       2003      1.030          1.176             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.006          1.034             --
                                                       2006      0.995          1.006             --
                                                       2005      0.999          0.995             --
                                                       2004      0.992          0.999             --
                                                       2003      0.997          0.992             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.239          1.274             --
                                                       2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.031          1.092             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.284          1.258             --
                                                       2006      1.197          1.284             --
                                                       2005      1.188          1.197             --
                                                       2004      1.088          1.188             --
                                                       2003      1.010          1.088             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.016          1.039             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.223          1.223             --
                                                       2005      1.209          1.223             --
                                                       2004      1.128          1.209             --
                                                       2003      1.059          1.128             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.873          2.120             --
                                                       2006      1.537          1.873             --
                                                       2005      1.384          1.537             --
                                                       2004      1.205          1.384             --
                                                       2003      0.994          1.205             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.383          1.431             --
                                                       2006      1.314          1.383             --
                                                       2005      1.207          1.314             --
                                                       2004      1.115          1.207             --
                                                       2003      1.001          1.115             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.262          1.238             --
                                                       2005      1.209          1.262             --
                                                       2004      1.106          1.209             --
                                                       2003      1.058          1.106             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.140          1.253             --
                                                       2005      1.036          1.140             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.372          1.507             --
                                                       2006      1.225          1.372             --
                                                       2005      1.237          1.225             --
                                                       2004      1.158          1.237             --
                                                       2003      1.013          1.158             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.239          1.267             --
                                                       2005      1.279          1.239             --
                                                       2004      1.118          1.279             --
                                                       2003      1.024          1.118             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.410          1.482             --
                                                       2006      1.309          1.410             --
                                                       2005      1.172          1.309             --
                                                       2004      1.161          1.172             --
                                                       2003      1.033          1.161             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.188          1.216             --
                                                       2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      1.019          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.979          0.998             --
                                                       2006      0.964          0.979             --
                                                       2005      0.966          0.964             --
                                                       2004      0.987          0.966             --
                                                       2003      0.997          0.987             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.088          1.102             --
                                                       2005      1.169          1.088             --
                                                       2004      1.189          1.169             --
                                                       2003      1.008          1.189             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.291          1.330             --
                                                       2006      1.264          1.291             --
                                                       2005      1.215          1.264             --
                                                       2004      1.128          1.215             --
                                                       2003      1.015          1.128             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.090          1.115             --
                                                       2006      1.028          1.090             --
                                                       2005      1.035          1.028             --
                                                       2004      0.981          1.035             --
                                                       2003      0.984          0.981             --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.179          1.308             --
                                                       2006      1.205          1.179             --
                                                       2005      1.198          1.205             --
                                                       2004      1.211          1.198             --
                                                       2003      1.007          1.211             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.461          1.781             --
                                                       2006      1.412          1.461             --
                                                       2005      1.303          1.412             --
                                                       2004      1.208          1.303             --
                                                       2003      1.026          1.208             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.673          3.346             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.079             --
                                                       2006      1.000          1.064             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALGER VARIABLE INSURANCE FUNDS                 THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap              Alger American Capital Appreciation -- Class
     Portfolio -- Class S                           S


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class E            MFS(R) Value Portfolio -- Class E


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS                  MET INVESTORS SERIES TRUST
  Mid Cap Stock Portfolio -- Service Shares    Lazard Mid Cap Portfolio -- Class B
DWS INVESTMENTS VIT FUNDS                      METROPOLITAN SERIES FUND, INC.
  DWS Equity 500 Index VIP -- Class B2         MetLife Stock Index Portfolio -- Class B
DWS VARIABLE SERIES I                          METROPOLITAN SERIES FUND, INC.
  DWS Bond VIP -- Class B                      BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS Growth & Income VIP -- Class B           Lord Abbett Growth and Income
                                                    Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS International VIP -- Class B             MFS(R) Research International
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Balanced VIP -- Class B                  BlackRock Diversified Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Blue Chip VIP -- Class B                 FI Value Leaders Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Core Fixed Income VIP -- Class B         BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Davis Venture Value VIP -- Class B       Davis Venture Value Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Dreman High Return Equity VIP -- Class   BlackRock Large Cap Value Portfolio -- Class
     B                                              B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS High Income VIP -- Class B               BlackRock High Yield Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS International Select Equity              MFS(R) Research International
     VIP -- Class B                                 Portfolio -- Class B

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Janus Growth & Income VIP -- Class B     T. Rowe Price Large Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST*
  DWS Large Cap Value VIP -- Class B           MFS(R) Value Portfolio -- Class E*
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Mid Cap Growth VIP -- Class B            T. Rowe Price Mid Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Money Market VIP -- Class B              BlackRock Money Market Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Small Cap Growth VIP -- Class B          T. Rowe Price Small Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Strategic Income VIP -- Class B          Pioneer Strategic Income Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Turner Mid Cap Growth VIP -- Class B     Turner Mid Cap Growth Portfolio -- Class B


* Note that this new underlying fund is subject to a merger as described above.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

            SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                 APRIL 28, 2008

This prospectus describes SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           Lord Abbett Growth and Income
  AIM V.I. Utilities Fund                             Portfolio -- Class B
CREDIT SUISSE TRUST                                MFS(R) Emerging Markets Equity
  Global Small Cap Portfolio                          Portfolio -- Class A
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     MFS(R) Research International
  --                                                  Portfolio -- Class B
  SERVICE SHARES                                   Pioneer Strategic Income Portfolio -- Class
  Dreyfus Socially Responsible Growth Fund,           E
     Inc.                                          T. Rowe Price Mid Cap Growth
DWS VARIABLE SERIES I -- CLASS B                      Portfolio -- Class B
  DWS Capital Growth VIP                           Turner Mid Cap Growth Portfolio -- Class B
  DWS Global Opportunities VIP                   METROPOLITAN SERIES FUND, INC.
  DWS Health Care VIP                              BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II -- CLASS B                  BlackRock Diversified Portfolio -- Class B
  DWS Conservative Allocation VIP                  BlackRock Large Cap Value
  DWS Dreman Small Mid Cap Value VIP                  Portfolio -- Class B
  DWS Global Thematic VIP                          BlackRock Money Market Portfolio -- Class B
  DWS Government & Agency Securities VIP           Davis Venture Value Portfolio -- Class B
  DWS Growth Allocation VIP                        FI Value Leaders Portfolio -- Class B
  DWS Moderate Allocation VIP                      MetLife Stock Index Portfolio -- Class B
  DWS Technology VIP                               MFS(R) Total Return Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MFS(R) Value Portfolio -- Class E
  BlackRock High Yield Portfolio -- Class B        T. Rowe Price Large Cap Growth
  Lazard Mid Cap Portfolio -- Class B                 Portfolio -- Class B
                                                   T. Rowe Price Small Cap Growth
                                                      Portfolio -- Class B
                                                 THE ALGER AMERICAN FUND -- CLASS S
                                                   Alger American Capital Appreciation


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-376-0389 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     8
CONDENSED FINANCIAL INFORMATION.........................................    11
THE ANNUITY CONTRACT....................................................    11
Contract Owner Inquiries................................................    12
Purchase Payments.......................................................    12
Accumulation Units......................................................    13
The Variable Funding Options............................................    13
CHARGES AND DEDUCTIONS..................................................    17
General.................................................................    17
Transfer Charge.........................................................    18
Administrative Charges..................................................    18
Mortality and Expense Risk Charge.......................................    18
Enhanced Stepped-Up Provision Charge....................................    18
Guaranteed Minimum Withdrawal Benefit Charge............................    18
Variable Funding Option Expenses........................................    19
Premium Tax.............................................................    19
Changes in Taxes Based upon Premium or Value............................    19
TRANSFERS...............................................................    19
Market Timing/Excessive Trading.........................................    19
Dollar Cost Averaging...................................................    21
ACCESS TO YOUR MONEY....................................................    21
Systematic Withdrawals..................................................    22
OWNERSHIP PROVISIONS....................................................    22
Types of Ownership......................................................    22
Contract Owner..........................................................    22
Beneficiary.............................................................    23
Annuitant...............................................................    23
DEATH BENEFIT...........................................................    23
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    28
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    28
Death Proceeds after the Maturity Date..................................    29
LIVING BENEFITS.........................................................    29
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Guaranteed Income
  Solution")............................................................    29
THE ANNUITY PERIOD......................................................    34
Maturity Date...........................................................    34
Allocation of Annuity...................................................    35
Variable Annuity........................................................    35
Fixed Annuity...........................................................    35
PAYMENTS OPTIONS........................................................    36
Election of Options.....................................................    36
Annuity Options.........................................................    36
Variable Liquidity Benefit..............................................    37
MISCELLANEOUS CONTRACT PROVISIONS.......................................    37
Right to Return.........................................................    37
Termination.............................................................    37
Required Reports........................................................    37
Suspension of Payments..................................................    37
THE SEPARATE ACCOUNTS...................................................    38
Performance Information.................................................    38
FEDERAL TAX CONSIDERATIONS..............................................    39
General Taxation of Annuities...........................................    39
Types of Contracts: Qualified and Non-qualified.........................    40
Qualified Annuity Contracts.............................................    40
Taxation of Qualified Annuity Contracts.................................    40
Mandatory Distributions for Qualified Plans.............................    40
Individual Retirement Annuities.........................................    41
Roth IRAs...............................................................    42
TSAs (ERISA and Non-ERISA)..............................................    42
Non-qualified Annuity Contracts.........................................    44
Diversification Requirements for Variable Annuities.....................    45
Ownership of the Investments............................................    45
Taxation of Death Benefit Proceeds......................................    45
Other Tax Considerations................................................    46
Treatment of Charges for Optional Benefits..............................    46
Guaranteed Minimum Withdrawal Benefits..................................    46
Puerto Rico Tax Considerations..........................................    46
Non-Resident Aliens.....................................................    46
Tax Credits and Deductions..............................................    47
OTHER INFORMATION.......................................................    47
The Insurance Company...................................................    47
Financial Statements....................................................    47
Distribution of Variable Annuity Contracts..............................    47
Conformity with State and Federal Laws..................................    49
Voting Rights...........................................................    49
Restrictions on Financial Transactions..................................    49
Legal Proceedings.......................................................    49
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE INSURANCE
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE LIFE AND ANNUITY
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                  SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.65% for the Standard Death Benefit, and 1.85% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.65% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge*.....................           1.65%                     1.85%
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.80%                     2.00%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           2.00%                     2.20%
Optional GMWB I Charge (maximum upon reset)............           1.00%(3)                  1.00%(3)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(3)                  1.00%(3)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           2.05%                     2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.25%                     2.45%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.63% for the Subaccount investing in the MetLife Stock Index Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.34% for the Subaccount investing in the T. Rowe Price Mid Cap Growth Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.08% for the Subaccount investing in the FI Value Leaders Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.24% for the Subaccount investing in the Pioneer Strategic Income Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the BlackRock High Yield Portfolio, and the amount, if any, equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio.
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(3) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-376-0389.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.54%      1.68%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Utilities Fund........    0.60%         --       0.34%           --          0.94%        0.01%         0.93%(1)
CREDIT SUISSE TRUST
  Global Small Cap Portfolio.....    1.25%         --       0.33%           --          1.58%          --          1.58%
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
  Dreyfus Socially Responsible
     Growth Fund, Inc. ..........    0.75%       0.25%      0.07%           --          1.07%          --          1.07%
DWS VARIABLE SERIES I -- CLASS B
  DWS Capital Growth VIP.........    0.37%       0.25%      0.13%           --          0.75%          --          0.75%(2)
  DWS Global Opportunities VIP...    0.89%       0.25%      0.21%           --          1.35%          --          1.35%(2)
  DWS Health Care VIP............    0.67%       0.25%      0.23%           --          1.15%          --          1.15%(2)
DWS VARIABLE SERIES II -- CLASS B
  DWS Conservative Allocation
     VIP.........................    0.07%       0.25%      0.37%         0.64%         1.33%          --          1.33%(3,4)
  DWS Dreman Small Mid Cap Value
     VIP.........................    0.64%       0.25%      0.28%           --          1.17%          --          1.17%(4)
  DWS Global Thematic VIP........    0.92%       0.25%      0.50%         0.01%         1.68%        0.22%         1.46%(4,5)
  DWS Government & Agency
     Securities VIP..............    0.45%       0.25%      0.34%           --          1.04%          --          1.04%(4)
  DWS Growth Allocation VIP......    0.07%       0.25%      0.27%         0.73%         1.32%          --          1.32%(3,4)
  DWS Moderate Allocation VIP....    0.07%       0.25%      0.27%         0.71%         1.30%          --          1.30%(3,4)
  DWS Technology VIP.............    0.65%       0.25%      0.37%           --          1.29%          --          1.29%(4)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class B........    0.60%       0.25%      0.13%           --          0.98%          --          0.98%(6)
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --          1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --          0.77%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A........    1.00%         --       0.25%           --          1.25%          --          1.25%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Pioneer Strategic Income
     Portfolio -- Class E........    0.60%       0.15%      0.09%           --          0.84%          --          0.84%(7)
  T. Rowe Price Mid Cap Growth
     Portfolio -- Class B........    0.75%       0.25%      0.05%           --          1.05%          --          1.05%
  Turner Mid Cap Growth
     Portfolio -- Class B........    0.77%       0.25%      0.06%           --          1.08%          --          1.08%
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income
     Portfolio -- Class B........    0.38%       0.25%      0.06%           --          0.69%        0.01%         0.68%(8)
  BlackRock Diversified
     Portfolio -- Class B........    0.44%       0.25%      0.06%           --          0.75%          --          0.75%
  BlackRock Large Cap Value
     Portfolio -- Class B........    0.68%       0.25%      0.06%           --          0.99%          --          0.99%
  BlackRock Money Market
     Portfolio -- Class B........    0.33%       0.25%      0.07%           --          0.65%        0.01%         0.64%(9)
  Davis Venture Value
     Portfolio -- Class B........    0.69%       0.25%      0.04%           --          0.98%          --          0.98%
  FI Value Leaders
     Portfolio -- Class B........    0.64%       0.25%      0.07%           --          0.96%          --          0.96%
  MetLife Stock Index
     Portfolio -- Class B........    0.25%       0.25%      0.04%           --          0.54%        0.01%         0.53%(10)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --          0.83%
  MFS(R) Value Portfolio -- Class
     E...........................    0.72%       0.15%      0.05%           --          0.92%        0.07%         0.85%(11)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --          0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --          0.84%
THE ALGER AMERICAN FUND -- CLASS
  S
  Alger American Capital
     Appreciation................    0.81%       0.25%      0.16%           --          1.22%        0.04%         1.18%(12)


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.93% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2) Other Expenses are based on estimated amounts for the current fiscal year. Actual expenses may be different.
(3) The Portfolio is a "fund of funds" that invests substantially all of its assets in other DWS portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
(4) Portfolio operating expenses have been restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008 and include a 0.10% administrative service fee paid to the advisor.
(5) Through April 30, 2009, the advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio so that total annual operating expenses of the portfolio will not exceed 1.45%, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and indirect expenses of underlying DWS portfolios.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.

(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(12) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive .035% of its Advisory Fees.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $495       $1,483      $2,471      $4,938       $495       $1,483      $2,471      $4,983
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $382       $1,154      $1,940      $3,966       $382       $1,154      $1,940      $3,966


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Scudder Advocate Advisor-ST1 Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-376-0389.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of an agreement with DWS Investments ("DWS") relating to the offering under the Contract of certain Underlying Funds advised by DWS affiliates. That agreement, which was terminated on December 30, 2005, provided that we would not remove or replace as Variable Funding Options, for three years following the agreement's termination (i.e., through December 30, 2008), any of the portfolios of DWS Investments VIT Funds, DWS Variable Series I or DWS Variable Series II without the prior consent of DWS.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-376-0389 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Utilities Fund            The fund's investment objectives   Invesco Aim Advisors, Inc.
                                   are capital growth and income.     Subadvisers: Invesco Trimark
                                   The fund seeks to meet its         Investment Management Inc.;
                                   objective by investing, normally,  Invesco Global Asset Management
                                   at least 80% of its net assets,    (N.A.), Inc.; Invesco
                                   plus the amount of borrowings for  Institutional (N.A.), Inc.;
                                   investment purposes, in the        Invesco Senior Secured
                                   equity securities of issuers       Management, Inc.; Invesco Hong
                                   engaged primarily in utilities-    Kong Limited; Invesco Asset
                                   related industries.                Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland, GmbH; and Invesco
                                                                      Australia Limited
CREDIT SUISSE TRUST
Global Small Cap Portfolio         Seeks long-term growth of          Credit Suisse Asset Management,
                                   capital.                           LLC
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
Dreyfus Socially Responsible       The fund seeks to provide capital  The Dreyfus Corporation
  Growth Fund, Inc.                growth, with current income as a   Subadviser: Mellon Capital
                                   secondary goal.                    Management LLC
DWS VARIABLE SERIES I -- CLASS B
DWS Capital Growth VIP             Seeks to provide long-term growth  Deutsche Investment Management
                                   of capital.                        Americas Inc.
DWS Global Opportunities VIP       Seeks above-average capital        Deutsche Investment Management
                                   appreciation over the long-term.   Americas Inc.
DWS Health Care VIP                Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS VARIABLE SERIES II -- CLASS B
DWS Conservative Allocation VIP    Seeks a balance of current income  Deutsche Investment Management
                                   and long-term growth of capital    Americas Inc.
                                   with an emphasis on current
                                   income.
DWS Dreman Small Mid Cap Value     Seeks long-term capital            Deutsche Investment Management
  VIP                              appreciation.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management, L.L.C.
DWS Global Thematic VIP            Seeks long-term capital growth.    Deutsche Investment Management
                                                                      Americas Inc.
DWS Government & Agency            Seeks high current income          Deutsche Investment Management
  Securities VIP                   consistent with preservation of    Americas Inc.
                                   capital.
DWS Growth Allocation VIP          Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS Moderate Allocation VIP        Seeks a balance of long-term       Deutsche Investment Management
                                   growth of capital and current      Americas Inc.
                                   income with an emphasis on growth
                                   of capital.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
DWS Technology VIP                 Seeks growth of capital.           Deutsche Investment Management
                                                                      Americas Inc.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class B             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class E             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
T. Rowe Price Mid Cap Growth       Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class B             capital.                           Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Turner Mid Cap Growth              Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Tuner Investment
                                                                      Partners, Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class B             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class B             attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Large Cap Value          Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class B             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Value Portfolio -- Class E  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
THE ALGER AMERICAN FUND -- CLASS
  S
Alger American Capital             Seeks long-term capital            Fred Alger Management, Inc.
  Appreciation                     appreciation.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.65% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.85% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Credit Suisse Global Small Cap Portfolio, DWS Global Opportunities VIP, DWS Dreman Small Mid Cap Value VIP, BlackRock High Yield Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, and T. Rowe

Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before the Maturity Date and before age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80th birthday, plus any additional Purchase Payments, minus any partial surrender reductions (as described below) which occur after the Annuitant's 80th birthday

---------
* If you have elected a GMWB Rider (Guaranteed Income Solution) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Guaranteed Income Solution).

ADJUSTED PURCHASE PAYMENT: The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

STEP UP VALUE: The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE: On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus
(c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the roll-up death benefit value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 X (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 X (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. This provision must be elected at time of application.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the initial Contract Value. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     Unless the beneficiary         Yes
IS THE ANNUITANT)             if none, to the surviving      elects to continue the
                              joint owner.                   Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     Unless the spouse elects to    Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     Unless the spouse elects to    Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE                                    The beneficiary (ies), or if   Unless the
CONTRACT OWNER)                                              none, to the Contract Owner.   beneficiary elects
                                                                                            to continue the
                                                                                            Contract rather
                                                                                            than receive a
                                                                                            lump sum
                                                                                            distribution.
Yes
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                          Guaranteed Income         Guaranteed Income         Guaranteed Income
                                          Solution                  Solution               Solution Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state.
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.


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

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.


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LOANS. If your TSA Contract permits loans, such loans will be made only from any
Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn

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

earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.


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

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g.

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

commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.


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CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.


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                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.832          2.170               --
                                                       2006      1.486          1.832               --
                                                       2005      1.295          1.486               --
                                                       2004      1.067          1.295               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.157          1.163               --
                                                       2005      1.089          1.157            3,827
                                                       2004      1.063          1.089            3,832
                                                       2003      1.000          1.063               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.558          2.038               --
                                                       2006      1.333          1.558               --
                                                       2005      1.189          1.333               --
                                                       2004      1.122          1.189               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      2.650          2.775               --
                                                       2006      2.036          2.650               --
                                                       2005      1.620          2.036               --
                                                       2004      1.321          1.620               --
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.822          1.718               --
                                                       2006      1.638          1.822               --
                                                       2005      1.436          1.638               --
                                                       2004      1.239          1.436               --
                                                       2003      1.000          1.239               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.489          1.482               --
                                                       2006      1.408          1.489               --
                                                       2005      1.316          1.408               --
                                                       2004      1.173          1.316               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.273          1.344               --
                                                       2006      1.190          1.273               --
                                                       2005      1.172          1.190               --
                                                       2004      1.126          1.172               --
                                                       2003      1.000          1.126               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.139          1.173               --
                                                       2006      1.006          1.139               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.203          1.810               --
                                                       2006      1.635          2.203               --
                                                       2005      1.496          1.635               --
                                                       2004      1.165          1.496               --
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.021          1.040               --
                                                       2006      0.996          1.021               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.335          1.471               --
                                                       2006      1.257          1.335               --
                                                       2005      1.179          1.257               --
                                                       2004      1.116          1.179               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      2.106          2.252            6,555
                                                       2006      1.759          2.106            6,559
                                                       2005      1.517          1.759            6,563
                                                       2004      1.254          1.517            3,123
                                                       2003      1.000          1.254               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.406          1.395               --
                                                       2006      1.264          1.406               --
                                                       2005      1.217          1.264               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.329          1.473               --
                                                       2006      1.279          1.329               --
                                                       2005      1.205          1.279               --
                                                       2004      1.124          1.205               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.896          2.127               --
                                                       2006      1.539          1.896               --
                                                       2005      1.354          1.539               --
                                                       2004      1.186          1.354               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      1.210          1.266               --
                                                       2005      1.238          1.210            3,530
                                                       2004      1.130          1.238            3,534
                                                       2003      1.000          1.130               --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.432          1.578               --
                                                       2005      1.288          1.432               --
                                                       2004      1.176          1.288               --
                                                       2003      1.000          1.176               --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.224          1.255               --
                                                       2006      1.134          1.224               --
                                                       2005      1.112          1.134               --
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.600          1.621               --
                                                       2006      1.414          1.600               --
                                                       2005      1.313          1.414               --
                                                       2004      1.157          1.313               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.160          1.193               --
                                                       2006      1.086          1.160               --
                                                       2005      1.059          1.086               --
                                                       2004      1.000          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.032          1.052               --
                                                       2006      1.012          1.032               --
                                                       2005      1.011          1.012               --
                                                       2004      0.989          1.011               --
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.528          1.563            3,373
                                                       2006      1.361          1.528            3,376
                                                       2005      1.268          1.361            3,381
                                                       2004      1.159          1.268            3,385
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.592          1.529           31,504
                                                       2006      1.371          1.592           31,507
                                                       2005      1.299          1.371           28,506
                                                       2004      1.164          1.299               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.656          2.027               --
                                                       2005      1.536          1.656               --
                                                       2004      1.246          1.536               --
                                                       2003      1.000          1.246               --

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.132          1.358               --
                                                       2005      1.054          1.132               --

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      2.032          2.113               --
                                                       2006      1.596          2.032               --
                                                       2005      1.326          1.596               --
                                                       2004      1.181          1.326               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.035          1.072               --
                                                       2006      1.016          1.035               --
                                                       2005      1.011          1.016               --
                                                       2004      0.996          1.011               --
                                                       2003      1.000          0.996               --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.262          1.309               --
                                                       2006      1.141          1.262               --
                                                       2005      1.096          1.141               --
                                                       2004      1.000          1.096               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.321          1.305               --
                                                       2006      1.222          1.321               --
                                                       2005      1.203          1.222               --
                                                       2004      1.093          1.203               --
                                                       2003      1.000          1.093               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.060          1.078               --
                                                       2005      1.042          1.060               --
                                                       2004      1.000          1.042               --

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.245          1.245               --
                                                       2005      1.224          1.245               --
                                                       2004      1.133          1.224               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.927          2.199            3,824
                                                       2006      1.569          1.927            3,824
                                                       2005      1.401          1.569            3,824
                                                       2004      1.211          1.401               --
                                                       2003      1.000          1.211               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.423          1.484            4,446
                                                       2006      1.341          1.423            4,446
                                                       2005      1.223          1.341            4,446
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.288          1.273               --
                                                       2005      1.225          1.288               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.150          1.274               --
                                                       2005      1.037          1.150               --

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.412          1.563            3,412
                                                       2006      1.250          1.412            3,416
                                                       2005      1.253          1.250            3,420
                                                       2004      1.163          1.253            3,425
                                                       2003      1.000          1.163               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      1.264          1.300               --
                                                       2005      1.295          1.264               --
                                                       2004      1.123          1.295               --
                                                       2003      1.000          1.123               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.451          1.537               --
                                                       2006      1.336          1.451               --
                                                       2005      1.186          1.336               --
                                                       2004      1.166          1.186               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.211          1.249               --
                                                       2006      1.111          1.211               --
                                                       2005      1.077          1.111               --
                                                       2004      1.000          1.077               --

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      1.008          1.036               --
                                                       2006      0.984          1.008               --
                                                       2005      0.978          0.984               --
                                                       2004      0.991          0.978               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      1.110          1.133               --
                                                       2005      1.184          1.110               --
                                                       2004      1.195          1.184               --
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.328          1.380               --
                                                       2006      1.290          1.328               --
                                                       2005      1.231          1.290               --
                                                       2004      1.134          1.231               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.121          1.157               --
                                                       2006      1.049          1.121               --
                                                       2005      1.048          1.049               --
                                                       2004      0.986          1.048               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.213          1.356               --
                                                       2006      1.230          1.213               --
                                                       2005      1.213          1.230               --
                                                       2004      1.217          1.213               --
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.503          1.848               --
                                                       2006      1.441          1.503               --
                                                       2005      1.319          1.441               --
                                                       2004      1.214          1.319               --
                                                       2003      1.000          1.214               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.757          3.470               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.070          1.094            4,427
                                                       2006      1.000          1.070            4,432




         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.352          1.588             --
                                                       2006      1.107          1.352             --
                                                       2005      1.000          1.107             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.070          1.072             --
                                                       2005      1.000          1.070             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.316          1.705             --
                                                       2006      1.136          1.316             --
                                                       2005      1.000          1.136             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      1.566          1.634             --
                                                       2006      1.214          1.566             --
                                                       2005      1.000          1.214             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.232          1.152             --
                                                       2006      1.118          1.232             --
                                                       2005      1.000          1.118             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.119          1.104             --
                                                       2006      1.068          1.119             --
                                                       2005      1.000          1.068             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.083          1.133             --
                                                       2006      1.021          1.083             --
                                                       2005      1.000          1.021             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.126          1.149             --
                                                       2006      1.004          1.126             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.509          1.228             --
                                                       2006      1.130          1.509             --
                                                       2005      1.000          1.130             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.007          1.017             --
                                                       2006      0.992          1.007             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.120          1.222             --
                                                       2006      1.063          1.120             --
                                                       2005      1.000          1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      1.340          1.421             --
                                                       2006      1.130          1.340             --
                                                       2005      1.000          1.130             --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.139          1.119             --
                                                       2006      1.033          1.139             --
                                                       2005      1.000          1.033             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.107          1.216             --
                                                       2006      1.075          1.107             --
                                                       2005      1.000          1.075             --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.379          1.533             --
                                                       2006      1.129          1.379             --
                                                       2005      1.000          1.129             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      0.985          1.023             --
                                                       2005      1.000          0.985             --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.111          1.214             --
                                                       2005      1.000          1.111             --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.080          1.098             --
                                                       2006      1.011          1.080             --
                                                       2005      1.000          1.011             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.200          1.205             --
                                                       2006      1.070          1.200             --
                                                       2005      1.000          1.070             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.074          1.094             --
                                                       2006      1.014          1.074             --
                                                       2005      1.000          1.014             --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      0.994          1.003             --
                                                       2006      0.983          0.994             --
                                                       2005      1.000          0.983             --

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.171          1.187             --
                                                       2006      1.052          1.171             --
                                                       2005      1.000          1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.190          1.133             --
                                                       2006      1.035          1.190             --
                                                       2005      1.000          1.035             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.073          1.302             --
                                                       2005      1.000          1.073             --

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.058          1.259             --
                                                       2005      1.017          1.058             --

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      1.489          1.533             --
                                                       2006      1.179          1.489             --
                                                       2005      1.000          1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.001          1.028             --
                                                       2006      0.991          1.001             --
                                                       2005      1.000          0.991             --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.135          1.166             --
                                                       2006      1.035          1.135             --
                                                       2005      1.000          1.035             --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.067          1.044             --
                                                       2006      0.995          1.067             --
                                                       2005      1.000          0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.004          1.015             --
                                                       2005      1.000          1.004             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.017          1.017             --
                                                       2005      1.000          1.017             --

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.360          1.538             --
                                                       2006      1.117          1.360             --
                                                       2005      1.000          1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.149          1.188             --
                                                       2006      1.093          1.149             --
                                                       2005      1.000          1.093             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.066          1.044             --
                                                       2005      1.000          1.066             --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.092          1.200             --
                                                       2005      1.018          1.092             --

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.100          1.208             --
                                                       2006      0.983          1.100             --
                                                       2005      1.000          0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      0.993          1.015             --
                                                       2005      1.000          0.993             --

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.192          1.252             --
                                                       2006      1.107          1.192             --
                                                       2005      1.000          1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.105          1.130             --
                                                       2006      1.023          1.105             --
                                                       2005      1.000          1.023             --

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      1.013          1.032             --
                                                       2006      0.998          1.013             --
                                                       2005      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      0.978          0.990             --
                                                       2005      1.000          0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.057          1.088             --
                                                       2006      1.036          1.057             --
                                                       2005      1.000          1.036             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.042          1.065             --
                                                       2006      0.984          1.042             --
                                                       2005      1.000          0.984             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.025          1.136             --
                                                       2006      1.049          1.025             --
                                                       2005      1.000          1.049             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.123          1.368             --
                                                       2006      1.087          1.123             --
                                                       2005      1.000          1.087             --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.624          2.031             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.063          1.078             --
                                                       2006      1.000          1.063             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.832          2.170               --
                                                       2006      1.486          1.832               --
                                                       2005      1.295          1.486               --
                                                       2004      1.067          1.295               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.157          1.163               --
                                                       2005      1.089          1.157               --
                                                       2004      1.063          1.089               --
                                                       2003      1.000          1.063               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.558          2.038               --
                                                       2006      1.333          1.558               --
                                                       2005      1.189          1.333               --
                                                       2004      1.122          1.189               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      2.650          2.775               --
                                                       2006      2.036          2.650               --
                                                       2005      1.620          2.036               --
                                                       2004      1.321          1.620               --
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.822          1.718               --
                                                       2006      1.638          1.822               --
                                                       2005      1.436          1.638               --
                                                       2004      1.239          1.436               --
                                                       2003      1.000          1.239               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.489          1.482               --
                                                       2006      1.408          1.489               --
                                                       2005      1.316          1.408               --
                                                       2004      1.173          1.316               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.273          1.344               --
                                                       2006      1.190          1.273               --
                                                       2005      1.172          1.190               --
                                                       2004      1.126          1.172               --
                                                       2003      1.000          1.126               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.139          1.173               --
                                                       2006      1.006          1.139               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.203          1.810            5,781
                                                       2006      1.635          2.203           12,413
                                                       2005      1.496          1.635           13,472
                                                       2004      1.165          1.496           14,206
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.021          1.040               --
                                                       2006      0.996          1.021               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.335          1.471               --
                                                       2006      1.257          1.335            6,126
                                                       2005      1.179          1.257               --
                                                       2004      1.116          1.179               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.106          2.252               --
                                                       2006      1.759          2.106               --
                                                       2005      1.517          1.759               --
                                                       2004      1.254          1.517               --
                                                       2003      1.000          1.254               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.406          1.395               --
                                                       2006      1.264          1.406               --
                                                       2005      1.217          1.264               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.329          1.473               --
                                                       2006      1.279          1.329               --
                                                       2005      1.205          1.279               --
                                                       2004      1.124          1.205               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.896          2.127               --
                                                       2006      1.539          1.896               --
                                                       2005      1.354          1.539               --
                                                       2004      1.186          1.354               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.210          1.266               --
                                                       2005      1.238          1.210            7,955
                                                       2004      1.130          1.238            8,519
                                                       2003      1.000          1.130               --

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.432          1.578               --
                                                       2005      1.288          1.432            3,935
                                                       2004      1.176          1.288            4,074
                                                       2003      1.000          1.176               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.224          1.255               --
                                                       2006      1.134          1.224               --
                                                       2005      1.112          1.134               --
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.600          1.621               --
                                                       2006      1.414          1.600               --
                                                       2005      1.313          1.414               --
                                                       2004      1.157          1.313               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.160          1.193               --
                                                       2006      1.086          1.160               --
                                                       2005      1.059          1.086               --
                                                       2004      1.021          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.032          1.052           14,653
                                                       2006      1.012          1.032           23,110
                                                       2005      1.011          1.012           25,497
                                                       2004      0.989          1.011           27,046
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.528          1.563               --
                                                       2006      1.361          1.528               --
                                                       2005      1.268          1.361               --
                                                       2004      1.159          1.268               --
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.592          1.529           16,685
                                                       2006      1.371          1.592           25,378
                                                       2005      1.299          1.371               --
                                                       2004      1.164          1.299               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.656          2.027               --
                                                       2005      1.536          1.656               --
                                                       2004      1.246          1.536               --
                                                       2003      1.000          1.246               --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.132          1.358               --
                                                       2005      1.054          1.132               --
                                                       2004      1.000          1.054               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.032          2.113               --
                                                       2006      1.596          2.032               --
                                                       2005      1.326          1.596               --
                                                       2004      1.181          1.326               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.035          1.072               --
                                                       2006      1.016          1.035               --
                                                       2005      1.011          1.016               --
                                                       2004      0.996          1.011               --
                                                       2003      1.000          0.996               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.262          1.309               --
                                                       2006      1.141          1.262               --
                                                       2005      1.096          1.141               --
                                                       2004      1.033          1.096               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.321          1.305           10,046
                                                       2006      1.222          1.321           19,339
                                                       2005      1.203          1.222           21,104
                                                       2004      1.093          1.203           22,294
                                                       2003      1.000          1.093               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.060          1.078               --
                                                       2005      1.042          1.060               --
                                                       2004      1.018          1.042               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.245          1.245               --
                                                       2005      1.224          1.245               --
                                                       2004      1.133          1.224               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.927          2.199               --
                                                       2006      1.569          1.927               --
                                                       2005      1.401          1.569               --
                                                       2004      1.211          1.401               --
                                                       2003      1.000          1.211               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.423          1.484               --
                                                       2006      1.341          1.423               --
                                                       2005      1.223          1.341               --
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.288          1.273               --
                                                       2005      1.225          1.288               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.150          1.274               --
                                                       2005      1.037          1.150               --
                                                       2004      1.000          1.037               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.412          1.563           15,828
                                                       2006      1.250          1.412           23,337
                                                       2005      1.253          1.250           25,864
                                                       2004      1.163          1.253           27,488
                                                       2003      1.000          1.163               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.264          1.300               --
                                                       2005      1.295          1.264           24,351
                                                       2004      1.123          1.295           25,794
                                                       2003      1.000          1.123               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.451          1.537               --
                                                       2006      1.336          1.451               --
                                                       2005      1.186          1.336               --
                                                       2004      1.166          1.186               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.211          1.249               --
                                                       2006      1.111          1.211               --
                                                       2005      1.077          1.111               --
                                                       2004      1.020          1.077               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.008          1.036               --
                                                       2006      0.984          1.008               --
                                                       2005      0.978          0.984               --
                                                       2004      0.991          0.978               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.110          1.133               --
                                                       2005      1.184          1.110            2,035
                                                       2004      1.195          1.184            2,107
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.328          1.380               --
                                                       2006      1.290          1.328               --
                                                       2005      1.231          1.290               --
                                                       2004      1.134          1.231               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.121          1.157               --
                                                       2006      1.049          1.121               --
                                                       2005      1.048          1.049               --
                                                       2004      0.986          1.048               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.213          1.356               --
                                                       2006      1.230          1.213               --
                                                       2005      1.213          1.230               --
                                                       2004      1.217          1.213               --
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.503          1.848               --
                                                       2006      1.441          1.503               --
                                                       2005      1.319          1.441               --
                                                       2004      1.214          1.319               --
                                                       2003      1.000          1.214               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.757          3.470               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.070          1.094               --
                                                       2006      1.000          1.070               --




         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.352          1.588             --
                                                       2006      1.107          1.352             --
                                                       2005      1.000          1.107             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.070          1.072             --
                                                       2005      1.000          1.070             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.316          1.705             --
                                                       2006      1.136          1.316             --
                                                       2005      1.000          1.136             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      1.566          1.634             --
                                                       2006      1.214          1.566             --
                                                       2005      1.000          1.214             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.232          1.152             --
                                                       2006      1.118          1.232             --
                                                       2005      1.000          1.118             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.119          1.104             --
                                                       2006      1.068          1.119             --
                                                       2005      1.000          1.068             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.083          1.133             --
                                                       2006      1.021          1.083             --
                                                       2005      1.000          1.021             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.126          1.149             --
                                                       2006      1.004          1.126             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      1.509          1.228             --
                                                       2006      1.130          1.509             --
                                                       2005      1.000          1.130             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.007          1.017             --
                                                       2006      0.992          1.007             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.120          1.222             --
                                                       2006      1.063          1.120             --
                                                       2005      1.000          1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.340          1.421             --
                                                       2006      1.130          1.340             --
                                                       2005      1.000          1.130             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.139          1.119             --
                                                       2006      1.033          1.139             --
                                                       2005      1.000          1.033             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.107          1.216             --
                                                       2006      1.075          1.107             --
                                                       2005      1.000          1.075             --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.379          1.533             --
                                                       2006      1.129          1.379             --
                                                       2005      1.000          1.129             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      0.985          1.023             --
                                                       2005      1.000          0.985             --

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.111          1.214             --
                                                       2005      1.000          1.111             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.080          1.098             --
                                                       2006      1.011          1.080             --
                                                       2005      1.000          1.011             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.200          1.205             --
                                                       2006      1.070          1.200             --
                                                       2005      1.000          1.070             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.074          1.094             --
                                                       2006      1.014          1.074             --
                                                       2005      1.000          1.014             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      0.994          1.003             --
                                                       2006      0.983          0.994             --
                                                       2005      1.000          0.983             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.171          1.187             --
                                                       2006      1.052          1.171             --
                                                       2005      1.000          1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.190          1.133             --
                                                       2006      1.035          1.190             --
                                                       2005      1.000          1.035             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.073          1.302             --
                                                       2005      1.000          1.073             --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.058          1.259             --
                                                       2005      1.000          1.058             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.489          1.533             --
                                                       2006      1.179          1.489             --
                                                       2005      1.000          1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.001          1.028             --
                                                       2006      0.991          1.001             --
                                                       2005      1.000          0.991             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.135          1.166             --
                                                       2006      1.035          1.135             --
                                                       2005      1.000          1.035             --

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.067          1.044             --
                                                       2006      0.995          1.067             --
                                                       2005      1.000          0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.004          1.015             --
                                                       2005      1.000          1.004             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.017          1.017             --
                                                       2005      1.000          1.017             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.360          1.538             --
                                                       2006      1.117          1.360             --
                                                       2005      1.000          1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.149          1.188             --
                                                       2006      1.093          1.149             --
                                                       2005      1.000          1.093             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.066          1.044             --
                                                       2005      1.000          1.066             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.092          1.200             --
                                                       2005      1.000          1.092             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.100          1.208             --
                                                       2006      0.983          1.100             --
                                                       2005      1.000          0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      0.993          1.015             --
                                                       2005      1.000          0.993             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.192          1.252             --
                                                       2006      1.107          1.192             --
                                                       2005      1.000          1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.105          1.130             --
                                                       2006      1.023          1.105             --
                                                       2005      1.000          1.023             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.013          1.032             --
                                                       2006      0.998          1.013             --
                                                       2005      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.978          0.990             --
                                                       2005      1.000          0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.057          1.088             --
                                                       2006      1.036          1.057             --
                                                       2005      1.000          1.036             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.042          1.065             --
                                                       2006      0.984          1.042             --
                                                       2005      1.000          0.984             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.025          1.136             --
                                                       2006      1.049          1.025             --
                                                       2005      1.000          1.049             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.123          1.368             --
                                                       2006      1.087          1.123             --
                                                       2005      1.000          1.087             --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.624          2.031             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.063          1.078             --
                                                       2006      1.000          1.063             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALGER VARIABLE INSURANCE FUNDS                 THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap                Alger American Capital
     Portfolio -- Class S                           Appreciation -- Class S


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class E            MFS(R) Value Portfolio -- Class E


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS                  MET INVESTORS SERIES TRUST
  Mid Cap Stock Portfolio -- Service Shares    Lazard Mid Cap Portfolio -- Class B
DWS INVESTMENTS VIT FUNDS                      METROPOLITAN SERIES FUND, INC.
  DWS Equity 500 Index VIP -- Class B2         MetLife Stock Index Portfolio -- Class B
DWS VARIABLE SERIES I                          METROPOLITAN SERIES FUND, INC.
  DWS Bond VIP -- Class B                      BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS Growth & Income VIP -- Class B           Lord Abbett Growth and Income
                                                    Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS International VIP -- Class B             MFS(R) Research International
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Balanced VIP -- Class B                  BlackRock Diversified Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Blue Chip VIP -- Class B                 FI Value Leaders Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Core Fixed Income VIP -- Class B         BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Davis Venture Value VIP -- Class B       Davis Venture Value Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Dreman High Return Equity VIP -- Class   BlackRock Large Cap Value Portfolio -- Class
     B                                              B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS High Income VIP -- Class B               BlackRock High Yield Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS International Select Equity              MFS(R) Research International
     VIP -- Class B                                 Portfolio -- Class B

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Janus Growth & Income VIP -- Class B     T. Rowe Price Large Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Large Cap Value VIP -- Class B           MFS(R) Value Portfolio -- Class E*
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Mid Cap Growth VIP -- Class B            T. Rowe Price Mid Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Money Market VIP -- Class B              BlackRock Money Market Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Small Cap Growth VIP -- Class B          T. Rowe Price Small Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Strategic Income VIP -- Class B          Pioneer Strategic Income Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Turner Mid Cap Growth VIP -- Class B     Turner Mid Cap Growth Portfolio -- Class B


---------
* Note that this new underlying fund is subject to a merger as described above.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

                           VINTAGE ACCESS(SM) ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                       SUPPLEMENT DATED OCTOBER 13, 2008,
        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007

Effective October 13, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Statement of Additional Information ("SAI") to the Former Separate Account now refer to the Separate Account.

The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

If you have any questions, please contact us at 800-842-9325.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                       PORTFOLIO ARCHITECT ACCESS ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007

Effective October 13, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Statement of Additional Information ("SAI") to the Former Separate Account now refer to the Separate Account.

The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

If you have any questions, please contact us at 800-842-9368.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                        SCUDDER ADVOCATE ADVISOR ANNUITY
                  SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007

Effective October 13, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Statement of Additional Information ("SAI") to the Former Separate Account now refer to the Separate Account.

The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

If you have any questions, please contact us at 866-376-0389.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                           PORTFOLIO ARCHITECT ACCESS
                                 VINTAGE ACCESS

                            SCUDDER ADVOCATE ADVISOR

                          SCUDDER ADVOCATE ADVISOR-ST1

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                DECEMBER 7, 2007

                                       FOR

METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                   ITEM
                                                                                   ----
THE INSURANCE COMPANY...........................................................      2

PRINCIPAL UNDERWRITER...........................................................      2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................      2

VALUATION OF ASSETS.............................................................      4

FEDERAL TAX CONSIDERATIONS......................................................      5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................      9

CONDENSED FINANCIAL INFORMATION.................................................     10

FINANCIAL STATEMENTS............................................................      1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it.
Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS


                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
          2005                                               $ 90,942,874                         $0
                                                             ------------                         --
          2004                                               $104,087,148                         $0
                                                             ------------                         --



(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock

Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (formerly, TLAC Variable Annuity Separate Account 2002) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.466          1.530               --
                                                       2005      1.429          1.466            7,467
                                                       2004      1.311          1.429            7,686
                                                       2003      1.000          1.311            7,899

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.427          1.390               --
                                                       2005      1.267          1.427               --
                                                       2004      1.193          1.267               --
                                                       2003      1.000          1.193               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.705          2.013           15,630
                                                       2005      1.525          1.705           17,074
                                                       2004      1.371          1.525           20,136
                                                       2003      1.000          1.371               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.694          1.830           35,473
                                                       2005      1.487          1.694           37,152
                                                       2004      1.348          1.487           18,661
                                                       2003      1.000          1.348               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.481          1.672           38,587
                                                       2005      1.427          1.481           38,477
                                                       2004      1.319          1.427           35,308
                                                       2003      1.000          1.319               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.679          1.660               --
                                                       2005      1.449          1.679               --
                                                       2004      1.237          1.449               --
                                                       2003      1.089          1.237               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.757          2.285               --
                                                       2005      1.673          1.757               --
                                                       2004      1.299          1.673               --
                                                       2003      1.088          1.299               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298               --
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.030          1.194               --
                                                       2005      1.043          1.030               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.566          1.669            8,311
                                                       2005      1.525          1.566            8,937
                                                       2004      1.396          1.525           10,216
                                                       2003      1.000          1.396               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.510          1.752               --
                                                       2005      1.393          1.510           19,193
                                                       2004      1.262          1.393           14,956
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765               --
                                                       2005      1.763          2.202               --
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.763          2.099           31,643
                                                       2005      1.632          1.763           34,607
                                                       2004      1.405          1.632            9,736
                                                       2003      1.000          1.405               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.675          2.000               --
                                                       2005      1.569          1.675               --
                                                       2004      1.380          1.569               --
                                                       2003      1.115          1.380               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.706          1.895               --
                                                       2005      1.554          1.706               --
                                                       2004      1.316          1.554               --
                                                       2003      1.000          1.316               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527               --
                                                       2004      1.330          1.498               --
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.204          1.392               --
                                                       2005      1.230          1.204               --
                                                       2004      1.214          1.230               --
                                                       2003      1.000          1.214               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.382          1.454               --
                                                       2005      1.326          1.382               --
                                                       2004      1.315          1.326               --
                                                       2003      1.000          1.315               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.674          1.852            7,659
                                                       2005      1.628          1.674            8,401
                                                       2004      1.437          1.628            8,904
                                                       2003      1.000          1.437               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.520          1.760           68,116
                                                       2005      1.491          1.520           68,116
                                                       2004      1.404          1.491           68,116
                                                       2003      1.000          1.404               --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.499          1.737           73,191
                                                       2005      1.435          1.499           73,191
                                                       2004      1.326          1.435           73,191
                                                       2003      1.000          1.326               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.775          1.962               --
                                                       2005      1.726          1.775               --
                                                       2004      1.530          1.726               --
                                                       2003      1.000          1.530               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.333          1.500               --
                                                       2005      1.304          1.333               --
                                                       2004      1.222          1.304           15,623
                                                       2003      1.000          1.222               --

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.131          1.169            6,375
                                                       2005      1.125          1.131           15,919
                                                       2004      1.076          1.125           19,175
                                                       2003      1.000          1.076               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.394          1.573               --
                                                       2005      1.364          1.394               --
                                                       2004      1.262          1.364               --
                                                       2003      1.000          1.262               --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.533          1.756           30,874
                                                       2005      1.493          1.533           31,082
                                                       2004      1.407          1.493           26,381
                                                       2003      1.000          1.407            7,847

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.533          1.635          109,696
                                                       2005      1.401          1.533          111,428
                                                       2004      1.300          1.401          105,575
                                                       2003      1.000          1.300            7,897

  LMPVPIII High Income Subaccount (3/03).............  2006      1.289          1.402           54,812
                                                       2005      1.282          1.289           73,379
                                                       2004      1.184          1.282           36,897
                                                       2003      1.000          1.184           79,095

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.402          1.438           21,380
                                                       2005      1.360          1.402           21,380
                                                       2004      1.382          1.360           30,846
                                                       2003      1.000          1.382               --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.490          1.677            9,281
                                                       2005      1.404          1.490            9,194
                                                       2004      1.297          1.404            9,385
                                                       2003      1.000          1.297               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.986          1.011               --
                                                       2005      0.978          0.986               --
                                                       2004      0.989          0.978           58,396
                                                       2003      1.000          0.989               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.385          1.543           21,589
                                                       2005      1.342          1.385          148,826
                                                       2004      1.284          1.342          209,925
                                                       2003      1.000          1.284          336,440

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.251          1.355          172,581
                                                       2005      1.224          1.251          172,605
                                                       2004      1.189          1.224          172,641
                                                       2003      1.000          1.189               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.476          1.667           27,567
                                                       2005      1.413          1.476           27,576
                                                       2004      1.308          1.413           31,929
                                                       2003      1.000          1.308           24,051

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.345          1.481           12,317
                                                       2005      1.326          1.345           12,317
                                                       2004      1.267          1.326           12,317
                                                       2003      1.000          1.267               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           18,584
                                                       2005      1.369          1.385           18,584
                                                       2004      1.239          1.369               --
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780               --
                                                       2005      1.525          1.618               --
                                                       2004      1.255          1.525               --
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.606          1.696               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.085          1.193               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.851          2.034            7,845

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.660          1.697               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.073           37,762

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.490          1.468               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.232          1.219               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.259          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.217               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.115          1.105               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.119          1.156           44,926

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.574          1.532               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.069           65,473

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.404               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.402          1.417               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.527          1.563           98,501

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.040           21,122

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.046           21,240

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.057               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.328          1.416          497,351

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.066               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.100           24,707
                                                       2005      1.114          1.115           25,921
                                                       2004      1.044          1.114           20,839
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.054          1.073          175,473
                                                       2005      1.049          1.054          186,700
                                                       2004      1.021          1.049          181,307
                                                       2003      1.000          1.021           17,430

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.725          2.160               --
                                                       2005      1.568          1.725               --
                                                       2004      1.377          1.568               --
                                                       2003      1.000          1.377               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      2.004          2.304            1,801
                                                       2005      1.910          2.004            1,803
                                                       2004      1.544          1.910            1,804
                                                       2003      1.000          1.544               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.401          1.490               --
                                                       2005      1.314          1.401               --
                                                       2004      1.259          1.314               --
                                                       2003      1.000          1.259               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.456          1.527               --
                                                       2005      1.421          1.456           99,779
                                                       2004      1.320          1.421           85,003
                                                       2003      1.000          1.320               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.362          1.402               --
                                                       2005      1.278          1.362               --
                                                       2004      1.224          1.278               --
                                                       2003      1.000          1.224               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.089               --
                                                       2005      0.975          1.026               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.010               --
                                                       2005      1.000          1.008               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.037          1.073               --
                                                       2005      1.000          1.037               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.094               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.042               --
                                                       2005      1.013          1.023               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.044          1.033               --
                                                       2005      1.050          1.044           65,473
                                                       2004      1.042          1.050           17,850
                                                       2003      1.000          1.042           17,850

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.514          1.606               --
                                                       2005      1.379          1.514               --
                                                       2004      1.214          1.379               --
                                                       2003      1.000          1.214               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.489          1.574               --
                                                       2005      1.474          1.489               --
                                                       2004      1.318          1.474               --
                                                       2003      1.163          1.318               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.288          1.328               --
                                                       2005      1.277          1.288          525,477
                                                       2004      1.168          1.277          283,008
                                                       2003      1.000          1.168           16,637

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166               --
                                                       2004      0.996          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.613          1.851               --
                                                       2005      1.503          1.613            8,696
                                                       2004      1.324          1.503            8,837
                                                       2003      1.000          1.324               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.001          1.052               --
                                                       2005      1.000          1.001               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109           44,926
                                                       2004      1.015          1.091               --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.372          1.430               --
                                                       2005      1.372          1.372               --
                                                       2004      1.270          1.372               --
                                                       2003      1.000          1.270               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.071          1.232               --
                                                       2005      1.000          1.071               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.980          1.122               --
                                                       2005      1.000          0.980               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.321          1.369               --
                                                       2005      1.250          1.321               --
                                                       2004      1.228          1.250               --
                                                       2003      1.000          1.228               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.347          1.358               --
                                                       2005      1.273          1.347               --
                                                       2004      1.213          1.273               --
                                                       2003      1.000          1.213               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.667          1.823           47,781
                                                       2005      1.455          1.667           49,290
                                                       2004      1.287          1.455           31,808
                                                       2003      1.000          1.287            8,347

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.036          2.243            2,004
                                                       2005      1.760          2.036            2,006
                                                       2004      1.440          1.760            2,008
                                                       2003      1.000          1.440               --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.201          1.254             --
                                                       2005      1.172          1.201             --
                                                       2004      1.076          1.172             --
                                                       2003      1.000          1.076             --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.234          1.201             --
                                                       2005      1.096          1.234             --
                                                       2004      1.033          1.096             --
                                                       2003      1.000          1.033             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.323          1.561             --
                                                       2005      1.184          1.323             --
                                                       2004      1.065          1.184             --
                                                       2003      1.000          1.065             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.310          1.414             --
                                                       2005      1.150          1.310             --
                                                       2004      1.044          1.150             --
                                                       2003      1.000          1.044             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.191          1.344             --
                                                       2005      1.148          1.191             --
                                                       2004      1.062          1.148             --
                                                       2003      1.000          1.062             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.435          1.418             --
                                                       2005      1.239          1.435             --
                                                       2004      1.058          1.239             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.423          1.849             --
                                                       2005      1.355          1.423             --
                                                       2004      1.053          1.355             --
                                                       2003      1.000          1.053             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.408             --
                                                       2005      1.201          1.297             --
                                                       2004      1.074          1.201             --
                                                       2003      1.050          1.074             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440             --
                                                       2005      1.199          1.294             --
                                                       2004      1.067          1.199             --
                                                       2003      1.057          1.067             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.030          1.193             --
                                                       2005      1.043          1.030             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.157          1.232             --
                                                       2005      1.127          1.157             --
                                                       2004      1.031          1.127             --
                                                       2003      1.000          1.031             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.260          1.462             --
                                                       2005      1.164          1.260             --
                                                       2004      1.055          1.164             --
                                                       2003      1.000          1.055             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.652          2.073             --
                                                       2005      1.323          1.652             --
                                                       2004      1.083          1.323             --
                                                       2003      1.000          1.083             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.336          1.590             --
                                                       2005      1.238          1.336             --
                                                       2004      1.066          1.238             --
                                                       2003      1.000          1.066             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.307          1.560             --
                                                       2005      1.226          1.307             --
                                                       2004      1.078          1.226             --
                                                       2003      1.000          1.078             --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.342          1.490             --
                                                       2005      1.223          1.342             --
                                                       2004      1.036          1.223             --
                                                       2003      1.000          1.036             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.202          1.344             --
                                                       2005      1.180          1.202             --
                                                       2004      1.048          1.180             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.036          1.197             --
                                                       2005      1.059          1.036             --
                                                       2004      1.046          1.059             --
                                                       2003      1.000          1.046             --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.077          1.133             --
                                                       2005      1.034          1.077             --
                                                       2004      1.026          1.034             --
                                                       2003      1.000          1.026             --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.223          1.352             --
                                                       2005      1.190          1.223             --
                                                       2004      1.050          1.190             --
                                                       2003      1.000          1.050             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.154          1.335             --
                                                       2005      1.132          1.154             --
                                                       2004      1.067          1.132             --
                                                       2003      1.000          1.067             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.209          1.401             --
                                                       2005      1.158          1.209             --
                                                       2004      1.071          1.158             --
                                                       2003      1.000          1.071             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.219          1.346             --
                                                       2005      1.186          1.219             --
                                                       2004      1.051          1.186             --
                                                       2003      1.000          1.051             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.154          1.297             --
                                                       2005      1.129          1.154             --
                                                       2004      1.059          1.129             --
                                                       2003      1.000          1.059             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.075          1.110             --
                                                       2005      1.070          1.075             --
                                                       2004      1.023          1.070             --
                                                       2003      1.000          1.023             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.170          1.320             --
                                                       2005      1.145          1.170             --
                                                       2004      1.061          1.145             --
                                                       2003      1.000          1.061             --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.163          1.330             --
                                                       2005      1.132          1.163             --
                                                       2004      1.068          1.132             --
                                                       2003      1.000          1.068             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013             --
                                                       2005      0.991          0.993             --
                                                       2004      1.000          0.991             --
                                                       2003      1.000          1.000             --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.267          1.350             --
                                                       2005      1.158          1.267             --
                                                       2004      1.075          1.158             --
                                                       2003      1.000          1.075             --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.126          1.224             --
                                                       2005      1.120          1.126             --
                                                       2004      1.035          1.120             --
                                                       2003      1.000          1.035             --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.056          1.083             --
                                                       2005      1.025          1.056             --
                                                       2004      1.042          1.025             --
                                                       2003      1.000          1.042             --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.189          1.337             --
                                                       2005      1.120          1.189             --
                                                       2004      1.036          1.120             --
                                                       2003      1.000          1.036             --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.993          1.018             --
                                                       2005      0.986          0.993             --
                                                       2004      0.998          0.986             --
                                                       2003      1.000          0.998             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.147          1.277             --
                                                       2005      1.112          1.147             --
                                                       2004      1.065          1.112             --
                                                       2003      1.000          1.065             --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.100          1.191             --
                                                       2005      1.077          1.100             --
                                                       2004      1.047          1.077             --
                                                       2003      1.000          1.047             --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.207          1.362             --
                                                       2005      1.156          1.207             --
                                                       2004      1.070          1.156             --
                                                       2003      1.000          1.070             --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.126          1.239             --
                                                       2005      1.110          1.126             --
                                                       2004      1.061          1.110             --
                                                       2003      1.000          1.061             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.201          1.380             --
                                                       2005      1.188          1.201             --
                                                       2004      1.076          1.188             --
                                                       2003      1.000          1.076             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.390          1.529             --
                                                       2005      1.311          1.390             --
                                                       2004      1.079          1.311             --
                                                       2003      1.000          1.079             --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.373          1.450             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.085          1.192             --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.508          1.656             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.418          1.449             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.069             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.229          1.210             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.231          1.218             --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.257          1.385             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.216             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.270          1.361             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.114          1.104             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.117          1.154             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.026             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.216          1.183             --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.040             --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.181             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.205          1.217             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.226          1.254             --

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.057             --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.040             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.046             --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.051             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.056             --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.194          1.273             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.048             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.066             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.083          1.068             --
                                                       2005      1.083          1.083             --
                                                       2004      1.015          1.083             --
                                                       2003      1.000          1.015             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.047          1.065             --
                                                       2005      1.043          1.047             --
                                                       2004      1.015          1.043             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.369          1.714             --
                                                       2005      1.246          1.369             --
                                                       2004      1.094          1.246             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.399          1.608             --
                                                       2005      1.334          1.399             --
                                                       2004      1.079          1.334             --
                                                       2003      1.000          1.079             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.156          1.229             --
                                                       2005      1.085          1.156             --
                                                       2004      1.040          1.085             --
                                                       2003      1.000          1.040             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.168          1.226             --
                                                       2005      1.141          1.168             --
                                                       2004      1.060          1.141             --
                                                       2003      1.000          1.060             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.171          1.205             --
                                                       2005      1.099          1.171             --
                                                       2004      1.053          1.099             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.089             --
                                                       2005      0.975          1.026             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.010             --
                                                       2005      1.000          1.008             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.037          1.072             --
                                                       2005      1.000          1.037             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.093             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.041             --
                                                       2005      1.013          1.023             --

  Travelers Managed Income Subaccount (3/03).........  2006      1.016          1.005             --
                                                       2005      1.023          1.016             --
                                                       2004      1.015          1.023             --
                                                       2003      1.000          1.015             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.295          1.373             --
                                                       2005      1.180          1.295             --
                                                       2004      1.039          1.180             --
                                                       2003      1.000          1.039             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.151          1.216             --
                                                       2005      1.140          1.151             --
                                                       2004      1.019          1.140             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.159          1.194             --
                                                       2005      1.149          1.159             --
                                                       2004      1.052          1.149             --
                                                       2003      1.000          1.052             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.165          1.257             --
                                                       2005      1.117          1.165             --
                                                       2004      0.995          1.117             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.314          1.508             --
                                                       2005      1.225          1.314             --
                                                       2004      1.080          1.225             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.198          1.270             --
                                                       2005      1.154          1.198             --
                                                       2004      1.060          1.154             --
                                                       2003      1.000          1.060             --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.001          1.052             --
                                                       2005      1.000          1.001             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.108          1.117             --
                                                       2005      1.091          1.108             --
                                                       2004      1.015          1.091             --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.152          1.201             --
                                                       2005      1.153          1.152             --
                                                       2004      1.067          1.153             --
                                                       2003      1.000          1.067             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.071          1.231             --
                                                       2005      1.000          1.071             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.122             --
                                                       2005      1.000          0.979             --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.112          1.153             --
                                                       2005      1.053          1.112             --
                                                       2004      1.035          1.053             --
                                                       2003      1.000          1.035             --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.119          1.128             --
                                                       2005      1.058          1.119             --
                                                       2004      1.009          1.058             --
                                                       2003      1.000          1.009             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.355          1.482             --
                                                       2005      1.184          1.355             --
                                                       2004      1.048          1.184             --
                                                       2003      1.000          1.048             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.525          1.679             --
                                                       2005      1.319          1.525             --
                                                       2004      1.080          1.319             --
                                                       2003      1.000          1.080             --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.458          1.521                --
                                                       2005      1.424          1.458           125,630
                                                       2004      1.309          1.424           123,107
                                                       2003      1.000          1.309            82,770

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.419          1.379                --
                                                       2005      1.263          1.419             1,800
                                                       2004      1.192          1.263             1,803
                                                       2003      1.000          1.192                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.696          1.998           512,308
                                                       2005      1.520          1.696           500,504
                                                       2004      1.369          1.520           381,108
                                                       2003      1.000          1.369           197,920

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.684          1.816         1,744,527
                                                       2005      1.482          1.684         1,626,853
                                                       2004      1.346          1.482         1,086,345
                                                       2003      1.000          1.346           747,497

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.472          1.659         1,620,192
                                                       2005      1.422          1.472         1,892,885
                                                       2004      1.317          1.422         1,978,364
                                                       2003      1.000          1.317         1,597,963

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.670          1.649                --
                                                       2005      1.444          1.670                --
                                                       2004      1.235          1.444                --
                                                       2003      1.088          1.235                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.748          2.267                --
                                                       2005      1.667          1.748            68,293
                                                       2004      1.297          1.667                --
                                                       2003      1.087          1.297                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293           483,216
                                                       2004      1.073          1.199             5,451
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290           243,931
                                                       2004      1.067          1.197            25,758
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.029          1.190            46,675
                                                       2005      1.043          1.029            56,165

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.558          1.656           198,676
                                                       2005      1.520          1.558           427,657
                                                       2004      1.393          1.520           485,488
                                                       2003      1.000          1.393           463,523

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.501          1.739                --
                                                       2005      1.388          1.501         1,044,422
                                                       2004      1.260          1.388           482,240
                                                       2003      1.000          1.260           364,439

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.191          2.745            57,073
                                                       2005      1.757          2.191            69,075
                                                       2004      1.440          1.757            30,492
                                                       2003      1.000          1.440            15,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.753          2.083           189,071
                                                       2005      1.627          1.753           270,920
                                                       2004      1.403          1.627           248,572
                                                       2003      1.000          1.403           172,058

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.666          1.985                --
                                                       2005      1.564          1.666            74,182
                                                       2004      1.378          1.564                --
                                                       2003      1.114          1.378                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.697          1.881             1,796
                                                       2005      1.548          1.697             9,799
                                                       2004      1.314          1.548             9,799
                                                       2003      1.000          1.314             5,103

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            59,228
                                                       2004      1.329          1.493            52,451
                                                       2003      1.000          1.329            42,618

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.197          1.381            28,476
                                                       2005      1.226          1.197            61,726
                                                       2004      1.212          1.226            70,319
                                                       2003      1.000          1.212            55,974

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.374          1.443                --
                                                       2005      1.321          1.374             2,392
                                                       2004      1.313          1.321             2,533
                                                       2003      1.000          1.313                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.665          1.839            73,565
                                                       2005      1.622          1.665            28,590
                                                       2004      1.434          1.622            26,277
                                                       2003      1.000          1.434            19,260

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.512          1.747            10,758
                                                       2005      1.485          1.512            36,033
                                                       2004      1.402          1.485            52,527
                                                       2003      1.000          1.402            50,808

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.490          1.724            44,638
                                                       2005      1.430          1.490            44,940
                                                       2004      1.324          1.430            44,943
                                                       2003      1.000          1.324            52,094

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.765          1.947            85,549
                                                       2005      1.720          1.765            95,267
                                                       2004      1.527          1.720            91,820
                                                       2003      1.000          1.527            81,822

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.325          1.488           293,399
                                                       2005      1.299          1.325           320,844
                                                       2004      1.221          1.299           322,171
                                                       2003      1.000          1.221           296,363

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.125          1.160           134,148
                                                       2005      1.121          1.125           145,669
                                                       2004      1.074          1.121           211,726
                                                       2003      1.000          1.074           260,925

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.386          1.561           114,144
                                                       2005      1.359          1.386           197,390
                                                       2004      1.260          1.359           189,839
                                                       2003      1.000          1.260           180,603

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.525          1.742           341,765
                                                       2005      1.487          1.525           392,904
                                                       2004      1.405          1.487           453,857
                                                       2003      1.000          1.405           224,738

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            34,787
                                                       2005      0.987          0.988            65,556
                                                       2004      0.997          0.987           161,860
                                                       2003      1.000          0.997           177,825

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.525          1.623           294,300
                                                       2005      1.396          1.525           405,879
                                                       2004      1.298          1.396           527,683
                                                       2003      1.000          1.298           397,075

  LMPVPIII High Income Subaccount (3/03).............  2006      1.282          1.392           386,381
                                                       2005      1.277          1.282           422,770
                                                       2004      1.182          1.277           467,399
                                                       2003      1.000          1.182           282,311

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.395          1.427            76,975
                                                       2005      1.355          1.395           191,084
                                                       2004      1.380          1.355           252,209
                                                       2003      1.000          1.380           218,751

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.482          1.665           243,612
                                                       2005      1.399          1.482           164,264
                                                       2004      1.295          1.399           161,021
                                                       2003      1.000          1.295            96,452

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.980          1.003           443,433
                                                       2005      0.975          0.980           382,547
                                                       2004      0.988          0.975           456,718
                                                       2003      1.000          0.988         1,355,652

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.377          1.531         2,969,415
                                                       2005      1.338          1.377         3,792,746
                                                       2004      1.282          1.338         4,299,405
                                                       2003      1.000          1.282         2,351,951

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.244          1.345         1,648,259
                                                       2005      1.220          1.244         1,859,119
                                                       2004      1.187          1.220         1,921,984
                                                       2003      1.000          1.187         1,323,479

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.468          1.654           242,257
                                                       2005      1.408          1.468           297,472
                                                       2004      1.306          1.408           319,461
                                                       2003      1.000          1.306           191,942

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.338          1.470           263,477
                                                       2005      1.321          1.338           293,590
                                                       2004      1.265          1.321           321,677
                                                       2003      1.000          1.265           107,186

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           154,426
                                                       2005      1.364          1.378           290,525
                                                       2004      1.238          1.364           145,805
                                                       2003      1.000          1.238           132,649

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767           998,815
                                                       2005      1.520          1.610           996,717
                                                       2004      1.253          1.520           259,454
                                                       2003      1.000          1.253           224,172

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.596          1.683           797,075

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.083          1.190            13,637

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.839          2.019            55,736

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.649          1.684            33,296

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.072           937,447

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.068            23,129

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.480          1.457            61,682

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.229          1.215                --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.254          1.380             7,858

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.215           144,521

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.445          1.547            69,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.112          1.101                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.114          1.149           134,496

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.025           396,002

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.564          1.521            17,371

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.061           276,541

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.393             8,679

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.393          1.406           119,635

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.518          1.551           143,699

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.045           106,403

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.050           135,410

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.320          1.405           993,044

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.047           861,680

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.064             2,538

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092           193,388
                                                       2005      1.110          1.109           209,029
                                                       2004      1.042          1.110           209,905
                                                       2003      1.000          1.042           104,830

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.048          1.064         1,082,038
                                                       2005      1.046          1.048         1,303,191
                                                       2004      1.019          1.046         1,486,745
                                                       2003      1.000          1.019         1,312,100

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.716          2.144            70,497
                                                       2005      1.563          1.716            47,285
                                                       2004      1.375          1.563            47,541
                                                       2003      1.000          1.375            94,637

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.993          2.286            95,166
                                                       2005      1.903          1.993            93,569
                                                       2004      1.541          1.903            88,443
                                                       2003      1.000          1.541            74,439

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.393          1.480                --
                                                       2005      1.309          1.393            79,708
                                                       2004      1.257          1.309            83,744
                                                       2003      1.000          1.257            87,325

  Travelers Equity Income Subaccount (3/03)..........  2006      1.448          1.518                --
                                                       2005      1.416          1.448           219,540
                                                       2004      1.318          1.416           135,702
                                                       2003      1.000          1.318           117,149

  Travelers Large Cap Subaccount (7/03)..............  2006      1.354          1.393                --
                                                       2005      1.274          1.354            78,821
                                                       2004      1.222          1.274            78,512
                                                       2003      1.000          1.222            13,476

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088                --
                                                       2005      0.975          1.025                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009                --
                                                       2005      1.000          1.007                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.071                --
                                                       2005      1.000          1.036            15,133

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.092                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.040                --
                                                       2005      1.013          1.022            48,633

  Travelers Managed Income Subaccount (3/03).........  2006      1.038          1.026                --
                                                       2005      1.047          1.038           365,974
                                                       2004      1.040          1.047           436,370
                                                       2003      1.000          1.040           400,369

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.506          1.596                --
                                                       2005      1.374          1.506           774,587
                                                       2004      1.212          1.374            26,955
                                                       2003      1.000          1.212            25,929

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.481          1.564                --
                                                       2005      1.469          1.481            19,350
                                                       2004      1.316          1.469                --
                                                       2003      1.162          1.316                --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.281          1.320                --
                                                       2005      1.272          1.281         1,181,812
                                                       2004      1.167          1.272         1,031,179
                                                       2003      1.000          1.167           849,125

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163            47,504
                                                       2004      0.995          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.604          1.839                --
                                                       2005      1.497          1.604            74,504
                                                       2004      1.322          1.497            77,858
                                                       2003      1.000          1.322            43,023

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            23,638
                                                       2004      1.210          1.316            42,752
                                                       2003      1.000          1.210            19,456

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.000          1.051                --
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.105          1.114                --
                                                       2005      1.090          1.105           102,014
                                                       2004      1.015          1.090            58,839

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.365          1.421                --
                                                       2005      1.367          1.365            90,490
                                                       2004      1.268          1.367            90,905
                                                       2003      1.000          1.268            15,532

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.070          1.229                --
                                                       2005      1.000          1.070                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.120                --
                                                       2005      1.000          0.979                --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.314          1.361                --
                                                       2005      1.246          1.314             8,681
                                                       2004      1.226          1.246             9,636
                                                       2003      1.000          1.226             9,148

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.339          1.348            17,778
                                                       2005      1.269          1.339           351,718
                                                       2004      1.211          1.269           352,656
                                                       2003      1.000          1.211           311,266

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.657          1.809           237,566
                                                       2005      1.450          1.657           256,435
                                                       2004      1.285          1.450           223,782
                                                       2003      1.000          1.285           183,952

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.025          2.227           137,935
                                                       2005      1.754          2.025           187,358
                                                       2004      1.438          1.754           111,689
                                                       2003      1.000          1.438           103,075

                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.196          1.248              --
                                                       2005      1.170          1.196              --
                                                       2004      1.075          1.170              --
                                                       2003      1.000          1.075              --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.229          1.194              --
                                                       2005      1.094          1.229              --
                                                       2004      1.033          1.094              --
                                                       2003      1.000          1.033              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.318          1.552              --
                                                       2005      1.181          1.318              --
                                                       2004      1.065          1.181              --
                                                       2003      1.000          1.065              --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.304          1.405              --
                                                       2005      1.148          1.304              --
                                                       2004      1.043          1.148              --
                                                       2003      1.000          1.043              --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.186          1.336              --
                                                       2005      1.146          1.186              --
                                                       2004      1.062          1.146              --
                                                       2003      1.000          1.062              --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.429          1.411              --
                                                       2005      1.236          1.429              --
                                                       2004      1.058          1.236              --
                                                       2003      1.000          1.058              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.417          1.838              --
                                                       2005      1.352          1.417           4,502
                                                       2004      1.052          1.352              --
                                                       2003      1.000          1.052              --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.291          1.401              --
                                                       2005      1.199          1.291              --
                                                       2004      1.073          1.199              --
                                                       2003      1.050          1.073              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.289          1.433              --
                                                       2005      1.197          1.289              --
                                                       2004      1.067          1.197              --
                                                       2003      1.057          1.067              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.028          1.189              --
                                                       2005      1.043          1.028              --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.152          1.224              --
                                                       2005      1.124          1.152              --
                                                       2004      1.031          1.124              --
                                                       2003      1.000          1.031              --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.255          1.453              --
                                                       2005      1.161          1.255              --
                                                       2004      1.054          1.161              --
                                                       2003      1.000          1.054              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.645          2.060              --
                                                       2005      1.320          1.645              --
                                                       2004      1.082          1.320              --
                                                       2003      1.000          1.082              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.331          1.580              --
                                                       2005      1.235          1.331              --
                                                       2004      1.066          1.235              --
                                                       2003      1.000          1.066              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.302          1.550              --
                                                       2005      1.223          1.302              --
                                                       2004      1.078          1.223              --
                                                       2003      1.000          1.078              --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.337          1.481              --
                                                       2005      1.220          1.337              --
                                                       2004      1.036          1.220              --
                                                       2003      1.000          1.036              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.197          1.336              --
                                                       2005      1.177          1.197              --
                                                       2004      1.048          1.177              --
                                                       2003      1.000          1.048              --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.031          1.189              --
                                                       2005      1.057          1.031              --
                                                       2004      1.045          1.057              --
                                                       2003      1.000          1.045              --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.072          1.126              --
                                                       2005      1.032          1.072              --
                                                       2004      1.026          1.032              --
                                                       2003      1.000          1.026              --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.217          1.344              --
                                                       2005      1.187          1.217              --
                                                       2004      1.050          1.187              --
                                                       2003      1.000          1.050              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.149          1.327              --
                                                       2005      1.129          1.149              --
                                                       2004      1.066          1.129              --
                                                       2003      1.000          1.066              --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.204          1.392              --
                                                       2005      1.156          1.204              --
                                                       2004      1.071          1.156              --
                                                       2003      1.000          1.071              --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.213          1.338              --
                                                       2005      1.183          1.213              --
                                                       2004      1.051          1.183              --
                                                       2003      1.000          1.051              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.149          1.289              --
                                                       2005      1.126          1.149              --
                                                       2004      1.059          1.126              --
                                                       2003      1.000          1.059              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.071          1.103              --
                                                       2005      1.068          1.071              --
                                                       2004      1.023          1.068              --
                                                       2003      1.000          1.023              --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.165          1.311              --
                                                       2005      1.143          1.165              --
                                                       2004      1.060          1.143              --
                                                       2003      1.000          1.060              --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.158          1.322              --
                                                       2005      1.130          1.158              --
                                                       2004      1.068          1.130              --
                                                       2003      1.000          1.068              --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.989          1.007              --
                                                       2005      0.988          0.989              --
                                                       2004      0.999          0.988              --
                                                       2003      1.000          0.999              --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.261          1.342              --
                                                       2005      1.155          1.261              --
                                                       2004      1.075          1.155              --
                                                       2003      1.000          1.075              --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.121          1.217              --
                                                       2005      1.117          1.121           5,612
                                                       2004      1.035          1.117              --
                                                       2003      1.000          1.035              --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.052          1.076              --
                                                       2005      1.022          1.052              --
                                                       2004      1.042          1.022              --
                                                       2003      1.000          1.042              --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.184          1.329              --
                                                       2005      1.118          1.184              --
                                                       2004      1.035          1.118              --
                                                       2003      1.000          1.035              --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.989          1.012              --
                                                       2005      0.984          0.989              --
                                                       2004      0.998          0.984              --
                                                       2003      1.000          0.998              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.142          1.269              --
                                                       2005      1.110          1.142              --
                                                       2004      1.064          1.110              --
                                                       2003      1.000          1.064              --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.095          1.183              --
                                                       2005      1.074          1.095              --
                                                       2004      1.046          1.074              --
                                                       2003      1.000          1.046              --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.202          1.354              --
                                                       2005      1.154          1.202              --
                                                       2004      1.070          1.154              --
                                                       2003      1.000          1.070              --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.121          1.231              --
                                                       2005      1.107          1.121              --
                                                       2004      1.061          1.107              --
                                                       2003      1.000          1.061              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.196          1.372              --
                                                       2005      1.185          1.196              --
                                                       2004      1.076          1.185              --
                                                       2003      1.000          1.076              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.384          1.519              --
                                                       2005      1.308          1.384              --
                                                       2004      1.079          1.308              --
                                                       2003      1.000          1.079              --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.366          1.440              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.082          1.189              --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.500          1.646              --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.411          1.440              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.071              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.067              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.223          1.202              --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.229          1.214              --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.252          1.378              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.215              --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.263          1.353              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.111          1.101              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.113          1.148              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.024              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.210          1.176              --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.033              --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.174              --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.199          1.210              --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.220          1.246              --

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.056              --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.038              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.045              --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.050              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.055              --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.188          1.265              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.046              --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.064              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.078          1.062              --
                                                       2005      1.080          1.078              --
                                                       2004      1.014          1.080              --
                                                       2003      1.000          1.014              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.043          1.058              --
                                                       2005      1.041          1.043              --
                                                       2004      1.015          1.041              --
                                                       2003      1.000          1.015              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.364          1.703              --
                                                       2005      1.243          1.364              --
                                                       2004      1.094          1.243              --
                                                       2003      1.000          1.094              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.393          1.598              --
                                                       2005      1.331          1.393              --
                                                       2004      1.078          1.331              --
                                                       2003      1.000          1.078              --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.151          1.223              --
                                                       2005      1.082          1.151              --
                                                       2004      1.039          1.082              --
                                                       2003      1.000          1.039              --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.163          1.220              --
                                                       2005      1.139          1.163              --
                                                       2004      1.060          1.139              --
                                                       2003      1.000          1.060              --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.166          1.199              --
                                                       2005      1.097          1.166              --
                                                       2004      1.053          1.097              --
                                                       2003      1.000          1.053              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088              --
                                                       2005      0.975          1.025              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.008              --
                                                       2005      1.000          1.007              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.071              --
                                                       2005      1.000          1.036              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.092              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.040              --
                                                       2005      1.013          1.022              --

  Travelers Managed Income Subaccount (3/03).........  2006      1.012          1.000              --
                                                       2005      1.021          1.012              --
                                                       2004      1.015          1.021              --
                                                       2003      1.000          1.015              --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.289          1.366              --
                                                       2005      1.177          1.289              --
                                                       2004      1.039          1.177              --
                                                       2003      1.000          1.039              --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.146          1.210              --
                                                       2005      1.137          1.146              --
                                                       2004      1.019          1.137              --
                                                       2003      1.000          1.019              --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.154          1.188              --
                                                       2005      1.146          1.154              --
                                                       2004      1.051          1.146              --
                                                       2003      1.000          1.051              --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.162          1.252              --
                                                       2005      1.116          1.162              --
                                                       2004      0.995          1.116              --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.309          1.500              --
                                                       2005      1.222          1.309              --
                                                       2004      1.080          1.222              --
                                                       2003      1.000          1.080              --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.193          1.263              --
                                                       2005      1.151          1.193              --
                                                       2004      1.060          1.151              --
                                                       2003      1.000          1.060              --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.000          1.050              --
                                                       2005      1.000          1.000              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.104          1.113              --
                                                       2005      1.089          1.104           5,689
                                                       2004      1.015          1.089              --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.147          1.195              --
                                                       2005      1.150          1.147              --
                                                       2004      1.067          1.150              --
                                                       2003      1.000          1.067              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.070          1.229              --
                                                       2005      1.000          1.070              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.120              --
                                                       2005      1.000          0.979              --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.107          1.147              --
                                                       2005      1.051          1.107              --
                                                       2004      1.034          1.051              --
                                                       2003      1.000          1.034              --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.114          1.121              --
                                                       2005      1.056          1.114              --
                                                       2004      1.009          1.056              --
                                                       2003      1.000          1.009              --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.350          1.473              --
                                                       2005      1.181          1.350              --
                                                       2004      1.047          1.181              --
                                                       2003      1.000          1.047              --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.518          1.669              --
                                                       2005      1.316          1.518              --
                                                       2004      1.079          1.316              --
                                                       2003      1.000          1.079              --

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.454          1.516               --
                                                       2005      1.422          1.454               --
                                                       2004      1.308          1.422               --
                                                       2003      1.057          1.308               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.415          1.374               --
                                                       2005      1.261          1.415            2,292
                                                       2004      1.191          1.261            6,311
                                                       2003      1.100          1.191               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.691          1.991           26,735
                                                       2005      1.517          1.691           26,058
                                                       2004      1.368          1.517          126,868
                                                       2003      1.002          1.368           70,473

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.680          1.809          291,060
                                                       2005      1.479          1.680          315,078
                                                       2004      1.345          1.479          426,688
                                                       2003      1.012          1.345          157,015

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.468          1.653          171,822
                                                       2005      1.420          1.468          194,614
                                                       2004      1.316          1.420          283,743
                                                       2003      1.000          1.316           78,319

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.665          1.644               --
                                                       2005      1.442          1.665           77,894
                                                       2004      1.234          1.442           53,823
                                                       2003      1.088          1.234           19,499

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.743          2.259               --
                                                       2005      1.664          1.743           58,953
                                                       2004      1.296          1.664          186,675
                                                       2003      1.087          1.296           50,725

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.400               --
                                                       2005      1.198          1.290          106,689
                                                       2004      1.073          1.198           50,712
                                                       2003      1.050          1.073            4,763

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.431               --
                                                       2005      1.196          1.287           45,237
                                                       2004      1.067          1.196           38,469
                                                       2003      1.057          1.067            4,732

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.028          1.188          158,707
                                                       2005      1.043          1.028          167,451

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.553          1.650               --
                                                       2005      1.517          1.553               --
                                                       2004      1.392          1.517               --
                                                       2003      0.992          1.392               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.497          1.732               --
                                                       2005      1.386          1.497           27,284
                                                       2004      1.259          1.386           42,172
                                                       2003      1.044          1.259           36,731

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.185          2.735           30,105
                                                       2005      1.754          2.185           41,382
                                                       2004      1.439          1.754          160,590
                                                       2003      1.036          1.439           41,587

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.748          2.075           99,205
                                                       2005      1.624          1.748          104,647
                                                       2004      1.402          1.624               --
                                                       2003      1.107          1.402               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.661          1.977               --
                                                       2005      1.561          1.661           70,609
                                                       2004      1.377          1.561           72,419
                                                       2003      1.114          1.377           11,625

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.692          1.874               --
                                                       2005      1.545          1.692               --
                                                       2004      1.313          1.545               --
                                                       2003      1.000          1.313               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.515          1.690               --
                                                       2005      1.491          1.515           18,329
                                                       2004      1.328          1.491           18,355
                                                       2003      1.055          1.328               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.194          1.376               --
                                                       2005      1.224          1.194               --
                                                       2004      1.211          1.224               --
                                                       2003      1.042          1.211               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.370          1.438               --
                                                       2005      1.319          1.370               --
                                                       2004      1.312          1.319               --
                                                       2003      1.166          1.312               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.660          1.832               --
                                                       2005      1.619          1.660               --
                                                       2004      1.433          1.619               --
                                                       2003      1.206          1.433               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.508          1.740           13,037
                                                       2005      1.483          1.508           12,430
                                                       2004      1.401          1.483          136,986
                                                       2003      1.013          1.401           42,336

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.486          1.718               --
                                                       2005      1.427          1.486               --
                                                       2004      1.323          1.427               --
                                                       2003      0.970          1.323               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.760          1.940           17,684
                                                       2005      1.717          1.760           17,725
                                                       2004      1.526          1.717          128,631
                                                       2003      1.138          1.526           38,622

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.322          1.483               --
                                                       2005      1.297          1.322               --
                                                       2004      1.220          1.297               --
                                                       2003      1.008          1.220               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.122          1.156               --
                                                       2005      1.119          1.122               --
                                                       2004      1.073          1.119               --
                                                       2003      1.013          1.073               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.382          1.555           20,472
                                                       2005      1.357          1.382           20,472
                                                       2004      1.259          1.357           49,080
                                                       2003      1.051          1.259           39,527

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.521          1.736               --
                                                       2005      1.485          1.521               --
                                                       2004      1.404          1.485               --
                                                       2003      1.000          1.404               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.986          1.003           28,559
                                                       2005      0.985          0.986           28,217
                                                       2004      0.997          0.985           57,761
                                                       2003      0.999          0.997               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.521          1.617               --
                                                       2005      1.394          1.521               --
                                                       2004      1.297          1.394               --
                                                       2003      1.014          1.297               --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.278          1.387               --
                                                       2005      1.275          1.278               --
                                                       2004      1.181          1.275               --
                                                       2003      1.000          1.181               --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.391          1.422               --
                                                       2005      1.352          1.391               --
                                                       2004      1.379          1.352               --
                                                       2003      1.090          1.379               --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.478          1.658               --
                                                       2005      1.396          1.478               --
                                                       2004      1.294          1.396               --
                                                       2003      1.000          1.294               --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.978          1.000               --
                                                       2005      0.973          0.978               --
                                                       2004      0.987          0.973               --
                                                       2003      1.000          0.987               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.374          1.525               --
                                                       2005      1.335          1.374               --
                                                       2004      1.281          1.335               --
                                                       2003      1.000          1.281               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.241          1.340               --
                                                       2005      1.218          1.241               --
                                                       2004      1.187          1.218               --
                                                       2003      1.032          1.187               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.464          1.648               --
                                                       2005      1.406          1.464               --
                                                       2004      1.305          1.406               --
                                                       2003      0.973          1.305               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.334          1.464               --
                                                       2005      1.318          1.334               --
                                                       2004      1.264          1.318               --
                                                       2003      1.006          1.264               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.374          1.575          208,946
                                                       2005      1.362          1.374          233,964
                                                       2004      1.237          1.362          347,989
                                                       2003      1.026          1.237          109,832

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.605          1.761          140,490
                                                       2005      1.518          1.605          156,160
                                                       2004      1.252          1.518          279,710
                                                       2003      1.055          1.252           61,174

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.591          1.677           13,487

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.081          1.188               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.834          2.011           11,282

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.644          1.678           79,984

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.476          1.451            9,245

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.228          1.213               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.251          1.376          146,262

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.214           51,901

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.440          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.110          1.100               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.112          1.146           11,352

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.024           47,235

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.559          1.515               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.057               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.388               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.389          1.401            5,460

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.513          1.545           74,381

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.054               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.316          1.400          247,511

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.046          258,838

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.064            3,401

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.106          1.088          125,987
                                                       2005      1.109          1.106          127,997
                                                       2004      1.042          1.109          130,130
                                                       2003      1.019          1.042          103,321

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.045          1.060          245,707
                                                       2005      1.044          1.045          248,940
                                                       2004      1.018          1.044          169,389
                                                       2003      1.000          1.018            2,667

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.711          2.135               --
                                                       2005      1.560          1.711               --
                                                       2004      1.374          1.560               --
                                                       2003      1.000          1.374               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.987          2.278               --
                                                       2005      1.900          1.987               --
                                                       2004      1.540          1.900               --
                                                       2003      1.014          1.540               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.389          1.476               --
                                                       2005      1.307          1.389            9,245
                                                       2004      1.256          1.307           11,840
                                                       2003      1.064          1.256           13,759

  Travelers Equity Income Subaccount (3/03)..........  2006      1.444          1.513               --
                                                       2005      1.414          1.444           73,850
                                                       2004      1.317          1.414           76,418
                                                       2003      0.968          1.317           30,590

  Travelers Large Cap Subaccount (7/03)..............  2006      1.351          1.389               --
                                                       2005      1.271          1.351            5,460
                                                       2004      1.221          1.271            5,460
                                                       2003      1.119          1.221            5,460

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087               --
                                                       2005      0.975          1.025               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.008               --
                                                       2005      1.000          1.006               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.070               --
                                                       2005      1.000          1.036               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.091               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.039               --
                                                       2005      1.013          1.022               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.035          1.023               --
                                                       2005      1.045          1.035               --
                                                       2004      1.039          1.045               --
                                                       2003      1.000          1.039               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.502          1.591               --
                                                       2005      1.371          1.502           15,033
                                                       2004      1.211          1.371           15,693
                                                       2003      1.006          1.211               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.477          1.559               --
                                                       2005      1.466          1.477               --
                                                       2004      1.315          1.466            8,152
                                                       2003      1.162          1.315               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.278          1.316               --
                                                       2005      1.270          1.278          235,128
                                                       2004      1.166          1.270          159,364
                                                       2003      1.000          1.166           41,365

  Travelers MFS Value Subaccount (7/04)..............  2006      1.161          1.251               --
                                                       2005      1.115          1.161          154,295
                                                       2004      0.995          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.600          1.834               --
                                                       2005      1.495          1.600           23,153
                                                       2004      1.321          1.495           24,120
                                                       2003      1.086          1.321               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.361          1.440               --
                                                       2005      1.314          1.361               --
                                                       2004      1.210          1.314               --
                                                       2003      1.052          1.210               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.000          1.050               --
                                                       2005      1.000          1.000               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.103          1.112               --
                                                       2005      1.089          1.103           10,026
                                                       2004      1.015          1.089               --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.361          1.417               --
                                                       2005      1.365          1.361               --
                                                       2004      1.267          1.365               --
                                                       2003      1.072          1.267            4,410

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.069          1.228               --
                                                       2005      1.000          1.069               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.978          1.120               --
                                                       2005      1.000          0.978               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.310          1.357               --
                                                       2005      1.243          1.310               --
                                                       2004      1.225          1.243               --
                                                       2003      1.120          1.225               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.336          1.343               --
                                                       2005      1.266          1.336               --
                                                       2004      1.211          1.266               --
                                                       2003      1.053          1.211               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.653          1.802               --
                                                       2005      1.447          1.653               --
                                                       2004      1.284          1.447               --
                                                       2003      1.000          1.284               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.019          2.218           23,427
                                                       2005      1.751          2.019           45,590
                                                       2004      1.437          1.751          160,324
                                                       2003      0.999          1.437           47,036

                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.450          1.511                --
                                                       2005      1.419          1.450            23,616
                                                       2004      1.307          1.419            23,620
                                                       2003      1.000          1.307            23,621

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.411          1.369                --
                                                       2005      1.258          1.411            53,453
                                                       2004      1.190          1.258            53,453
                                                       2003      1.000          1.190                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.687          1.983           295,104
                                                       2005      1.514          1.687           295,274
                                                       2004      1.367          1.514           288,223
                                                       2003      1.000          1.367           173,170

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.675          1.802           448,486
                                                       2005      1.476          1.675           482,424
                                                       2004      1.344          1.476           455,603
                                                       2003      1.000          1.344           325,574

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.464          1.647           795,245
                                                       2005      1.417          1.464           835,498
                                                       2004      1.315          1.417           859,612
                                                       2003      1.000          1.315           433,447

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.661          1.639                --
                                                       2005      1.439          1.661            12,196
                                                       2004      1.233          1.439                --
                                                       2003      1.088          1.233                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.738          2.250                --
                                                       2005      1.661          1.738                --
                                                       2004      1.295          1.661                --
                                                       2003      1.087          1.295                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.396                --
                                                       2005      1.197          1.287            12,329
                                                       2004      1.073          1.197                --
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.428                --
                                                       2005      1.195          1.284                --
                                                       2004      1.066          1.195                --
                                                       2003      1.000          1.066                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.027          1.186                --
                                                       2005      1.043          1.027                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.549          1.644            11,017
                                                       2005      1.514          1.549            11,026
                                                       2004      1.391          1.514            62,706
                                                       2003      1.000          1.391            59,353

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.493          1.726                --
                                                       2005      1.383          1.493           109,097
                                                       2004      1.258          1.383           105,589
                                                       2003      1.000          1.258            95,642

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.179          2.725             6,749
                                                       2005      1.751          2.179             6,751
                                                       2004      1.438          1.751             6,753
                                                       2003      1.000          1.438             6,755

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.744          2.067            33,123
                                                       2005      1.621          1.744            33,803
                                                       2004      1.401          1.621            51,302
                                                       2003      1.000          1.401            38,721

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.656          1.970                --
                                                       2005      1.558          1.656            56,292
                                                       2004      1.376          1.558                --
                                                       2003      1.114          1.376                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.687          1.867            20,803
                                                       2005      1.543          1.687            20,803
                                                       2004      1.312          1.543            20,803
                                                       2003      1.000          1.312            20,803

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.511          1.684                --
                                                       2005      1.488          1.511            16,625
                                                       2004      1.327          1.488            16,625
                                                       2003      1.000          1.327            16,625

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.190          1.371                --
                                                       2005      1.222          1.190                --
                                                       2004      1.210          1.222                --
                                                       2003      1.000          1.210                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.367          1.432             6,174
                                                       2005      1.317          1.367             6,174
                                                       2004      1.311          1.317             6,174
                                                       2003      1.000          1.311             6,174

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.656          1.825            41,685
                                                       2005      1.616          1.656            41,688
                                                       2004      1.432          1.616            41,691
                                                       2003      1.000          1.432            41,692

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.504          1.734             8,989
                                                       2005      1.480          1.504             8,989
                                                       2004      1.400          1.480            13,687
                                                       2003      1.000          1.400             8,989

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.482          1.711             9,571
                                                       2005      1.425          1.482             9,314
                                                       2004      1.322          1.425            14,278
                                                       2003      1.000          1.322             9,314

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.755          1.933                --
                                                       2005      1.714          1.755                --
                                                       2004      1.525          1.714                --
                                                       2003      1.000          1.525                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.318          1.477            28,773
                                                       2005      1.294          1.318            28,788
                                                       2004      1.219          1.294            38,022
                                                       2003      1.000          1.219            25,810

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.119          1.151                --
                                                       2005      1.117          1.119                --
                                                       2004      1.072          1.117                --
                                                       2003      1.000          1.072                --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.378          1.549                --
                                                       2005      1.354          1.378                --
                                                       2004      1.258          1.354                --
                                                       2003      1.000          1.258                --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.516          1.729            99,295
                                                       2005      1.482          1.516            99,322
                                                       2004      1.403          1.482           163,060
                                                       2003      1.000          1.403           157,661

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.983          1.000            42,986
                                                       2005      0.984          0.983            43,669
                                                       2004      0.996          0.984            43,669
                                                       2003      1.000          0.996                --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.517          1.611           164,514
                                                       2005      1.391          1.517           156,600
                                                       2004      1.296          1.391           221,953
                                                       2003      1.000          1.296           464,579

  LMPVPIII High Income Subaccount (3/03).............  2006      1.275          1.381           231,296
                                                       2005      1.273          1.275           231,620
                                                       2004      1.180          1.273           231,626
                                                       2003      1.000          1.180            82,698

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.387          1.416            23,610
                                                       2005      1.350          1.387            23,623
                                                       2004      1.378          1.350            23,637
                                                       2003      1.000          1.378            23,643

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.474          1.652            10,584
                                                       2005      1.394          1.474            10,585
                                                       2004      1.293          1.394            13,466
                                                       2003      1.000          1.293             9,646

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.975          0.996           122,479
                                                       2005      0.971          0.975           157,453
                                                       2004      0.986          0.971           190,634
                                                       2003      1.000          0.986                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.370          1.520           863,782
                                                       2005      1.333          1.370           908,667
                                                       2004      1.280          1.333         1,140,132
                                                       2003      1.000          1.280           855,269

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.237          1.335           189,482
                                                       2005      1.216          1.237           189,530
                                                       2004      1.186          1.216           189,579
                                                       2003      1.000          1.186           111,404

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.460          1.642            53,496
                                                       2005      1.403          1.460            53,496
                                                       2004      1.304          1.403            53,496
                                                       2003      1.000          1.304            48,854

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.331          1.459             5,747
                                                       2005      1.316          1.331             5,754
                                                       2004      1.263          1.316            23,455
                                                       2003      1.000          1.263                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.371          1.569           190,419
                                                       2005      1.360          1.371           190,476
                                                       2004      1.236          1.360           174,071
                                                       2003      1.000          1.236           139,106

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.601          1.755            55,742
                                                       2005      1.515          1.601            54,182
                                                       2004      1.251          1.515            46,407
                                                       2003      1.000          1.251            17,038

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.586          1.670                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.080          1.186                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.828          2.003            66,073

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.639          1.671            19,871

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.070           153,472

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.066                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.471          1.446                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.227          1.212                --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.249          1.373            13,141

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.214                --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.436          1.536            22,546

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.109          1.098                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.110          1.143                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.023            27,917

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.554          1.509            32,627

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.053           156,554

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.383                --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.384          1.396            50,226

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.509          1.539            33,685

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.055                --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.037                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.049            38,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.054                --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.312          1.395           232,698

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.045           116,325

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.063            74,146

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.103          1.084            78,205
                                                       2005      1.107          1.103            66,145
                                                       2004      1.041          1.107            73,363
                                                       2003      1.000          1.041            35,253

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.042          1.056           356,273
                                                       2005      1.042          1.042           356,509
                                                       2004      1.017          1.042           371,236
                                                       2003      1.000          1.017           209,026

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.706          2.127            21,699
                                                       2005      1.557          1.706            21,699
                                                       2004      1.373          1.557            21,699
                                                       2003      1.000          1.373            21,699

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.982          2.269             6,809
                                                       2005      1.896          1.982             6,812
                                                       2004      1.539          1.896             6,816
                                                       2003      1.000          1.539             6,816

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.385          1.471                --
                                                       2005      1.305          1.385                --
                                                       2004      1.255          1.305                --
                                                       2003      1.000          1.255                --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.440          1.509                --
                                                       2005      1.411          1.440            33,685
                                                       2004      1.316          1.411            33,692
                                                       2003      1.000          1.316            24,196

  Travelers Large Cap Subaccount (7/03)..............  2006      1.347          1.384                --
                                                       2005      1.269          1.347            27,164
                                                       2004      1.220          1.269            27,182
                                                       2003      1.000          1.220            17,177

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087                --
                                                       2005      0.975          1.025                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007                --
                                                       2005      1.000          1.006                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.069                --
                                                       2005      1.000          1.035            38,208

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.090                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.038                --
                                                       2005      1.013          1.021                --

  Travelers Managed Income Subaccount (3/03).........  2006      1.032          1.020                --
                                                       2005      1.043          1.032           166,341
                                                       2004      1.039          1.043           183,173
                                                       2003      1.000          1.039            84,755

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.498          1.586                --
                                                       2005      1.369          1.498                --
                                                       2004      1.210          1.369                --
                                                       2003      1.000          1.210                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.473          1.554                --
                                                       2005      1.464          1.473            32,627
                                                       2004      1.314          1.464                --
                                                       2003      1.162          1.314                --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.274          1.312                --
                                                       2005      1.268          1.274           225,717
                                                       2004      1.165          1.268            95,802
                                                       2003      1.000          1.165            99,032

  Travelers MFS Value Subaccount (7/04)..............  2006      1.159          1.249                --
                                                       2005      1.115          1.159            10,687
                                                       2004      0.995          1.115                --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.595          1.828                --
                                                       2005      1.492          1.595            66,385
                                                       2004      1.320          1.492            66,388
                                                       2003      1.000          1.320            28,922

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.357          1.436                --
                                                       2005      1.311          1.357            23,638
                                                       2004      1.209          1.311             7,631
                                                       2003      1.000          1.209                --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.049                --
                                                       2005      1.000          0.999                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.102          1.110                --
                                                       2005      1.088          1.102                --
                                                       2004      1.015          1.088                --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.357          1.412                --
                                                       2005      1.362          1.357            24,271
                                                       2004      1.266          1.362            22,624
                                                       2003      1.000          1.266            22,626

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.069          1.227                --
                                                       2005      1.000          1.069                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.978          1.119                --
                                                       2005      1.000          0.978                --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.306          1.352                --
                                                       2005      1.241          1.306                --
                                                       2004      1.224          1.241                --
                                                       2003      1.000          1.224                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.332          1.338            17,119
                                                       2005      1.264          1.332            17,391
                                                       2004      1.210          1.264            17,391
                                                       2003      1.000          1.210                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.648          1.796                --
                                                       2005      1.445          1.648                --
                                                       2004      1.283          1.445                --
                                                       2003      1.000          1.283                --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.014          2.210            14,561
                                                       2005      1.748          2.014            14,629
                                                       2004      1.436          1.748             3,711
                                                       2003      1.000          1.436             3,716

                         SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.191          1.242             --
                                                       2005      1.167          1.191             --
                                                       2004      1.075          1.167             --
                                                       2003      1.000          1.075             --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.223          1.186             --
                                                       2005      1.091          1.223             --
                                                       2004      1.032          1.091             --
                                                       2003      1.000          1.032             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.312          1.542             --
                                                       2005      1.179          1.312             --
                                                       2004      1.064          1.179             --
                                                       2003      1.000          1.064             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.298          1.397             --
                                                       2005      1.145          1.298             --
                                                       2004      1.043          1.145             --
                                                       2003      1.000          1.043             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.181          1.327             --
                                                       2005      1.143          1.181             --
                                                       2004      1.061          1.143             --
                                                       2003      1.000          1.061             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.423          1.404             --
                                                       2005      1.234          1.423             --
                                                       2004      1.058          1.234             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.411          1.826             --
                                                       2005      1.349          1.411             --
                                                       2004      1.052          1.349             --
                                                       2003      1.000          1.052             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.286          1.394             --
                                                       2005      1.196          1.286             --
                                                       2004      1.073          1.196             --
                                                       2003      1.050          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.283          1.426             --
                                                       2005      1.194          1.283             --
                                                       2004      1.066          1.194             --
                                                       2003      1.057          1.066             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.027          1.185             --
                                                       2005      1.043          1.027             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.147          1.216             --
                                                       2005      1.121          1.147             --
                                                       2004      1.031          1.121             --
                                                       2003      1.000          1.031             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.250          1.444             --
                                                       2005      1.158          1.250             --
                                                       2004      1.054          1.158             --
                                                       2003      1.000          1.054             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.638          2.047             --
                                                       2005      1.317          1.638             --
                                                       2004      1.082          1.317             --
                                                       2003      1.000          1.082             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.325          1.570             --
                                                       2005      1.232          1.325             --
                                                       2004      1.065          1.232             --
                                                       2003      1.000          1.065             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.296          1.541             --
                                                       2005      1.220          1.296             --
                                                       2004      1.077          1.220             --
                                                       2003      1.000          1.077             --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.331          1.472             --
                                                       2005      1.217          1.331             --
                                                       2004      1.035          1.217             --
                                                       2003      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.192          1.328             --
                                                       2005      1.175          1.192             --
                                                       2004      1.048          1.175             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.027          1.182             --
                                                       2005      1.054          1.027             --
                                                       2004      1.045          1.054             --
                                                       2003      1.000          1.045             --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.068          1.119             --
                                                       2005      1.029          1.068             --
                                                       2004      1.025          1.029             --
                                                       2003      1.000          1.025             --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.212          1.335             --
                                                       2005      1.184          1.212             --
                                                       2004      1.050          1.184             --
                                                       2003      1.000          1.050             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.144          1.319             --
                                                       2005      1.127          1.144             --
                                                       2004      1.066          1.127             --
                                                       2003      1.000          1.066             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.199          1.383             --
                                                       2005      1.153          1.199             --
                                                       2004      1.070          1.153             --
                                                       2003      1.000          1.070             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.208          1.330             --
                                                       2005      1.180          1.208             --
                                                       2004      1.051          1.180             --
                                                       2003      1.000          1.051             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.144          1.281             --
                                                       2005      1.124          1.144             --
                                                       2004      1.059          1.124             --
                                                       2003      1.000          1.059             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.066          1.097             --
                                                       2005      1.065          1.066             --
                                                       2004      1.023          1.065             --
                                                       2003      1.000          1.023             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.160          1.303             --
                                                       2005      1.140          1.160             --
                                                       2004      1.060          1.140             --
                                                       2003      1.000          1.060             --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.153          1.314             --
                                                       2005      1.127          1.153             --
                                                       2004      1.067          1.127             --
                                                       2003      1.000          1.067             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.985          1.001             --
                                                       2005      0.986          0.985             --
                                                       2004      0.999          0.986             --
                                                       2003      1.000          0.999             --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.256          1.333             --
                                                       2005      1.153          1.256             --
                                                       2004      1.074          1.153             --
                                                       2003      1.000          1.074             --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.116          1.209             --
                                                       2005      1.115          1.116             --
                                                       2004      1.034          1.115             --
                                                       2003      1.000          1.034             --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.047          1.069             --
                                                       2005      1.020          1.047             --
                                                       2004      1.042          1.020             --
                                                       2003      1.000          1.042             --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.179          1.321             --
                                                       2005      1.115          1.179             --
                                                       2004      1.035          1.115             --
                                                       2003      1.000          1.035             --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.985          1.006             --
                                                       2005      0.982          0.985             --
                                                       2004      0.997          0.982             --
                                                       2003      1.000          0.997             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.137          1.261             --
                                                       2005      1.107          1.137             --
                                                       2004      1.064          1.107             --
                                                       2003      1.000          1.064             --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.091          1.176             --
                                                       2005      1.072          1.091             --
                                                       2004      1.046          1.072             --
                                                       2003      1.000          1.046             --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.197          1.345             --
                                                       2005      1.151          1.197             --
                                                       2004      1.070          1.151             --
                                                       2003      1.000          1.070             --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.117          1.223             --
                                                       2005      1.105          1.117             --
                                                       2004      1.061          1.105             --
                                                       2003      1.000          1.061             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.191          1.363             --
                                                       2005      1.182          1.191             --
                                                       2004      1.075          1.182             --
                                                       2003      1.000          1.075             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.379          1.510             --
                                                       2005      1.305          1.379             --
                                                       2004      1.078          1.305             --
                                                       2003      1.000          1.078             --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.359          1.431             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.079          1.185             --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.493          1.636             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.404          1.431             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.070             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.066             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.217          1.195             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.227          1.211             --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.248          1.371             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.213             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.257          1.344             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.108          1.097             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.109          1.142             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.023             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.204          1.168             --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.027             --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.167             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.193          1.202             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.214          1.238             --

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.054             --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.037             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.043             --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.048             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.053             --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.183          1.257             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.045             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.063             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.074          1.055             --
                                                       2005      1.078          1.074             --
                                                       2004      1.014          1.078             --
                                                       2003      1.000          1.014             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.038          1.052             --
                                                       2005      1.038          1.038             --
                                                       2004      1.015          1.038             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.358          1.692             --
                                                       2005      1.240          1.358             --
                                                       2004      1.094          1.240             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.387          1.588             --
                                                       2005      1.328          1.387             --
                                                       2004      1.078          1.328             --
                                                       2003      1.000          1.078             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.146          1.217             --
                                                       2005      1.080          1.146             --
                                                       2004      1.039          1.080             --
                                                       2003      1.000          1.039             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.158          1.214             --
                                                       2005      1.136          1.158             --
                                                       2004      1.060          1.136             --
                                                       2003      1.000          1.060             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.161          1.193             --
                                                       2005      1.094          1.161             --
                                                       2004      1.053          1.094             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.086             --
                                                       2005      0.975          1.024             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007             --
                                                       2005      1.000          1.006             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.069             --
                                                       2005      1.000          1.035             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.090             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.038             --
                                                       2005      1.013          1.021             --

  Travelers Managed Income Subaccount (3/03).........  2006      1.007          0.995             --
                                                       2005      1.018          1.007             --
                                                       2004      1.015          1.018             --
                                                       2003      1.000          1.015             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.284          1.359             --
                                                       2005      1.174          1.284             --
                                                       2004      1.038          1.174             --
                                                       2003      1.000          1.038             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.141          1.204             --
                                                       2005      1.134          1.141             --
                                                       2004      1.019          1.134             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.149          1.183             --
                                                       2005      1.143          1.149             --
                                                       2004      1.051          1.143             --
                                                       2003      1.000          1.051             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.158          1.248             --
                                                       2005      1.114          1.158             --
                                                       2004      0.995          1.114             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.303          1.493             --
                                                       2005      1.219          1.303             --
                                                       2004      1.080          1.219             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.188          1.257             --
                                                       2005      1.149          1.188             --
                                                       2004      1.059          1.149             --
                                                       2003      1.000          1.059             --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.048             --
                                                       2005      1.000          0.999             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.101          1.109             --
                                                       2005      1.088          1.101             --
                                                       2004      1.015          1.088             --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.142          1.189             --
                                                       2005      1.147          1.142             --
                                                       2004      1.067          1.147             --
                                                       2003      1.000          1.067             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.069          1.227             --
                                                       2005      1.000          1.069             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.978          1.118             --
                                                       2005      1.000          0.978             --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.103          1.142             --
                                                       2005      1.048          1.103             --
                                                       2004      1.034          1.048             --
                                                       2003      1.000          1.034             --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.110          1.114             --
                                                       2005      1.053          1.110             --
                                                       2004      1.009          1.053             --
                                                       2003      1.000          1.009             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.344          1.463             --
                                                       2005      1.178          1.344             --
                                                       2004      1.047          1.178             --
                                                       2003      1.000          1.047             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.512          1.658             --
                                                       2005      1.313          1.512             --
                                                       2004      1.079          1.313             --
                                                       2003      1.000          1.079             --

                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.446          1.507               --
                                                       2005      1.417          1.446               --
                                                       2004      1.306          1.417               --
                                                       2003      1.057          1.306               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.407          1.364               --
                                                       2005      1.256          1.407               --
                                                       2004      1.189          1.256               --
                                                       2003      1.100          1.189               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.682          1.976           13,482
                                                       2005      1.512          1.682           19,396
                                                       2004      1.366          1.512           12,575
                                                       2003      1.002          1.366            4,404

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.670          1.796          218,022
                                                       2005      1.474          1.670          218,830
                                                       2004      1.343          1.474           54,990
                                                       2003      1.012          1.343           20,944

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.460          1.641          246,704
                                                       2005      1.414          1.460          241,657
                                                       2004      1.314          1.414           57,717
                                                       2003      1.000          1.314           18,526

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.656          1.634               --
                                                       2005      1.437          1.656           11,889
                                                       2004      1.232          1.437           16,239
                                                       2003      1.087          1.232            4,262

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.733          2.242               --
                                                       2005      1.658          1.733            6,868
                                                       2004      1.294          1.658            7,184
                                                       2003      1.087          1.294            1,441

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.393               --
                                                       2005      1.195          1.284           32,924
                                                       2004      1.073          1.195           33,701
                                                       2003      1.049          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.425               --
                                                       2005      1.193          1.282               --
                                                       2004      1.066          1.193               --
                                                       2003      1.056          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.027          1.184               --
                                                       2005      1.042          1.027               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.545          1.638               --
                                                       2005      1.511          1.545               --
                                                       2004      1.390          1.511               --
                                                       2003      0.992          1.390               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.489          1.719               --
                                                       2005      1.381          1.489           22,508
                                                       2004      1.257          1.381           22,850
                                                       2003      1.044          1.257           15,059

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.173          2.715            6,448
                                                       2005      1.748          2.173            5,763
                                                       2004      1.437          1.748            5,173
                                                       2003      1.036          1.437            4,337

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.739          2.060           62,617
                                                       2005      1.618          1.739           65,886
                                                       2004      1.400          1.618               --
                                                       2003      1.106          1.400               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.652          1.963               --
                                                       2005      1.556          1.652            4,927
                                                       2004      1.375          1.556            3,779
                                                       2003      1.114          1.375            3,779

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.683          1.860               --
                                                       2005      1.540          1.683               --
                                                       2004      1.311          1.540               --
                                                       2003      1.000          1.311               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.507          1.678               --
                                                       2005      1.486          1.507            7,009
                                                       2004      1.326          1.486            7,329
                                                       2003      1.055          1.326               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.187          1.366               --
                                                       2005      1.219          1.187               --
                                                       2004      1.209          1.219               --
                                                       2003      1.041          1.209               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.363          1.427               --
                                                       2005      1.314          1.363               --
                                                       2004      1.310          1.314               --
                                                       2003      1.166          1.310               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.651          1.818               --
                                                       2005      1.614          1.651               --
                                                       2004      1.431          1.614               --
                                                       2003      1.205          1.431               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.499          1.727               --
                                                       2005      1.477          1.499            6,678
                                                       2004      1.399          1.477            6,984
                                                       2003      1.013          1.399            1,350

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.478          1.705               --
                                                       2005      1.422          1.478            7,044
                                                       2004      1.321          1.422            7,368
                                                       2003      0.970          1.321               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.751          1.925            4,386
                                                       2005      1.711          1.751            4,386
                                                       2004      1.524          1.711            4,787
                                                       2003      1.138          1.524            2,732

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.314          1.472               --
                                                       2005      1.292          1.314               --
                                                       2004      1.218          1.292               --
                                                       2003      1.008          1.218               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.116          1.147               --
                                                       2005      1.115          1.116               --
                                                       2004      1.071          1.115               --
                                                       2003      1.012          1.071               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.374          1.543           19,303
                                                       2005      1.352          1.374           19,303
                                                       2004      1.257          1.352           19,303
                                                       2003      1.051          1.257           19,303

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.512          1.723               --
                                                       2005      1.480          1.512               --
                                                       2004      1.402          1.480               --
                                                       2003      1.000          1.402               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.981          0.996               --
                                                       2005      0.983          0.981            3,567
                                                       2004      0.996          0.983            3,300
                                                       2003      0.999          0.996               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.512          1.605               --
                                                       2005      1.389          1.512               --
                                                       2004      1.295          1.389               --
                                                       2003      1.014          1.295               --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.271          1.376               --
                                                       2005      1.270          1.271               --
                                                       2004      1.179          1.270               --
                                                       2003      1.000          1.179               --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.383          1.411               --
                                                       2005      1.348          1.383               --
                                                       2004      1.377          1.348               --
                                                       2003      1.090          1.377               --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.470          1.646               --
                                                       2005      1.391          1.470               --
                                                       2004      1.292          1.391               --
                                                       2003      1.000          1.292               --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.972          0.992               --
                                                       2005      0.970          0.972               --
                                                       2004      0.985          0.970               --
                                                       2003      1.000          0.985               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.366          1.514           18,917
                                                       2005      1.331          1.366           18,917
                                                       2004      1.279          1.331               --
                                                       2003      1.000          1.279               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.234          1.330               --
                                                       2005      1.213          1.234               --
                                                       2004      1.185          1.213               --
                                                       2003      1.032          1.185               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.456          1.636               --
                                                       2005      1.401          1.456               --
                                                       2004      1.303          1.401               --
                                                       2003      0.973          1.303               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.327          1.453               --
                                                       2005      1.314          1.327               --
                                                       2004      1.262          1.314               --
                                                       2003      1.006          1.262               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.367          1.564            4,200
                                                       2005      1.357          1.367            4,200
                                                       2004      1.235          1.357            4,200
                                                       2003      1.026          1.235            5,744

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.597          1.748           13,750
                                                       2005      1.513          1.597           13,601
                                                       2004      1.250          1.513           15,612
                                                       2003      1.055          1.250            3,279

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.581          1.664            7,929

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.079          1.184               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.822          1.996            2,229

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.634          1.665            4,262

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.467          1.440            4,123

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.226          1.210               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.246          1.369            3,205

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.213               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.432          1.530               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.107          1.097               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.108          1.140               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.023            4,048

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.550          1.504            7,581

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.049               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.378               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.380          1.390           19,765

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.504          1.534           18,479

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.053               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.308          1.390           14,091

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.045           51,073

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.062               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.100          1.081            6,243
                                                       2005      1.105          1.100            7,480
                                                       2004      1.040          1.105            7,001
                                                       2003      1.019          1.040               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.039          1.052           44,965
                                                       2005      1.040          1.039           45,746
                                                       2004      1.017          1.040           45,739
                                                       2003      1.000          1.017           20,129

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.701          2.119               --
                                                       2005      1.555          1.701               --
                                                       2004      1.372          1.555               --
                                                       2003      1.000          1.372               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.976          2.261            4,315
                                                       2005      1.893          1.976            5,279
                                                       2004      1.538          1.893            4,707
                                                       2003      1.013          1.538            2,746

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.381          1.467               --
                                                       2005      1.303          1.381            4,123
                                                       2004      1.254          1.303            4,123
                                                       2003      1.064          1.254            4,123

  Travelers Equity Income Subaccount (3/03)..........  2006      1.436          1.504               --
                                                       2005      1.409          1.436           25,801
                                                       2004      1.315          1.409           26,137
                                                       2003      0.968          1.315           19,911

  Travelers Large Cap Subaccount (7/03)..............  2006      1.343          1.380               --
                                                       2005      1.267          1.343           19,765
                                                       2004      1.219          1.267           19,765
                                                       2003      1.119          1.219           19,765

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.086               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.006               --
                                                       2005      1.000          1.006               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.068               --
                                                       2005      1.000          1.035               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.089               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.037               --
                                                       2005      1.013          1.021               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.029          1.017               --
                                                       2005      1.041          1.029               --
                                                       2004      1.038          1.041               --
                                                       2003      1.000          1.038               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.493          1.581               --
                                                       2005      1.366          1.493            5,368
                                                       2004      1.209          1.366            5,858
                                                       2003      1.006          1.209            3,277

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.469          1.550               --
                                                       2005      1.461          1.469            4,904
                                                       2004      1.313          1.461            5,352
                                                       2003      1.162          1.313            4,392

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.271          1.308               --
                                                       2005      1.265          1.271           30,239
                                                       2004      1.164          1.265           30,887
                                                       2003      1.000          1.164           11,563

  Travelers MFS Value Subaccount (7/04)..............  2006      1.157          1.246               --
                                                       2005      1.114          1.157            3,218
                                                       2004      0.995          1.114            4,865

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.591          1.822               --
                                                       2005      1.489          1.591            1,194
                                                       2004      1.319          1.489               --
                                                       2003      1.085          1.319               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.353          1.432               --
                                                       2005      1.309          1.353               --
                                                       2004      1.208          1.309               --
                                                       2003      1.051          1.208               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.048               --
                                                       2005      1.000          0.999               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.100          1.108               --
                                                       2005      1.088          1.100            1,617
                                                       2004      1.014          1.088            1,587

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.353          1.408               --
                                                       2005      1.360          1.353               --
                                                       2004      1.265          1.360               --
                                                       2003      1.072          1.265               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.068          1.226               --
                                                       2005      1.000          1.068               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.977          1.118               --
                                                       2005      1.000          0.977               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.303          1.348               --
                                                       2005      1.239          1.303               --
                                                       2004      1.223          1.239               --
                                                       2003      1.119          1.223               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.328          1.333               --
                                                       2005      1.262          1.328               --
                                                       2004      1.209          1.262               --
                                                       2003      1.053          1.209               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.643          1.789               --
                                                       2005      1.442          1.643               --
                                                       2004      1.282          1.442               --
                                                       2003      1.000          1.282               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.008          2.202           57,459
                                                       2005      1.744          2.008           66,526
                                                       2004      1.435          1.744           10,039
                                                       2003      0.999          1.435               --

                         SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.442          1.502               --
                                                       2005      1.414          1.442            4,572
                                                       2004      1.305          1.414            4,572
                                                       2003      1.000          1.305               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.403          1.359               --
                                                       2005      1.254          1.403               --
                                                       2004      1.188          1.254               --
                                                       2003      1.000          1.188               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.677          1.968           43,407
                                                       2005      1.509          1.677           38,073
                                                       2004      1.365          1.509           56,327
                                                       2003      1.000          1.365           28,454

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.666          1.789          160,604
                                                       2005      1.471          1.666          305,426
                                                       2004      1.342          1.471          324,238
                                                       2003      1.000          1.342          213,259

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.456          1.635          223,643
                                                       2005      1.412          1.456          373,111
                                                       2004      1.313          1.412          361,056
                                                       2003      1.000          1.313          284,259

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.652          1.629               --
                                                       2005      1.434          1.652               --
                                                       2004      1.231          1.434               --
                                                       2003      1.087          1.231               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.728          2.234               --
                                                       2005      1.655          1.728               --
                                                       2004      1.293          1.655               --
                                                       2003      1.087          1.293               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282               --
                                                       2004      1.073          1.194               --
                                                       2003      1.000          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.000          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.026          1.182               --
                                                       2005      1.042          1.026               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.541          1.632           44,945
                                                       2005      1.509          1.541          182,082
                                                       2004      1.389          1.509          182,084
                                                       2003      1.000          1.389          103,605

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.485          1.713               --
                                                       2005      1.378          1.485           41,167
                                                       2004      1.256          1.378           38,643
                                                       2003      1.000          1.256           46,060

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.167          2.705            7,601
                                                       2005      1.745          2.167            7,607
                                                       2004      1.436          1.745            7,614
                                                       2003      1.000          1.436            7,622

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.734          2.052           54,725
                                                       2005      1.615          1.734          282,181
                                                       2004      1.398          1.615          239,597
                                                       2003      1.000          1.398          103,046

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.647          1.955               --
                                                       2005      1.553          1.647               --
                                                       2004      1.374          1.553               --
                                                       2003      1.113          1.374               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.678          1.853            7,103
                                                       2005      1.537          1.678            7,109
                                                       2004      1.309          1.537            7,115
                                                       2003      1.000          1.309            7,122

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.503          1.673               --
                                                       2005      1.483          1.503               --
                                                       2004      1.325          1.483               --
                                                       2003      1.000          1.325               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.184          1.360               --
                                                       2005      1.217          1.184               --
                                                       2004      1.209          1.217               --
                                                       2003      1.000          1.209               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.359          1.421               --
                                                       2005      1.312          1.359               --
                                                       2004      1.309          1.312           52,806
                                                       2003      1.000          1.309               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.646          1.811               --
                                                       2005      1.611          1.646               --
                                                       2004      1.430          1.611               --
                                                       2003      1.000          1.430               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.495          1.721            7,535
                                                       2005      1.475          1.495            7,535
                                                       2004      1.398          1.475            7,535
                                                       2003      1.000          1.398            7,535

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.474          1.698           12,069
                                                       2005      1.420          1.474           11,934
                                                       2004      1.320          1.420            4,716
                                                       2003      1.000          1.320            4,204

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.746          1.918               --
                                                       2005      1.708          1.746               --
                                                       2004      1.523          1.708           48,483
                                                       2003      1.000          1.523            5,421

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.311          1.466           97,838
                                                       2005      1.290          1.311          156,396
                                                       2004      1.217          1.290          150,745
                                                       2003      1.000          1.217           61,742

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.113          1.143               --
                                                       2005      1.113          1.113               --
                                                       2004      1.071          1.113               --
                                                       2003      1.000          1.071               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.371          1.538               --
                                                       2005      1.349          1.371               --
                                                       2004      1.256          1.349               --
                                                       2003      1.000          1.256               --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.508          1.716           63,571
                                                       2005      1.477          1.508           78,667
                                                       2004      1.401          1.477           75,024
                                                       2003      1.000          1.401           76,576

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.979          0.993               --
                                                       2005      0.982          0.979               --
                                                       2004      0.996          0.982               --
                                                       2003      1.000          0.996               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.508          1.599          115,440
                                                       2005      1.386          1.508          314,199
                                                       2004      1.294          1.386          318,665
                                                       2003      1.000          1.294          167,057

  LMPVPIII High Income Subaccount (3/03).............  2006      1.268          1.371           25,434
                                                       2005      1.268          1.268           25,434
                                                       2004      1.178          1.268           17,480
                                                       2003      1.000          1.178           13,312

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.379          1.406           53,818
                                                       2005      1.345          1.379           57,327
                                                       2004      1.376          1.345           49,178
                                                       2003      1.000          1.376           44,935

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.466          1.640               --
                                                       2005      1.389          1.466               --
                                                       2004      1.291          1.389               --
                                                       2003      1.000          1.291               --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.970          0.988               --
                                                       2005      0.968          0.970          360,719
                                                       2004      0.985          0.968               --
                                                       2003      1.000          0.985               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.362          1.508          412,074
                                                       2005      1.328          1.362          426,265
                                                       2004      1.278          1.328          406,771
                                                       2003      1.000          1.278          301,922

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.230          1.325               --
                                                       2005      1.211          1.230          123,032
                                                       2004      1.184          1.211          123,032
                                                       2003      1.000          1.184               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.452          1.629               --
                                                       2005      1.398          1.452               --
                                                       2004      1.302          1.398               --
                                                       2003      1.000          1.302               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.323          1.448          153,049
                                                       2005      1.312          1.323          160,549
                                                       2004      1.261          1.312          160,549
                                                       2003      1.000          1.261          103,223

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.363          1.558               --
                                                       2005      1.355          1.363               --
                                                       2004      1.235          1.355               --
                                                       2003      1.000          1.235               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.593          1.742               --
                                                       2005      1.510          1.593               --
                                                       2004      1.250          1.510               --
                                                       2003      1.000          1.250               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.576          1.658               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.077          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.817          1.988            6,192

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.629          1.659               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.069           67,201

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.462          1.435               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.225          1.208               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.212               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.428          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.106          1.095               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.022               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.545          1.498           11,263

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.045               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.372               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.376          1.385           12,957

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.499          1.528           32,034

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.052               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.304          1.384           21,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.044               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.062               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.097          1.077               --
                                                       2005      1.103          1.097               --
                                                       2004      1.039          1.103               --
                                                       2003      1.000          1.039               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.036          1.048          153,923
                                                       2005      1.038          1.036          222,995
                                                       2004      1.016          1.038          210,042
                                                       2003      1.000          1.016          211,805

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.697          2.111            8,962
                                                       2005      1.552          1.697            4,657
                                                       2004      1.371          1.552            4,754
                                                       2003      1.000          1.371            4,592

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.971          2.252               --
                                                       2005      1.890          1.971               --
                                                       2004      1.536          1.890               --
                                                       2003      1.000          1.536               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.378          1.462               --
                                                       2005      1.300          1.378               --
                                                       2004      1.253          1.300               --
                                                       2003      1.000          1.253               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.432          1.499               --
                                                       2005      1.406          1.432           83,746
                                                       2004      1.314          1.406           83,752
                                                       2003      1.000          1.314            4,973

  Travelers Large Cap Subaccount (7/03)..............  2006      1.339          1.376               --
                                                       2005      1.265          1.339           12,957
                                                       2004      1.219          1.265           12,957
                                                       2003      1.000          1.219           25,838

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.085               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.005          1.006               --
                                                       2005      1.000          1.005               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.034          1.067               --
                                                       2005      1.000          1.034               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.020          1.037               --
                                                       2005      1.012          1.020               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.026          1.013               --
                                                       2005      1.039          1.026               --
                                                       2004      1.037          1.039               --
                                                       2003      1.000          1.037               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.489          1.576               --
                                                       2005      1.364          1.489               --
                                                       2004      1.208          1.364               --
                                                       2003      1.000          1.208               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.465          1.545               --
                                                       2005      1.459          1.465           11,157
                                                       2004      1.312          1.459               --
                                                       2003      1.161          1.312               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.267          1.304               --
                                                       2005      1.263          1.267           21,180
                                                       2004      1.163          1.263           13,242
                                                       2003      1.000          1.163            8,981

  Travelers MFS Value Subaccount (7/04)..............  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      0.994          1.113               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.587          1.817               --
                                                       2005      1.487          1.587            6,192
                                                       2004      1.318          1.487            6,192
                                                       2003      1.000          1.318           12,320

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.350          1.428               --
                                                       2005      1.307          1.350               --
                                                       2004      1.207          1.307           43,393
                                                       2003      1.000          1.207               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.998          1.047               --
                                                       2005      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      1.014          1.087           28,951

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.350          1.404               --
                                                       2005      1.357          1.350               --
                                                       2004      1.264          1.357               --
                                                       2003      1.000          1.264               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.068          1.225               --
                                                       2005      1.000          1.068               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.977          1.117               --
                                                       2005      1.000          0.977               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.299          1.344               --
                                                       2005      1.237          1.299               --
                                                       2004      1.222          1.237               --
                                                       2003      1.000          1.222               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.325          1.328               --
                                                       2005      1.260          1.325               --
                                                       2004      1.208          1.260               --
                                                       2003      1.000          1.208               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.639          1.782           45,821
                                                       2005      1.439          1.639           44,885
                                                       2004      1.281          1.439           37,872
                                                       2003      1.000          1.281           33,217

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.003          2.193           35,867
                                                       2005      1.741          2.003           37,911
                                                       2004      1.434          1.741           84,851
                                                       2003      1.000          1.434           15,148




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.431          1.395               --
                                                       2005      1.270          1.431               --
                                                       2004      1.194          1.270               --
                                                       2003      1.000          1.194               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.710          2.021           13,795
                                                       2005      1.528          1.710           12,136
                                                       2004      1.372          1.528           12,138
                                                       2003      1.000          1.372              711

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.698          1.837           36,026
                                                       2005      1.490          1.698           55,975
                                                       2004      1.349          1.490           59,111
                                                       2003      1.000          1.349            9,400

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.485          1.678           75,628
                                                       2005      1.430          1.485           97,006
                                                       2004      1.320          1.430           89,781
                                                       2003      1.000          1.320           16,781

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.684          1.665               --
                                                       2005      1.452          1.684               --
                                                       2004      1.238          1.452               --
                                                       2003      1.000          1.238               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.762          2.293               --
                                                       2005      1.676          1.762           11,753
                                                       2004      1.300          1.676           11,753
                                                       2003      1.000          1.300               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.279          1.462               --
                                                       2005      1.249          1.279               --
                                                       2004      1.211          1.249               --
                                                       2003      1.000          1.211               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.505          1.533            9,458
                                                       2005      1.450          1.505            9,620
                                                       2004      1.327          1.450           15,658
                                                       2003      1.000          1.327            7,264

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.413               --
                                                       2005      1.203          1.301           71,721
                                                       2004      1.074          1.203           72,303
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.298          1.446               --
                                                       2005      1.201          1.298            5,014
                                                       2004      1.067          1.201            5,014
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.514          1.759               --
                                                       2005      1.396          1.514               --
                                                       2004      1.263          1.396            4,721
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.208          2.775            5,952
                                                       2005      1.766          2.208            5,335
                                                       2004      1.443          1.766            5,335
                                                       2003      1.000          1.443               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.768          2.107               --
                                                       2005      1.635          1.768               --
                                                       2004      1.406          1.635               --
                                                       2003      1.107          1.406               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.679          2.007               --
                                                       2005      1.572          1.679            5,437
                                                       2004      1.381          1.572            5,837
                                                       2003      1.000          1.381               --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.060          1.083               --
                                                       2005      1.066          1.060           32,255
                                                       2004      1.007          1.066           29,092

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.259          1.299               --
                                                       2005      1.191          1.259               --
                                                       2004      1.121          1.191               --
                                                       2003      1.000          1.121               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.485          1.549               --
                                                       2005      1.347          1.485               --
                                                       2004      1.202          1.347               --
                                                       2003      1.000          1.202               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.540          1.629               --
                                                       2005      1.407          1.540               --
                                                       2004      1.426          1.407               --
                                                       2003      1.000          1.426               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.369          1.585            1,202
                                                       2005      1.322          1.369            1,204
                                                       2004      1.289          1.322            1,206
                                                       2003      1.000          1.289              741

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.531          1.714               --
                                                       2005      1.501          1.531           20,711
                                                       2004      1.331          1.501           15,033
                                                       2003      1.000          1.331               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.525          1.767               --
                                                       2005      1.493          1.525               --
                                                       2004      1.405          1.493               --
                                                       2003      1.000          1.405               --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.503          1.744               --
                                                       2005      1.438          1.503               --
                                                       2004      1.327          1.438               --
                                                       2003      1.000          1.327               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.411          1.443            2,468
                                                       2005      1.367          1.411            2,756
                                                       2004      1.386          1.367            2,959
                                                       2003      1.000          1.386               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.780          1.969               --
                                                       2005      1.729          1.780               --
                                                       2004      1.531          1.729               --
                                                       2003      1.000          1.531               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.544          1.682           11,519
                                                       2005      1.432          1.544           11,174
                                                       2004      1.337          1.432           11,588
                                                       2003      1.000          1.337               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.397          1.579            9,020
                                                       2005      1.366          1.397            9,020
                                                       2004      1.263          1.366            9,020
                                                       2003      1.000          1.263            9,020

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.391          1.534               --
                                                       2005      1.368          1.391               --
                                                       2004      1.286          1.368               --
                                                       2003      1.000          1.286               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.995          1.016           17,703
                                                       2005      0.990          0.995           14,699
                                                       2004      0.998          0.990           14,699
                                                       2003      1.000          0.998               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.389          1.598            2,751
                                                       2005      1.371          1.389            3,073
                                                       2004      1.240          1.371            3,299
                                                       2003      1.000          1.240               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787           44,618
                                                       2005      1.528          1.623           51,768
                                                       2004      1.255          1.528           53,164
                                                       2003      1.000          1.255            1,156

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.095          1.129               --
                                                       2005      1.075          1.095               --
                                                       2004      0.994          1.075               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.855          1.763               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.292          1.359           28,964

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.611          1.702           30,522

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.087          1.195               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.856          2.041           22,469

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.665          1.703               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.129          1.190               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.308          1.368           22,531

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.971          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.494          1.473            9,896

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.391               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           12,982

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.458          1.564               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.117          1.106               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.159               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           36,599

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.579          1.538           28,914

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.031          1.069           86,316

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.020               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.406          1.422               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.532          1.569           24,010

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.332          1.421           10,963

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049          109,642

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.083          1.148           33,514

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.034          1.068               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.991          0.999               --
                                                       2005      0.982          0.991               --
                                                       2004      0.991          0.982               --
                                                       2003      1.000          0.991           27,113

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.110          1.172               --
                                                       2005      1.070          1.110               --
                                                       2004      0.994          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.118          1.105           23,260
                                                       2005      1.116          1.118           21,299
                                                       2004      1.044          1.116           21,827
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.057          1.077           56,056
                                                       2005      1.051          1.057           53,657
                                                       2004      1.021          1.051           65,746
                                                       2003      1.000          1.021           35,382

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.730          2.168               --
                                                       2005      1.571          1.730               --
                                                       2004      1.378          1.571            4,401
                                                       2003      1.000          1.378               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      2.009          2.312           13,084
                                                       2005      1.913          2.009           11,970
                                                       2004      1.545          1.913           12,145
                                                       2003      1.000          1.545               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.405          1.494               --
                                                       2005      1.316          1.405            9,896
                                                       2004      1.260          1.316               --
                                                       2003      1.000          1.260               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.228          1.308               --
                                                       2005      1.247          1.228           25,966
                                                       2004      1.196          1.247           32,915
                                                       2003      1.000          1.196            9,885

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.701          1.855               --
                                                       2005      1.541          1.701               --
                                                       2004      1.349          1.541               --
                                                       2003      1.000          1.349               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.460          1.532               --
                                                       2005      1.424          1.460           30,496
                                                       2004      1.321          1.424           32,306
                                                       2003      1.000          1.321            9,227

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.262          1.292               --
                                                       2005      1.254          1.262           29,640
                                                       2004      1.158          1.254           36,005
                                                       2003      1.000          1.158            8,551

  Travelers Federated Stock Subaccount (11/03).......  2006      1.449          1.499               --
                                                       2005      1.403          1.449               --
                                                       2004      1.293          1.403               --
                                                       2003      1.000          1.293               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.366          1.406               --
                                                       2005      1.280          1.366               --
                                                       2004      1.225          1.280               --
                                                       2003      1.000          1.225               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.090               --
                                                       2005      0.976          1.026               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.011               --
                                                       2005      1.000          1.008               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.074               --
                                                       2005      1.000          1.038               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.051          1.095               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.024          1.043               --
                                                       2005      1.013          1.024               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.518          1.611               --
                                                       2005      1.381          1.518           30,854
                                                       2004      1.215          1.381           32,147
                                                       2003      1.000          1.215               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.493          1.579               --
                                                       2005      1.477          1.493           61,785
                                                       2004      1.319          1.477           53,400
                                                       2003      1.000          1.319               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.292          1.332               --
                                                       2005      1.279          1.292           14,614
                                                       2004      1.169          1.279           15,320
                                                       2003      1.000          1.169           14,782

  Travelers MFS Value Subaccount (7/04)..............  2006      1.168          1.261               --
                                                       2005      1.118          1.168               --
                                                       2004      0.996          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.618          1.856               --
                                                       2005      1.505          1.618           22,469
                                                       2004      1.325          1.505           23,101
                                                       2003      1.000          1.325            2,207

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.375          1.458               --
                                                       2005      1.322          1.375               --
                                                       2004      1.213          1.322               --
                                                       2003      1.000          1.213               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.111          1.121               --
                                                       2005      1.092          1.111               --
                                                       2004      1.016          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.042          1.031               --
                                                       2005      1.045          1.042           84,199
                                                       2004      1.031          1.045           86,357
                                                       2003      1.000          1.031           18,387

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.376          1.434               --
                                                       2005      1.374          1.376               --
                                                       2004      1.271          1.374               --
                                                       2003      1.000          1.271               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.074          1.034               --
                                                       2005      1.049          1.074               --
                                                       2004      1.009          1.049               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.545          1.760            8,502
                                                       2005      1.513          1.545            8,502
                                                       2004      1.313          1.513           11,233
                                                       2003      1.000          1.313            3,965

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.324          1.387               --
                                                       2005      1.251          1.324               --
                                                       2004      1.228          1.251               --
                                                       2003      1.000          1.228               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.650          1.805            1,211
                                                       2005      1.442          1.650            1,213
                                                       2004      1.276          1.442            1,215
                                                       2003      1.000          1.276              747

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.472          1.644               --
                                                       2005      1.243          1.472               --
                                                       2004      1.251          1.243               --
                                                       2003      1.000          1.251               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.042          2.252               --
                                                       2005      1.763          2.042               --
                                                       2004      1.441          1.763               --
                                                       2003      1.000          1.441               --

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.236          1.205              --
                                                       2005      1.098          1.236              --
                                                       2004      1.033          1.098              --
                                                       2003      1.000          1.033              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.326          1.566           5,057
                                                       2005      1.185          1.326           6,294
                                                       2004      1.065          1.185              --
                                                       2003      1.000          1.065              --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.312          1.419           3,749
                                                       2005      1.152          1.312              --
                                                       2004      1.044          1.152              --
                                                       2003      1.000          1.044              --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.193          1.348           4,152
                                                       2005      1.150          1.193           6,460
                                                       2004      1.062          1.150              --
                                                       2003      1.000          1.062              --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.438          1.421              --
                                                       2005      1.241          1.438              --
                                                       2004      1.058          1.241              --
                                                       2003      1.000          1.058              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.426          1.855              --
                                                       2005      1.357          1.426              --
                                                       2004      1.053          1.357              --
                                                       2003      1.000          1.053              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.117          1.276              --
                                                       2005      1.091          1.117              --
                                                       2004      1.059          1.091              --
                                                       2003      1.000          1.059              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.177          1.197              --
                                                       2005      1.134          1.177              --
                                                       2004      1.038          1.134              --
                                                       2003      1.000          1.038              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.300          1.412              --
                                                       2005      1.203          1.300           4,617
                                                       2004      1.074          1.203              --
                                                       2003      1.050          1.074              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.444              --
                                                       2005      1.201          1.297              --
                                                       2004      1.067          1.201              --
                                                       2003      1.057          1.067              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.263          1.467              --
                                                       2005      1.165          1.263              --
                                                       2004      1.055          1.165              --
                                                       2003      1.000          1.055              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.655          2.079              --
                                                       2005      1.324          1.655              --
                                                       2004      1.083          1.324              --
                                                       2003      1.000          1.083              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.339          1.595              --
                                                       2005      1.239          1.339              --
                                                       2004      1.066          1.239              --
                                                       2003      1.000          1.066              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.310          1.565              --
                                                       2005      1.227          1.310              --
                                                       2004      1.078          1.227              --
                                                       2003      1.000          1.078              --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.059          1.082              --
                                                       2005      1.066          1.059              --
                                                       2004      1.007          1.066              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.161          1.198              --
                                                       2005      1.099          1.161              --
                                                       2004      1.035          1.099              --
                                                       2003      1.000          1.035              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.350          1.408              --
                                                       2005      1.226          1.350              --
                                                       2004      1.094          1.226              --
                                                       2003      1.000          1.094              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.085          1.148              --
                                                       2005      0.992          1.085              --
                                                       2004      1.006          0.992              --
                                                       2003      1.000          1.006              --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.125          1.301              --
                                                       2005      1.086          1.125              --
                                                       2004      1.060          1.086              --
                                                       2003      1.000          1.060              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.205          1.348              --
                                                       2005      1.182          1.205              --
                                                       2004      1.049          1.182              --
                                                       2003      1.000          1.049              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.156          1.339              --
                                                       2005      1.133          1.156              --
                                                       2004      1.067          1.133              --
                                                       2003      1.000          1.067              --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.211          1.405              --
                                                       2005      1.159          1.211              --
                                                       2004      1.071          1.159              --
                                                       2003      1.000          1.071              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.060          1.083              --
                                                       2005      1.027          1.060              --
                                                       2004      1.042          1.027              --
                                                       2003      1.000          1.042              --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.221          1.351              --
                                                       2005      1.187          1.221              --
                                                       2004      1.051          1.187              --
                                                       2003      1.000          1.051              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.232          1.342              --
                                                       2005      1.143          1.232              --
                                                       2004      1.069          1.143              --
                                                       2003      1.000          1.069              --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.172          1.324              --
                                                       2005      1.147          1.172              --
                                                       2004      1.061          1.147              --
                                                       2003      1.000          1.061              --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.151          1.268              --
                                                       2005      1.132          1.151              --
                                                       2004      1.065          1.132              --
                                                       2003      1.000          1.065              --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.017              --
                                                       2005      0.992          0.996              --
                                                       2004      1.000          0.992              --
                                                       2003      1.000          1.000              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.204          1.385              --
                                                       2005      1.189          1.204              --
                                                       2004      1.076          1.189              --
                                                       2003      1.000          1.076              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.534             890
                                                       2005      1.313          1.393           1,378
                                                       2004      1.079          1.313              --
                                                       2003      1.000          1.079              --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.094          1.127              --
                                                       2005      1.074          1.094              --
                                                       2004      0.994          1.074              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.425          1.354              --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.143          1.202              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.376          1.454              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.086          1.194              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.511          1.661              --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.421          1.454              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.127          1.189              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.141          1.193              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.971          1.069              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.232          1.214              --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217              --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.273          1.365              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.116          1.105              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.157              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.219          1.187              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.015          1.052              --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026              --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.208          1.221              --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.229          1.257              --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058              --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047              --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.197          1.277              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           4,044

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.082          1.147              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.033          1.067              --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.005              --
                                                       2005      0.989          0.998              --
                                                       2004      0.998          0.989              --
                                                       2003      1.000          0.998              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.110          1.171              --
                                                       2005      1.070          1.110              --
                                                       2004      0.994          1.070              --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.085          1.072              --
                                                       2005      1.084          1.085              --
                                                       2004      1.015          1.084              --
                                                       2003      1.000          1.015              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.049          1.068           3,574
                                                       2005      1.044          1.049           5,253
                                                       2004      1.015          1.044              --
                                                       2003      1.000          1.015              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.372          1.719              --
                                                       2005      1.247          1.372              --
                                                       2004      1.094          1.247              --
                                                       2003      1.000          1.094              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.402          1.613              --
                                                       2005      1.335          1.402              --
                                                       2004      1.079          1.335              --
                                                       2003      1.000          1.079              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.158          1.232              --
                                                       2005      1.086          1.158              --
                                                       2004      1.040          1.086              --
                                                       2003      1.000          1.040              --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.072          1.141              --
                                                       2005      1.089          1.072              --
                                                       2004      1.044          1.089              --
                                                       2003      1.000          1.044              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.306          1.425              --
                                                       2005      1.185          1.306              --
                                                       2004      1.037          1.185              --
                                                       2003      1.000          1.037              --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.171          1.229              --
                                                       2005      1.143          1.171              --
                                                       2004      1.060          1.143              --
                                                       2003      1.000          1.060              --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.116          1.143              --
                                                       2005      1.110          1.116              --
                                                       2004      1.025          1.110              --
                                                       2003      1.000          1.025              --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.210          1.252              --
                                                       2005      1.172          1.210              --
                                                       2004      1.081          1.172              --
                                                       2003      1.000          1.081              --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.173          1.208              --
                                                       2005      1.101          1.173              --
                                                       2004      1.054          1.101              --
                                                       2003      1.000          1.054              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.090              --
                                                       2005      0.976          1.026              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.010              --
                                                       2005      1.000          1.008              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.073              --
                                                       2005      1.000          1.038              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.094              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.024          1.042              --
                                                       2005      1.013          1.024              --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.298          1.376              --
                                                       2005      1.181          1.298              --
                                                       2004      1.039          1.181              --
                                                       2003      1.000          1.039              --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.153          1.219              --
                                                       2005      1.141          1.153              --
                                                       2004      1.020          1.141              --
                                                       2003      1.000          1.020              --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.161          1.197              --
                                                       2005      1.150          1.161              --
                                                       2004      1.052          1.150              --
                                                       2003      1.000          1.052              --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.167          1.260              --
                                                       2005      1.118          1.167              --
                                                       2004      0.996          1.118              --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.317          1.511              --
                                                       2005      1.226          1.317              --
                                                       2004      1.080          1.226              --
                                                       2003      1.000          1.080              --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.201          1.273              --
                                                       2005      1.155          1.201              --
                                                       2004      1.060          1.155              --
                                                       2003      1.000          1.060              --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.110          1.120              --
                                                       2005      1.092          1.110              --
                                                       2004      1.016          1.092              --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.026          1.015              --
                                                       2005      1.029          1.026              --
                                                       2004      1.016          1.029              --
                                                       2003      1.000          1.016              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.155          1.204              --
                                                       2005      1.154          1.155              --
                                                       2004      1.067          1.154              --
                                                       2003      1.000          1.067              --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.073          1.033              --
                                                       2005      1.049          1.073              --
                                                       2004      1.009          1.049              --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.269          1.444           3,922
                                                       2005      1.243          1.269           6,042
                                                       2004      1.079          1.243              --
                                                       2003      1.000          1.079              --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.119          1.172              --
                                                       2005      1.058          1.119              --
                                                       2004      1.039          1.058              --
                                                       2003      1.000          1.039              --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.354          1.479              --
                                                       2005      1.183          1.354              --
                                                       2004      1.048          1.183              --
                                                       2003      1.000          1.048              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.228          1.371              --
                                                       2005      1.038          1.228              --
                                                       2004      1.045          1.038              --
                                                       2003      1.000          1.045              --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.528          1.684             803
                                                       2005      1.320          1.528           1,353
                                                       2004      1.080          1.320              --
                                                       2003      1.000          1.080              --

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.423          1.384                --
                                                       2005      1.265          1.423            65,512
                                                       2004      1.193          1.265            57,974
                                                       2003      1.000          1.193            12,541

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.701          2.006           428,597
                                                       2005      1.522          1.701           532,703
                                                       2004      1.370          1.522           587,816
                                                       2003      1.000          1.370            69,229

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.689          1.823         1,710,147
                                                       2005      1.484          1.689         2,275,665
                                                       2004      1.347          1.484         2,366,453
                                                       2003      1.000          1.347           301,837

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.476          1.666           867,072
                                                       2005      1.425          1.476         1,217,133
                                                       2004      1.318          1.425         1,122,998
                                                       2003      1.000          1.318           239,341

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.675          1.654                --
                                                       2005      1.447          1.675           233,267
                                                       2004      1.236          1.447           211,177
                                                       2003      1.000          1.236            70,492

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.752          2.276                --
                                                       2005      1.670          1.752           467,266
                                                       2004      1.298          1.670           448,137
                                                       2003      1.000          1.298           155,938

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.272          1.451            12,715
                                                       2005      1.244          1.272            16,857
                                                       2004      1.210          1.244             8,649
                                                       2003      1.000          1.210             8,577

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.497          1.521           133,424
                                                       2005      1.445          1.497           155,203
                                                       2004      1.325          1.445           155,161
                                                       2003      1.000          1.325            79,640

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.406                --
                                                       2005      1.201          1.295         1,145,726
                                                       2004      1.074          1.201         1,101,925
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.439                --
                                                       2005      1.199          1.293           526,364
                                                       2004      1.067          1.199           543,194
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.506          1.745                --
                                                       2005      1.391          1.506         1,031,440
                                                       2004      1.261          1.391         1,024,017
                                                       2003      1.000          1.261           143,251

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.196          2.755           164,511
                                                       2005      1.760          2.196           221,619
                                                       2004      1.441          1.760           163,767
                                                       2003      1.000          1.441            71,944

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.758          2.091           122,113
                                                       2005      1.629          1.758            92,582
                                                       2004      1.404          1.629            75,783
                                                       2003      1.107          1.404                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.670          1.992                --
                                                       2005      1.567          1.670           391,866
                                                       2004      1.379          1.567           329,467
                                                       2003      1.000          1.379           105,145

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.057          1.078                --
                                                       2005      1.065          1.057             6,763
                                                       2004      1.006          1.065             6,458

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.252          1.291                --
                                                       2005      1.187          1.252            83,447
                                                       2004      1.120          1.187            83,760
                                                       2003      1.000          1.120           297,061

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.476          1.537            11,689
                                                       2005      1.342          1.476            18,004
                                                       2004      1.200          1.342            18,006
                                                       2003      1.000          1.200             4,516

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.531          1.617             7,917
                                                       2005      1.402          1.531            18,408
                                                       2004      1.424          1.402            18,410
                                                       2003      1.000          1.424             4,023

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.362          1.573            30,806
                                                       2005      1.317          1.362            30,806
                                                       2004      1.287          1.317            28,621
                                                       2003      1.000          1.287            27,158

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.523          1.702                --
                                                       2005      1.496          1.523            62,559
                                                       2004      1.330          1.496            44,374
                                                       2003      1.000          1.330             7,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.516          1.754            70,633
                                                       2005      1.488          1.516            65,998
                                                       2004      1.403          1.488            54,215
                                                       2003      1.000          1.403             4,500

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.494          1.731            21,517
                                                       2005      1.433          1.494            25,039
                                                       2004      1.325          1.433            29,490
                                                       2003      1.000          1.325            73,896

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.404          1.433            19,280
                                                       2005      1.362          1.404            28,744
                                                       2004      1.384          1.362            29,979
                                                       2003      1.000          1.384             4,732

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.770          1.955           170,831
                                                       2005      1.723          1.770           203,183
                                                       2004      1.529          1.723           228,006
                                                       2003      1.000          1.529            41,780

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.535          1.670            46,859
                                                       2005      1.427          1.535            61,169
                                                       2004      1.335          1.427            56,338
                                                       2003      1.000          1.335            27,935

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.390          1.567           401,464
                                                       2005      1.361          1.390           598,729
                                                       2004      1.261          1.361           611,169
                                                       2003      1.000          1.261            82,594

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.383          1.523           115,579
                                                       2005      1.363          1.383           166,282
                                                       2004      1.284          1.363           167,163
                                                       2003      1.000          1.284            98,912

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010            97,863
                                                       2005      0.988          0.990           190,655
                                                       2004      0.997          0.988           222,107
                                                       2003      1.000          0.997                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.382          1.587           376,369
                                                       2005      1.366          1.382           436,517
                                                       2004      1.239          1.366           480,389
                                                       2003      1.000          1.239           118,313

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.614          1.774         1,128,027
                                                       2005      1.523          1.614         1,465,826
                                                       2004      1.254          1.523         1,393,796
                                                       2003      1.000          1.254            80,387

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.091          1.124                --
                                                       2005      1.073          1.091            25,953
                                                       2004      0.994          1.073            25,694

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.844          1.750            44,338

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.349           174,163

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.601          1.689           961,371

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.084          1.191                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.845          2.026            51,220

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.654          1.690           210,550

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.124          1.184            25,646

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.300          1.358           226,049

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074         1,359,158

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.485          1.462            63,999

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384            13,465

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           612,872

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.449          1.553            60,681

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.114          1.103                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.152           127,847

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           547,809

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.569          1.526            43,755

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.025          1.061           161,940

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.012            19,296

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.397          1.412           170,429

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.523          1.557           299,662

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039            26,232

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.324          1.411           540,531

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         1,791,242

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            81,808

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.078          1.142             7,030

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.030          1.062             4,160

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.986          0.993                --
                                                       2005      0.979          0.986            71,801
                                                       2004      0.989          0.979           593,259
                                                       2003      1.000          0.989           462,016

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.107          1.168                --
                                                       2005      1.069          1.107            26,357
                                                       2004      0.994          1.069            24,950

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.112          1.096           202,518
                                                       2005      1.112          1.112           325,878
                                                       2004      1.043          1.112           283,964
                                                       2003      1.000          1.043            99,197

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.051          1.068           833,692
                                                       2005      1.047          1.051         1,184,738
                                                       2004      1.020          1.047         1,033,884
                                                       2003      1.000          1.020           381,721

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.720          2.152            25,430
                                                       2005      1.566          1.720            28,025
                                                       2004      1.376          1.566            26,726
                                                       2003      1.000          1.376            17,733

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.998          2.295            46,908
                                                       2005      1.906          1.998            52,768
                                                       2004      1.542          1.906            40,942
                                                       2003      1.000          1.542            11,318

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.397          1.485                --
                                                       2005      1.312          1.397            68,757
                                                       2004      1.258          1.312            68,863
                                                       2003      1.000          1.258            18,616

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.222          1.300                --
                                                       2005      1.243          1.222           297,316
                                                       2004      1.194          1.243           275,610
                                                       2003      1.000          1.194            66,483

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.691          1.844                --
                                                       2005      1.536          1.691            46,206
                                                       2004      1.347          1.536            47,151
                                                       2003      1.000          1.347             5,594

  Travelers Equity Income Subaccount (3/03)..........  2006      1.452          1.523                --
                                                       2005      1.419          1.452           326,937
                                                       2004      1.319          1.419           313,248
                                                       2003      1.000          1.319           216,751

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.255          1.284                --
                                                       2005      1.249          1.255           216,694
                                                       2004      1.156          1.249           206,505
                                                       2003      1.000          1.156           188,018

  Travelers Federated Stock Subaccount (11/03).......  2006      1.441          1.490                --
                                                       2005      1.398          1.441             3,029
                                                       2004      1.291          1.398             3,089
                                                       2003      1.000          1.291                --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.358          1.397                --
                                                       2005      1.276          1.358           129,439
                                                       2004      1.223          1.276           117,822
                                                       2003      1.000          1.223            48,406

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.089                --
                                                       2005      0.975          1.026                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009                --
                                                       2005      1.000          1.007                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.037          1.072                --
                                                       2005      1.000          1.037                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.093                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.041                --
                                                       2005      1.013          1.023                --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.510          1.601                --
                                                       2005      1.376          1.510         1,223,598
                                                       2004      1.213          1.376         1,320,103
                                                       2003      1.000          1.213                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.485          1.569                --
                                                       2005      1.472          1.485            48,654
                                                       2004      1.317          1.472            22,370
                                                       2003      1.000          1.317             4,058

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.285          1.324                --
                                                       2005      1.274          1.285           564,573
                                                       2004      1.168          1.274           530,644
                                                       2003      1.000          1.168           229,515

  Travelers MFS Value Subaccount (7/04)..............  2006      1.164          1.256                --
                                                       2005      1.117          1.164            18,511
                                                       2004      0.995          1.117            12,866

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.609          1.845                --
                                                       2005      1.500          1.609            71,081
                                                       2004      1.323          1.500            76,087
                                                       2003      1.000          1.323                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.368          1.449                --
                                                       2005      1.318          1.368            61,177
                                                       2004      1.211          1.318            73,750
                                                       2003      1.000          1.211            19,294

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.107          1.116                --
                                                       2005      1.091          1.107           161,945
                                                       2004      1.015          1.091           135,513

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.036          1.025                --
                                                       2005      1.041          1.036           223,912
                                                       2004      1.029          1.041           217,058
                                                       2003      1.000          1.029           135,662

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.368          1.426                --
                                                       2005      1.369          1.368            29,857
                                                       2004      1.269          1.369            19,792
                                                       2003      1.000          1.269             6,388

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.070          1.030                --
                                                       2005      1.047          1.070             4,160
                                                       2004      1.008          1.047             4,160

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.537          1.747           822,691
                                                       2005      1.507          1.537         1,192,933
                                                       2004      1.311          1.507         1,040,966
                                                       2003      1.000          1.311           141,363

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.316          1.376            97,112
                                                       2005      1.246          1.316            97,112
                                                       2004      1.226          1.246            97,113
                                                       2003      1.000          1.226            97,115

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.641          1.791           371,023
                                                       2005      1.437          1.641           376,712
                                                       2004      1.274          1.437           330,686
                                                       2003      1.000          1.274           138,602

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.464          1.632                --
                                                       2005      1.239          1.464            67,057
                                                       2004      1.249          1.239            12,672
                                                       2003      1.000          1.249            29,051

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.030          2.235           238,641
                                                       2005      1.757          2.030           278,538
                                                       2004      1.439          1.757           218,701
                                                       2003      1.000          1.439            97,206

                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.231          1.197             --
                                                       2005      1.095          1.231             --
                                                       2004      1.033          1.095             --
                                                       2003      1.000          1.033             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.321          1.557             --
                                                       2005      1.183          1.321             --
                                                       2004      1.065          1.183             --
                                                       2003      1.000          1.065             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.307          1.410             --
                                                       2005      1.149          1.307             --
                                                       2004      1.044          1.149             --
                                                       2003      1.000          1.044             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.188          1.340             --
                                                       2005      1.147          1.188             --
                                                       2004      1.062          1.147             --
                                                       2003      1.000          1.062             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.432          1.414             --
                                                       2005      1.238          1.432             --
                                                       2004      1.058          1.238             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.420          1.843             --
                                                       2005      1.354          1.420             --
                                                       2004      1.053          1.354             --
                                                       2003      1.000          1.053             --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.112          1.268             --
                                                       2005      1.089          1.112             --
                                                       2004      1.059          1.089             --
                                                       2003      1.000          1.059             --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.171          1.190             --
                                                       2005      1.131          1.171             --
                                                       2004      1.038          1.131             --
                                                       2003      1.000          1.038             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.405             --
                                                       2005      1.200          1.294             --
                                                       2004      1.073          1.200             --
                                                       2003      1.050          1.073             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.291          1.437             --
                                                       2005      1.198          1.291             --
                                                       2004      1.067          1.198             --
                                                       2003      1.057          1.067             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.258          1.457             --
                                                       2005      1.162          1.258             --
                                                       2004      1.054          1.162             --
                                                       2003      1.000          1.054             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.648          2.066             --
                                                       2005      1.321          1.648             --
                                                       2004      1.083          1.321             --
                                                       2003      1.000          1.083             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.333          1.585             --
                                                       2005      1.236          1.333             --
                                                       2004      1.066          1.236             --
                                                       2003      1.000          1.066             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.304          1.555             --
                                                       2005      1.224          1.304             --
                                                       2004      1.078          1.224             --
                                                       2003      1.000          1.078             --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.056          1.077             --
                                                       2005      1.065          1.056             --
                                                       2004      1.006          1.065             --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.156          1.192             --
                                                       2005      1.097          1.156             --
                                                       2004      1.035          1.097             --
                                                       2003      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.345          1.399             --
                                                       2005      1.223          1.345             --
                                                       2004      1.094          1.223             --
                                                       2003      1.000          1.094             --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.081          1.141             --
                                                       2005      0.990          1.081             --
                                                       2004      1.006          0.990             --
                                                       2003      1.000          1.006             --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.120          1.293             --
                                                       2005      1.084          1.120             --
                                                       2004      1.060          1.084             --
                                                       2003      1.000          1.060             --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.200          1.340             --
                                                       2005      1.179          1.200             --
                                                       2004      1.048          1.179             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.151          1.331             --
                                                       2005      1.131          1.151             --
                                                       2004      1.067          1.131             --
                                                       2003      1.000          1.067             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.206          1.396             --
                                                       2005      1.157          1.206             --
                                                       2004      1.071          1.157             --
                                                       2003      1.000          1.071             --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.055          1.077             --
                                                       2005      1.025          1.055             --
                                                       2004      1.042          1.025             --
                                                       2003      1.000          1.042             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.216          1.342             --
                                                       2005      1.184          1.216             --
                                                       2004      1.051          1.184             --
                                                       2003      1.000          1.051             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.227          1.334             --
                                                       2005      1.141          1.227             --
                                                       2004      1.068          1.141             --
                                                       2003      1.000          1.068             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.167          1.315             --
                                                       2005      1.144          1.167             --
                                                       2004      1.060          1.144             --
                                                       2003      1.000          1.060             --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.146          1.260             --
                                                       2005      1.130          1.146             --
                                                       2004      1.065          1.130             --
                                                       2003      1.000          1.065             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.010             --
                                                       2005      0.990          0.991             --
                                                       2004      0.999          0.990             --
                                                       2003      1.000          0.999             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.199          1.376             --
                                                       2005      1.186          1.199             --
                                                       2004      1.076          1.186             --
                                                       2003      1.000          1.076             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.387          1.524             --
                                                       2005      1.310          1.387             --
                                                       2004      1.079          1.310             --
                                                       2003      1.000          1.079             --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.090          1.123             --
                                                       2005      1.073          1.090             --
                                                       2004      0.994          1.073             --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.418          1.345             --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.138          1.195             --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.370          1.445             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.083          1.190             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.504          1.651             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.414          1.445             --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.123          1.183             --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.135          1.185             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.068             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.226          1.206             --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.255          1.382             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216             --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.266          1.357             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.113          1.102             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.151             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.213          1.179             --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.011          1.046             --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.000          1.019             --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.202          1.214             --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.223          1.250             --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056             --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045             --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.191          1.269             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065             --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.077          1.140             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.029          1.061             --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.993          1.000             --
                                                       2005      0.987          0.993             --
                                                       2004      0.998          0.987             --
                                                       2003      1.000          0.998             --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.106          1.166             --
                                                       2005      1.068          1.106             --
                                                       2004      0.994          1.068             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.081          1.065             --
                                                       2005      1.081          1.081             --
                                                       2004      1.015          1.081             --
                                                       2003      1.000          1.015             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.045          1.062             --
                                                       2005      1.042          1.045             --
                                                       2004      1.015          1.042             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.366          1.708             --
                                                       2005      1.244          1.366             --
                                                       2004      1.094          1.244             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.396          1.603             --
                                                       2005      1.332          1.396             --
                                                       2004      1.079          1.332             --
                                                       2003      1.000          1.079             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.153          1.226             --
                                                       2005      1.083          1.153             --
                                                       2004      1.039          1.083             --
                                                       2003      1.000          1.039             --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.067          1.135             --
                                                       2005      1.086          1.067             --
                                                       2004      1.044          1.086             --
                                                       2003      1.000          1.044             --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.301          1.418             --
                                                       2005      1.182          1.301             --
                                                       2004      1.037          1.182             --
                                                       2003      1.000          1.037             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.166          1.223             --
                                                       2005      1.140          1.166             --
                                                       2004      1.060          1.140             --
                                                       2003      1.000          1.060             --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.112          1.138             --
                                                       2005      1.107          1.112             --
                                                       2004      1.025          1.107             --
                                                       2003      1.000          1.025             --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.205          1.246             --
                                                       2005      1.169          1.205             --
                                                       2004      1.081          1.169             --
                                                       2003      1.000          1.081             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.168          1.202             --
                                                       2005      1.098          1.168             --
                                                       2004      1.053          1.098             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088             --
                                                       2005      0.975          1.025             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009             --
                                                       2005      1.000          1.007             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.072             --
                                                       2005      1.000          1.036             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.093             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.041             --
                                                       2005      1.013          1.023             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.292          1.370             --
                                                       2005      1.178          1.292             --
                                                       2004      1.039          1.178             --
                                                       2003      1.000          1.039             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.148          1.213             --
                                                       2005      1.138          1.148             --
                                                       2004      1.019          1.138             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.156          1.191             --
                                                       2005      1.147          1.156             --
                                                       2004      1.052          1.147             --
                                                       2003      1.000          1.052             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.255             --
                                                       2005      1.117          1.163             --
                                                       2004      0.995          1.117             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.312          1.504             --
                                                       2005      1.224          1.312             --
                                                       2004      1.080          1.224             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.196          1.266             --
                                                       2005      1.153          1.196             --
                                                       2004      1.060          1.153             --
                                                       2003      1.000          1.060             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.106          1.115             --
                                                       2005      1.090          1.106             --
                                                       2004      1.015          1.090             --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.022          1.011             --
                                                       2005      1.027          1.022             --
                                                       2004      1.016          1.027             --
                                                       2003      1.000          1.016             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.150          1.198             --
                                                       2005      1.151          1.150             --
                                                       2004      1.067          1.151             --
                                                       2003      1.000          1.067             --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.069          1.029             --
                                                       2005      1.047          1.069             --
                                                       2004      1.008          1.047             --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.263          1.435             --
                                                       2005      1.240          1.263             --
                                                       2004      1.079          1.240             --
                                                       2003      1.000          1.079             --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.114          1.165             --
                                                       2005      1.055          1.114             --
                                                       2004      1.039          1.055             --
                                                       2003      1.000          1.039             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.348          1.470             --
                                                       2005      1.180          1.348             --
                                                       2004      1.047          1.180             --
                                                       2003      1.000          1.047             --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.223          1.363             --
                                                       2005      1.035          1.223             --
                                                       2004      1.045          1.035             --
                                                       2003      1.000          1.045             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.521          1.674             --
                                                       2005      1.317          1.521             --
                                                       2004      1.079          1.317             --
                                                       2003      1.000          1.079             --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.419          1.379                --
                                                       2005      1.263          1.419             1,800
                                                       2004      1.192          1.263             1,803
                                                       2003      1.100          1.192                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.696          1.998           512,308
                                                       2005      1.520          1.696           500,504
                                                       2004      1.369          1.520           381,108
                                                       2003      1.002          1.369           197,920

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.684          1.816         1,744,527
                                                       2005      1.482          1.684         1,626,853
                                                       2004      1.346          1.482         1,086,345
                                                       2003      1.012          1.346           747,497

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.472          1.659         1,620,192
                                                       2005      1.422          1.472         1,892,885
                                                       2004      1.317          1.422         1,978,364
                                                       2003      1.000          1.317         1,597,963

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.670          1.649                --
                                                       2005      1.444          1.670                --
                                                       2004      1.235          1.444                --
                                                       2003      1.088          1.235                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.748          2.267                --
                                                       2005      1.667          1.748            68,293
                                                       2004      1.297          1.667                --
                                                       2003      1.087          1.297                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.268          1.445             2,382
                                                       2005      1.242          1.268               362
                                                       2004      1.209          1.242                --
                                                       2003      1.088          1.209                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.493          1.516                --
                                                       2005      1.442          1.493                --
                                                       2004      1.324          1.442                --
                                                       2003      1.137          1.324                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293           483,216
                                                       2004      1.073          1.199             5,451
                                                       2003      1.050          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290           243,931
                                                       2004      1.067          1.197            25,758
                                                       2003      1.057          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.501          1.739                --
                                                       2005      1.388          1.501         1,044,422
                                                       2004      1.260          1.388           482,240
                                                       2003      1.044          1.260           364,439

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.191          2.745            57,073
                                                       2005      1.757          2.191            69,075
                                                       2004      1.440          1.757            30,492
                                                       2003      1.036          1.440            15,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.753          2.083           189,071
                                                       2005      1.627          1.753           270,920
                                                       2004      1.403          1.627           248,572
                                                       2003      1.107          1.403           172,058

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.666          1.985                --
                                                       2005      1.564          1.666            74,182
                                                       2004      1.378          1.564                --
                                                       2003      1.114          1.378                --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.055          1.076                --
                                                       2005      1.064          1.055             4,023
                                                       2004      1.006          1.064                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.248          1.287                --
                                                       2005      1.185          1.248                --
                                                       2004      1.119          1.185                --
                                                       2003      0.991          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.472          1.532                --
                                                       2005      1.340          1.472                --
                                                       2004      1.199          1.340                --
                                                       2003      1.074          1.199                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.527          1.611               326
                                                       2005      1.399          1.527               620
                                                       2004      1.423          1.399                --
                                                       2003      1.187          1.423                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.358          1.567                --
                                                       2005      1.315          1.358                --
                                                       2004      1.286          1.315                --
                                                       2003      1.147          1.286                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            59,228
                                                       2004      1.329          1.493            52,451
                                                       2003      1.055          1.329            42,618

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.512          1.747            10,758
                                                       2005      1.485          1.512            36,033
                                                       2004      1.402          1.485            52,527
                                                       2003      1.013          1.402            50,808

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.490          1.724            44,638
                                                       2005      1.430          1.490            44,940
                                                       2004      1.324          1.430            44,943
                                                       2003      0.970          1.324            52,094

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.400          1.427             7,542
                                                       2005      1.360          1.400             7,542
                                                       2004      1.383          1.360                --
                                                       2003      1.183          1.383                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.765          1.947            85,549
                                                       2005      1.720          1.765            95,267
                                                       2004      1.527          1.720            91,820
                                                       2003      1.138          1.527            81,822

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.531          1.663            10,409
                                                       2005      1.424          1.531            10,554
                                                       2004      1.334          1.424                --
                                                       2003      1.147          1.334                --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.386          1.561           114,144
                                                       2005      1.359          1.386           197,390
                                                       2004      1.260          1.359           189,839
                                                       2003      1.051          1.260           180,603

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.380          1.517             2,051
                                                       2005      1.361          1.380             1,004
                                                       2004      1.283          1.361                --
                                                       2003      1.166          1.283                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            34,787
                                                       2005      0.987          0.988            65,556
                                                       2004      0.997          0.987           161,860
                                                       2003      0.999          0.997           177,825

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           154,426
                                                       2005      1.364          1.378           290,525
                                                       2004      1.238          1.364           145,805
                                                       2003      1.026          1.238           132,649

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767           998,815
                                                       2005      1.520          1.610           996,717
                                                       2004      1.253          1.520           259,454
                                                       2003      1.055          1.253           224,172

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.089          1.122                --
                                                       2005      1.072          1.089             1,710
                                                       2004      0.994          1.072                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.838          1.743             6,381

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.280          1.344             5,939

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.596          1.683           797,075

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.083          1.190            13,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.839          2.019            55,736

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.649          1.684            33,296

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.122          1.181               908

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.296          1.353            37,288

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           740,897

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.068            23,129

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.480          1.457            61,682

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380             7,858

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215           144,521

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.445          1.547            69,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.112          1.101                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.149           134,496

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           396,002

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.564          1.521            17,371

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.022          1.057            15,086

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.990          1.008            11,444

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.393          1.406           119,635

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.518          1.551           143,699

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045           106,403

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050           135,410

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.320          1.405           993,044

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           861,680

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064             2,538

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.076          1.139            28,899

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.028          1.060            11,020

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.983          0.990                --
                                                       2005      0.977          0.983           135,974
                                                       2004      0.989          0.977                --
                                                       2003      0.998          0.989                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.105          1.165                --
                                                       2005      1.068          1.105                --
                                                       2004      0.994          1.068                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092           193,388
                                                       2005      1.110          1.109           209,029
                                                       2004      1.042          1.110           209,905
                                                       2003      1.019          1.042           104,830

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.048          1.064         1,082,038
                                                       2005      1.046          1.048         1,303,191
                                                       2004      1.019          1.046         1,486,745
                                                       2003      1.000          1.019         1,312,100

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.716          2.144            70,497
                                                       2005      1.563          1.716            47,285
                                                       2004      1.375          1.563            47,541
                                                       2003      1.000          1.375            94,637

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.993          2.286            95,166
                                                       2005      1.903          1.993            93,569
                                                       2004      1.541          1.903            88,443
                                                       2003      1.014          1.541            74,439

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.393          1.480                --
                                                       2005      1.309          1.393            79,708
                                                       2004      1.257          1.309            83,744
                                                       2003      1.064          1.257            87,325

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.218          1.296                --
                                                       2005      1.241          1.218            13,551
                                                       2004      1.193          1.241                --
                                                       2003      1.102          1.193                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.686          1.838                --
                                                       2005      1.533          1.686            10,331
                                                       2004      1.346          1.533                --
                                                       2003      1.132          1.346                --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.448          1.518                --
                                                       2005      1.416          1.448           219,540
                                                       2004      1.318          1.416           135,702
                                                       2003      0.968          1.318           117,149

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.251          1.280                --
                                                       2005      1.247          1.251             5,939
                                                       2004      1.155          1.247                --
                                                       2003      1.007          1.155                --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.437          1.486                --
                                                       2005      1.395          1.437                --
                                                       2004      1.290          1.395                --
                                                       2003      1.200          1.290                --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.354          1.393                --
                                                       2005      1.274          1.354            78,821
                                                       2004      1.222          1.274            78,512
                                                       2003      1.120          1.222            13,476

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088                --
                                                       2005      0.975          1.025                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009                --
                                                       2005      1.000          1.007                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.071                --
                                                       2005      1.000          1.036            15,133

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.092                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.040                --
                                                       2005      1.013          1.022            48,633

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.506          1.596                --
                                                       2005      1.374          1.506           774,587
                                                       2004      1.212          1.374            26,955
                                                       2003      1.006          1.212            25,929

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.481          1.564                --
                                                       2005      1.469          1.481            19,350
                                                       2004      1.316          1.469                --
                                                       2003      1.162          1.316                --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.281          1.320                --
                                                       2005      1.272          1.281         1,181,812
                                                       2004      1.167          1.272         1,031,179
                                                       2003      1.000          1.167           849,125

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163            47,504
                                                       2004      0.995          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.604          1.839                --
                                                       2005      1.497          1.604            74,504
                                                       2004      1.322          1.497            77,858
                                                       2003      1.086          1.322            43,023

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            23,638
                                                       2004      1.210          1.316            42,752
                                                       2003      1.052          1.210            19,456

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.105          1.114                --
                                                       2005      1.090          1.105           102,014
                                                       2004      1.015          1.090            58,839

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.033          1.022                --
                                                       2005      1.039          1.033             9,332
                                                       2004      1.029          1.039                --
                                                       2003      1.027          1.029                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.365          1.421                --
                                                       2005      1.367          1.365            90,490
                                                       2004      1.268          1.367            90,905
                                                       2003      1.072          1.268            15,532

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.068          1.028                --
                                                       2005      1.047          1.068             6,179
                                                       2004      1.008          1.047                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.533          1.740           789,083
                                                       2005      1.505          1.533           733,321
                                                       2004      1.310          1.505                --
                                                       2003      1.115          1.310                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.313          1.371                --
                                                       2005      1.244          1.313                --
                                                       2004      1.225          1.244                --
                                                       2003      1.131          1.225                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.637          1.784            74,191
                                                       2005      1.434          1.637            76,209
                                                       2004      1.273          1.434                --
                                                       2003      1.082          1.273                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.460          1.626                --
                                                       2005      1.237          1.460                --
                                                       2004      1.248          1.237                --
                                                       2003      1.164          1.248                --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.025          2.227           137,935
                                                       2005      1.754          2.025           187,358
                                                       2004      1.438          1.754           111,689
                                                       2003      0.999          1.438           103,075

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.415          1.374               --
                                                       2005      1.261          1.415            2,292
                                                       2004      1.191          1.261            6,311
                                                       2003      1.000          1.191               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.691          1.991           26,735
                                                       2005      1.517          1.691           26,058
                                                       2004      1.368          1.517          126,868
                                                       2003      1.000          1.368           70,473

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.680          1.809          291,060
                                                       2005      1.479          1.680          315,078
                                                       2004      1.345          1.479          426,688
                                                       2003      1.000          1.345          157,015

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.468          1.653          171,822
                                                       2005      1.420          1.468          194,614
                                                       2004      1.316          1.420          283,743
                                                       2003      1.000          1.316           78,319

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.665          1.644               --
                                                       2005      1.442          1.665           77,894
                                                       2004      1.234          1.442           53,823
                                                       2003      1.000          1.234           19,499

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.743          2.259               --
                                                       2005      1.664          1.743           58,953
                                                       2004      1.296          1.664          186,675
                                                       2003      1.000          1.296           50,725

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.265          1.440               --
                                                       2005      1.240          1.265               --
                                                       2004      1.208          1.240           19,367
                                                       2003      1.000          1.208               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.489          1.510            9,378
                                                       2005      1.440          1.489           12,645
                                                       2004      1.323          1.440           18,717
                                                       2003      1.000          1.323               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.400               --
                                                       2005      1.198          1.290          106,689
                                                       2004      1.073          1.198           50,712
                                                       2003      1.000          1.073            4,763

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.431               --
                                                       2005      1.196          1.287           45,237
                                                       2004      1.067          1.196           38,469
                                                       2003      1.000          1.067            4,732

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.497          1.732               --
                                                       2005      1.386          1.497           27,284
                                                       2004      1.259          1.386           42,172
                                                       2003      1.000          1.259           36,731

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.185          2.735           30,105
                                                       2005      1.754          2.185           41,382
                                                       2004      1.439          1.754          160,590
                                                       2003      1.000          1.439           41,587

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.748          2.075           99,205
                                                       2005      1.624          1.748          104,647
                                                       2004      1.402          1.624               --
                                                       2003      1.107          1.402               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.661          1.977               --
                                                       2005      1.561          1.661           70,609
                                                       2004      1.377          1.561           72,419
                                                       2003      1.000          1.377           11,625

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.053          1.074               --
                                                       2005      1.063          1.053               --
                                                       2004      1.006          1.063               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.245          1.283               --
                                                       2005      1.183          1.245           27,987
                                                       2004      1.118          1.183          139,054
                                                       2003      1.000          1.118           25,700

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.468          1.526            5,598
                                                       2005      1.338          1.468            5,598
                                                       2004      1.198          1.338            7,391
                                                       2003      1.000          1.198               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.523          1.605            5,610
                                                       2005      1.397          1.523            5,610
                                                       2004      1.421          1.397            5,610
                                                       2003      1.000          1.421               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.354          1.561               --
                                                       2005      1.313          1.354               --
                                                       2004      1.285          1.313               --
                                                       2003      1.000          1.285               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.515          1.690               --
                                                       2005      1.491          1.515           18,329
                                                       2004      1.328          1.491           18,355
                                                       2003      1.000          1.328               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.508          1.740           13,037
                                                       2005      1.483          1.508           12,430
                                                       2004      1.401          1.483          136,986
                                                       2003      1.000          1.401           42,336

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.486          1.718               --
                                                       2005      1.427          1.486               --
                                                       2004      1.323          1.427               --
                                                       2003      1.000          1.323               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.396          1.422            5,011
                                                       2005      1.357          1.396            5,011
                                                       2004      1.382          1.357            5,011
                                                       2003      1.000          1.382            5,011

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.760          1.940           17,684
                                                       2005      1.717          1.760           17,725
                                                       2004      1.526          1.717          128,631
                                                       2003      1.000          1.526           38,622

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.527          1.657               --
                                                       2005      1.422          1.527               --
                                                       2004      1.333          1.422            1,689
                                                       2003      1.000          1.333               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.382          1.555           20,472
                                                       2005      1.357          1.382           20,472
                                                       2004      1.259          1.357           49,080
                                                       2003      1.000          1.259           39,527

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.376          1.511           10,819
                                                       2005      1.358          1.376           10,819
                                                       2004      1.283          1.358           10,819
                                                       2003      1.000          1.283           11,844

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.986          1.003           28,559
                                                       2005      0.985          0.986           28,217
                                                       2004      0.997          0.985           57,761
                                                       2003      1.000          0.997               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.374          1.575          208,946
                                                       2005      1.362          1.374          233,964
                                                       2004      1.237          1.362          347,989
                                                       2003      1.000          1.237          109,832

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.605          1.761          140,490
                                                       2005      1.518          1.605          156,160
                                                       2004      1.252          1.518          279,710
                                                       2003      1.000          1.252           61,174

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.088          1.120               --
                                                       2005      1.072          1.088               --
                                                       2004      0.994          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.833          1.737               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.276          1.339           11,821

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.591          1.677           13,487

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.081          1.188               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.834          2.011           11,282

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.644          1.678           79,984

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.120          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.292          1.348           23,609

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           31,447

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.476          1.451            9,245

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.251          1.376          146,262

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214           51,901

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.440          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.110          1.100               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.146           11,352

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024           47,235

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.559          1.515               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.019          1.053          211,489

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.987          1.004          144,152

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.389          1.401            5,460

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.513          1.545           74,381

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.316          1.400          247,511

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046          258,838

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            3,401

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.074          1.136               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.026          1.057           69,628

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.981          0.987               --
                                                       2005      0.975          0.981          154,692
                                                       2004      0.988          0.975          641,986
                                                       2003      1.000          0.988               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.103          1.163               --
                                                       2005      1.067          1.103               --
                                                       2004      0.994          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.106          1.088          125,987
                                                       2005      1.109          1.106          127,997
                                                       2004      1.042          1.109          130,130
                                                       2003      1.000          1.042          103,321

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.045          1.060          245,707
                                                       2005      1.044          1.045          248,940
                                                       2004      1.018          1.044          169,389
                                                       2003      1.000          1.018            2,667

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.711          2.135               --
                                                       2005      1.560          1.711               --
                                                       2004      1.374          1.560               --
                                                       2003      1.000          1.374               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.987          2.278               --
                                                       2005      1.900          1.987               --
                                                       2004      1.540          1.900               --
                                                       2003      1.000          1.540               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.389          1.476               --
                                                       2005      1.307          1.389            9,245
                                                       2004      1.256          1.307           11,840
                                                       2003      1.000          1.256           13,759

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.215          1.292               --
                                                       2005      1.239          1.215           50,143
                                                       2004      1.192          1.239          182,114
                                                       2003      1.000          1.192           49,155

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.682          1.833               --
                                                       2005      1.531          1.682               --
                                                       2004      1.345          1.531            1,627
                                                       2003      1.000          1.345               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.444          1.513               --
                                                       2005      1.414          1.444           73,850
                                                       2004      1.317          1.414           76,418
                                                       2003      1.000          1.317           30,590

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.248          1.276               --
                                                       2005      1.245          1.248           11,902
                                                       2004      1.154          1.245           13,942
                                                       2003      1.000          1.154            5,848

  Travelers Federated Stock Subaccount (11/03).......  2006      1.433          1.481               --
                                                       2005      1.393          1.433               --
                                                       2004      1.289          1.393               --
                                                       2003      1.000          1.289               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.351          1.389               --
                                                       2005      1.271          1.351            5,460
                                                       2004      1.221          1.271            5,460
                                                       2003      1.000          1.221            5,460

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087               --
                                                       2005      0.975          1.025               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.008               --
                                                       2005      1.000          1.006               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.070               --
                                                       2005      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.091               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.039               --
                                                       2005      1.013          1.022               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.502          1.591               --
                                                       2005      1.371          1.502           15,033
                                                       2004      1.211          1.371           15,693
                                                       2003      1.000          1.211               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.477          1.559               --
                                                       2005      1.466          1.477               --
                                                       2004      1.315          1.466            8,152
                                                       2003      1.000          1.315               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.278          1.316               --
                                                       2005      1.270          1.278          235,128
                                                       2004      1.166          1.270          159,364
                                                       2003      1.000          1.166           41,365

  Travelers MFS Value Subaccount (7/04)..............  2006      1.161          1.251               --
                                                       2005      1.115          1.161          154,295
                                                       2004      0.995          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.600          1.834               --
                                                       2005      1.495          1.600           23,153
                                                       2004      1.321          1.495           24,120
                                                       2003      1.000          1.321               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.361          1.440               --
                                                       2005      1.314          1.361               --
                                                       2004      1.210          1.314               --
                                                       2003      1.000          1.210               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.103          1.112               --
                                                       2005      1.089          1.103           10,026
                                                       2004      1.015          1.089               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.031          1.019               --
                                                       2005      1.037          1.031          209,772
                                                       2004      1.028          1.037          155,580
                                                       2003      1.000          1.028           56,679

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.361          1.417               --
                                                       2005      1.365          1.361               --
                                                       2004      1.267          1.365               --
                                                       2003      1.000          1.267            4,410

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.067          1.026               --
                                                       2005      1.046          1.067           68,840
                                                       2004      1.008          1.046           19,277

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.528          1.733           70,272
                                                       2005      1.502          1.528           73,875
                                                       2004      1.309          1.502           56,432
                                                       2003      1.000          1.309           21,138

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.309          1.366               --
                                                       2005      1.242          1.309               --
                                                       2004      1.224          1.242               --
                                                       2003      1.000          1.224               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.632          1.778           25,569
                                                       2005      1.432          1.632           51,341
                                                       2004      1.272          1.432           46,920
                                                       2003      1.000          1.272           16,472

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.456          1.620               --
                                                       2005      1.234          1.456           21,092
                                                       2004      1.247          1.234           22,650
                                                       2003      1.000          1.247           48,137

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.019          2.218           23,427
                                                       2005      1.751          2.019           45,590
                                                       2004      1.437          1.751          160,324
                                                       2003      1.000          1.437           47,036

                         SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.226          1.190             --
                                                       2005      1.093          1.226             --
                                                       2004      1.033          1.093             --
                                                       2003      1.000          1.033             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.315          1.547             --
                                                       2005      1.180          1.315             --
                                                       2004      1.064          1.180             --
                                                       2003      1.000          1.064             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.301          1.401             --
                                                       2005      1.146          1.301             --
                                                       2004      1.043          1.146             --
                                                       2003      1.000          1.043             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.183          1.332             --
                                                       2005      1.145          1.183             --
                                                       2004      1.062          1.145             --
                                                       2003      1.000          1.062             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.426          1.407             --
                                                       2005      1.235          1.426             --
                                                       2004      1.058          1.235             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.414          1.832             --
                                                       2005      1.351          1.414             --
                                                       2004      1.052          1.351             --
                                                       2003      1.000          1.052             --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.108          1.260             --
                                                       2005      1.086          1.108             --
                                                       2004      1.059          1.086             --
                                                       2003      1.000          1.059             --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.167          1.182             --
                                                       2005      1.129          1.167             --
                                                       2004      1.038          1.129             --
                                                       2003      1.000          1.038             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.289          1.398             --
                                                       2005      1.197          1.289             --
                                                       2004      1.073          1.197             --
                                                       2003      1.050          1.073             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.286          1.430             --
                                                       2005      1.195          1.286             --
                                                       2004      1.066          1.195             --
                                                       2003      1.057          1.066             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.252          1.448             --
                                                       2005      1.160          1.252             --
                                                       2004      1.054          1.160             --
                                                       2003      1.000          1.054             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.641          2.053             --
                                                       2005      1.318          1.641             --
                                                       2004      1.082          1.318             --
                                                       2003      1.000          1.082             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.328          1.575             --
                                                       2005      1.234          1.328             --
                                                       2004      1.066          1.234             --
                                                       2003      1.000          1.066             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.299          1.545             --
                                                       2005      1.221          1.299             --
                                                       2004      1.078          1.221             --
                                                       2003      1.000          1.078             --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.052          1.073             --
                                                       2005      1.063          1.052             --
                                                       2004      1.006          1.063             --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.151          1.186             --
                                                       2005      1.094          1.151             --
                                                       2004      1.035          1.094             --
                                                       2003      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.339          1.391             --
                                                       2005      1.220          1.339             --
                                                       2004      1.094          1.220             --
                                                       2003      1.000          1.094             --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.076          1.133             --
                                                       2005      0.987          1.076             --
                                                       2004      1.005          0.987             --
                                                       2003      1.000          1.005             --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.115          1.285             --
                                                       2005      1.082          1.115             --
                                                       2004      1.059          1.082             --
                                                       2003      1.000          1.059             --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.195          1.332             --
                                                       2005      1.176          1.195             --
                                                       2004      1.048          1.176             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.146          1.323             --
                                                       2005      1.128          1.146             --
                                                       2004      1.066          1.128             --
                                                       2003      1.000          1.066             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.201          1.387             --
                                                       2005      1.154          1.201             --
                                                       2004      1.071          1.154             --
                                                       2003      1.000          1.071             --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.051          1.070             --
                                                       2005      1.022          1.051             --
                                                       2004      1.041          1.022             --
                                                       2003      1.000          1.041             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.211          1.334             --
                                                       2005      1.182          1.211             --
                                                       2004      1.051          1.182             --
                                                       2003      1.000          1.051             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.222          1.326             --
                                                       2005      1.138          1.222             --
                                                       2004      1.068          1.138             --
                                                       2003      1.000          1.068             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.162          1.307             --
                                                       2005      1.142          1.162             --
                                                       2004      1.060          1.142             --
                                                       2003      1.000          1.060             --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.141          1.253             --
                                                       2005      1.127          1.141             --
                                                       2004      1.065          1.127             --
                                                       2003      1.000          1.065             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.987          1.004             --
                                                       2005      0.987          0.987             --
                                                       2004      0.999          0.987             --
                                                       2003      1.000          0.999             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.194          1.368             --
                                                       2005      1.184          1.194             --
                                                       2004      1.076          1.184             --
                                                       2003      1.000          1.076             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.382          1.515             --
                                                       2005      1.307          1.382             --
                                                       2004      1.079          1.307             --
                                                       2003      1.000          1.079             --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.087          1.119             --
                                                       2005      1.071          1.087             --
                                                       2004      0.994          1.071             --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.411          1.337             --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.132          1.187             --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.363          1.436             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.081          1.187             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.497          1.641             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.407          1.436             --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.119          1.176             --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.130          1.178             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.072             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.067             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.220          1.199             --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.250          1.374             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214             --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.260          1.348             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.110          1.099             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.111          1.145             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.207          1.172             --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.039             --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.996          1.013             --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.196          1.206             --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.217          1.242             --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055             --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044             --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.185          1.261             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063             --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.073          1.134             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.025          1.055             --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.989          0.996             --
                                                       2005      0.984          0.989             --
                                                       2004      0.998          0.984             --
                                                       2003      1.000          0.998             --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.102          1.162             --
                                                       2005      1.067          1.102             --
                                                       2004      0.994          1.067             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.076          1.058             --
                                                       2005      1.079          1.076             --
                                                       2004      1.014          1.079             --
                                                       2003      1.000          1.014             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.040          1.055             --
                                                       2005      1.040          1.040             --
                                                       2004      1.015          1.040             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.361          1.698             --
                                                       2005      1.241          1.361             --
                                                       2004      1.094          1.241             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.390          1.593             --
                                                       2005      1.329          1.390             --
                                                       2004      1.078          1.329             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.148          1.220             --
                                                       2005      1.081          1.148             --
                                                       2004      1.039          1.081             --
                                                       2003      1.000          1.039             --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.063          1.130             --
                                                       2005      1.084          1.063             --
                                                       2004      1.044          1.084             --
                                                       2003      1.000          1.044             --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.295          1.411             --
                                                       2005      1.179          1.295             --
                                                       2004      1.037          1.179             --
                                                       2003      1.000          1.037             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.161          1.217             --
                                                       2005      1.137          1.161             --
                                                       2004      1.060          1.137             --
                                                       2003      1.000          1.060             --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.107          1.132             --
                                                       2005      1.105          1.107             --
                                                       2004      1.025          1.105             --
                                                       2003      1.000          1.025             --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.200          1.240             --
                                                       2005      1.167          1.200             --
                                                       2004      1.080          1.167             --
                                                       2003      1.000          1.080             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.163          1.196             --
                                                       2005      1.096          1.163             --
                                                       2004      1.053          1.096             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087             --
                                                       2005      0.975          1.025             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007             --
                                                       2005      1.000          1.006             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.070             --
                                                       2005      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.091             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.039             --
                                                       2005      1.013          1.021             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.287          1.363             --
                                                       2005      1.176          1.287             --
                                                       2004      1.039          1.176             --
                                                       2003      1.000          1.039             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.143          1.207             --
                                                       2005      1.136          1.143             --
                                                       2004      1.019          1.136             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.151          1.185             --
                                                       2005      1.145          1.151             --
                                                       2004      1.051          1.145             --
                                                       2003      1.000          1.051             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.160          1.250             --
                                                       2005      1.115          1.160             --
                                                       2004      0.995          1.115             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.306          1.497             --
                                                       2005      1.221          1.306             --
                                                       2004      1.080          1.221             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.191          1.260             --
                                                       2005      1.150          1.191             --
                                                       2004      1.059          1.150             --
                                                       2003      1.000          1.059             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.102          1.111             --
                                                       2005      1.089          1.102             --
                                                       2004      1.015          1.089             --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.017          1.006             --
                                                       2005      1.025          1.017             --
                                                       2004      1.016          1.025             --
                                                       2003      1.000          1.016             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.145          1.192             --
                                                       2005      1.149          1.145             --
                                                       2004      1.067          1.149             --
                                                       2003      1.000          1.067             --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.066          1.025             --
                                                       2005      1.046          1.066             --
                                                       2004      1.008          1.046             --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.258          1.426             --
                                                       2005      1.237          1.258             --
                                                       2004      1.078          1.237             --
                                                       2003      1.000          1.078             --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.110          1.157             --
                                                       2005      1.053          1.110             --
                                                       2004      1.039          1.053             --
                                                       2003      1.000          1.039             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.342          1.461             --
                                                       2005      1.178          1.342             --
                                                       2004      1.047          1.178             --
                                                       2003      1.000          1.047             --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.218          1.354             --
                                                       2005      1.033          1.218             --
                                                       2004      1.044          1.033             --
                                                       2003      1.000          1.044             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.515          1.663             --
                                                       2005      1.314          1.515             --
                                                       2004      1.079          1.314             --
                                                       2003      1.000          1.079             --

                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.411          1.369               --
                                                       2005      1.258          1.411           53,453
                                                       2004      1.190          1.258           53,453
                                                       2003      1.100          1.190               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.687          1.983          295,104
                                                       2005      1.514          1.687          295,274
                                                       2004      1.367          1.514          288,223
                                                       2003      1.002          1.367          173,170

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.675          1.802          448,486
                                                       2005      1.476          1.675          482,424
                                                       2004      1.344          1.476          455,603
                                                       2003      1.012          1.344          325,574

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.464          1.647          795,245
                                                       2005      1.417          1.464          835,498
                                                       2004      1.315          1.417          859,612
                                                       2003      1.000          1.315          433,447

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.661          1.639               --
                                                       2005      1.439          1.661           12,196
                                                       2004      1.233          1.439               --
                                                       2003      1.088          1.233               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.738          2.250               --
                                                       2005      1.661          1.738               --
                                                       2004      1.295          1.661               --
                                                       2003      1.087          1.295               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.261          1.434               --
                                                       2005      1.238          1.261            2,639
                                                       2004      1.207          1.238               --
                                                       2003      1.088          1.207               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.485          1.504               --
                                                       2005      1.437          1.485               --
                                                       2004      1.322          1.437               --
                                                       2003      1.137          1.322               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.396               --
                                                       2005      1.197          1.287           12,329
                                                       2004      1.073          1.197               --
                                                       2003      1.050          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.428               --
                                                       2005      1.195          1.284               --
                                                       2004      1.066          1.195               --
                                                       2003      1.057          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.493          1.726               --
                                                       2005      1.383          1.493          109,097
                                                       2004      1.258          1.383          105,589
                                                       2003      1.044          1.258           95,642

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.179          2.725            6,749
                                                       2005      1.751          2.179            6,751
                                                       2004      1.438          1.751            6,753
                                                       2003      1.036          1.438            6,755

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.744          2.067           33,123
                                                       2005      1.621          1.744           33,803
                                                       2004      1.401          1.621           51,302
                                                       2003      1.106          1.401           38,721

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.656          1.970               --
                                                       2005      1.558          1.656           56,292
                                                       2004      1.376          1.558               --
                                                       2003      1.114          1.376               --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.051          1.072               --
                                                       2005      1.063          1.051               --
                                                       2004      1.006          1.063               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.241          1.279               --
                                                       2005      1.181          1.241               --
                                                       2004      1.117          1.181               --
                                                       2003      0.991          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.464          1.520               --
                                                       2005      1.335          1.464               --
                                                       2004      1.197          1.335               --
                                                       2003      1.073          1.197               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.519          1.599               --
                                                       2005      1.395          1.519               --
                                                       2004      1.420          1.395               --
                                                       2003      1.186          1.420               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.351          1.555               --
                                                       2005      1.310          1.351               --
                                                       2004      1.284          1.310               --
                                                       2003      1.147          1.284               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.511          1.684               --
                                                       2005      1.488          1.511           16,625
                                                       2004      1.327          1.488           16,625
                                                       2003      1.055          1.327           16,625

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.504          1.734            8,989
                                                       2005      1.480          1.504            8,989
                                                       2004      1.400          1.480           13,687
                                                       2003      1.013          1.400            8,989

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.482          1.711            9,571
                                                       2005      1.425          1.482            9,314
                                                       2004      1.322          1.425           14,278
                                                       2003      0.970          1.322            9,314

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.392          1.416               --
                                                       2005      1.355          1.392               --
                                                       2004      1.381          1.355               --
                                                       2003      1.182          1.381               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.755          1.933               --
                                                       2005      1.714          1.755               --
                                                       2004      1.525          1.714               --
                                                       2003      1.138          1.525               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.523          1.651               --
                                                       2005      1.419          1.523               --
                                                       2004      1.332          1.419               --
                                                       2003      1.147          1.332               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.378          1.549               --
                                                       2005      1.354          1.378               --
                                                       2004      1.258          1.354               --
                                                       2003      1.051          1.258               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.372          1.506               --
                                                       2005      1.356          1.372               --
                                                       2004      1.282          1.356               --
                                                       2003      1.166          1.282               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.983          1.000           42,986
                                                       2005      0.984          0.983           43,669
                                                       2004      0.996          0.984           43,669
                                                       2003      0.999          0.996               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.371          1.569          190,419
                                                       2005      1.360          1.371          190,476
                                                       2004      1.236          1.360          174,071
                                                       2003      1.026          1.236          139,106

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.601          1.755           55,742
                                                       2005      1.515          1.601           54,182
                                                       2004      1.251          1.515           46,407
                                                       2003      1.055          1.251           17,038

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.086          1.117               --
                                                       2005      1.071          1.086               --
                                                       2004      0.994          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.827          1.730               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.334           10,245

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.586          1.670               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.080          1.186               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.828          2.003           66,073

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.639          1.671           19,871

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.117          1.175               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.288          1.342               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.072           29,350

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.471          1.446               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.249          1.373           13,141

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.436          1.536           22,546

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.109          1.098               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.110          1.143               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023           27,917

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.554          1.509           32,627

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.016          1.049           42,523

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.984          1.001               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.384          1.396           50,226

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.509          1.539           33,685

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049           38,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.312          1.395          232,698

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045          116,325

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063           74,146

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.072          1.133               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.024          1.054           26,025

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.978          0.984               --
                                                       2005      0.973          0.978               --
                                                       2004      0.987          0.973               --
                                                       2003      0.998          0.987               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.101          1.161               --
                                                       2005      1.067          1.101               --
                                                       2004      0.994          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.103          1.084           78,205
                                                       2005      1.107          1.103           66,145
                                                       2004      1.041          1.107           73,363
                                                       2003      1.019          1.041           35,253

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.042          1.056          356,273
                                                       2005      1.042          1.042          356,509
                                                       2004      1.017          1.042          371,236
                                                       2003      1.000          1.017          209,026

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.706          2.127           21,699
                                                       2005      1.557          1.706           21,699
                                                       2004      1.373          1.557           21,699
                                                       2003      1.000          1.373           21,699

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.982          2.269            6,809
                                                       2005      1.896          1.982            6,812
                                                       2004      1.539          1.896            6,816
                                                       2003      1.013          1.539            6,816

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.385          1.471               --
                                                       2005      1.305          1.385               --
                                                       2004      1.255          1.305               --
                                                       2003      1.064          1.255               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.212          1.288               --
                                                       2005      1.236          1.212               --
                                                       2004      1.191          1.236               --
                                                       2003      1.101          1.191               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.677          1.827               --
                                                       2005      1.528          1.677               --
                                                       2004      1.344          1.528               --
                                                       2003      1.131          1.344               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.440          1.509               --
                                                       2005      1.411          1.440           33,685
                                                       2004      1.316          1.411           33,692
                                                       2003      0.968          1.316           24,196

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.244          1.272               --
                                                       2005      1.243          1.244            1,829
                                                       2004      1.153          1.243               --
                                                       2003      1.007          1.153               --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.430          1.476               --
                                                       2005      1.390          1.430               --
                                                       2004      1.288          1.390               --
                                                       2003      1.198          1.288               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.347          1.384               --
                                                       2005      1.269          1.347           27,164
                                                       2004      1.220          1.269           27,182
                                                       2003      1.119          1.220           17,177

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087               --
                                                       2005      0.975          1.025               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007               --
                                                       2005      1.000          1.006               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.069               --
                                                       2005      1.000          1.035           38,208

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.090               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.038               --
                                                       2005      1.013          1.021               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.498          1.586               --
                                                       2005      1.369          1.498               --
                                                       2004      1.210          1.369               --
                                                       2003      1.006          1.210               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.473          1.554               --
                                                       2005      1.464          1.473           32,627
                                                       2004      1.314          1.464               --
                                                       2003      1.162          1.314               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.274          1.312               --
                                                       2005      1.268          1.274          225,717
                                                       2004      1.165          1.268           95,802
                                                       2003      1.000          1.165           99,032

  Travelers MFS Value Subaccount (7/04)..............  2006      1.159          1.249               --
                                                       2005      1.115          1.159           10,687
                                                       2004      0.995          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.595          1.828               --
                                                       2005      1.492          1.595           66,385
                                                       2004      1.320          1.492           66,388
                                                       2003      1.085          1.320           28,922

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.357          1.436               --
                                                       2005      1.311          1.357           23,638
                                                       2004      1.209          1.311            7,631
                                                       2003      1.051          1.209               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.102          1.110               --
                                                       2005      1.088          1.102               --
                                                       2004      1.015          1.088               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.028          1.016               --
                                                       2005      1.036          1.028           41,373
                                                       2004      1.027          1.036               --
                                                       2003      1.027          1.027               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.357          1.412               --
                                                       2005      1.362          1.357           24,271
                                                       2004      1.266          1.362           22,624
                                                       2003      1.072          1.266           22,626

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.065          1.024               --
                                                       2005      1.045          1.065           25,118
                                                       2004      1.008          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.524          1.727           47,037
                                                       2005      1.499          1.524           52,427
                                                       2004      1.308          1.499               --
                                                       2003      1.114          1.308               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.306          1.361               --
                                                       2005      1.240          1.306               --
                                                       2004      1.223          1.240               --
                                                       2003      1.130          1.223               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.628          1.771           36,134
                                                       2005      1.429          1.628           38,342
                                                       2004      1.271          1.429               --
                                                       2003      1.082          1.271               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.452          1.613               --
                                                       2005      1.232          1.452               --
                                                       2004      1.246          1.232               --
                                                       2003      1.163          1.246               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.014          2.210           14,561
                                                       2005      1.748          2.014           14,629
                                                       2004      1.436          1.748            3,711
                                                       2003      0.999          1.436            3,716

                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.407          1.364               --
                                                       2005      1.256          1.407               --
                                                       2004      1.189          1.256               --
                                                       2003      1.000          1.189               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.682          1.976           13,482
                                                       2005      1.512          1.682           19,396
                                                       2004      1.366          1.512           12,575
                                                       2003      1.000          1.366            4,404

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.670          1.796          218,022
                                                       2005      1.474          1.670          218,830
                                                       2004      1.343          1.474           54,990
                                                       2003      1.000          1.343           20,944

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.460          1.641          246,704
                                                       2005      1.414          1.460          241,657
                                                       2004      1.314          1.414           57,717
                                                       2003      1.000          1.314           18,526

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.656          1.634               --
                                                       2005      1.437          1.656           11,889
                                                       2004      1.232          1.437           16,239
                                                       2003      1.000          1.232            4,262

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.733          2.242               --
                                                       2005      1.658          1.733            6,868
                                                       2004      1.294          1.658            7,184
                                                       2003      1.000          1.294            1,441

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.258          1.429               --
                                                       2005      1.235          1.258               --
                                                       2004      1.206          1.235            2,778
                                                       2003      1.000          1.206               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.481          1.499            3,903
                                                       2005      1.435          1.481           12,039
                                                       2004      1.321          1.435           11,081
                                                       2003      1.000          1.321            3,903

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.393               --
                                                       2005      1.195          1.284           32,924
                                                       2004      1.073          1.195           33,701
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.425               --
                                                       2005      1.193          1.282               --
                                                       2004      1.066          1.193               --
                                                       2003      1.000          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.489          1.719               --
                                                       2005      1.381          1.489           22,508
                                                       2004      1.257          1.381           22,850
                                                       2003      1.000          1.257           15,059

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.173          2.715            6,448
                                                       2005      1.748          2.173            5,763
                                                       2004      1.437          1.748            5,173
                                                       2003      1.000          1.437            4,337

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.739          2.060           62,617
                                                       2005      1.618          1.739           65,886
                                                       2004      1.400          1.618               --
                                                       2003      1.106          1.400               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.652          1.963               --
                                                       2005      1.556          1.652            4,927
                                                       2004      1.375          1.556            3,779
                                                       2003      1.000          1.375            3,779

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.050          1.070               --
                                                       2005      1.062          1.050               --
                                                       2004      1.005          1.062               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.238          1.275               --
                                                       2005      1.179          1.238            8,512
                                                       2004      1.116          1.179            8,903
                                                       2003      1.000          1.116               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.460          1.514               --
                                                       2005      1.333          1.460           15,016
                                                       2004      1.196          1.333           15,706
                                                       2003      1.000          1.196               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.515          1.593               --
                                                       2005      1.392          1.515               --
                                                       2004      1.419          1.392               --
                                                       2003      1.000          1.419            1,252

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.347          1.549               --
                                                       2005      1.308          1.347               --
                                                       2004      1.283          1.308               --
                                                       2003      1.000          1.283               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.507          1.678               --
                                                       2005      1.486          1.507            7,009
                                                       2004      1.326          1.486            7,329
                                                       2003      1.000          1.326               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.499          1.727               --
                                                       2005      1.477          1.499            6,678
                                                       2004      1.399          1.477            6,984
                                                       2003      1.000          1.399            1,350

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.478          1.705               --
                                                       2005      1.422          1.478            7,044
                                                       2004      1.321          1.422            7,368
                                                       2003      1.000          1.321               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.388          1.411               --
                                                       2005      1.353          1.388            6,922
                                                       2004      1.380          1.353            7,240
                                                       2003      1.000          1.380               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.751          1.925            4,386
                                                       2005      1.711          1.751            4,386
                                                       2004      1.524          1.711            4,787
                                                       2003      1.000          1.524            2,732

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.518          1.645               --
                                                       2005      1.417          1.518               --
                                                       2004      1.331          1.417               --
                                                       2003      1.000          1.331            1,419

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.374          1.543           19,303
                                                       2005      1.352          1.374           19,303
                                                       2004      1.257          1.352           19,303
                                                       2003      1.000          1.257           19,303

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.368          1.500           14,858
                                                       2005      1.354          1.368           14,858
                                                       2004      1.281          1.354           14,858
                                                       2003      1.000          1.281           14,858

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.981          0.996               --
                                                       2005      0.983          0.981            3,567
                                                       2004      0.996          0.983            3,300
                                                       2003      1.000          0.996               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.367          1.564            4,200
                                                       2005      1.357          1.367            4,200
                                                       2004      1.235          1.357            4,200
                                                       2003      1.000          1.235            5,744

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.597          1.748           13,750
                                                       2005      1.513          1.597           13,601
                                                       2004      1.250          1.513           15,612
                                                       2003      1.000          1.250            3,279

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.084          1.115               --
                                                       2005      1.070          1.084               --
                                                       2004      0.994          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.821          1.724               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.329           58,405

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.581          1.664            7,929

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.079          1.184               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.822          1.996            2,229

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.634          1.665            4,262

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.115          1.172               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.284          1.337               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.071           23,901

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.467          1.440            4,123

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.246          1.369            3,205

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.213               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.432          1.530               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.107          1.097               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.108          1.140               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023            4,048

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.550          1.504            7,581

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.012          1.045               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.981          0.997               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.380          1.390           19,765

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.504          1.534           18,479

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.308          1.390           14,091

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045           51,073

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.070          1.130               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.022          1.051               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.975          0.981               --
                                                       2005      0.972          0.975               --
                                                       2004      0.986          0.972           50,215
                                                       2003      1.000          0.986           50,215

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.099          1.158               --
                                                       2005      1.066          1.099               --
                                                       2004      0.994          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.100          1.081            6,243
                                                       2005      1.105          1.100            7,480
                                                       2004      1.040          1.105            7,001
                                                       2003      1.000          1.040               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.039          1.052           44,965
                                                       2005      1.040          1.039           45,746
                                                       2004      1.017          1.040           45,739
                                                       2003      1.000          1.017           20,129

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.701          2.119               --
                                                       2005      1.555          1.701               --
                                                       2004      1.372          1.555               --
                                                       2003      1.000          1.372               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.976          2.261            4,315
                                                       2005      1.893          1.976            5,279
                                                       2004      1.538          1.893            4,707
                                                       2003      1.000          1.538            2,746

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.381          1.467               --
                                                       2005      1.303          1.381            4,123
                                                       2004      1.254          1.303            4,123
                                                       2003      1.000          1.254            4,123

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.208          1.284               --
                                                       2005      1.234          1.208            7,923
                                                       2004      1.191          1.234            8,287
                                                       2003      1.000          1.191               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.673          1.821               --
                                                       2005      1.525          1.673            6,866
                                                       2004      1.343          1.525            7,179
                                                       2003      1.000          1.343            1,359

  Travelers Equity Income Subaccount (3/03)..........  2006      1.436          1.504               --
                                                       2005      1.409          1.436           25,801
                                                       2004      1.315          1.409           26,137
                                                       2003      1.000          1.315           19,911

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.241          1.269               --
                                                       2005      1.240          1.241           66,991
                                                       2004      1.152          1.240           64,358
                                                       2003      1.000          1.152               --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.426          1.472               --
                                                       2005      1.388          1.426               --
                                                       2004      1.287          1.388               --
                                                       2003      1.000          1.287               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.343          1.380               --
                                                       2005      1.267          1.343           19,765
                                                       2004      1.219          1.267           19,765
                                                       2003      1.000          1.219           19,765

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.086               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.006               --
                                                       2005      1.000          1.006               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.068               --
                                                       2005      1.000          1.035               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.089               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.037               --
                                                       2005      1.013          1.021               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.493          1.581               --
                                                       2005      1.366          1.493            5,368
                                                       2004      1.209          1.366            5,858
                                                       2003      1.000          1.209            3,277

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.469          1.550               --
                                                       2005      1.461          1.469            4,904
                                                       2004      1.313          1.461            5,352
                                                       2003      1.000          1.313            4,392

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.271          1.308               --
                                                       2005      1.265          1.271           30,239
                                                       2004      1.164          1.265           30,887
                                                       2003      1.000          1.164           11,563

  Travelers MFS Value Subaccount (7/04)..............  2006      1.157          1.246               --
                                                       2005      1.114          1.157            3,218
                                                       2004      0.995          1.114            4,865

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.591          1.822               --
                                                       2005      1.489          1.591            1,194
                                                       2004      1.319          1.489               --
                                                       2003      1.000          1.319               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.353          1.432               --
                                                       2005      1.309          1.353               --
                                                       2004      1.208          1.309               --
                                                       2003      1.000          1.208               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.100          1.108               --
                                                       2005      1.088          1.100            1,617
                                                       2004      1.014          1.088            1,587

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.025          1.012               --
                                                       2005      1.034          1.025               --
                                                       2004      1.026          1.034               --
                                                       2003      1.000          1.026           36,964

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.353          1.408               --
                                                       2005      1.360          1.353               --
                                                       2004      1.265          1.360               --
                                                       2003      1.000          1.265               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.063          1.022               --
                                                       2005      1.045          1.063               --
                                                       2004      1.008          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.520          1.720            7,970
                                                       2005      1.497          1.520           15,126
                                                       2004      1.307          1.497           15,455
                                                       2003      1.000          1.307            7,970

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.302          1.356           11,252
                                                       2005      1.237          1.302           11,252
                                                       2004      1.222          1.237           11,252
                                                       2003      1.000          1.222           11,252

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.623          1.764            6,420
                                                       2005      1.427          1.623            4,088
                                                       2004      1.270          1.427            4,088
                                                       2003      1.000          1.270            4,088

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.448          1.607               --
                                                       2005      1.230          1.448               --
                                                       2004      1.245          1.230               --
                                                       2003      1.000          1.245               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.008          2.202           57,459
                                                       2005      1.744          2.008           66,526
                                                       2004      1.435          1.744           10,039
                                                       2003      1.000          1.435               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.483          1.825               --
                                                       2005      1.293          1.483               --
                                                       2004      1.067          1.293               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.154          1.159               --
                                                       2005      1.087          1.154           26,846
                                                       2004      1.063          1.087          271,504
                                                       2003      1.000          1.063          271,504

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.330          1.552               --
                                                       2005      1.187          1.330               --
                                                       2004      1.121          1.187               --
                                                       2003      1.000          1.121               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.031          2.641               --
                                                       2005      1.618          2.031            4,712
                                                       2004      1.320          1.618            4,712
                                                       2003      1.000          1.320               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.634          1.815               --
                                                       2005      1.434          1.634               --
                                                       2004      1.238          1.434               --
                                                       2003      1.000          1.238               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.404          1.484               --
                                                       2005      1.314          1.404               --
                                                       2004      1.172          1.314               --
                                                       2003      1.000          1.172               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.187          1.269               --
                                                       2005      1.170          1.187               --
                                                       2004      1.126          1.170               --
                                                       2003      1.000          1.126               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.137          139,415
                                                       2005      1.000          1.006          139,444

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.631          2.195              418
                                                       2005      1.493          1.631            6,643
                                                       2004      1.164          1.493           46,068
                                                       2003      1.000          1.164           46,232

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.996          1.019               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.253          1.330               --
                                                       2005      1.177          1.253               --
                                                       2004      1.115          1.177               --
                                                       2003      1.000          1.115               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.755          2.098              421
                                                       2005      1.515          1.755              487
                                                       2004      1.254          1.515              542
                                                       2003      1.000          1.254               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.260          1.401               --
                                                       2005      1.215          1.260               --
                                                       2004      1.128          1.215           95,096
                                                       2003      1.000          1.128           95,096

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.276          1.324              827
                                                       2005      1.203          1.276            1,295
                                                       2004      1.123          1.203            1,695
                                                       2003      1.000          1.123            1,621

  DWSI International Subaccount (Class B) (7/03).....  2006      1.535          1.889            8,681
                                                       2005      1.352          1.535           13,588
                                                       2004      1.185          1.352           14,038
                                                       2003      1.000          1.185            1,571

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.207          1.262               --
                                                       2005      1.236          1.207            1,820
                                                       2004      1.130          1.236            2,210
                                                       2003      1.000          1.130            2,181

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.131          1.219           21,878
                                                       2005      1.110          1.131           26,386
                                                       2004      1.063          1.110          269,943
                                                       2003      1.000          1.063          243,527

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.411          1.594            1,022
                                                       2005      1.311          1.411           60,519
                                                       2004      1.156          1.311           61,107
                                                       2003      1.000          1.156            2,385

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.084          1.157               --
                                                       2005      1.058          1.084               --
                                                       2004      1.020          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.009          1.029           11,605
                                                       2005      1.010          1.009           27,604
                                                       2004      0.989          1.010           28,039
                                                       2003      1.000          0.989            3,028

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.357          1.523           30,761
                                                       2005      1.266          1.357           83,330
                                                       2004      1.158          1.266           83,330
                                                       2003      1.000          1.158           35,354

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.368          1.587           24,351
                                                       2005      1.297          1.368           29,969
                                                       2004      1.163          1.297           27,371
                                                       2003      1.000          1.163           27,378

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.652          2.019           10,251
                                                       2005      1.533          1.652           20,492
                                                       2004      1.245          1.533           18,429
                                                       2003      1.000          1.245           11,804

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.592          2.025              544
                                                       2005      1.324          1.592            1,046
                                                       2004      1.180          1.324            1,558
                                                       2003      1.000          1.180            1,577

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.013          1.031           10,181
                                                       2005      1.010          1.013           10,181
                                                       2004      0.996          1.010          110,795
                                                       2003      1.000          0.996          110,795

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.139          1.259               --
                                                       2005      1.095          1.139               --
                                                       2004      1.032          1.095               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.219          1.317            2,698
                                                       2005      1.201          1.219           19,195
                                                       2004      1.092          1.201           19,740
                                                       2003      1.000          1.092            2,759

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.058          1.076               --
                                                       2005      1.042          1.058           76,790
                                                       2004      1.017          1.042               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.242          1.242               --
                                                       2005      1.222          1.242               --
                                                       2004      1.132          1.222          112,290
                                                       2003      1.000          1.132               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.565          1.920              384
                                                       2005      1.399          1.565              710
                                                       2004      1.210          1.399              988
                                                       2003      1.000          1.210            1,023

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.338          1.418               --
                                                       2005      1.221          1.338               --
                                                       2004      1.120          1.221               --
                                                       2003      1.000          1.120               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.285          1.268               --
                                                       2005      1.223          1.285               --
                                                       2004      1.110          1.223               --
                                                       2003      1.000          1.110               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.149          1.271               --
                                                       2005      1.037          1.149               --
                                                       2004      1.000          1.037               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.247          1.407            9,245
                                                       2005      1.251          1.247           14,924
                                                       2004      1.163          1.251           12,063
                                                       2003      1.000          1.163           12,013

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.428          1.573               --
                                                       2005      1.286          1.428               --
                                                       2004      1.176          1.286               --
                                                       2003      1.000          1.176               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.261          1.296               --
                                                       2005      1.293          1.261               --
                                                       2004      1.122          1.293          241,423
                                                       2003      1.000          1.122          241,423

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.333          1.445               --
                                                       2005      1.184          1.333               --
                                                       2004      1.165          1.184               --
                                                       2003      1.000          1.165               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.110          1.208               --
                                                       2005      1.076          1.110               --
                                                       2004      1.020          1.076               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.982          1.004               --
                                                       2005      0.977          0.982           10,891
                                                       2004      0.990          0.977           10,891
                                                       2003      1.000          0.990               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.107          1.129               --
                                                       2005      1.182          1.107               --
                                                       2004      1.194          1.182               --
                                                       2003      1.000          1.194               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.287          1.323              636
                                                       2005      1.229          1.287           15,274
                                                       2004      1.133          1.229           15,300
                                                       2003      1.000          1.133               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.047          1.117           12,809
                                                       2005      1.047          1.047           13,330
                                                       2004      0.985          1.047           13,609
                                                       2003      1.000          0.985           11,988

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.227          1.209              888
                                                       2005      1.211          1.227            1,318
                                                       2004      1.216          1.211            1,665
                                                       2003      1.000          1.216            1,512

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.131          1.355               --
                                                       2005      1.053          1.131               --
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.438          1.498               --
                                                       2005      1.317          1.438               --
                                                       2004      1.213          1.317               --
                                                       2003      1.000          1.213               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.069           12,732




                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.489          1.833               --
                                                       2005      1.300          1.489               --
                                                       2004      1.073          1.300               --
                                                       2003      1.000          1.073               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.122          1.127               --
                                                       2005      1.058          1.122               --
                                                       2004      1.035          1.058               --
                                                       2003      1.000          1.035               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.208          1.410               --
                                                       2005      1.079          1.208               --
                                                       2004      1.020          1.079               --
                                                       2003      1.000          1.020               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.604          2.085               --
                                                       2005      1.278          1.604               --
                                                       2004      1.043          1.278               --
                                                       2003      1.000          1.043               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.361          1.511               --
                                                       2005      1.194          1.361               --
                                                       2004      1.032          1.194               --
                                                       2003      0.968          1.032               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.232          1.301               --
                                                       2005      1.153          1.232               --
                                                       2004      1.029          1.153               --
                                                       2003      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.100          1.175               --
                                                       2005      1.085          1.100               --
                                                       2004      1.044          1.085               --
                                                       2003      1.024          1.044               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.137               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.462          1.966               --
                                                       2005      1.339          1.462               --
                                                       2004      1.045          1.339               --
                                                       2003      1.000          1.045               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.018               --
                                                       2005      1.000          0.995               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.171          1.242            6,929
                                                       2005      1.100          1.171               --
                                                       2004      1.043          1.100               --
                                                       2003      1.000          1.043               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.497          1.789               --
                                                       2005      1.293          1.497               --
                                                       2004      1.070          1.293               --
                                                       2003      1.000          1.070               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.179          1.310               --
                                                       2005      1.137          1.179               --
                                                       2004      1.056          1.137               --
                                                       2003      1.000          1.056               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.237          1.283               --
                                                       2005      1.167          1.237               --
                                                       2004      1.090          1.167               --
                                                       2003      1.000          1.090               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.406          1.730               --
                                                       2005      1.239          1.406               --
                                                       2004      1.087          1.239               --
                                                       2003      1.000          1.087               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.105          1.155               --
                                                       2005      1.132          1.105               --
                                                       2004      1.035          1.132               --
                                                       2003      1.000          1.035               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.097          1.182               --
                                                       2005      1.077          1.097               --
                                                       2004      1.032          1.077               --
                                                       2003      1.000          1.032               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.291          1.459               --
                                                       2005      1.200          1.291               --
                                                       2004      1.059          1.200               --
                                                       2003      1.000          1.059               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.083          1.156               --
                                                       2005      1.058          1.083           58,475
                                                       2004      1.020          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.037          1.056            4,615
                                                       2005      1.038          1.037               --
                                                       2004      1.017          1.038               --
                                                       2003      1.000          1.017               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.246          1.397               --
                                                       2005      1.163          1.246               --
                                                       2004      1.065          1.163               --
                                                       2003      1.000          1.065               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.255          1.456               --
                                                       2005      1.191          1.255               --
                                                       2004      1.068          1.191               --
                                                       2003      1.000          1.068               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.405          1.717               --
                                                       2005      1.305          1.405               --
                                                       2004      1.060          1.305               --
                                                       2003      1.000          1.060               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.453          1.847               --
                                                       2005      1.209          1.453               --
                                                       2004      1.078          1.209               --
                                                       2003      1.000          1.078               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.026          1.044               --
                                                       2005      1.023          1.026               --
                                                       2004      1.009          1.023               --
                                                       2003      1.000          1.009               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.139          1.258           85,864
                                                       2005      1.095          1.139           87,255
                                                       2004      1.032          1.095               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.154          1.247            3,006
                                                       2005      1.138          1.154               --
                                                       2004      1.035          1.138               --
                                                       2003      1.000          1.035               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.057          1.075               --
                                                       2005      1.041          1.057               --
                                                       2004      1.017          1.041               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.161          1.161               --
                                                       2005      1.143          1.161               --
                                                       2004      1.060          1.143               --
                                                       2003      1.000          1.060               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.406          1.725            5,085
                                                       2005      1.258          1.406               --
                                                       2004      1.088          1.258               --
                                                       2003      1.000          1.088               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.262          1.336            7,057
                                                       2005      1.152          1.262               --
                                                       2004      1.057          1.152               --
                                                       2003      1.000          1.057               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.207          1.191               --
                                                       2005      1.149          1.207               --
                                                       2004      1.044          1.149               --
                                                       2003      1.000          1.044               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.148          1.270               --
                                                       2005      1.036          1.148               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.144          1.290            3,425
                                                       2005      1.148          1.144               --
                                                       2004      1.068          1.148               --
                                                       2003      1.000          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.248          1.374               --
                                                       2005      1.124          1.248               --
                                                       2004      1.029          1.124               --
                                                       2003      1.000          1.029               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.200          1.234               --
                                                       2005      1.231          1.200               --
                                                       2004      1.070          1.231               --
                                                       2003      1.000          1.070               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.164          1.262               --
                                                       2005      1.035          1.164               --
                                                       2004      1.019          1.035               --
                                                       2003      1.000          1.019               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.109          1.206            5,749
                                                       2005      1.076          1.109               --
                                                       2004      1.020          1.076               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.988          1.010               --
                                                       2005      0.983          0.988               --
                                                       2004      0.998          0.983               --
                                                       2003      1.000          0.998               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.948          0.966               --
                                                       2005      1.012          0.948               --
                                                       2004      1.023          1.012               --
                                                       2003      1.000          1.023               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.144          1.176               --
                                                       2005      1.093          1.144               --
                                                       2004      1.008          1.093               --
                                                       2003      1.000          1.008               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.169               --
                                                       2005      1.096          1.096               --
                                                       2004      1.032          1.096               --
                                                       2003      1.000          1.032               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.029          1.013               --
                                                       2005      1.016          1.029               --
                                                       2004      1.020          1.016               --
                                                       2003      1.000          1.020               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.130          1.354               --
                                                       2005      1.053          1.130               --
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.202          1.252            4,057
                                                       2005      1.102          1.202               --
                                                       2004      1.016          1.102               --
                                                       2003      1.000          1.016               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.069            6,511




                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.475          1.812            8,710
                                                       2005      1.289          1.475           21,128
                                                       2004      1.065          1.289           78,952
                                                       2003      1.000          1.065            7,327

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.148          1.153               --
                                                       2005      1.084          1.148          167,388
                                                       2004      1.061          1.084          163,658
                                                       2003      1.000          1.061          150,572

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.323          1.541           30,412
                                                       2005      1.184          1.323           72,410
                                                       2004      1.120          1.184           26,757
                                                       2003      1.000          1.120           27,683

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.021          2.622           35,701
                                                       2005      1.613          2.021           29,439
                                                       2004      1.318          1.613           28,620
                                                       2003      1.000          1.318           11,233

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.626          1.802            2,923
                                                       2005      1.429          1.626           14,529
                                                       2004      1.237          1.429           20,239
                                                       2003      1.000          1.237              652

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.397          1.473          208,013
                                                       2005      1.310          1.397          295,563
                                                       2004      1.171          1.310          280,493
                                                       2003      1.000          1.171          163,248

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.181          1.260            2,084
                                                       2005      1.167          1.181            2,340
                                                       2004      1.125          1.167           17,882
                                                       2003      1.000          1.125            5,180

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.134          287,535
                                                       2005      1.000          1.006          225,518

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.623          2.179           76,003
                                                       2005      1.489          1.623          150,254
                                                       2004      1.163          1.489          110,568
                                                       2003      1.000          1.163           64,713

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.016               --
                                                       2005      1.000          0.995               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.247          1.321          323,021
                                                       2005      1.173          1.247          273,711
                                                       2004      1.114          1.173          148,523
                                                       2003      1.000          1.114           56,423

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.746          2.083           21,708
                                                       2005      1.510          1.746           56,088
                                                       2004      1.252          1.510           47,110
                                                       2003      1.000          1.252           59,113

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.254          1.391          101,610
                                                       2005      1.211          1.254          107,482
                                                       2004      1.127          1.211          101,747
                                                       2003      1.000          1.127           35,200

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.269          1.315           41,001
                                                       2005      1.199          1.269          123,303
                                                       2004      1.122          1.199           64,405
                                                       2003      1.000          1.122           40,984

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.527          1.876           99,884
                                                       2005      1.347          1.527          167,982
                                                       2004      1.184          1.347          166,578
                                                       2003      1.000          1.184           60,176

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.201          1.254               --
                                                       2005      1.232          1.201          124,997
                                                       2004      1.129          1.232           78,588
                                                       2003      1.000          1.129           14,576

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.126          1.211           68,171
                                                       2005      1.106          1.126          191,986
                                                       2004      1.062          1.106          124,091
                                                       2003      1.000          1.062           58,992

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.403          1.583           75,320
                                                       2005      1.307          1.403          166,234
                                                       2004      1.155          1.307          143,034
                                                       2003      1.000          1.155           30,813

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.081          1.152               --
                                                       2005      1.058          1.081               --
                                                       2004      1.020          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.004          1.022          365,942
                                                       2005      1.007          1.004          356,994
                                                       2004      0.987          1.007          337,585
                                                       2003      1.000          0.987          178,152

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.350          1.512          238,933
                                                       2005      1.262          1.350          603,392
                                                       2004      1.157          1.262          443,156
                                                       2003      1.000          1.157          233,927

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.361          1.575          378,671
                                                       2005      1.293          1.361          409,263
                                                       2004      1.162          1.293          417,030
                                                       2003      1.000          1.162          261,532

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.643          2.005          180,345
                                                       2005      1.529          1.643          327,339
                                                       2004      1.244          1.529          365,773
                                                       2003      1.000          1.244          179,035

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.584          2.011           65,502
                                                       2005      1.320          1.584          154,149
                                                       2004      1.179          1.320           86,464
                                                       2003      1.000          1.179           58,321

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.008          1.024          133,784
                                                       2005      1.007          1.008          215,469
                                                       2004      0.995          1.007          161,499
                                                       2003      1.000          0.995          174,841

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.136          1.254           74,534
                                                       2005      1.094          1.136          176,460
                                                       2004      1.032          1.094           50,599

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.212          1.307          179,828
                                                       2005      1.197          1.212          339,081
                                                       2004      1.091          1.197          286,269
                                                       2003      1.000          1.091          124,753

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.055          1.071               --
                                                       2005      1.041          1.055               --
                                                       2004      1.017          1.041               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.236          1.236               --
                                                       2005      1.218          1.236               --
                                                       2004      1.131          1.218          190,513
                                                       2003      1.000          1.131           61,019

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.557          1.907           90,279
                                                       2005      1.395          1.557           93,216
                                                       2004      1.209          1.395           88,865
                                                       2003      1.000          1.209           57,768

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.331          1.408           85,373
                                                       2005      1.217          1.331          207,434
                                                       2004      1.119          1.217          117,168
                                                       2003      1.000          1.119          127,223

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.279          1.260               --
                                                       2005      1.219          1.279           35,407
                                                       2004      1.109          1.219           13,157
                                                       2003      1.000          1.109            2,499

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.146          1.266               --
                                                       2005      1.036          1.146               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.241          1.397          166,980
                                                       2005      1.247          1.241          212,974
                                                       2004      1.162          1.247          253,551
                                                       2003      1.000          1.162           94,473

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.421          1.562               --
                                                       2005      1.281          1.421           15,024
                                                       2004      1.174          1.281           15,024
                                                       2003      1.000          1.174           15,024

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.255          1.288               --
                                                       2005      1.289          1.255           61,345
                                                       2004      1.121          1.289          137,459
                                                       2003      1.000          1.121           71,235

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.326          1.435            2,431
                                                       2005      1.181          1.326            4,253
                                                       2004      1.164          1.181            4,421
                                                       2003      1.000          1.164            4,229

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.107          1.202          265,060
                                                       2005      1.076          1.107          272,006
                                                       2004      1.019          1.076          169,604

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.977          0.997           67,158
                                                       2005      0.974          0.977          105,461
                                                       2004      0.989          0.974          273,100
                                                       2003      1.000          0.989          166,112

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.102          1.121               --
                                                       2005      1.178          1.102          168,724
                                                       2004      1.193          1.178           85,197
                                                       2003      1.000          1.193           15,411

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.280          1.314          107,461
                                                       2005      1.225          1.280          133,625
                                                       2004      1.132          1.225          124,543
                                                       2003      1.000          1.132           96,514

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.041          1.109           78,035
                                                       2005      1.043          1.041          122,789
                                                       2004      0.984          1.043          112,454
                                                       2003      1.000          0.984           94,273

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.221          1.200           98,131
                                                       2005      1.207          1.221           66,639
                                                       2004      1.215          1.207           61,268
                                                       2003      1.000          1.215           83,635

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.128          1.350               --
                                                       2005      1.053          1.128            6,156
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.430          1.488           62,941
                                                       2005      1.313          1.430          174,767
                                                       2004      1.212          1.313          153,236
                                                       2003      1.000          1.212           69,207

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.068          173,123




                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.483          1.821             --
                                                       2005      1.297          1.483             --
                                                       2004      1.072          1.297             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.117          1.122             --
                                                       2005      1.055          1.117             --
                                                       2004      1.034          1.055             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.203          1.401             --
                                                       2005      1.077          1.203             --
                                                       2004      1.020          1.077             --
                                                       2003      1.000          1.020             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.597          2.072             --
                                                       2005      1.276          1.597             --
                                                       2004      1.043          1.276             --
                                                       2003      1.000          1.043             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.355          1.501             --
                                                       2005      1.192          1.355             --
                                                       2004      1.032          1.192             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.227          1.293             --
                                                       2005      1.151          1.227             --
                                                       2004      1.029          1.151             --
                                                       2003      1.000          1.029             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.095          1.168             --
                                                       2005      1.083          1.095             --
                                                       2004      1.044          1.083             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.134             --
                                                       2005      1.000          1.005             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.456          1.954             --
                                                       2005      1.336          1.456             --
                                                       2004      1.044          1.336             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.015             --
                                                       2005      1.000          0.994             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.166          1.235             --
                                                       2005      1.098          1.166             --
                                                       2004      1.043          1.098             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.490          1.778             --
                                                       2005      1.290          1.490             --
                                                       2004      1.070          1.290             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.174          1.301             --
                                                       2005      1.134          1.174             --
                                                       2004      1.056          1.134             --
                                                       2003      1.000          1.056             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.232          1.275             --
                                                       2005      1.165          1.232             --
                                                       2004      1.090          1.165             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.400          1.719             --
                                                       2005      1.236          1.400             --
                                                       2004      1.087          1.236             --
                                                       2003      1.000          1.087             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.100          1.148             --
                                                       2005      1.129          1.100             --
                                                       2004      1.035          1.129             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.093          1.174             --
                                                       2005      1.074          1.093             --
                                                       2004      1.032          1.074             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.286          1.450             --
                                                       2005      1.198          1.286             --
                                                       2004      1.059          1.198             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.080          1.151             --
                                                       2005      1.057          1.080             --
                                                       2004      1.020          1.057             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.032          1.050             --
                                                       2005      1.035          1.032             --
                                                       2004      1.016          1.035             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.241          1.389             --
                                                       2005      1.161          1.241             --
                                                       2004      1.064          1.161             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.250          1.446             --
                                                       2005      1.188          1.250             --
                                                       2004      1.068          1.188             --
                                                       2003      1.000          1.068             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.399          1.706             --
                                                       2005      1.302          1.399             --
                                                       2004      1.060          1.302             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.447          1.836             --
                                                       2005      1.206          1.447             --
                                                       2004      1.078          1.206             --
                                                       2003      1.000          1.078             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.022          1.037             --
                                                       2005      1.021          1.022             --
                                                       2004      1.009          1.021             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.135          1.252             --
                                                       2005      1.094          1.135             --
                                                       2004      1.032          1.094             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.149          1.239             --
                                                       2005      1.136          1.149             --
                                                       2004      1.035          1.136             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.054          1.070             --
                                                       2005      1.041          1.054             --
                                                       2004      1.017          1.041             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.157          1.157             --
                                                       2005      1.140          1.157             --
                                                       2004      1.059          1.140             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.400          1.714             --
                                                       2005      1.255          1.400             --
                                                       2004      1.088          1.255             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.256          1.328             --
                                                       2005      1.149          1.256             --
                                                       2004      1.057          1.149             --
                                                       2003      1.000          1.057             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.202          1.184             --
                                                       2005      1.147          1.202             --
                                                       2004      1.044          1.147             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.145          1.264             --
                                                       2005      1.036          1.145             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.139          1.282             --
                                                       2005      1.146          1.139             --
                                                       2004      1.067          1.146             --
                                                       2003      1.000          1.067             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.243          1.366             --
                                                       2005      1.122          1.243             --
                                                       2004      1.028          1.122             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.195          1.227             --
                                                       2005      1.229          1.195             --
                                                       2004      1.069          1.229             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.159          1.254             --
                                                       2005      1.033          1.159             --
                                                       2004      1.019          1.033             --
                                                       2003      1.000          1.019             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.106          1.201             --
                                                       2005      1.075          1.106             --
                                                       2004      1.019          1.075             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.984          1.004             --
                                                       2005      0.981          0.984             --
                                                       2004      0.997          0.981             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.944          0.960             --
                                                       2005      1.009          0.944             --
                                                       2004      1.022          1.009             --
                                                       2003      1.000          1.022             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.139          1.168             --
                                                       2005      1.090          1.139             --
                                                       2004      1.008          1.090             --
                                                       2003      1.000          1.008             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.091          1.161             --
                                                       2005      1.094          1.091             --
                                                       2004      1.032          1.094             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.024          1.007             --
                                                       2005      1.013          1.024             --
                                                       2004      1.020          1.013             --
                                                       2003      1.000          1.020             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.128          1.348             --
                                                       2005      1.053          1.128             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.197          1.245             --
                                                       2005      1.099          1.197             --
                                                       2004      1.015          1.099             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067             --




                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.471          1.806            1,342
                                                       2005      1.287          1.471            1,344
                                                       2004      1.065          1.287               --
                                                       2003      0.975          1.065               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.145          1.149               --
                                                       2005      1.082          1.145               --
                                                       2004      1.061          1.082               --
                                                       2003      1.011          1.061               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.320          1.536               --
                                                       2005      1.182          1.320               --
                                                       2004      1.119          1.182               --
                                                       2003      1.070          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.016          2.613            1,147
                                                       2005      1.610          2.016            1,148
                                                       2004      1.318          1.610               --
                                                       2003      1.188          1.318               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.622          1.796               --
                                                       2005      1.427          1.622               --
                                                       2004      1.236          1.427               --
                                                       2003      1.160          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.393          1.468               --
                                                       2005      1.308          1.393           12,250
                                                       2004      1.170          1.308               --
                                                       2003      1.045          1.170               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.178          1.255               --
                                                       2005      1.165          1.178               --
                                                       2004      1.124          1.165               --
                                                       2003      1.102          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.133               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.619          2.172            1,199
                                                       2005      1.486          1.619            5,008
                                                       2004      1.162          1.486               --
                                                       2003      1.014          1.162               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.015               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.244          1.316               --
                                                       2005      1.172          1.244               --
                                                       2004      1.114          1.172               --
                                                       2003      1.014          1.114               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.741          2.076            1,203
                                                       2005      1.507          1.741            1,205
                                                       2004      1.251          1.507               --
                                                       2003      1.023          1.251               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.251          1.386               --
                                                       2005      1.209          1.251               --
                                                       2004      1.126          1.209               --
                                                       2003      1.017          1.126               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.266          1.310               --
                                                       2005      1.198          1.266            8,372
                                                       2004      1.121          1.198               --
                                                       2003      1.016          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.523          1.869            1,336
                                                       2005      1.345          1.523               --
                                                       2004      1.183          1.345               --
                                                       2003      0.989          1.183               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.198          1.250               --
                                                       2005      1.230          1.198               --
                                                       2004      1.128          1.230               --
                                                       2003      1.026          1.128               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.123          1.206               --
                                                       2005      1.105          1.123           13,456
                                                       2004      1.062          1.105               --
                                                       2003      0.998          1.062               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.400          1.577               --
                                                       2005      1.305          1.400           18,072
                                                       2004      1.154          1.305               --
                                                       2003      1.014          1.154               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.080          1.149               --
                                                       2005      1.057          1.080           11,593
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.001          1.018               --
                                                       2005      1.005          1.001               --
                                                       2004      0.987          1.005               --
                                                       2003      0.994          0.987               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.347          1.506               --
                                                       2005      1.260          1.347           19,927
                                                       2004      1.156          1.260               --
                                                       2003      1.004          1.156               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.357          1.570            2,702
                                                       2005      1.290          1.357            1,417
                                                       2004      1.161          1.290               --
                                                       2003      1.031          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.639          1.998            1,215
                                                       2005      1.526          1.639            7,787
                                                       2004      1.243          1.526               --
                                                       2003      1.039          1.243               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.580          2.004            1,390
                                                       2005      1.318          1.580            1,392
                                                       2004      1.179          1.318               --
                                                       2003      1.031          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.005          1.020               --
                                                       2005      1.005          1.005               --
                                                       2004      0.994          1.005               --
                                                       2003      0.997          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.135          1.251               --
                                                       2005      1.094          1.135               --
                                                       2004      1.032          1.094               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.209          1.303               --
                                                       2005      1.195          1.209           12,367
                                                       2004      1.090          1.195               --
                                                       2003      1.010          1.090               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.054          1.069               --
                                                       2005      1.040          1.054               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.234          1.234               --
                                                       2005      1.216          1.234               --
                                                       2004      1.130          1.216               --
                                                       2003      1.060          1.130               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.553          1.900               --
                                                       2005      1.393          1.553               --
                                                       2004      1.208          1.393               --
                                                       2003      0.994          1.208               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.328          1.403               --
                                                       2005      1.215          1.328           13,043
                                                       2004      1.118          1.215               --
                                                       2003      1.001          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.275          1.255               --
                                                       2005      1.217          1.275               --
                                                       2004      1.109          1.217               --
                                                       2003      1.059          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.145          1.263               --
                                                       2005      1.036          1.145               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.237          1.392            1,516
                                                       2005      1.245          1.237            1,518
                                                       2004      1.161          1.245               --
                                                       2003      1.013          1.161               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.417          1.556               --
                                                       2005      1.279          1.417               --
                                                       2004      1.174          1.279               --
                                                       2003      1.071          1.174               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.251          1.284               --
                                                       2005      1.287          1.251            1,475
                                                       2004      1.120          1.287               --
                                                       2003      1.024          1.120               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.322          1.430               --
                                                       2005      1.179          1.322               --
                                                       2004      1.163          1.179               --
                                                       2003      1.034          1.163               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.105          1.199          107,018
                                                       2005      1.075          1.105          122,276
                                                       2004      1.019          1.075               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.974          0.994               --
                                                       2005      0.972          0.974               --
                                                       2004      0.989          0.972               --
                                                       2003      0.998          0.989               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.099          1.117               --
                                                       2005      1.176          1.099           12,320
                                                       2004      1.192          1.176               --
                                                       2003      1.008          1.192               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.277          1.309               --
                                                       2005      1.223          1.277               --
                                                       2004      1.131          1.223               --
                                                       2003      1.016          1.131               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.039          1.105               --
                                                       2005      1.042          1.039               --
                                                       2004      0.984          1.042               --
                                                       2003      0.984          0.984               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.217          1.196               --
                                                       2005      1.205          1.217               --
                                                       2004      1.214          1.205               --
                                                       2003      1.007          1.214               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.127          1.347               --
                                                       2005      1.053          1.127            1,811
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.427          1.482               --
                                                       2005      1.311          1.427               --
                                                       2004      1.211          1.311               --
                                                       2003      1.027          1.211               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067               --

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.468          1.799            8,696
                                                       2005      1.285          1.468            9,017
                                                       2004      1.064          1.285               --
                                                       2003      1.000          1.064               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.142          1.146               --
                                                       2005      1.080          1.142           15,827
                                                       2004      1.060          1.080           15,562
                                                       2003      1.000          1.060               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.316          1.530               --
                                                       2005      1.180          1.316               --
                                                       2004      1.119          1.180               --
                                                       2003      1.000          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.010          2.604            3,878
                                                       2005      1.608          2.010            2,722
                                                       2004      1.317          1.608            3,056
                                                       2003      1.000          1.317               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.617          1.789            1,167
                                                       2005      1.425          1.617            1,739
                                                       2004      1.236          1.425            1,827
                                                       2003      1.000          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.390          1.463           24,227
                                                       2005      1.306          1.390           26,681
                                                       2004      1.169          1.306           25,674
                                                       2003      1.000          1.169           47,329

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.175          1.251               --
                                                       2005      1.163          1.175            2,199
                                                       2004      1.123          1.163            2,035
                                                       2003      1.000          1.123               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131           40,145
                                                       2005      1.000          1.005           39,116

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.615          2.164           12,471
                                                       2005      1.484          1.615           15,232
                                                       2004      1.162          1.484            8,232
                                                       2003      1.000          1.162           56,672

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.013               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.241          1.312           15,760
                                                       2005      1.170          1.241           15,578
                                                       2004      1.113          1.170            1,747
                                                       2003      1.000          1.113           68,123

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.737          2.069            6,308
                                                       2005      1.505          1.737            6,438
                                                       2004      1.251          1.505            6,050
                                                       2003      1.000          1.251            4,261

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.248          1.381            1,962
                                                       2005      1.207          1.248            1,942
                                                       2004      1.125          1.207            1,936
                                                       2003      1.000          1.125            1,917

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.263          1.305            1,326
                                                       2005      1.196          1.263            3,240
                                                       2004      1.121          1.196            3,184
                                                       2003      1.000          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.519          1.862           18,755
                                                       2005      1.343          1.519            9,283
                                                       2004      1.182          1.343           13,858
                                                       2003      1.000          1.182            6,500

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.195          1.246               --
                                                       2005      1.228          1.195            3,837
                                                       2004      1.127          1.228            7,727
                                                       2003      1.000          1.127            2,795

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.120          1.202               --
                                                       2005      1.103          1.120           27,692
                                                       2004      1.061          1.103           45,496
                                                       2003      1.000          1.061           46,789

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.396          1.572            8,258
                                                       2005      1.302          1.396           10,092
                                                       2004      1.153          1.302           10,038
                                                       2003      1.000          1.153            4,224

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.078          1.146               --
                                                       2005      1.057          1.078               --
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.999          1.014            2,677
                                                       2005      1.003          0.999            4,774
                                                       2004      0.986          1.003            6,131
                                                       2003      1.000          0.986           77,196

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.343          1.501           34,740
                                                       2005      1.258          1.343           44,674
                                                       2004      1.156          1.258           50,046
                                                       2003      1.000          1.156           15,076

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.354          1.564           31,627
                                                       2005      1.288          1.354           39,391
                                                       2004      1.160          1.288           34,062
                                                       2003      1.000          1.160           68,667

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.635          1.991           21,522
                                                       2005      1.524          1.635           33,622
                                                       2004      1.242          1.524           30,803
                                                       2003      1.000          1.242            3,133

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.576          1.997           20,349
                                                       2005      1.316          1.576           18,190
                                                       2004      1.178          1.316            3,647
                                                       2003      1.000          1.178            2,333

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.003          1.017               --
                                                       2005      1.004          1.003               --
                                                       2004      0.994          1.004               --
                                                       2003      1.000          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.133          1.248               --
                                                       2005      1.094          1.133               --
                                                       2004      1.032          1.094               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.206          1.298           17,407
                                                       2005      1.193          1.206           17,018
                                                       2004      1.090          1.193            7,627
                                                       2003      1.000          1.090           41,335

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.052          1.067               --
                                                       2005      1.040          1.052               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.231          1.231               --
                                                       2005      1.214          1.231               --
                                                       2004      1.130          1.214           13,295
                                                       2003      1.000          1.130            4,248

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.549          1.893            3,767
                                                       2005      1.390          1.549            3,864
                                                       2004      1.207          1.390            3,941
                                                       2003      1.000          1.207           33,176

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.324          1.398           12,569
                                                       2005      1.213          1.324           12,061
                                                       2004      1.117          1.213           19,671
                                                       2003      1.000          1.117           16,365

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.272          1.251               --
                                                       2005      1.215          1.272               --
                                                       2004      1.108          1.215               --
                                                       2003      1.000          1.108               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.143          1.261               --
                                                       2005      1.036          1.143               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.234          1.387            7,059
                                                       2005      1.243          1.234            8,820
                                                       2004      1.160          1.243           24,914
                                                       2003      1.000          1.160           19,407

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.414          1.551               --
                                                       2005      1.278          1.414               --
                                                       2004      1.173          1.278               --
                                                       2003      1.000          1.173               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.248          1.279               --
                                                       2005      1.285          1.248            1,990
                                                       2004      1.120          1.285           19,711
                                                       2003      1.000          1.120           55,930

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.319          1.425               --
                                                       2005      1.177          1.319               --
                                                       2004      1.162          1.177               --
                                                       2003      1.000          1.162               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.104          1.196               --
                                                       2005      1.075          1.104               --
                                                       2004      1.019          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.972          0.990               --
                                                       2005      0.971          0.972               --
                                                       2004      0.988          0.971               --
                                                       2003      1.000          0.988           52,256

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.114               --
                                                       2005      1.174          1.096            5,042
                                                       2004      1.191          1.174           18,684
                                                       2003      1.000          1.191           13,201

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.274          1.305            5,021
                                                       2005      1.221          1.274            4,747
                                                       2004      1.130          1.221            4,646
                                                       2003      1.000          1.130            1,196

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.036          1.101            6,320
                                                       2005      1.040          1.036            6,213
                                                       2004      0.983          1.040            6,054
                                                       2003      1.000          0.983            2,399

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.214          1.192            3,512
                                                       2005      1.203          1.214            3,071
                                                       2004      1.213          1.203            2,900
                                                       2003      1.000          1.213            1,118

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.126          1.344               --
                                                       2005      1.053          1.126           13,157
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.423          1.477           10,445
                                                       2005      1.309          1.423           12,420
                                                       2004      1.210          1.309           18,307
                                                       2003      1.000          1.210            6,198

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066            3,655




                         SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.477          1.810             --
                                                       2005      1.294          1.477             --
                                                       2004      1.072          1.294             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.113          1.116             --
                                                       2005      1.053          1.113             --
                                                       2004      1.034          1.053             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.198          1.392             --
                                                       2005      1.074          1.198             --
                                                       2004      1.019          1.074             --
                                                       2003      1.000          1.019             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.590          2.059             --
                                                       2005      1.273          1.590             --
                                                       2004      1.043          1.273             --
                                                       2003      1.000          1.043             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.349          1.492             --
                                                       2005      1.189          1.349             --
                                                       2004      1.032          1.189             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.222          1.285             --
                                                       2005      1.148          1.222             --
                                                       2004      1.029          1.148             --
                                                       2003      1.000          1.029             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.091          1.161             --
                                                       2005      1.080          1.091             --
                                                       2004      1.044          1.080             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131             --
                                                       2005      1.000          1.005             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.450          1.942             --
                                                       2005      1.333          1.450             --
                                                       2004      1.044          1.333             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.012             --
                                                       2005      1.000          0.993             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.161          1.227             --
                                                       2005      1.095          1.161             --
                                                       2004      1.043          1.095             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.484          1.767             --
                                                       2005      1.287          1.484             --
                                                       2004      1.070          1.287             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.169          1.293             --
                                                       2005      1.132          1.169             --
                                                       2004      1.055          1.132             --
                                                       2003      1.000          1.055             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.227          1.267             --
                                                       2005      1.162          1.227             --
                                                       2004      1.090          1.162             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.394          1.709             --
                                                       2005      1.234          1.394             --
                                                       2004      1.086          1.234             --
                                                       2003      1.000          1.086             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.096          1.142             --
                                                       2005      1.127          1.096             --
                                                       2004      1.035          1.127             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.088          1.167             --
                                                       2005      1.072          1.088             --
                                                       2004      1.032          1.072             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.280          1.441             --
                                                       2005      1.195          1.280             --
                                                       2004      1.059          1.195             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.077          1.145             --
                                                       2005      1.057          1.077             --
                                                       2004      1.020          1.057             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.028          1.043             --
                                                       2005      1.033          1.028             --
                                                       2004      1.016          1.033             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.235          1.380             --
                                                       2005      1.158          1.235             --
                                                       2004      1.064          1.158             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.245          1.437             --
                                                       2005      1.185          1.245             --
                                                       2004      1.068          1.185             --
                                                       2003      1.000          1.068             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.393          1.696             --
                                                       2005      1.299          1.393             --
                                                       2004      1.060          1.299             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.440          1.824             --
                                                       2005      1.204          1.440             --
                                                       2004      1.078          1.204             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.017          1.031             --
                                                       2005      1.019          1.017             --
                                                       2004      1.009          1.019             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.132          1.246             --
                                                       2005      1.093          1.132             --
                                                       2004      1.032          1.093             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.145          1.231             --
                                                       2005      1.133          1.145             --
                                                       2004      1.035          1.133             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.052          1.066             --
                                                       2005      1.040          1.052             --
                                                       2004      1.017          1.040             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.153          1.153             --
                                                       2005      1.138          1.153             --
                                                       2004      1.059          1.138             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.394          1.703             --
                                                       2005      1.252          1.394             --
                                                       2004      1.088          1.252             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.251          1.320             --
                                                       2005      1.146          1.251             --
                                                       2004      1.056          1.146             --
                                                       2003      1.000          1.056             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.197          1.177             --
                                                       2005      1.144          1.197             --
                                                       2004      1.044          1.144             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.143          1.259             --
                                                       2005      1.036          1.143             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.134          1.274             --
                                                       2005      1.143          1.134             --
                                                       2004      1.067          1.143             --
                                                       2003      1.000          1.067             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.238          1.357             --
                                                       2005      1.119          1.238             --
                                                       2004      1.028          1.119             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.190          1.220             --
                                                       2005      1.226          1.190             --
                                                       2004      1.069          1.226             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.154          1.246             --
                                                       2005      1.031          1.154             --
                                                       2004      1.018          1.031             --
                                                       2003      1.000          1.018             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.103          1.195             --
                                                       2005      1.075          1.103             --
                                                       2004      1.019          1.075             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.979          0.997             --
                                                       2005      0.979          0.979             --
                                                       2004      0.997          0.979             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.940          0.954             --
                                                       2005      1.007          0.940             --
                                                       2004      1.022          1.007             --
                                                       2003      1.000          1.022             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.134          1.161             --
                                                       2005      1.088          1.134             --
                                                       2004      1.007          1.088             --
                                                       2003      1.000          1.007             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.086          1.154             --
                                                       2005      1.091          1.086             --
                                                       2004      1.032          1.091             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.020          1.000             --
                                                       2005      1.011          1.020             --
                                                       2004      1.020          1.011             --
                                                       2003      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.125          1.343             --
                                                       2005      1.053          1.125             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.192          1.237             --
                                                       2005      1.097          1.192             --
                                                       2004      1.015          1.097             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066             --




                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.464          1.793           2,033
                                                       2005      1.283          1.464           2,035
                                                       2004      1.064          1.283              --
                                                       2003      0.975          1.064              --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.139          1.143              --
                                                       2005      1.079          1.139              --
                                                       2004      1.060          1.079              --
                                                       2003      1.011          1.060              --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.313          1.525              --
                                                       2005      1.178          1.313              --
                                                       2004      1.118          1.178              --
                                                       2003      1.070          1.118              --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.005          2.594           1,737
                                                       2005      1.605          2.005           1,738
                                                       2004      1.316          1.605              --
                                                       2003      1.187          1.316              --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.613          1.783              --
                                                       2005      1.423          1.613              --
                                                       2004      1.235          1.423              --
                                                       2003      1.158          1.235              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.386          1.457              --
                                                       2005      1.303          1.386              --
                                                       2004      1.169          1.303              --
                                                       2003      1.045          1.169              --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.172          1.246              --
                                                       2005      1.161          1.172              --
                                                       2004      1.123          1.161              --
                                                       2003      1.101          1.123              --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.130              --
                                                       2005      1.000          1.005              --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.610          2.156           1,817
                                                       2005      1.482          1.610           1,819
                                                       2004      1.161          1.482              --
                                                       2003      1.013          1.161              --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.012              --
                                                       2005      1.000          0.993              --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.237          1.307              --
                                                       2005      1.168          1.237              --
                                                       2004      1.112          1.168              --
                                                       2003      1.014          1.112              --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.732          2.061           1,823
                                                       2005      1.503          1.732           1,824
                                                       2004      1.250          1.503              --
                                                       2003      1.023          1.250              --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.244          1.376              --
                                                       2005      1.205          1.244              --
                                                       2004      1.125          1.205              --
                                                       2003      1.017          1.125              --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.260          1.301              --
                                                       2005      1.194          1.260              --
                                                       2004      1.120          1.194              --
                                                       2003      1.016          1.120              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.515          1.856           2,023
                                                       2005      1.341          1.515              --
                                                       2004      1.182          1.341              --
                                                       2003      0.989          1.182              --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.192          1.242              --
                                                       2005      1.226          1.192              --
                                                       2004      1.127          1.226              --
                                                       2003      1.026          1.127              --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.117          1.198              --
                                                       2005      1.101          1.117              --
                                                       2004      1.060          1.101              --
                                                       2003      0.998          1.060              --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.393          1.566              --
                                                       2005      1.300          1.393              --
                                                       2004      1.153          1.300              --
                                                       2003      1.014          1.153              --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.077          1.144              --
                                                       2005      1.056          1.077              --
                                                       2004      1.020          1.056              --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.996          1.011              --
                                                       2005      1.002          0.996              --
                                                       2004      0.986          1.002              --
                                                       2003      0.994          0.986              --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.340          1.496              --
                                                       2005      1.256          1.340              --
                                                       2004      1.155          1.256              --
                                                       2003      1.004          1.155              --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.350          1.559           4,094
                                                       2005      1.286          1.350           2,145
                                                       2004      1.160          1.286              --
                                                       2003      1.031          1.160              --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.631          1.984           1,841
                                                       2005      1.521          1.631           1,843
                                                       2004      1.241          1.521              --
                                                       2003      1.038          1.241              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.572          1.990           2,105
                                                       2005      1.314          1.572           2,107
                                                       2004      1.177          1.314              --
                                                       2003      1.031          1.177              --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.000          1.013              --
                                                       2005      1.002          1.000              --
                                                       2004      0.993          1.002              --
                                                       2003      0.997          0.993              --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.132          1.245              --
                                                       2005      1.093          1.132              --
                                                       2004      1.032          1.093              --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.203          1.293              --
                                                       2005      1.192          1.203              --
                                                       2004      1.089          1.192              --
                                                       2003      1.010          1.089              --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.051          1.065              --
                                                       2005      1.040          1.051              --
                                                       2004      1.017          1.040              --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.228          1.228              --
                                                       2005      1.212          1.228              --
                                                       2004      1.129          1.212              --
                                                       2003      1.060          1.129              --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.545          1.887              --
                                                       2005      1.388          1.545              --
                                                       2004      1.207          1.388              --
                                                       2003      0.994          1.207              --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.321          1.393              --
                                                       2005      1.211          1.321              --
                                                       2004      1.117          1.211              --
                                                       2003      1.001          1.117              --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.269          1.246              --
                                                       2005      1.213          1.269              --
                                                       2004      1.107          1.213              --
                                                       2003      1.058          1.107              --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.142          1.258              --
                                                       2005      1.036          1.142              --
                                                       2004      1.000          1.036              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.231          1.382           2,296
                                                       2005      1.241          1.231           2,298
                                                       2004      1.160          1.241              --
                                                       2003      1.013          1.160              --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.410          1.545              --
                                                       2005      1.276          1.410              --
                                                       2004      1.172          1.276              --
                                                       2003      1.070          1.172              --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.245          1.275              --
                                                       2005      1.283          1.245           2,233
                                                       2004      1.119          1.283              --
                                                       2003      1.024          1.119              --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.316          1.420              --
                                                       2005      1.175          1.316              --
                                                       2004      1.162          1.175              --
                                                       2003      1.033          1.162              --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.102          1.194              --
                                                       2005      1.074          1.102              --
                                                       2004      1.019          1.074              --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.969          0.986              --
                                                       2005      0.969          0.969              --
                                                       2004      0.988          0.969              --
                                                       2003      0.997          0.988              --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.093          1.110              --
                                                       2005      1.173          1.093              --
                                                       2004      1.191          1.173              --
                                                       2003      1.008          1.191              --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.271          1.300              --
                                                       2005      1.219          1.271              --
                                                       2004      1.130          1.219              --
                                                       2003      1.015          1.130              --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.033          1.097              --
                                                       2005      1.038          1.033              --
                                                       2004      0.982          1.038              --
                                                       2003      0.984          0.982              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.211          1.188              --
                                                       2005      1.201          1.211              --
                                                       2004      1.213          1.201              --
                                                       2003      1.007          1.213              --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.125          1.341              --
                                                       2005      1.053          1.125           2,735
                                                       2004      1.000          1.053              --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.419          1.472              --
                                                       2005      1.307          1.419              --
                                                       2004      1.210          1.307              --
                                                       2003      1.026          1.210              --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066              --




                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.460          1.787               --
                                                       2005      1.281          1.460               --
                                                       2004      1.063          1.281               --
                                                       2003      1.000          1.063               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.136          1.139               --
                                                       2005      1.077          1.136               --
                                                       2004      1.059          1.077               --
                                                       2003      1.000          1.059               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.310          1.520               --
                                                       2005      1.176          1.310               --
                                                       2004      1.118          1.176               --
                                                       2003      1.000          1.118               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.000          2.585               --
                                                       2005      1.603          2.000               --
                                                       2004      1.315          1.603               --
                                                       2003      1.000          1.315               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.609          1.777               --
                                                       2005      1.420          1.609               --
                                                       2004      1.234          1.420               --
                                                       2003      1.000          1.234               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.383          1.452            8,618
                                                       2005      1.301          1.383            8,104
                                                       2004      1.168          1.301            6,281
                                                       2003      1.000          1.168            2,807

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.169          1.242               --
                                                       2005      1.159          1.169               --
                                                       2004      1.122          1.159               --
                                                       2003      1.000          1.122               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129            3,690
                                                       2005      1.000          1.004            3,693

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.606          2.149            2,432
                                                       2005      1.479          1.606            2,826
                                                       2004      1.160          1.479            1,925
                                                       2003      1.000          1.160               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.010               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.234          1.302            3,741
                                                       2005      1.166          1.234               --
                                                       2004      1.112          1.166               --
                                                       2003      1.000          1.112               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.728          2.054            5,273
                                                       2005      1.500          1.728            5,578
                                                       2004      1.249          1.500            3,790
                                                       2003      1.000          1.249               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.241          1.371               --
                                                       2005      1.204          1.241               --
                                                       2004      1.124          1.204               --
                                                       2003      1.000          1.124               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.256          1.296           10,393
                                                       2005      1.192          1.256            9,995
                                                       2004      1.119          1.192            8,711
                                                       2003      1.000          1.119            6,307

  DWSI International Subaccount (Class B) (7/03).....  2006      1.511          1.849            4,140
                                                       2005      1.339          1.511            4,413
                                                       2004      1.181          1.339            2,971
                                                       2003      1.000          1.181               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.189          1.238               --
                                                       2005      1.225          1.189            3,887
                                                       2004      1.126          1.225            2,301
                                                       2003      1.000          1.126               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.114          1.194            4,672
                                                       2005      1.099          1.114            4,676
                                                       2004      1.060          1.099            4,680
                                                       2003      1.000          1.060            4,681

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.389          1.561           14,664
                                                       2005      1.298          1.389           14,317
                                                       2004      1.152          1.298           10,871
                                                       2003      1.000          1.152            4,410

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.075          1.141           18,198
                                                       2005      1.056          1.075           17,979
                                                       2004      1.020          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.994          1.007            6,574
                                                       2005      1.000          0.994            6,579
                                                       2004      0.985          1.000            6,585
                                                       2003      1.000          0.985            6,586

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.336          1.491            3,332
                                                       2005      1.254          1.336            3,336
                                                       2004      1.154          1.254            3,347
                                                       2003      1.000          1.154            3,351

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.347          1.553           10,427
                                                       2005      1.284          1.347            6,944
                                                       2004      1.159          1.284            4,423
                                                       2003      1.000          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.627          1.977            5,349
                                                       2005      1.519          1.627            5,589
                                                       2004      1.241          1.519            3,686
                                                       2003      1.000          1.241               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.568          1.982            5,465
                                                       2005      1.312          1.568            6,041
                                                       2004      1.177          1.312            4,291
                                                       2003      1.000          1.177               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      0.998          1.010            6,509
                                                       2005      1.000          0.998            6,515
                                                       2004      0.992          1.000            6,520
                                                       2003      1.000          0.992            6,522

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.130          1.242               --
                                                       2005      1.093          1.130               --
                                                       2004      1.032          1.093               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.200          1.289            4,398
                                                       2005      1.190          1.200            4,403
                                                       2004      1.088          1.190            4,418
                                                       2003      1.000          1.088            4,423

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.049          1.063               --
                                                       2005      1.039          1.049               --
                                                       2004      1.017          1.039               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.225          1.225               --
                                                       2005      1.211          1.225               --
                                                       2004      1.129          1.211            3,016
                                                       2003      1.000          1.129            3,017

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.541          1.880               --
                                                       2005      1.386          1.541               --
                                                       2004      1.206          1.386               --
                                                       2003      1.000          1.206               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.318          1.388               --
                                                       2005      1.209          1.318               --
                                                       2004      1.116          1.209               --
                                                       2003      1.000          1.116               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.266          1.242               --
                                                       2005      1.211          1.266               --
                                                       2004      1.107          1.211               --
                                                       2003      1.000          1.107               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.141          1.255               --
                                                       2005      1.036          1.141               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.228          1.377            7,795
                                                       2005      1.239          1.228            7,407
                                                       2004      1.159          1.239            4,513
                                                       2003      1.000          1.159               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.407          1.540               --
                                                       2005      1.274          1.407               --
                                                       2004      1.172          1.274               --
                                                       2003      1.000          1.172               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.242          1.271               --
                                                       2005      1.281          1.242               --
                                                       2004      1.119          1.281               --
                                                       2003      1.000          1.119               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.312          1.415            2,127
                                                       2005      1.173          1.312            2,129
                                                       2004      1.161          1.173            2,137
                                                       2003      1.000          1.161            2,171

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.101          1.191           53,019
                                                       2005      1.074          1.101           53,232
                                                       2004      1.019          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.967          0.983               --
                                                       2005      0.968          0.967               --
                                                       2004      0.987          0.968               --
                                                       2003      1.000          0.987               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.090          1.106               --
                                                       2005      1.171          1.090            4,431
                                                       2004      1.190          1.171            4,446
                                                       2003      1.000          1.190            4,452

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.295               --
                                                       2005      1.217          1.267               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.031          1.093               --
                                                       2005      1.037          1.031               --
                                                       2004      0.982          1.037               --
                                                       2003      1.000          0.982               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.208          1.184            4,421
                                                       2005      1.199          1.208            3,730
                                                       2004      1.212          1.199            2,336
                                                       2003      1.000          1.212               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.123          1.339               --
                                                       2005      1.053          1.123               --
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.416          1.467            4,346
                                                       2005      1.305          1.416            4,351
                                                       2004      1.209          1.305            4,366
                                                       2003      1.000          1.209            4,372

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.065               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.479          1.819             --
                                                       2005      1.291          1.479             --
                                                       2004      1.066          1.291             --
                                                       2003      1.000          1.066             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.151          1.156             --
                                                       2005      1.086          1.151             --
                                                       2004      1.062          1.086             --
                                                       2003      1.000          1.062             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.326          1.547             --
                                                       2005      1.185          1.326             --
                                                       2004      1.121          1.185             --
                                                       2003      1.000          1.121             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.026          2.632             --
                                                       2005      1.615          2.026             --
                                                       2004      1.319          1.615             --
                                                       2003      1.000          1.319             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.630          1.809             --
                                                       2005      1.432          1.630             --
                                                       2004      1.238          1.432             --
                                                       2003      1.000          1.238             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.401          1.478             --
                                                       2005      1.312          1.401             --
                                                       2004      1.171          1.312             --
                                                       2003      1.000          1.171             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.184          1.264             --
                                                       2005      1.168          1.184             --
                                                       2004      1.125          1.168             --
                                                       2003      1.000          1.125             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.136             --
                                                       2005      1.000          1.006             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.627          2.187             --
                                                       2005      1.491          1.627             --
                                                       2004      1.164          1.491             --
                                                       2003      1.000          1.164             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.018             --
                                                       2005      1.000          0.995             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.250          1.326             --
                                                       2005      1.175          1.250             --
                                                       2004      1.115          1.175             --
                                                       2003      1.000          1.115             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.750          2.091             --
                                                       2005      1.512          1.750             --
                                                       2004      1.253          1.512             --
                                                       2003      1.000          1.253             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.257          1.396             --
                                                       2005      1.213          1.257             --
                                                       2004      1.127          1.213             --
                                                       2003      1.000          1.127             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.273          1.319             --
                                                       2005      1.201          1.273             --
                                                       2004      1.123          1.201             --
                                                       2003      1.000          1.123             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.531          1.882             --
                                                       2005      1.349          1.531             --
                                                       2004      1.184          1.349             --
                                                       2003      1.000          1.184             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.204          1.258             --
                                                       2005      1.234          1.204             --
                                                       2004      1.129          1.234             --
                                                       2003      1.000          1.129             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.129          1.215             --
                                                       2005      1.108          1.129             --
                                                       2004      1.063          1.108             --
                                                       2003      1.000          1.063             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.407          1.589             --
                                                       2005      1.309          1.407             --
                                                       2004      1.155          1.309             --
                                                       2003      1.000          1.155             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.083          1.155             --
                                                       2005      1.058          1.083             --
                                                       2004      1.020          1.058             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.007          1.025             --
                                                       2005      1.008          1.007             --
                                                       2004      0.988          1.008             --
                                                       2003      1.000          0.988             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.354          1.517             --
                                                       2005      1.264          1.354             --
                                                       2004      1.158          1.264             --
                                                       2003      1.000          1.158             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.364          1.581             --
                                                       2005      1.295          1.364             --
                                                       2004      1.162          1.295             --
                                                       2003      1.000          1.162             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.648          2.012             --
                                                       2005      1.531          1.648             --
                                                       2004      1.244          1.531             --
                                                       2003      1.000          1.244             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.588          2.018             --
                                                       2005      1.322          1.588             --
                                                       2004      1.180          1.322             --
                                                       2003      1.000          1.180             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.011          1.028             --
                                                       2005      1.008          1.011             --
                                                       2004      0.995          1.008             --
                                                       2003      1.000          0.995             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.138          1.257             --
                                                       2005      1.095          1.138             --
                                                       2004      1.032          1.095             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.215          1.312             --
                                                       2005      1.199          1.215             --
                                                       2004      1.091          1.199             --
                                                       2003      1.000          1.091             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.057          1.074             --
                                                       2005      1.041          1.057             --
                                                       2004      1.017          1.041             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.239          1.239             --
                                                       2005      1.220          1.239             --
                                                       2004      1.132          1.220             --
                                                       2003      1.000          1.132             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.561          1.914             --
                                                       2005      1.397          1.561             --
                                                       2004      1.209          1.397             --
                                                       2003      1.000          1.209             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.335          1.413             --
                                                       2005      1.219          1.335             --
                                                       2004      1.119          1.219             --
                                                       2003      1.000          1.119             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.282          1.264             --
                                                       2005      1.221          1.282             --
                                                       2004      1.110          1.221             --
                                                       2003      1.000          1.110             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.147          1.268             --
                                                       2005      1.036          1.147             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.244          1.402             --
                                                       2005      1.249          1.244             --
                                                       2004      1.162          1.249             --
                                                       2003      1.000          1.162             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.425          1.567             --
                                                       2005      1.284          1.425             --
                                                       2004      1.175          1.284             --
                                                       2003      1.000          1.175             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.258          1.292             --
                                                       2005      1.291          1.258             --
                                                       2004      1.122          1.291             --
                                                       2003      1.000          1.122             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.329          1.440             --
                                                       2005      1.183          1.329             --
                                                       2004      1.164          1.183             --
                                                       2003      1.000          1.164             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.108          1.205             --
                                                       2005      1.076          1.108             --
                                                       2004      1.019          1.076             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.979          1.001             --
                                                       2005      0.975          0.979             --
                                                       2004      0.990          0.975             --
                                                       2003      1.000          0.990             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.105          1.125             --
                                                       2005      1.180          1.105             --
                                                       2004      1.193          1.180             --
                                                       2003      1.000          1.193             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.284          1.319             --
                                                       2005      1.227          1.284             --
                                                       2004      1.132          1.227             --
                                                       2003      1.000          1.132             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.044          1.113             --
                                                       2005      1.045          1.044             --
                                                       2004      0.985          1.045             --
                                                       2003      1.000          0.985             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.224          1.205             --
                                                       2005      1.209          1.224             --
                                                       2004      1.215          1.209             --
                                                       2003      1.000          1.215             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.130          1.352             --
                                                       2005      1.053          1.130             --
                                                       2004      1.000          1.053             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.434          1.493             --
                                                       2005      1.315          1.434             --
                                                       2004      1.212          1.315             --
                                                       2003      1.000          1.212             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.068             --




                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.486          1.827             --
                                                       2005      1.298          1.486             --
                                                       2004      1.072          1.298             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.120          1.124             --
                                                       2005      1.057          1.120             --
                                                       2004      1.034          1.057             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.206          1.405             --
                                                       2005      1.078          1.206             --
                                                       2004      1.020          1.078             --
                                                       2003      1.000          1.020             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.601          2.078             --
                                                       2005      1.277          1.601             --
                                                       2004      1.043          1.277             --
                                                       2003      1.000          1.043             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.358          1.506             --
                                                       2005      1.193          1.358             --
                                                       2004      1.032          1.193             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.229          1.297             --
                                                       2005      1.152          1.229             --
                                                       2004      1.029          1.152             --
                                                       2003      1.000          1.029             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.098          1.172             --
                                                       2005      1.084          1.098             --
                                                       2004      1.044          1.084             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.135             --
                                                       2005      1.000          1.006             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.459          1.960             --
                                                       2005      1.338          1.459             --
                                                       2004      1.044          1.338             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.017             --
                                                       2005      1.000          0.995             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.169          1.239             --
                                                       2005      1.099          1.169             --
                                                       2004      1.043          1.099             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.493          1.783             --
                                                       2005      1.291          1.493             --
                                                       2004      1.070          1.291             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.176          1.306             --
                                                       2005      1.135          1.176             --
                                                       2004      1.056          1.135             --
                                                       2003      1.000          1.056             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.234          1.279             --
                                                       2005      1.166          1.234             --
                                                       2004      1.090          1.166             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.403          1.725             --
                                                       2005      1.238          1.403             --
                                                       2004      1.087          1.238             --
                                                       2003      1.000          1.087             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.103          1.152             --
                                                       2005      1.131          1.103             --
                                                       2004      1.035          1.131             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.095          1.178             --
                                                       2005      1.076          1.095             --
                                                       2004      1.032          1.076             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.289          1.454             --
                                                       2005      1.199          1.289             --
                                                       2004      1.059          1.199             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.082          1.153             --
                                                       2005      1.058          1.082             --
                                                       2004      1.020          1.058             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.034          1.053             --
                                                       2005      1.037          1.034             --
                                                       2004      1.016          1.037             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.243          1.393             --
                                                       2005      1.162          1.243             --
                                                       2004      1.064          1.162             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.253          1.451             --
                                                       2005      1.189          1.253             --
                                                       2004      1.068          1.189             --
                                                       2003      1.000          1.068             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.402          1.712             --
                                                       2005      1.304          1.402             --
                                                       2004      1.060          1.304             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.450          1.841             --
                                                       2005      1.208          1.450             --
                                                       2004      1.078          1.208             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.024          1.041             --
                                                       2005      1.022          1.024             --
                                                       2004      1.009          1.022             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.137          1.255             --
                                                       2005      1.095          1.137             --
                                                       2004      1.032          1.095             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.152          1.243             --
                                                       2005      1.137          1.152             --
                                                       2004      1.035          1.137             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.056          1.073             --
                                                       2005      1.041          1.056             --
                                                       2004      1.017          1.041             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.159          1.159             --
                                                       2005      1.142          1.159             --
                                                       2004      1.060          1.142             --
                                                       2003      1.000          1.060             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.403          1.720             --
                                                       2005      1.256          1.403             --
                                                       2004      1.088          1.256             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.259          1.332             --
                                                       2005      1.150          1.259             --
                                                       2004      1.057          1.150             --
                                                       2003      1.000          1.057             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.205          1.188             --
                                                       2005      1.148          1.205             --
                                                       2004      1.044          1.148             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.147          1.267             --
                                                       2005      1.036          1.147             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.141          1.286             --
                                                       2005      1.147          1.141             --
                                                       2004      1.068          1.147             --
                                                       2003      1.000          1.068             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.246          1.370             --
                                                       2005      1.123          1.246             --
                                                       2004      1.028          1.123             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.198          1.230             --
                                                       2005      1.230          1.198             --
                                                       2004      1.069          1.230             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.162          1.258             --
                                                       2005      1.034          1.162             --
                                                       2004      1.019          1.034             --
                                                       2003      1.000          1.019             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.107          1.204             --
                                                       2005      1.076          1.107             --
                                                       2004      1.019          1.076             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.986          1.007             --
                                                       2005      0.982          0.986             --
                                                       2004      0.998          0.982             --
                                                       2003      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.946          0.963             --
                                                       2005      1.011          0.946             --
                                                       2004      1.023          1.011             --
                                                       2003      1.000          1.023             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.141          1.172             --
                                                       2005      1.092          1.141             --
                                                       2004      1.008          1.092             --
                                                       2003      1.000          1.008             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.093          1.165             --
                                                       2005      1.095          1.093             --
                                                       2004      1.032          1.095             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.026          1.010             --
                                                       2005      1.014          1.026             --
                                                       2004      1.020          1.014             --
                                                       2003      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.129          1.351             --
                                                       2005      1.053          1.129             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.200          1.249             --
                                                       2005      1.101          1.200             --
                                                       2004      1.016          1.101             --
                                                       2003      1.000          1.016             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.068             --




                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.471          1.806            1,342
                                                       2005      1.287          1.471            1,344
                                                       2004      1.065          1.287               --
                                                       2003      1.000          1.065               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.145          1.149               --
                                                       2005      1.082          1.145               --
                                                       2004      1.061          1.082               --
                                                       2003      1.000          1.061               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.320          1.536               --
                                                       2005      1.182          1.320               --
                                                       2004      1.119          1.182               --
                                                       2003      1.000          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.016          2.613            1,147
                                                       2005      1.610          2.016            1,148
                                                       2004      1.318          1.610               --
                                                       2003      1.000          1.318               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.622          1.796               --
                                                       2005      1.427          1.622               --
                                                       2004      1.236          1.427               --
                                                       2003      1.000          1.236               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.393          1.468               --
                                                       2005      1.308          1.393           12,250
                                                       2004      1.170          1.308               --
                                                       2003      1.000          1.170               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.178          1.255               --
                                                       2005      1.165          1.178               --
                                                       2004      1.124          1.165               --
                                                       2003      1.000          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.133               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.619          2.172            1,199
                                                       2005      1.486          1.619            5,008
                                                       2004      1.162          1.486               --
                                                       2003      1.000          1.162               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.015               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.244          1.316               --
                                                       2005      1.172          1.244               --
                                                       2004      1.114          1.172               --
                                                       2003      1.000          1.114               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.741          2.076            1,203
                                                       2005      1.507          1.741            1,205
                                                       2004      1.251          1.507               --
                                                       2003      1.000          1.251               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.251          1.386               --
                                                       2005      1.209          1.251               --
                                                       2004      1.126          1.209               --
                                                       2003      1.000          1.126               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.266          1.310               --
                                                       2005      1.198          1.266            8,372
                                                       2004      1.121          1.198               --
                                                       2003      1.000          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.523          1.869            1,336
                                                       2005      1.345          1.523               --
                                                       2004      1.183          1.345               --
                                                       2003      1.000          1.183               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.198          1.250               --
                                                       2005      1.230          1.198               --
                                                       2004      1.128          1.230               --
                                                       2003      1.000          1.128               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.123          1.206               --
                                                       2005      1.105          1.123           13,456
                                                       2004      1.062          1.105               --
                                                       2003      1.000          1.062               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.400          1.577               --
                                                       2005      1.305          1.400           18,072
                                                       2004      1.154          1.305               --
                                                       2003      1.000          1.154               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.080          1.149               --
                                                       2005      1.057          1.080           11,593
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.001          1.018               --
                                                       2005      1.005          1.001               --
                                                       2004      0.987          1.005               --
                                                       2003      1.000          0.987               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.347          1.506               --
                                                       2005      1.260          1.347           19,927
                                                       2004      1.156          1.260               --
                                                       2003      1.000          1.156               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.357          1.570            2,702
                                                       2005      1.290          1.357            1,417
                                                       2004      1.161          1.290               --
                                                       2003      1.000          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.639          1.998            1,215
                                                       2005      1.526          1.639            7,787
                                                       2004      1.243          1.526               --
                                                       2003      1.000          1.243               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.580          2.004            1,390
                                                       2005      1.318          1.580            1,392
                                                       2004      1.179          1.318               --
                                                       2003      1.000          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.005          1.020               --
                                                       2005      1.005          1.005               --
                                                       2004      0.994          1.005               --
                                                       2003      1.000          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.135          1.251               --
                                                       2005      1.094          1.135               --
                                                       2004      1.032          1.094               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.209          1.303               --
                                                       2005      1.195          1.209           12,367
                                                       2004      1.090          1.195               --
                                                       2003      1.000          1.090               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.054          1.069               --
                                                       2005      1.040          1.054               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.234          1.234               --
                                                       2005      1.216          1.234               --
                                                       2004      1.130          1.216               --
                                                       2003      1.000          1.130               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.553          1.900               --
                                                       2005      1.393          1.553               --
                                                       2004      1.208          1.393               --
                                                       2003      1.000          1.208               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.328          1.403               --
                                                       2005      1.215          1.328           13,043
                                                       2004      1.118          1.215               --
                                                       2003      1.000          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.275          1.255               --
                                                       2005      1.217          1.275               --
                                                       2004      1.109          1.217               --
                                                       2003      1.000          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.145          1.263               --
                                                       2005      1.036          1.145               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.237          1.392            1,516
                                                       2005      1.245          1.237            1,518
                                                       2004      1.161          1.245               --
                                                       2003      1.000          1.161               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.417          1.556               --
                                                       2005      1.279          1.417               --
                                                       2004      1.174          1.279               --
                                                       2003      1.000          1.174               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.251          1.284               --
                                                       2005      1.287          1.251            1,475
                                                       2004      1.120          1.287               --
                                                       2003      1.000          1.120               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.322          1.430               --
                                                       2005      1.179          1.322               --
                                                       2004      1.163          1.179               --
                                                       2003      1.000          1.163               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.105          1.199          107,018
                                                       2005      1.075          1.105          122,276
                                                       2004      1.019          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.974          0.994               --
                                                       2005      0.972          0.974               --
                                                       2004      0.989          0.972               --
                                                       2003      1.000          0.989               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.099          1.117               --
                                                       2005      1.176          1.099           12,320
                                                       2004      1.192          1.176               --
                                                       2003      1.000          1.192               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.277          1.309               --
                                                       2005      1.223          1.277               --
                                                       2004      1.131          1.223               --
                                                       2003      1.000          1.131               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.039          1.105               --
                                                       2005      1.042          1.039               --
                                                       2004      0.984          1.042               --
                                                       2003      1.000          0.984               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.217          1.196               --
                                                       2005      1.205          1.217               --
                                                       2004      1.214          1.205               --
                                                       2003      1.000          1.214               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.127          1.347               --
                                                       2005      1.053          1.127            1,811
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.427          1.482               --
                                                       2005      1.311          1.427               --
                                                       2004      1.211          1.311               --
                                                       2003      1.000          1.211               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067               --




                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.480          1.815             --
                                                       2005      1.295          1.480             --
                                                       2004      1.072          1.295             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.115          1.119             --
                                                       2005      1.054          1.115             --
                                                       2004      1.034          1.054             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.201          1.397             --
                                                       2005      1.076          1.201             --
                                                       2004      1.019          1.076             --
                                                       2003      1.000          1.019             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.594          2.065             --
                                                       2005      1.274          1.594             --
                                                       2004      1.043          1.274             --
                                                       2003      1.000          1.043             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.352          1.496             --
                                                       2005      1.190          1.352             --
                                                       2004      1.032          1.190             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.224          1.289             --
                                                       2005      1.149          1.224             --
                                                       2004      1.029          1.149             --
                                                       2003      1.000          1.029             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.093          1.164             --
                                                       2005      1.081          1.093             --
                                                       2004      1.044          1.081             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.132             --
                                                       2005      1.000          1.005             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.453          1.948             --
                                                       2005      1.335          1.453             --
                                                       2004      1.044          1.335             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.014             --
                                                       2005      1.000          0.994             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.164          1.231             --
                                                       2005      1.097          1.164             --
                                                       2004      1.043          1.097             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.487          1.772             --
                                                       2005      1.288          1.487             --
                                                       2004      1.070          1.288             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.171          1.297             --
                                                       2005      1.133          1.171             --
                                                       2004      1.055          1.133             --
                                                       2003      1.000          1.055             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.229          1.271             --
                                                       2005      1.163          1.229             --
                                                       2004      1.090          1.163             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.397          1.714             --
                                                       2005      1.235          1.397             --
                                                       2004      1.087          1.235             --
                                                       2003      1.000          1.087             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.098          1.145             --
                                                       2005      1.128          1.098             --
                                                       2004      1.035          1.128             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.090          1.171             --
                                                       2005      1.073          1.090             --
                                                       2004      1.032          1.073             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.283          1.445             --
                                                       2005      1.196          1.283             --
                                                       2004      1.059          1.196             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.079          1.148             --
                                                       2005      1.057          1.079             --
                                                       2004      1.020          1.057             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.030          1.046             --
                                                       2005      1.034          1.030             --
                                                       2004      1.016          1.034             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.238          1.384             --
                                                       2005      1.159          1.238             --
                                                       2004      1.064          1.159             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.247          1.442             --
                                                       2005      1.187          1.247             --
                                                       2004      1.068          1.187             --
                                                       2003      1.000          1.068             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.396          1.701             --
                                                       2005      1.301          1.396             --
                                                       2004      1.060          1.301             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.443          1.830             --
                                                       2005      1.205          1.443             --
                                                       2004      1.078          1.205             --
                                                       2003      1.000          1.078             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.019          1.034             --
                                                       2005      1.020          1.019             --
                                                       2004      1.009          1.020             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.134          1.249             --
                                                       2005      1.094          1.134             --
                                                       2004      1.032          1.094             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.147          1.235             --
                                                       2005      1.134          1.147             --
                                                       2004      1.035          1.134             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.053          1.068             --
                                                       2005      1.040          1.053             --
                                                       2004      1.017          1.040             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.155          1.155             --
                                                       2005      1.139          1.155             --
                                                       2004      1.059          1.139             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.397          1.709             --
                                                       2005      1.254          1.397             --
                                                       2004      1.088          1.254             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.254          1.324             --
                                                       2005      1.148          1.254             --
                                                       2004      1.057          1.148             --
                                                       2003      1.000          1.057             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.200          1.180             --
                                                       2005      1.145          1.200             --
                                                       2004      1.044          1.145             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.144          1.262             --
                                                       2005      1.036          1.144             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.136          1.278             --
                                                       2005      1.144          1.136             --
                                                       2004      1.067          1.144             --
                                                       2003      1.000          1.067             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.240          1.361             --
                                                       2005      1.120          1.240             --
                                                       2004      1.028          1.120             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.193          1.223             --
                                                       2005      1.227          1.193             --
                                                       2004      1.069          1.227             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.157          1.250             --
                                                       2005      1.032          1.157             --
                                                       2004      1.018          1.032             --
                                                       2003      1.000          1.018             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.104          1.198             --
                                                       2005      1.075          1.104             --
                                                       2004      1.019          1.075             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.982          1.000             --
                                                       2005      0.980          0.982             --
                                                       2004      0.997          0.980             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.942          0.957             --
                                                       2005      1.008          0.942             --
                                                       2004      1.022          1.008             --
                                                       2003      1.000          1.022             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.137          1.165             --
                                                       2005      1.089          1.137             --
                                                       2004      1.008          1.089             --
                                                       2003      1.000          1.008             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.089          1.158             --
                                                       2005      1.092          1.089             --
                                                       2004      1.032          1.092             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.022          1.004             --
                                                       2005      1.012          1.022             --
                                                       2004      1.020          1.012             --
                                                       2003      1.000          1.020             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.126          1.345             --
                                                       2005      1.053          1.126             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.195          1.241             --
                                                       2005      1.098          1.195             --
                                                       2004      1.015          1.098             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067             --




                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.468          1.799            8,696
                                                       2005      1.285          1.468            9,017
                                                       2004      1.064          1.285               --
                                                       2003      0.975          1.064               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.142          1.146               --
                                                       2005      1.080          1.142           15,827
                                                       2004      1.060          1.080           15,562
                                                       2003      1.011          1.060               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.316          1.530               --
                                                       2005      1.180          1.316               --
                                                       2004      1.119          1.180               --
                                                       2003      1.070          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.010          2.604            3,878
                                                       2005      1.608          2.010            2,722
                                                       2004      1.317          1.608            3,056
                                                       2003      1.188          1.317               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.617          1.789            1,167
                                                       2005      1.425          1.617            1,739
                                                       2004      1.236          1.425            1,827
                                                       2003      1.159          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.390          1.463           24,227
                                                       2005      1.306          1.390           26,681
                                                       2004      1.169          1.306           25,674
                                                       2003      1.045          1.169           47,329

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.175          1.251               --
                                                       2005      1.163          1.175            2,199
                                                       2004      1.123          1.163            2,035
                                                       2003      1.102          1.123               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131           40,145
                                                       2005      1.000          1.005           39,116

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.615          2.164           12,471
                                                       2005      1.484          1.615           15,232
                                                       2004      1.162          1.484            8,232
                                                       2003      1.013          1.162           56,672

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.013               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.241          1.312           15,760
                                                       2005      1.170          1.241           15,578
                                                       2004      1.113          1.170            1,747
                                                       2003      1.014          1.113           68,123

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.737          2.069            6,308
                                                       2005      1.505          1.737            6,438
                                                       2004      1.251          1.505            6,050
                                                       2003      1.023          1.251            4,261

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.248          1.381            1,962
                                                       2005      1.207          1.248            1,942
                                                       2004      1.125          1.207            1,936
                                                       2003      1.017          1.125            1,917

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.263          1.305            1,326
                                                       2005      1.196          1.263            3,240
                                                       2004      1.121          1.196            3,184
                                                       2003      1.016          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.519          1.862           18,755
                                                       2005      1.343          1.519            9,283
                                                       2004      1.182          1.343           13,858
                                                       2003      0.989          1.182            6,500

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.195          1.246               --
                                                       2005      1.228          1.195            3,837
                                                       2004      1.127          1.228            7,727
                                                       2003      1.026          1.127            2,795

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.120          1.202               --
                                                       2005      1.103          1.120           27,692
                                                       2004      1.061          1.103           45,496
                                                       2003      0.998          1.061           46,789

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.396          1.572            8,258
                                                       2005      1.302          1.396           10,092
                                                       2004      1.153          1.302           10,038
                                                       2003      1.014          1.153            4,224

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.078          1.146               --
                                                       2005      1.057          1.078               --
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.999          1.014            2,677
                                                       2005      1.003          0.999            4,774
                                                       2004      0.986          1.003            6,131
                                                       2003      0.994          0.986           77,196

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.343          1.501           34,740
                                                       2005      1.258          1.343           44,674
                                                       2004      1.156          1.258           50,046
                                                       2003      1.004          1.156           15,076

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.354          1.564           31,627
                                                       2005      1.288          1.354           39,391
                                                       2004      1.160          1.288           34,062
                                                       2003      1.031          1.160           68,667

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.635          1.991           21,522
                                                       2005      1.524          1.635           33,622
                                                       2004      1.242          1.524           30,803
                                                       2003      1.039          1.242            3,133

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.576          1.997           20,349
                                                       2005      1.316          1.576           18,190
                                                       2004      1.178          1.316            3,647
                                                       2003      1.031          1.178            2,333

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.003          1.017               --
                                                       2005      1.004          1.003               --
                                                       2004      0.994          1.004               --
                                                       2003      0.997          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.133          1.248               --
                                                       2005      1.094          1.133               --
                                                       2004      1.032          1.094               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.206          1.298           17,407
                                                       2005      1.193          1.206           17,018
                                                       2004      1.090          1.193            7,627
                                                       2003      1.010          1.090           41,335

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.052          1.067               --
                                                       2005      1.040          1.052               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.231          1.231               --
                                                       2005      1.214          1.231               --
                                                       2004      1.130          1.214           13,295
                                                       2003      1.060          1.130            4,248

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.549          1.893            3,767
                                                       2005      1.390          1.549            3,864
                                                       2004      1.207          1.390            3,941
                                                       2003      0.994          1.207           33,176

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.324          1.398           12,569
                                                       2005      1.213          1.324           12,061
                                                       2004      1.117          1.213           19,671
                                                       2003      1.001          1.117           16,365

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.272          1.251               --
                                                       2005      1.215          1.272               --
                                                       2004      1.108          1.215               --
                                                       2003      1.059          1.108               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.143          1.261               --
                                                       2005      1.036          1.143               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.234          1.387            7,059
                                                       2005      1.243          1.234            8,820
                                                       2004      1.160          1.243           24,914
                                                       2003      1.013          1.160           19,407

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.414          1.551               --
                                                       2005      1.278          1.414               --
                                                       2004      1.173          1.278               --
                                                       2003      1.070          1.173               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.248          1.279               --
                                                       2005      1.285          1.248            1,990
                                                       2004      1.120          1.285           19,711
                                                       2003      1.024          1.120           55,930

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.319          1.425               --
                                                       2005      1.177          1.319               --
                                                       2004      1.162          1.177               --
                                                       2003      1.034          1.162               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.104          1.196               --
                                                       2005      1.075          1.104               --
                                                       2004      1.019          1.075               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.972          0.990               --
                                                       2005      0.971          0.972               --
                                                       2004      0.988          0.971               --
                                                       2003      0.997          0.988           52,256

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.114               --
                                                       2005      1.174          1.096            5,042
                                                       2004      1.191          1.174           18,684
                                                       2003      1.008          1.191           13,201

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.274          1.305            5,021
                                                       2005      1.221          1.274            4,747
                                                       2004      1.130          1.221            4,646
                                                       2003      1.016          1.130            1,196

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.036          1.101            6,320
                                                       2005      1.040          1.036            6,213
                                                       2004      0.983          1.040            6,054
                                                       2003      0.984          0.983            2,399

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.214          1.192            3,512
                                                       2005      1.203          1.214            3,071
                                                       2004      1.213          1.203            2,900
                                                       2003      1.007          1.213            1,118

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.126          1.344               --
                                                       2005      1.053          1.126           13,157
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.423          1.477           10,445
                                                       2005      1.309          1.423           12,420
                                                       2004      1.210          1.309           18,307
                                                       2003      1.026          1.210            6,198

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066            3,655

                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.464          1.793           2,033
                                                       2005      1.283          1.464           2,035
                                                       2004      1.064          1.283              --
                                                       2003      1.000          1.064              --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.139          1.143              --
                                                       2005      1.079          1.139              --
                                                       2004      1.060          1.079              --
                                                       2003      1.000          1.060              --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.313          1.525              --
                                                       2005      1.178          1.313              --
                                                       2004      1.118          1.178              --
                                                       2003      1.000          1.118              --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.005          2.594           1,737
                                                       2005      1.605          2.005           1,738
                                                       2004      1.316          1.605              --
                                                       2003      1.000          1.316              --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.613          1.783              --
                                                       2005      1.423          1.613              --
                                                       2004      1.235          1.423              --
                                                       2003      1.000          1.235              --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.386          1.457              --
                                                       2005      1.303          1.386              --
                                                       2004      1.169          1.303              --
                                                       2003      1.000          1.169              --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.172          1.246              --
                                                       2005      1.161          1.172              --
                                                       2004      1.123          1.161              --
                                                       2003      1.000          1.123              --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.130              --
                                                       2005      1.000          1.005              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.610          2.156           1,817
                                                       2005      1.482          1.610           1,819
                                                       2004      1.161          1.482              --
                                                       2003      1.000          1.161              --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.012              --
                                                       2005      1.000          0.993              --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.237          1.307              --
                                                       2005      1.168          1.237              --
                                                       2004      1.112          1.168              --
                                                       2003      1.000          1.112              --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.732          2.061           1,823
                                                       2005      1.503          1.732           1,824
                                                       2004      1.250          1.503              --
                                                       2003      1.000          1.250              --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.244          1.376              --
                                                       2005      1.205          1.244              --
                                                       2004      1.125          1.205              --
                                                       2003      1.000          1.125              --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.260          1.301              --
                                                       2005      1.194          1.260              --
                                                       2004      1.120          1.194              --
                                                       2003      1.000          1.120              --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.515          1.856           2,023
                                                       2005      1.341          1.515              --
                                                       2004      1.182          1.341              --
                                                       2003      1.000          1.182              --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.192          1.242              --
                                                       2005      1.226          1.192              --
                                                       2004      1.127          1.226              --
                                                       2003      1.000          1.127              --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.117          1.198              --
                                                       2005      1.101          1.117              --
                                                       2004      1.060          1.101              --
                                                       2003      1.000          1.060              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.393          1.566              --
                                                       2005      1.300          1.393              --
                                                       2004      1.153          1.300              --
                                                       2003      1.000          1.153              --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.077          1.144              --
                                                       2005      1.056          1.077              --
                                                       2004      1.020          1.056              --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.996          1.011              --
                                                       2005      1.002          0.996              --
                                                       2004      0.986          1.002              --
                                                       2003      1.000          0.986              --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.340          1.496              --
                                                       2005      1.256          1.340              --
                                                       2004      1.155          1.256              --
                                                       2003      1.000          1.155              --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.350          1.559           4,094
                                                       2005      1.286          1.350           2,145
                                                       2004      1.160          1.286              --
                                                       2003      1.000          1.160              --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.631          1.984           1,841
                                                       2005      1.521          1.631           1,843
                                                       2004      1.241          1.521              --
                                                       2003      1.000          1.241              --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.572          1.990           2,105
                                                       2005      1.314          1.572           2,107
                                                       2004      1.177          1.314              --
                                                       2003      1.000          1.177              --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.000          1.013              --
                                                       2005      1.002          1.000              --
                                                       2004      0.993          1.002              --
                                                       2003      1.000          0.993              --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.132          1.245              --
                                                       2005      1.093          1.132              --
                                                       2004      1.032          1.093              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.203          1.293              --
                                                       2005      1.192          1.203              --
                                                       2004      1.089          1.192              --
                                                       2003      1.000          1.089              --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.051          1.065              --
                                                       2005      1.040          1.051              --
                                                       2004      1.017          1.040              --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.228          1.228              --
                                                       2005      1.212          1.228              --
                                                       2004      1.129          1.212              --
                                                       2003      1.000          1.129              --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.545          1.887              --
                                                       2005      1.388          1.545              --
                                                       2004      1.207          1.388              --
                                                       2003      1.000          1.207              --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.321          1.393              --
                                                       2005      1.211          1.321              --
                                                       2004      1.117          1.211              --
                                                       2003      1.000          1.117              --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.269          1.246              --
                                                       2005      1.213          1.269              --
                                                       2004      1.107          1.213              --
                                                       2003      1.000          1.107              --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.142          1.258              --
                                                       2005      1.036          1.142              --
                                                       2004      1.000          1.036              --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.231          1.382           2,296
                                                       2005      1.241          1.231           2,298
                                                       2004      1.160          1.241              --
                                                       2003      1.000          1.160              --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.410          1.545              --
                                                       2005      1.276          1.410              --
                                                       2004      1.172          1.276              --
                                                       2003      1.000          1.172              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.245          1.275              --
                                                       2005      1.283          1.245           2,233
                                                       2004      1.119          1.283              --
                                                       2003      1.000          1.119              --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.316          1.420              --
                                                       2005      1.175          1.316              --
                                                       2004      1.162          1.175              --
                                                       2003      1.000          1.162              --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.102          1.194              --
                                                       2005      1.074          1.102              --
                                                       2004      1.019          1.074              --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.969          0.986              --
                                                       2005      0.969          0.969              --
                                                       2004      0.988          0.969              --
                                                       2003      1.000          0.988              --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.093          1.110              --
                                                       2005      1.173          1.093              --
                                                       2004      1.191          1.173              --
                                                       2003      1.000          1.191              --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.271          1.300              --
                                                       2005      1.219          1.271              --
                                                       2004      1.130          1.219              --
                                                       2003      1.000          1.130              --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.033          1.097              --
                                                       2005      1.038          1.033              --
                                                       2004      0.982          1.038              --
                                                       2003      1.000          0.982              --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.211          1.188              --
                                                       2005      1.201          1.211              --
                                                       2004      1.213          1.201              --
                                                       2003      1.000          1.213              --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.125          1.341              --
                                                       2005      1.053          1.125           2,735
                                                       2004      1.000          1.053              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.419          1.472              --
                                                       2005      1.307          1.419              --
                                                       2004      1.210          1.307              --
                                                       2003      1.000          1.210              --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066              --




                         SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.473          1.804             --
                                                       2005      1.292          1.473             --
                                                       2004      1.072          1.292             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.110          1.113             --
                                                       2005      1.052          1.110             --
                                                       2004      1.034          1.052             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.196          1.388             --
                                                       2005      1.073          1.196             --
                                                       2004      1.019          1.073             --
                                                       2003      1.000          1.019             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.587          2.052             --
                                                       2005      1.271          1.587             --
                                                       2004      1.043          1.271             --
                                                       2003      1.000          1.043             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.346          1.487             --
                                                       2005      1.188          1.346             --
                                                       2004      1.032          1.188             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.219          1.281             --
                                                       2005      1.147          1.219             --
                                                       2004      1.029          1.147             --
                                                       2003      1.000          1.029             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.088          1.157             --
                                                       2005      1.079          1.088             --
                                                       2004      1.044          1.079             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.447          1.936             --
                                                       2005      1.332          1.447             --
                                                       2004      1.044          1.332             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.011             --
                                                       2005      1.000          0.993             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.159          1.223             --
                                                       2005      1.094          1.159             --
                                                       2004      1.043          1.094             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.481          1.761             --
                                                       2005      1.285          1.481             --
                                                       2004      1.070          1.285             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.166          1.289             --
                                                       2005      1.130          1.166             --
                                                       2004      1.055          1.130             --
                                                       2003      1.000          1.055             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.224          1.263             --
                                                       2005      1.161          1.224             --
                                                       2004      1.089          1.161             --
                                                       2003      1.000          1.089             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.391          1.703             --
                                                       2005      1.232          1.391             --
                                                       2004      1.086          1.232             --
                                                       2003      1.000          1.086             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.093          1.139             --
                                                       2005      1.125          1.093             --
                                                       2004      1.034          1.125             --
                                                       2003      1.000          1.034             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.086          1.163             --
                                                       2005      1.071          1.086             --
                                                       2004      1.032          1.071             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.278          1.436             --
                                                       2005      1.194          1.278             --
                                                       2004      1.058          1.194             --
                                                       2003      1.000          1.058             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.076          1.142             --
                                                       2005      1.056          1.076             --
                                                       2004      1.020          1.056             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.026          1.040             --
                                                       2005      1.032          1.026             --
                                                       2004      1.016          1.032             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.233          1.376             --
                                                       2005      1.157          1.233             --
                                                       2004      1.064          1.157             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.242          1.433             --
                                                       2005      1.184          1.242             --
                                                       2004      1.068          1.184             --
                                                       2003      1.000          1.068             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.390          1.690             --
                                                       2005      1.298          1.390             --
                                                       2004      1.059          1.298             --
                                                       2003      1.000          1.059             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.437          1.818             --
                                                       2005      1.202          1.437             --
                                                       2004      1.078          1.202             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.015          1.028             --
                                                       2005      1.017          1.015             --
                                                       2004      1.009          1.017             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.131          1.243             --
                                                       2005      1.093          1.131             --
                                                       2004      1.032          1.093             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.142          1.227             --
                                                       2005      1.132          1.142             --
                                                       2004      1.035          1.132             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.050          1.064             --
                                                       2005      1.039          1.050             --
                                                       2004      1.017          1.039             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.151          1.151             --
                                                       2005      1.137          1.151             --
                                                       2004      1.059          1.137             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.391          1.698             --
                                                       2005      1.251          1.391             --
                                                       2004      1.088          1.251             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.248          1.315             --
                                                       2005      1.145          1.248             --
                                                       2004      1.056          1.145             --
                                                       2003      1.000          1.056             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.195          1.173             --
                                                       2005      1.143          1.195             --
                                                       2004      1.044          1.143             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.141          1.257             --
                                                       2005      1.036          1.141             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.132          1.270             --
                                                       2005      1.142          1.132             --
                                                       2004      1.067          1.142             --
                                                       2003      1.000          1.067             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.235          1.353             --
                                                       2005      1.118          1.235             --
                                                       2004      1.028          1.118             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.188          1.216             --
                                                       2005      1.224          1.188             --
                                                       2004      1.069          1.224             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.152          1.243             --
                                                       2005      1.029          1.152             --
                                                       2004      1.018          1.029             --
                                                       2003      1.000          1.018             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.101          1.192             --
                                                       2005      1.074          1.101             --
                                                       2004      1.019          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.977          0.994             --
                                                       2005      0.978          0.977             --
                                                       2004      0.997          0.978             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.938          0.951             --
                                                       2005      1.006          0.938             --
                                                       2004      1.022          1.006             --
                                                       2003      1.000          1.022             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.132          1.157             --
                                                       2005      1.087          1.132             --
                                                       2004      1.007          1.087             --
                                                       2003      1.000          1.007             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.084          1.150             --
                                                       2005      1.090          1.084             --
                                                       2004      1.032          1.090             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.018          0.997             --
                                                       2005      1.010          1.018             --
                                                       2004      1.020          1.010             --
                                                       2003      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.124          1.340             --
                                                       2005      1.053          1.124             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.190          1.233             --
                                                       2005      1.096          1.190             --
                                                       2004      1.015          1.096             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.065             --




                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.460          1.787               --
                                                       2005      1.281          1.460               --
                                                       2004      1.063          1.281               --
                                                       2003      0.975          1.063               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.136          1.139               --
                                                       2005      1.077          1.136               --
                                                       2004      1.059          1.077               --
                                                       2003      1.010          1.059               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.310          1.520               --
                                                       2005      1.176          1.310               --
                                                       2004      1.118          1.176               --
                                                       2003      1.070          1.118               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.000          2.585               --
                                                       2005      1.603          2.000               --
                                                       2004      1.315          1.603               --
                                                       2003      1.187          1.315               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.609          1.777               --
                                                       2005      1.420          1.609               --
                                                       2004      1.234          1.420               --
                                                       2003      1.158          1.234               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.383          1.452            8,618
                                                       2005      1.301          1.383            8,104
                                                       2004      1.168          1.301            6,281
                                                       2003      1.045          1.168            2,807

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.169          1.242               --
                                                       2005      1.159          1.169               --
                                                       2004      1.122          1.159               --
                                                       2003      1.100          1.122               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129            3,690
                                                       2005      1.000          1.004            3,693

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.606          2.149            2,432
                                                       2005      1.479          1.606            2,826
                                                       2004      1.160          1.479            1,925
                                                       2003      1.013          1.160               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.010               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.234          1.302            3,741
                                                       2005      1.166          1.234               --
                                                       2004      1.112          1.166               --
                                                       2003      1.014          1.112               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.728          2.054            5,273
                                                       2005      1.500          1.728            5,578
                                                       2004      1.249          1.500            3,790
                                                       2003      1.023          1.249               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.241          1.371               --
                                                       2005      1.204          1.241               --
                                                       2004      1.124          1.204               --
                                                       2003      1.017          1.124               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.256          1.296           10,393
                                                       2005      1.192          1.256            9,995
                                                       2004      1.119          1.192            8,711
                                                       2003      1.016          1.119            6,307

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.511          1.849            4,140
                                                       2005      1.339          1.511            4,413
                                                       2004      1.181          1.339            2,971
                                                       2003      0.988          1.181               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.189          1.238               --
                                                       2005      1.225          1.189            3,887
                                                       2004      1.126          1.225            2,301
                                                       2003      1.026          1.126               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.114          1.194            4,672
                                                       2005      1.099          1.114            4,676
                                                       2004      1.060          1.099            4,680
                                                       2003      0.997          1.060            4,681

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.389          1.561           14,664
                                                       2005      1.298          1.389           14,317
                                                       2004      1.152          1.298           10,871
                                                       2003      1.014          1.152            4,410

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.075          1.141           18,198
                                                       2005      1.056          1.075           17,979
                                                       2004      1.020          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.994          1.007            6,574
                                                       2005      1.000          0.994            6,579
                                                       2004      0.985          1.000            6,585
                                                       2003      0.993          0.985            6,586

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.336          1.491            3,332
                                                       2005      1.254          1.336            3,336
                                                       2004      1.154          1.254            3,347
                                                       2003      1.004          1.154            3,351

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.347          1.553           10,427
                                                       2005      1.284          1.347            6,944
                                                       2004      1.159          1.284            4,423
                                                       2003      1.031          1.159               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.627          1.977            5,349
                                                       2005      1.519          1.627            5,589
                                                       2004      1.241          1.519            3,686
                                                       2003      1.038          1.241               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.568          1.982            5,465
                                                       2005      1.312          1.568            6,041
                                                       2004      1.177          1.312            4,291
                                                       2003      1.031          1.177               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      0.998          1.010            6,509
                                                       2005      1.000          0.998            6,515
                                                       2004      0.992          1.000            6,520
                                                       2003      0.997          0.992            6,522

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.130          1.242               --
                                                       2005      1.093          1.130               --
                                                       2004      1.032          1.093               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.200          1.289            4,398
                                                       2005      1.190          1.200            4,403
                                                       2004      1.088          1.190            4,418
                                                       2003      1.010          1.088            4,423

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.049          1.063               --
                                                       2005      1.039          1.049               --
                                                       2004      1.017          1.039               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.225          1.225               --
                                                       2005      1.211          1.225               --
                                                       2004      1.129          1.211            3,016
                                                       2003      1.059          1.129            3,017

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.541          1.880               --
                                                       2005      1.386          1.541               --
                                                       2004      1.206          1.386               --
                                                       2003      0.994          1.206               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.318          1.388               --
                                                       2005      1.209          1.318               --
                                                       2004      1.116          1.209               --
                                                       2003      1.001          1.116               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.266          1.242               --
                                                       2005      1.211          1.266               --
                                                       2004      1.107          1.211               --
                                                       2003      1.058          1.107               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.141          1.255               --
                                                       2005      1.036          1.141               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.228          1.377            7,795
                                                       2005      1.239          1.228            7,407
                                                       2004      1.159          1.239            4,513
                                                       2003      1.013          1.159               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.407          1.540               --
                                                       2005      1.274          1.407               --
                                                       2004      1.172          1.274               --
                                                       2003      1.070          1.172               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.242          1.271               --
                                                       2005      1.281          1.242               --
                                                       2004      1.119          1.281               --
                                                       2003      1.024          1.119               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.312          1.415            2,127
                                                       2005      1.173          1.312            2,129
                                                       2004      1.161          1.173            2,137
                                                       2003      1.033          1.161            2,171

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.101          1.191           53,019
                                                       2005      1.074          1.101           53,232
                                                       2004      1.019          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.967          0.983               --
                                                       2005      0.968          0.967               --
                                                       2004      0.987          0.968               --
                                                       2003      0.997          0.987               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.090          1.106               --
                                                       2005      1.171          1.090            4,431
                                                       2004      1.190          1.171            4,446
                                                       2003      1.008          1.190            4,452

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.295               --
                                                       2005      1.217          1.267               --
                                                       2004      1.129          1.217               --
                                                       2003      1.015          1.129               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.031          1.093               --
                                                       2005      1.037          1.031               --
                                                       2004      0.982          1.037               --
                                                       2003      0.984          0.982               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.208          1.184            4,421
                                                       2005      1.199          1.208            3,730
                                                       2004      1.212          1.199            2,336
                                                       2003      1.007          1.212               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.123          1.339               --
                                                       2005      1.053          1.123               --
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.416          1.467            4,346
                                                       2005      1.305          1.416            4,351
                                                       2004      1.209          1.305            4,366
                                                       2003      1.026          1.209            4,372

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.065               --




                         SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.456          1.780             --
                                                       2005      1.279          1.456             --
                                                       2004      1.063          1.279             --
                                                       2003      1.000          1.063             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.133          1.136             --
                                                       2005      1.075          1.133             --
                                                       2004      1.059          1.075             --
                                                       2003      1.000          1.059             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.306          1.514             --
                                                       2005      1.174          1.306             --
                                                       2004      1.117          1.174             --
                                                       2003      1.000          1.117             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.995          2.576             --
                                                       2005      1.600          1.995             --
                                                       2004      1.315          1.600             --
                                                       2003      1.000          1.315             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.605          1.770             --
                                                       2005      1.418          1.605             --
                                                       2004      1.234          1.418             --
                                                       2003      1.000          1.234             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.379          1.447             --
                                                       2005      1.299          1.379             --
                                                       2004      1.167          1.299             --
                                                       2003      1.000          1.167             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.166          1.238             --
                                                       2005      1.158          1.166             --
                                                       2004      1.121          1.158             --
                                                       2003      1.000          1.121             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.602          2.141             --
                                                       2005      1.477          1.602             --
                                                       2004      1.160          1.477             --
                                                       2003      1.000          1.160             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.992          1.009             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.231          1.298             --
                                                       2005      1.164          1.231             --
                                                       2004      1.111          1.164             --
                                                       2003      1.000          1.111             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.723          2.047             --
                                                       2005      1.498          1.723             --
                                                       2004      1.249          1.498             --
                                                       2003      1.000          1.249             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.238          1.367             --
                                                       2005      1.202          1.238             --
                                                       2004      1.123          1.202             --
                                                       2003      1.000          1.123             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.253          1.292             --
                                                       2005      1.190          1.253             --
                                                       2004      1.119          1.190             --
                                                       2003      1.000          1.119             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.507          1.843             --
                                                       2005      1.337          1.507             --
                                                       2004      1.180          1.337             --
                                                       2003      1.000          1.180             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.186          1.234             --
                                                       2005      1.223          1.186             --
                                                       2004      1.125          1.223             --
                                                       2003      1.000          1.125             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.111          1.189             --
                                                       2005      1.098          1.111             --
                                                       2004      1.059          1.098             --
                                                       2003      1.000          1.059             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.386          1.555             --
                                                       2005      1.296          1.386             --
                                                       2004      1.151          1.296             --
                                                       2003      1.000          1.151             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.019          1.056             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.991          1.003             --
                                                       2005      0.999          0.991             --
                                                       2004      0.985          0.999             --
                                                       2003      1.000          0.985             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.333          1.485             --
                                                       2005      1.252          1.333             --
                                                       2004      1.154          1.252             --
                                                       2003      1.000          1.154             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.344          1.548             --
                                                       2005      1.282          1.344             --
                                                       2004      1.158          1.282             --
                                                       2003      1.000          1.158             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.622          1.970             --
                                                       2005      1.517          1.622             --
                                                       2004      1.240          1.517             --
                                                       2003      1.000          1.240             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.564          1.975             --
                                                       2005      1.310          1.564             --
                                                       2004      1.176          1.310             --
                                                       2003      1.000          1.176             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      0.995          1.006             --
                                                       2005      0.999          0.995             --
                                                       2004      0.992          0.999             --
                                                       2003      1.000          0.992             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.031          1.092             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.197          1.284             --
                                                       2005      1.188          1.197             --
                                                       2004      1.088          1.188             --
                                                       2003      1.000          1.088             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.016          1.039             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.223          1.223             --
                                                       2005      1.209          1.223             --
                                                       2004      1.128          1.209             --
                                                       2003      1.000          1.128             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.537          1.873             --
                                                       2005      1.384          1.537             --
                                                       2004      1.205          1.384             --
                                                       2003      1.000          1.205             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.314          1.383             --
                                                       2005      1.207          1.314             --
                                                       2004      1.115          1.207             --
                                                       2003      1.000          1.115             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.262          1.238             --
                                                       2005      1.209          1.262             --
                                                       2004      1.106          1.209             --
                                                       2003      1.000          1.106             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.140          1.253             --
                                                       2005      1.036          1.140             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.225          1.372             --
                                                       2005      1.237          1.225             --
                                                       2004      1.158          1.237             --
                                                       2003      1.000          1.158             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.403          1.535             --
                                                       2005      1.272          1.403             --
                                                       2004      1.171          1.272             --
                                                       2003      1.000          1.171             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.239          1.267             --
                                                       2005      1.279          1.239             --
                                                       2004      1.118          1.279             --
                                                       2003      1.000          1.118             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.309          1.410             --
                                                       2005      1.172          1.309             --
                                                       2004      1.161          1.172             --
                                                       2003      1.000          1.161             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      1.019          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.964          0.979             --
                                                       2005      0.966          0.964             --
                                                       2004      0.987          0.966             --
                                                       2003      1.000          0.987             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.088          1.102             --
                                                       2005      1.169          1.088             --
                                                       2004      1.189          1.169             --
                                                       2003      1.000          1.189             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.264          1.291             --
                                                       2005      1.215          1.264             --
                                                       2004      1.128          1.215             --
                                                       2003      1.000          1.128             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.028          1.090             --
                                                       2005      1.035          1.028             --
                                                       2004      0.981          1.035             --
                                                       2003      1.000          0.981             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.205          1.179             --
                                                       2005      1.198          1.205             --
                                                       2004      1.211          1.198             --
                                                       2003      1.000          1.211             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.122          1.336             --
                                                       2005      1.053          1.122             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.412          1.461             --
                                                       2005      1.303          1.412             --
                                                       2004      1.208          1.303             --
                                                       2003      1.000          1.208             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.064             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

                           PORTFOLIO ARCHITECT ACCESS
                                 VINTAGE ACCESS
                            SCUDDER ADVOCATE ADVISOR
                          SCUDDER ADVOCATE ADVISOR-ST1

                       STATEMENT OF ADDITIONAL INFORMATION

    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-67-68-77-89                                    December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  EXHIBITS

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Insurance Company Board of Directors
          authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Travelers Fund ABD for Variable
          Annuities' Registration Statement on Form N-4 EL, File Nos. 033-
          65343/07465, filed December 22, 1995.)

1(b).     Resolution of Board of Directors of MetLife Insurance Company of
          Connecticut (including Agreement and Plan of Merger) (Incorporated herein by reference to Exhibit 1(b) to MetLife Life and Annuity
          Company of CT Variable Annuity Separate Account 2002 for Variable
          Annuities' Registration Statement on Form N-4, File Nos. 333-
          147907/811-21221, filed December 7, 2007.)

1(c).     Resolution of The MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife
          Life and Annuity Company of CT Variable Annuity Separate Account 2002 for Variable Annuities into MetLife of CT Separate Account Eleven for
          Variable Annuities. (to be filed by amendment.)

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company.  (to be filed by amendment.)

3(b).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities to the Registration Statement on Form N-4, File No. 033-65339/811-
          07463, filed April 6, 2007.)

3(c). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65339/811-07463,  filed April 6,
          2007.)

3(d).     Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut and Amendment No. 1 to
          Services Agreement. (Incorporated herein by reference to Exhibit 3(e) to the Post-Effective Amendment No. 15 to MetLife of CT Fund BD for
          Variable Annuities' Registration Statement on Form N-4, File Nos.
          033-73466/811-08242, filed April 7, 2008.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(a).     Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, file No. 333-
          100434, filed October 9, 2002.)

4(b). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
          Registration Statement on Form N-4, file No. 333-101778, filed
          November 19, 2004.)

4(c).     Company Name Change Endorsement The Travelers Life and Annuity
          Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD II for Variable Annuities Registration Statement on Form N-4,
          File No. 033-65339, filed on April 7, 2006.)

4(d). Merger Endorsement (6-E48-07) (December 7, 2007) (Incorporated herein by reference to Exhibit 4(d) to MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002 for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 333-147907/811-21221, filed December 7, 2007.)

5(a). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form N-4,
          File No. 333-100434, filed February 28, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 3(a) (i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund ABD for Variable Annuities Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of
          Connecticut. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to MetLife of CT Separate Account Nine for
          Variable Annuities' Registration Statement on Form N-4, File Nos.
          333-65926/811-09411, filed on October 31, 2007.)

7.        Specimen Reinsurance Agreement. (Incorporated herein by reference to
          Exhibit 7 to Post-Effective Amendment No. 2 to the Registration
          Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
          Statement on Form N-4, File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut (effective August 31, 2007).
          (Incorporated herein by reference to Exhibit 6(d) to Post-Effective
          No. 11 to MetLife of CT Separate Account Nine for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          (to be filed by amendment.)

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (to be filed by amendment.)

11.       Not applicable.

12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G.
          Cellupica and Marie C. Swift to act as signatory for Michael K.
          Farrell, William J. Mullaney, Lisa M. Weber, Stanley J. Talbi, and
          Joseph J. Prochaska, Jr. (filed herewith)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deidre E. Curran             Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110 th Street
Suite 700
Overland Park, KS 62210


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008, there were 110 qualified contracts and 229 non-qualified contracts of Vintage Access; there were 116 qualified contracts and 241 non-qualified contracts of Portfolio Architect Access; there were 33 qualified contracts and 82 non-qualified contracts of Scudder Advocate Advisor; and there was 1 qualified contract and 0 non-qualified contracts of Scudder Advocate Advisor ST-1 offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors..........................    $128,299,602          $0               $0               $0
Distribution Company



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

METLIFE INSURANCE COMPANY OF CONNECTICUT
ONE CITYPLACE
HARTFORD, CONNECTICUT 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 9th day of July 2008.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact

* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

13    Powers of Attorney